P.E. 12/31/06

ARIS

1-00183

07048149

HERSHEY'S

Notice of 2007 Annual Meeting and Proxy Statement

2006 Annual Report to Stockholders

The Hershey Company

Proxy Statement and 2006 Annual Report to Stockholders

March 16, 2007

To Our Stockholders:

It's my pleasure to invite you to attend the 2007 Annual Meeting of Stockholders of The Hershey Company to be held at **10:00 a.m.** Eastern Daylight Time on **April 17, 2007**. Please note the earlier start time of our meeting.

The meeting will be held at GIANT Center, 950 West Hersheypark Drive, Hershey, Pennsylvania. A map providing directions to GIANT Center is on the back cover. The doors to GIANT Center will open at **8:00 a.m.** Please note there will be two entrances to the meeting. The primary entrance will be at the rear of GIANT Center and accessed by trams. For those using wheelchairs or requiring special assistance, the front entrance of GIANT Center will be available for use. Persons not requiring such assistance also may use the front entrance but will have to walk down stadium steps to access the meeting floor.

Business scheduled to be considered at the meeting includes (1) the election of ten directors, (2) ratification of the appointment of KPMG LLP as the Company's independent auditors for 2007 and (3) approval of The Hershey Company Equity and Incentive Compensation Plan. Management will review the Company's 2006 performance and will be available to respond to questions during the meeting.

As in prior years, security measures will be in place at the Annual Meeting for the safety of attendees. Metal detectors, similar to those used in airports, will be located at the entrances to the meeting room. We highly recommend you do not carry items such as handbags and packages to the meeting as all such items will be inspected. Photo identification will be required to gain admittance. Weapons and sharp objects (such as pocketknives and scissors), cell phones, pagers, cameras and recording devices will not be permitted inside the meeting room.

If you plan to attend the meeting, please bring the admission ticket located on the top half of your proxy card to gain admission or to vote your shares at the meeting. If your shares are currently held in street name, meaning that your shares are held in the name of your broker, bank or other nominee and you wish to attend the meeting, you should bring a letter from your broker, bank or nominee, or your most recent account statement, indicating that you were the beneficial owner of

Hershey stock as of the record date, February 20, 2007. If you are a street name holder and believe you might want to vote your shares at the meeting, you will also need to bring a legal proxy from your broker, bank or other nominee.

Please note that we will not distribute voting ballots during the meeting. If you plan to vote at the meeting, pick up a ballot at the registration table upon your arrival. You may then either deposit your ballot in any of the designated voting boxes located inside the meeting room before the meeting begins, or submit your ballot to a meeting usher at the time designated during the meeting.

We also invite you to visit HERSHEY'S CHOCOLATE WORLD visitors center from 7:00 a.m. to 5:00 p.m. on the day of the Annual Meeting. Once again, we're offering stockholders a special 25% discount on selected items. You will need to show one of the following items at HERSHEY'S CHOCOLATE WORLD to receive the special discount: (1) your admission ticket, (2) the letter from your broker, bank or nominee, or (3) your account statement.

To assure proper representation of your shares at the meeting, please submit your voting instructions to the Company by Internet, phone or mail. Please refer to the proxy statement and the enclosed proxy card for more information on how to vote your shares.

I look forward to seeing you at the meeting.

Regards,

R. H. Lenny

Richard H. Lenny

TABLE OF CONTENTS

Table of Contents

Table of Contents

	Page

HERSHEY'S

The Hershey Company

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME	April 17, 2007 at **10:00 a.m. Eastern Daylight Time**
PLACE	GIANT Center 950 West Hersheypark Drive Hershey, PA 17033
ITEMS OF BUSINESS	(1) Elect ten directors. (2) Ratify the appointment of KPMG LLP as the Company's independent auditors for 2007. (3) Approve The Hershey Company Equity and Incentive Compensation Plan. (4) Discuss and take action on any other business that is properly brought before the meeting.
WHO CAN VOTE?	You are entitled to vote at the meeting and at any adjournment or postponement of the meeting if you were a stockholder at the close of business on February 20, 2007, the record date for the annual meeting.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 16, 2007

Your vote is important. Please mark, date, sign and return the enclosed proxy/voting instruction card or, if you prefer, vote by using the Internet or by telephone. Voting instructions appear on the proxy/voting instruction card.

The Hershey Company

100 Crystal A Drive

Hershey, Pennsylvania 17033

March 16, 2007

PROXY STATEMENT

For the Annual Meeting of Stockholders

To Be Held on April 17, 2007

Proxy Statement

The Board of Directors of The Hershey Company, a Delaware corporation, is furnishing this proxy statement to you in connection with the solicitation of proxies for our 2007 annual meeting of stockholders. The meeting will be held on April 17, 2007, at 10:00 a.m. Eastern Daylight Time, at GIANT Center, 950 West Hersheypark Drive, Hershey, Pennsylvania 17033. Valid proxies received in connection with the annual meeting may be voted at the annual meeting and at any adjournments or postponements of that meeting.

We intend to begin mailing this proxy statement and the proxy card to stockholders on or about March 16, 2007.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Annual Meeting Information

Why did I receive these materials?

We hold a meeting of stockholders annually. This year's meeting will be held on April 17, 2007. There will be several items of business that must be voted on by our stockholders at the meeting, and our Board of Directors is seeking your proxy to vote on these items. This proxy statement contains important information about The Hershey Company and the matters that will be voted on at the meeting. Please read these materials carefully so that you have the information you need to make informed decisions. Throughout this proxy statement, we will refer to ourselves as "The Hershey Company," "Hershey," "we," "our" or the "Company."

What is a proxy?

A proxy is your legal designation of another person to vote the stock that you own. The person you designate to vote your shares is also called a proxy. When you submit a proxy, the people named on the proxy card are required to vote your shares at the annual meeting in the manner you have instructed. Please turn to page 3 for more information about voting your shares.

What is the record date and why is it important?

The record date is the date used by our Board of Directors to determine which stockholders of the Company are entitled to receive notice of, and vote on the items presented at, the annual meeting. Our Board established February 20, 2007 as the record date for the 2007 annual meeting.

What is the difference between a registered stockholder and a stockholder who holds stock in street name?

If you hold shares of Hershey stock directly in your name, you are a registered stockholder. If you own your Hershey shares indirectly through a broker, bank or other holder of record, those shares are held in street name.

How do I gain admission to the annual meeting?

If you owned Hershey stock on the record date, you may attend the annual meeting. If you are a *registered stockholder*, you must bring with you the admission ticket printed on the top half of your proxy card to gain admission to the meeting. If you hold your stock in *street name*, you should bring a letter from your broker, bank or other holder of record, or your most recent account statement, indicating that you were the beneficial owner of Hershey stock as of the record date for the meeting.

What will occur at the annual meeting?

Following opening remarks, stockholders will be offered an opportunity to submit completed voting ballots on the proposals to be presented at this year's meeting. Following the vote, we will provide an update on our business followed by an opportunity for stockholders to ask questions. Finally, we will provide a preliminary report on the votes cast for each of the proposals presented at the meeting.

What proposals will I be voting on and how does the Board of Directors recommend I vote?

	Proposal	Board Recommendation
No. 1	Election of ten directors, each to serve until the next annual meeting of stockholders and until his or her successor has been properly elected and qualified	FOR
No. 2	Ratification of the Audit Committee's selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2007	FOR
No. 3	Approval of the Equity and Incentive Compensation Plan	FOR

What other matters might arise at the meeting?

We are not aware of any other matters that will be brought before the stockholders at the annual meeting. Except under very limited circumstances, stockholder proposals and nominations for director had to be submitted to us in advance and meet certain requirements in order to be eligible for consideration at the meeting. We described those requirements in our 2006 proxy statement. If any other item of business is properly presented for a vote at the annual meeting, the proxies will vote validly executed proxies returned to us in accordance with their best judgment. Procedures for submitting stockholder proposals and nominations for director for the 2008 annual meeting are described on page 75.

Voting Information

Does Hershey have more than one class of stock outstanding?

We have two classes of stock outstanding, Common Stock and Class B Common Stock. As of the record date for the annual meeting, there were 169,968,894 shares of Common Stock outstanding and 60,816,078 shares of Class B Common Stock outstanding. All of the outstanding shares of Common Stock and Class B Common Stock are entitled to be voted at the meeting.

What are the voting rights of each class of stock?

You may cast one vote for each share of Common Stock that you held as of the close of business on the record date. You may cast ten votes for each share of Class B Common Stock that you held as of the close of business on the record date.

What is a quorum and why is it important?

A quorum is the minimum number of votes required to be present at the annual meeting to conduct business. Votes will be deemed to be "present" at the meeting if a stockholder of record:

- attends the meeting in person, or
- votes in advance by Internet, telephone or proxy card.

Abstentions and "broker non-votes" are counted as being present and entitled to vote in determining whether a quorum is present.

In most instances, holders of the Common Stock and Class B Common Stock vote together. However, there are some matters that must be voted on only by the holders of one class of stock.

We will have a quorum at the annual meeting if the following number of votes is present, in person or by proxy:

- *For any matter requiring the vote of the Common Stock voting separately:* a majority of the votes of the Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Class B Common Stock voting separately:* a majority of the votes of the Class B Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Common Stock and Class B Common Stock voting together without regard to class:* a majority of the votes of the Common Stock and Class B Common Stock outstanding on the record date.

What vote is required to approve each proposal?

Proposal No. 1: Election of Directors. Ten directors are to be elected at our annual meeting. As required by our certificate of incorporation and by-laws:

- One-sixth of our directors (which equates presently to two directors) will be elected by the holders of our Common Stock voting separately as a class.
- The remaining eight directors will be elected by the holders of our Common Stock and Class B Common Stock voting together without regard to class.

Proxy Statement

You can cast your vote "FOR" any or all of the director nominees named on the proxy card or "WITHHOLD" your vote on any or all of the nominees. Please refer to the proxy card for voting instructions.

Directors will be elected by *plurality.* That means the nominees who receive the greatest number of properly cast "FOR" votes will be elected.

Bonnie G. Hill and Alfred F. Kelly, Jr. have been nominated by the Board for election by the holders of our Common Stock voting separately at the 2007 annual meeting. The other director nominees have been nominated for election by the holders of our Common Stock and Class B Common Stock voting together. Please go to page 22 for more information about Proposal No. 1.

Proposal Nos. 2 and 3. Holders of record of our Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting will approve each of Proposals 2 and 3 if they cast more votes in favor of the proposal than against the proposal. We have provided additional information about these proposals in this proxy statement.

How can I vote my shares before the meeting?

You may vote your shares prior to the meeting by following the instructions provided on the proxy/voting instruction card enclosed with your proxy materials.

- If you are a *registered stockholder*, there are three ways to vote your shares before the meeting:

  By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on April 16, 2007. Have your proxy card with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

By telephone (1-800-690-6903): Use any touch-tone telephone to submit your vote until 11:59 p.m. EDT on April 16, 2007. Have your proxy card in hand when you call and then follow the instructions you receive from the telephone voting site.

By mail: Mark, sign and date the proxy card enclosed with these materials and return it in the postage-paid envelope we have provided. To be valid, proxy cards must be received before the start of the annual meeting. Proxy cards should be returned to The Hershey Company, c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

- If your shares are held in *street name*, your broker, bank or other holder of record will provide you with a voting instruction card so you can instruct your broker, bank or other holder of record how to vote your shares. As an alternative to submitting your voting instructions by mail, you may be able to submit your voting instructions over the Internet or by telephone. Please refer to the voting instruction card for more information about how to vote your street-name shares.

Can I vote at the meeting?

If you are a *registered stockholder*, you can vote at the meeting any shares that were registered in your name as the stockholder of record as of the record date.

If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the annual meeting unless you have a legal proxy from the holder of record. If you plan to attend and vote your street-name shares at the annual meeting, you should request a legal proxy from your broker, bank or holder of record and bring it with you to the meeting.

If you plan to vote at the meeting, please pick up a ballot at the registration table upon your arrival. You may then either deposit your ballot in any of the designated voting boxes located inside the meeting room before the meeting begins, or submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting.* Shares may not be voted after the polls close.

Whether or not you plan to attend the meeting, we strongly encourage you to vote by proxy prior to the meeting.

Can I revoke my proxy or change my voting instructions once submitted?

If you are a *registered stockholder*, you can revoke your proxy and change your vote at any time prior to the annual meeting by:

- notifying our Corporate Secretary in writing at 100 Crystal A Drive, Hershey, PA 17033 (the notification must be received by the close of business on April 16, 2007);
- voting again by Internet or telephone prior to 11:59 p.m. EDT on April 16, 2007 (only the latest vote you submit will be counted); or
- submitting a new properly signed and dated proxy card with a later date (your proxy card must be received by the close of business on April 16, 2007).

If your shares are held in *street name*, you should contact your broker, bank or other holder of record about revoking your proxy and changing your vote prior to the meeting.

If you are eligible to vote at the annual meeting, you also can revoke your proxy and change your vote at the annual meeting by submitting a written ballot before the polls close.

What will happen if I provide my proxy but do not vote on a proposal?

You should provide voting instructions for all proposals appearing on the proxy/voting instruction card. The persons named as proxies on the enclosed proxy card will vote your shares according to your instructions. However, if you fail to provide instructions on how you want your shares to be voted, properly signed and dated proxies will be voted:

- "FOR" the election of all director nominees;
- "FOR" the ratification of the appointment of KPMG LLP as our independent auditors for 2007; and
- "FOR" the approval of the Equity and Incentive Compensation Plan.

If any other item is properly presented for a vote at the meeting, the shares represented by your properly signed and dated proxy will be voted by the proxies using their own best judgment.

What will happen if I do not provide my proxy?

If you are a *registered stockholder*, your shares will not be voted.

If your shares are held in *street name*, your broker, bank or other holder of record might be authorized to vote your shares on certain "routine" matters. The New York Stock Exchange considers the election of directors and the ratification of independent auditors to be routine matters. On these matters, your broker or nominee can:

- vote your street-name shares on these items even though you have not provided voting instructions, or
- choose not to vote your shares on these matters.

The remaining proposal in this year's proxy statement is not routine and cannot be voted without your instructions. When a broker or nominee is unable to vote shares for this reason, it is called a "broker non-vote."

Are abstentions and broker non-votes counted in the vote totals?

When a stockholder abstains from voting on any proposal (other than the election of directors), the abstention is counted as a vote "AGAINST" the proposal. Broker non-votes are not included in vote totals and will not affect the outcome of the vote.

How do I vote if I am a participant in one of the Company's 401(k) Plans?

If you are a participant in either The Hershey Company 401(k) Plan (formerly known as The Hershey Company Employee Savings Stock Investment and Ownership Plan) or The Hershey Company Puerto Rico 401(k) Plan (formerly known as the Hershey Foods Corporation Puerto Rico Employee Savings Stock Investment and Ownership Plan), and you meet the vesting requirements of the plan, you may have certain voting rights regarding shares of our Common Stock credited to your account in the plan. You do not own these shares. They are owned by the trustee.

The plan provides you with voting rights based on the number of shares of Hershey Common Stock that were constructively invested in your plan account as of the close of business on the record date. We originally contributed these shares to the plan on your behalf as matching or supplemental retirement contributions. You may vote these shares in much the same way as registered stockholders vote their shares, but you have an earlier deadline. Your vote must be received by the trustee by 11:59 p.m. EDT on April 12, 2007. You may vote these shares using the Internet or telephone voting procedures described on the enclosed proxy/voting instruction card, or vote by mail by signing, dating and returning the proxy/voting instruction card.

By submitting voting instructions, you will direct the plan trustee:

- how to vote the shares of Common Stock allocated to your account in the plan; and
- how to vote a portion of the shares of Common Stock allocated to the accounts of other participants in the plan who have not submitted voting instructions by the deadline.

The plan trustee will submit one proxy to vote all shares of Common Stock in the plan. The trustee will vote the shares of participants submitting voting instructions in accordance with their instructions and will vote the remaining shares of Common Stock in the plan in the same proportion as the final votes of all participants who actually voted. Please note that if you do not submit voting instructions for the shares of Common Stock in your account by the voting deadline, those shares will be included with the other undirected shares and voted by the trustee as described above. Because the trustee submits one proxy to vote all shares of Common Stock in the plan, you may not vote plan shares in person at the annual meeting.

How do I vote my shares in the Company's Automatic Dividend Reinvestment Service Plan?

Mellon Investor Services LLC, our transfer agent, has arranged for any shares that you hold in the Automatic Dividend Reinvestment Service Plan to be included in the total registered shares of Common Stock shown on the proxy card we have provided you with these materials. By voting the shares represented on the enclosed proxy card, you will also be voting your shares in the Automatic Dividend Reinvestment Service Plan.

Additional Information about the Annual Meeting

Who will pay the cost of soliciting votes for the annual meeting?

We will pay the cost of preparing, assembling and distributing proxy solicitation and other required annual meeting materials. We do not use a third-party solicitor. It is possible that our directors, officers and employees might solicit proxies by mail, telephone, telefax, electronically over the Internet or by personal contact, without receiving additional compensation. We will reimburse brokers, banks and other nominees, fiduciaries and custodians who nominally hold shares of our stock as of the record date for the reasonable costs they incur forwarding proxy solicitation and other required annual meeting materials to street-name holders who beneficially own those shares on the record date.

How are proxy solicitation and other required annual meeting materials distributed?

We generally distribute these materials by mail. However, we also are permitted to distribute these materials electronically over the Internet to stockholders who consent to receive the materials in this manner.

When you receive these materials over the Internet, you help us save money because our printing and postage expenses are reduced. Instead of receiving a bulky mailing, you will receive an email message notifying you that the materials are available for viewing online. In addition, when you are ready to vote, you may submit your voting instructions online.

To enroll for electronic delivery and proxy voting, please go to our website, www.hersheys.com, and select the "Investor Relations" tab located on the left-hand column of our homepage. When the Investor Relations homepage appears, select the "Online Proxy/Voting" tab located along the left-hand column of the page and follow the instructions. If you do not enroll for electronic delivery, you will continue to receive these materials in the mail.

What is householding?

The Securities and Exchange Commission, or SEC, has adopted rules that allow us to send a single copy of our proxy solicitation and other required annual meeting materials to two or more stockholders sharing the same address. We may do this only if the stockholders at that address share the same last name or if we reasonably believe that the stockholders are members of the same family. The rules require us to send each stockholder at the shared address a separate proxy card or voting instruction card.

We believe this rule is beneficial to both our stockholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, any stockholder at a shared address may continue to receive a separate copy of these materials. Please contact our Investor Relations department at (800) 539-0261 for a copy of the materials for the 2007 annual meeting. Upon receipt of your notice, a copy of the materials will be sent to you promptly. If you consented to the householding program and wish to revoke your consent for future years, simply call, toll free, (800) 542-1061, or write to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

What does it mean if I received more than one proxy card?

You probably have multiple accounts with us and/or brokers, banks or other nominees. You should vote all of the shares represented by these proxy cards. Certain brokers, banks and nominees have procedures in place to discontinue duplicate mailings upon a stockholder's request. You should contact your broker, bank or nominee for more information. Additionally, our transfer agent, Mellon Investor Services LLC, can assist you if you want to consolidate multiple registered accounts existing in your name. To contact our transfer agent, write to Mellon Investor Services LLC, 480 Washington Blvd., Jersey City, NJ 07310, or call:

- (800) 851-4216 Domestic Holders
- (201) 680-6578 Foreign Holders
- (800) 231-5469 Domestic TDD line for hearing impaired
- (201) 680-6610 Foreign TDD line for hearing impaired

Will you publish the results of voting?

Preliminary results of voting will be announced at the annual meeting. The final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2007. We will file that report with the SEC by August 8, 2007. The final results also will be posted in the Investor Relations section of the Company's website, www.hersheys.com, as soon as they are certified by the Inspector of Elections for the annual meeting. This typically occurs within two weeks after the meeting date. To find the voting results on our website, simply select the "Investor Relations" tab located on the left-hand column of our homepage. When the Investor Relations homepage appears, select the "Voting Results" tab located along the left-hand column of the page. Questions also may be directed to our Investor Relations department at (800) 539-0261.

GOVERNANCE OF THE COMPANY

What is corporate governance?

Corporate governance is the process by which companies govern themselves.

At The Hershey Company, day-to-day business activities are carried out by our employees under the direction and supervision of our Chief Executive Officer, or CEO. The Board of Directors oversees these activities. In doing so, each director is required to use his or her business judgment in the best interests of the Company. The Board's responsibilities include:

- Review of the Company's performance, strategies and major decisions;
- Oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- Oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- Oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

What principles has the Board established with respect to corporate governance?

The general principles governing the functions of our Board and its committees are contained in the following documents:

- *Corporate Governance Guidelines:* Our Corporate Governance Guidelines provide the basic framework for the Board's role in the governance of the Company. The guidelines include the Board's policies regarding director independence, qualification, responsibilities, access to management and outside advisors, compensation, continuing education, oversight of management succession and stockholding requirements. They also provide a process for directors to annually evaluate the performance of the Board. The Corporate Governance Guidelines were last amended and restated by the Board on February 13, 2007. We have included a copy of the Corporate Governance Guidelines as Appendix A to this proxy statement.
- *Board Committee Charters:* The Board has adopted a charter for each standing committee of the Board – the Audit Committee, the Compensation and Executive Organization Committee, the Governance Committee and the Executive Committee. The charters comply with the requirements of the Sarbanes-Oxley Act of 2002, rules of the SEC and listing standards of the New York Stock Exchange. We believe the charters reflect current best practices in corporate governance.
- *Code of Ethical Business Conduct:* The Board has adopted a Code of Ethical Business Conduct. Adherence to this Code assures that our directors, officers and employees are held to the highest standards of integrity. The Code covers areas such as conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee oversees the Company's communication of, and compliance with, the Code.

You can view the Corporate Governance Guidelines, committee charters and Code of Ethical Business Conduct in the Investor Relations section of our website, www.hersheys.com. Once you are in the Investor Relations section, look for the heading "Corporate Governance" in the right-hand column of the page and select the appropriate subheading. We will post amendments to any of these documents on our website as soon as possible after the effective date of the amendment. If any amendment or waiver of the Code of Ethical Business Conduct applies to directors or executive officers, our posting will appear within four business days of the amendment or waiver.

We also will provide written copies of any of these documents free of charge to our stockholders. Requests for copies should be addressed to:

The Hershey Company
Attention: Investor Relations Department
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810

What is the composition of the Board and how often are members elected?

There currently are ten members of the Board. Each member's term will expire at the annual meeting. As discussed in greater detail beginning on page 22, the Board is recommending that you re-elect each of these ten members for an additional one-year term at the annual meeting.

Which directors are independent, and how does the Board make that determination?

In February of each year, the Board determines which of our directors are independent. For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board must affirmatively determine that the director has no direct or indirect material relationship with The Hershey Company. The Board has adopted categorical standards for independence that the Board uses when determining which directors are independent. Rather than have one set of standards for Board members as a whole and additional standards for Audit Committee members, as permitted by the New York Stock Exchange, the Board bases its determination of independence for all directors on the more stringent standards applicable to Audit Committee members. These standards are contained in our Corporate Governance Guidelines. You can review these standards by turning to page A-2 of Appendix A.

Applying the categorical standards for independence, the listing standards of the New York Stock Exchange and rules of the SEC, the Board determined that the following directors recommended for election at the annual meeting are independent: Jon A. Boscia, Robert H. Campbell, Robert F. Cavanaugh, Gary P. Coughlan, Harriet Edelman, Bonnie G. Hill, Alfred F. Kelly, Jr., Mackey J. McDonald and Marie J. Toulantis. The Board determined that Richard H. Lenny, Chairman of the Board, President and Chief Executive Officer of The Hershey Company, is not independent because he is an executive officer of the Company.

The Board determined that Mmes. Edelman and Toulantis and Messrs. Boscia, Campbell and McDonald have no relationship to the Company other than their relationship as director and stockholder. Ms. Hill and Messrs. Cavanaugh, Coughlan and Kelly have certain relationships with the Company, in addition to being directors and stockholders, that the Board considered but determined ultimately not to be material.

Ms. Hill. Ms. Hill was a director of Albertsons, Inc., until June 2, 2006, when a portion of the assets of Albertsons was sold and the surviving business of Albertsons merged with Supervalu Inc. Prior to June 2, 2006, Albertsons was a customer of the Company. All sales to Albertsons in 2006 were made in the ordinary course of business. Ms. Hill is also a director of The

Home Depot, a customer of the Company. All sales to The Home Depot in 2006 were made in the ordinary course of business.

Mr. Cavanaugh. Mr. Cavanaugh is an independent member of the board of directors of Hershey Trust Company and the board of managers (governing body) of Milton Hershey School. He was initially recommended for nomination to our Board by the Milton Hershey School Trust in 2003. Mr. Cavanaugh does not receive any compensation from The Hershey Company, from Hershey Trust Company or from Milton Hershey School other than compensation he receives in the ordinary course as a board member of each of those entities. We do not expect these compensation arrangements to change materially in 2007. Hershey Trust Company and the Milton Hershey School Trust are stockholders of the Company whose holdings are described in greater detail beginning on page 29 of this proxy statement. Under SEC rules, Hershey Trust Company, the Milton Hershey School Trust and companies controlled by the Milton Hershey School Trust are considered affiliates of the Company. During 2006, we had a number of transactions with the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust involving the purchase and sale of goods and services in the ordinary course of business. We also purchased shares of our Common Stock from the Milton Hershey School Trust during 2006. Mr. Cavanaugh did not participate in Board decisions in connection with these transactions. We have outlined these transactions in greater detail in the section entitled "Certain Transactions and Relationships," beginning on page 72 of this proxy statement.

Mr. Coughlan. The Company employs Mr. Coughlan's adult daughter as a retail sales representative in our Sales Department. She is employed and compensated in a manner consistent with our policies that apply to all employees. She has not been a resident of Mr. Coughlan's household at any time within the past three years.

Mr. Kelly. Mr. Kelly is an executive officer of American Express Company. American Express and its subsidiaries provide credit card and travel-related services to the Company and its employees. These services were provided in the ordinary course of business. We do not expect that the types of services provided or the amount of payments made to American Express will change materially in 2007.

Do our independent directors meet separately in regularly scheduled executive sessions, and, if so, who presides at those meetings?

Our independent directors meet regularly in executive session at the conclusion of every Board meeting, and at other times as the independent directors deem necessary. Each executive session is chaired by an independent director assigned on a rotating basis. This process allows each independent director an opportunity to serve as the lead director. Members of the Audit Committee, Governance Committee and Compensation and Executive Organization Committee also meet regularly in executive session at the conclusion of committee meetings. Additional information about executive sessions is contained in our Corporate Governance Guidelines. To learn more, please turn to page A-4 of Appendix A.

Proxy Statement

Can I communicate with directors?

You may communicate with our directors in several ways. Communications regarding accounting, internal accounting controls or auditing matters may be addressed to the Audit Committee at the following address:

Audit Committee
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033

You also may email the Audit Committee at auditcommittee@hersheys.com. Finally, you may submit your comments, confidentially and anonymously, if you desire, to the Audit Committee by calling the Hershey Concern Line at 1-800-362-8321 or by accessing the Hershey Concern Line website at www.HersheysConcern.com.

You may contact the independent directors at the following address:

Independent Directors
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033

You also may email the independent directors at independentdirectors@hersheys.com or contact the independent directors using the Hershey Concern Line telephone number or website noted above.

Under the procedures approved by our Board, the Audit Committee will address communications in accordance with its Procedures for Submission and Handling of Complaints Regarding Compliance Matters, which are available for viewing in the Investor Relations section of our website at www.hersheys.com. Communications to the Audit Committee and/or our independent directors are processed by the Office of General Counsel. The Office of General Counsel reviews and summarizes these communications and provides reports to the Audit Committee on a periodic basis. Communications regarding any accounting, internal control or auditing matter are reported immediately to the Audit Committee, as are allegations about our officers. Solicitations, junk mail and obviously frivolous or inappropriate communications are not forwarded to the Audit Committee, but copies are retained and made available to any director who wishes to review them.

How often did the Board meet in 2006?

The Board held six regular meetings in 2006. Each director attended at least 87% of all of the meetings of the Board and committees of the Board on which he or she served (during the period he or she served) in 2006. Average attendance for all of these meetings equaled 96%.

What is the Company's policy regarding Board members' attendance at the annual meeting?

Directors are expected to attend our annual meetings of stockholders. All ten directors standing for election at our 2006 annual meeting, held on April 18, 2006, were in attendance at that meeting.

What are the committees of the Board and what are their functions?

The Board has four standing committees: Audit, Compensation and Executive Organization, Governance, and Executive. The Board also establishes, from time to time, committees of limited duration for a special purpose. Our Corporate Governance Guidelines require that every member of the Audit Committee, Compensation and Executive Organization Committee and Governance Committee be independent.

Audit Committee 9 meetings in 2006

Members:	Gary P. Coughlan (Chair) Robert H. Campbell Robert F. Cavanaugh Harriet Edelman Alfred F. Kelly, Jr. Marie J. Toulantis
Independence:	The Board has determined that all directors on this Committee are independent under applicable listing standards of the New York Stock Exchange, Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the Company's Corporate Governance Guidelines.
Responsibilities:	Assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditors and the performance of the independent auditors and the Company's internal audit function; Directly oversees and has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors; Approves all audit and non-audit engagement fees and terms with the independent auditors; and Administers our Procedures for Submission and Handling of Complaints Regarding Compliance Matters.
Charter:	A current copy of the charter of the Audit Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.
Qualifications:	The Board has determined that all directors on this Committee are financially literate, that at least one member of the Audit Committee, Gary P. Coughlan, qualifies as an "audit committee financial expert" as defined in SEC regulations, and that Mr. Coughlan has accounting or related financial management expertise.

Compensation and Executive Organization Committee 8 meetings in 2006

Members:	Robert H. Campbell (Chair) Robert F. Cavanaugh Harriet Edelman Bonnie G. Hill Mackey J. McDonald
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Establishes the compensation of the Company's directors and elected officers (other than the Chairman, President and Chief Executive Officer); Evaluates the performance of and recommends to the independent directors of the full Board as a group the compensation of the Company's Chairman, President and Chief Executive Officer; Grants performance stock units, stock options, restricted stock units and other rights under the Long-Term Incentive Program of the Company's Key Employee Incentive Plan, as amended ("Incentive Plan"), or any successor plan; Establishes target-award levels and makes awards under the Annual Incentive Program of the Incentive Plan; Administers the Incentive Plan, the Executive Benefits Protection Plans, the Employee Benefits Protection Plan and the Supplemental Executive Retirement Plan; Monitors compensation arrangements for management employees for consistency with corporate objectives and stockholders' interests; Reviews the executive organization of the Company; and Monitors the development of personnel available to fill key management positions as part of the succession planning process.
Charter:	A current copy of the charter of the Compensation and Executive Organization Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

The Compensation and Executive Organization Committee establishes director and executive officer compensation in accordance with the authority granted by its charter and the Board-approved compensation plans the Committee administers. The Committee may delegate its responsibilities under limited circumstances to a subcommittee composed only of a subset of Committee members. Also, under the terms of the Board- and stockholder-approved Incentive Plan, the Committee is authorized to provide our CEO with limited authority to make stock-based awards to non-executive employees in connection with recruitment, retention, performance recognition or promotion. The Incentive Plan does not authorize our CEO to make grants to our executive officers.

The Committee engaged Towers Perrin, an executive compensation consultant, to provide independent assistance to the Committee with respect to the Committee's development and refinement of our compensation policies and the Committee's assessment of whether our compensation programs support our business objectives, are market competitive and are cost-efficient. Each year, Towers Perrin prepares the following studies for use by the Committee in setting director and executive officer compensation:

- *Executive Compensation Market Competitiveness Study:* This study analyzes food manufacturing, processing and distribution industry compensation survey data for approximately 45 key positions and is drawn from the Towers Perrin Executive Compensation database.
- *Chief Executive Officer Proxy Compensation Study:* This study analyzes compensation for CEOs in Hershey's public-company peer group, as reported in their proxy statements. The study reviews information on base salary, annual incentive, long-term incentive and other compensation and benefits programs as directed by the Committee and our Senior Vice President, Chief People Officer.
- *Board of Director Compensation Market Competitiveness Study:* This study analyzes competitive pay practices for boards of directors, including prevalent pay types and competitive pay levels for annual retainers, meeting fees and long-term compensation.

The Committee uses this and other information provided by Towers Perrin, along with data supplied by our Senior Vice President, Chief People Officer, to reach an independent recommendation regarding compensation to be paid to Richard H. Lenny, our Chairman, President and Chief Executive Officer. The Committee's final recommendation is then given to the independent directors of our Board for review and final approval.

In establishing compensation levels, payouts and awards for executive officers other than Mr. Lenny, the Committee takes into consideration the recommendations of Towers Perrin, evaluations by Mr. Lenny and our Chief People Officer of each officer's individual performance and Company performance. The Committee determines director compensation primarily on the basis of Towers Perrin's Board of Director Compensation Market Competitiveness Study.

Please turn to page 33 for additional information regarding our executive compensation programs and page 18 for information regarding compensation of our directors.

Proxy Statement

Governance Committee — 3 meetings in 2006

Members:	Jon A. Boscia (Chair) Bonnie G. Hill Alfred F. Kelly, Jr. Mackey J. McDonald Marie J. Toulantis
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Reviews and makes recommendations on the composition of the Board and its committees; Identifies, evaluates and recommends candidates for election to the Board consistent with the Board's membership qualifications; Reviews and makes recommendations to the full Board on corporate governance matters, including the Board's Corporate Governance Guidelines; Administers the Company's Related Person Transaction Policy as directed by the Board; and Evaluates the performance of the full Board, its independent committees and each director.
Charter:	A current copy of the charter of the Governance Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Executive Committee — 0 meetings in 2006

Members:	Richard H. Lenny (Chair) Jon A. Boscia Robert H. Campbell Gary P. Coughlan
Responsibilities:	Manages the business and affairs of the Company, to the extent permitted by the Delaware General Corporation Law, when the Board is not in session. A subcommittee consisting of the independent directors on this Committee reviews and approves in advance any transaction not in the ordinary course of business between the Company and Hershey Trust Company, Hershey Entertainment & Resorts Company and/or Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, unless the Board specifies a different approval process.
Charter:	A current copy of the charter of the Executive Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

How are nominees for the Board selected?

The Governance Committee is responsible for identifying and recommending to the Board candidates for Board membership. The Governance Committee considers recommendations from directors, stockholders or other sources. Occasionally, the Governance Committee engages a paid third-party consultant to assist it in identifying and evaluating director candidates. The Governance Committee has sole authority under its charter to retain, compensate and terminate these consultants. The Governance Committee's general policy is to have all members of the Committee interview prospective candidates before their nominations are approved by the Committee and recommended to the full Board.

Our Corporate Governance Guidelines describe the qualifications and skills sought by the Board of any Board nominee. Generally, the Board seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole.

In reviewing the qualifications of prospective directors, the Board considers factors it deems appropriate, including the candidate's:

- integrity;
- judgment;
- skill;
- diversity;
- ability to express informed, useful and constructive views;
- experience with businesses and other organizations of comparable size;
- ability to commit the time necessary to learn our business and to prepare for and participate actively in committee meetings and in Board meetings;
- experience and how it relates to the experience of the other Board members; and
- overall desirability as an addition to the Board and its committees.

The Board seeks individuals having knowledge and experience in such disciplines as finance, international business, marketing, information technology, human resources and consumer products.

The Governance Committee does not distinguish between nominees recommended by stockholders and other nominees. However, stockholders desiring to nominate a director candidate must comply with certain procedures. We explained the procedures for nominating a director candidate at this year's annual meeting in our 2006 proxy statement. If you are a stockholder and desire to nominate a director candidate at next year's annual meeting, you must comply with the procedures for nomination set forth in the section entitled "Information About the 2008 Annual Meeting," beginning on page 75.

Proxy Statement

DIRECTOR COMPENSATION

How are directors compensated?

The Company maintains a Directors' Compensation Plan designed to:

- attract and retain highly qualified non-employee directors; and
- align the interests of non-employee directors with those of our stockholders by paying a portion of their compensation in units representing shares of our Common Stock.

Directors who are employees of the Company receive no additional compensation for their service on our Board. Mr. Lenny is the only employee of the Company who also serves as a director and thus receives no additional compensation for his Board service.

The Board targets non-employee director compensation at the 50th percentile of compensation paid to directors at a peer group of 15 food, beverage and consumer packaged goods companies representing our most direct competitors for executive talent. Information about this peer group is included in the Compensation Discussion and Analysis beginning on page 33. Each year, with the assistance of the Compensation and Executive Organization Committee and Towers Perrin, the Board reviews the compensation paid to directors at these companies and establishes its compensation in accordance with its target.

In 2006, our non-employee directors were compensated in accordance with the following schedule:

• Annual retainer	$ 65,000
• Annual restricted stock unit grant	$100,000
• Annual cash fee for committee chairs (except Audit Committee Chair)	$ 5,000
• Annual cash fee for Audit Committee Chair	$ 10,000

Annual Retainer and Committee Chair Fees

Non-employee directors may elect to receive all or a portion of the annual retainer in cash or Common Stock. Non-employee directors also may elect to defer receipt of the retainer or committee chair fees until the date their membership on the Board ends. Committee chair fees that are not deferred are paid only in cash. Non-employee directors desiring to defer some or all of the retainer or committee chair fees may invest the deferred amounts in two ways:

- In a cash account that values the performance of the investment based upon the performance of one or more third-party investment funds, as selected by the director. These investment funds were selected from the mutual funds or other investment options available to all employees under our 401(k) Plan. Amounts invested in the cash account are paid only in cash.
- In a deferred common stock unit account that we value according to the performance of our Common Stock, including reinvested dividends. Amounts invested in the deferred common stock unit account are paid in shares of Common Stock.

Following a review of competitive data, the Board elected in December 2006 to increase to $10,000 the annual cash fee for the chairs of the Compensation and Executive Organization Committee and Governance Committee, effective January 1, 2007. The annual cash fee for the chair of the Audit Committee will remain at $10,000 during 2007.

Restricted Stock Units

Restricted stock units, or RSUs, were granted quarterly to each of the directors on the first day of January, April, July and October 2006. The number of RSUs granted in each quarter was determined by dividing $25,000 by the average closing price of a share of our Common Stock on the New York Stock Exchange on the last three trading days preceding the grant date. To align the interests of our directors with the long-term interests of our stockholders, RSUs granted to directors will not vest or be distributed until the director's membership on the Board ends. If the director's membership ends for a reason other than retirement, disability or death, the Board must decide whether the RSUs have vested. Termination of a director's membership on the Board following a change in control is considered a retirement for this purpose. Once vested, RSUs are paid to directors only in shares of Common Stock. Dividends are credited at regular rates on the RSUs during the restriction period, and upon vesting of the RSUs, are paid in shares of Common Stock.

Other Compensation, Reimbursements and Programs

The Board occasionally establishes committees of limited duration for special purposes. The Compensation and Executive Organization Committee of the Board will consider paying additional compensation to non-employee directors who serve on special committees, generally $1,250 per meeting, if the special committee holds six or more meetings, each lasting one hour or more. No director received compensation for service on a special committee in 2006.

Prior to 1997, directors participated in our Directors' Charitable Award Program. No directors have been added to the program since 1996 and our obligations under the program were not affected by the service of any director during 2006. Under the program, upon the participating director's death, the Company makes a charitable gift to an educational institution designated by the director. The amount of the donation varies, depending upon the director's length of service, with a maximum donation of $1 million after five years of service. As of December 31, 2006, there were 15 former directors and three current directors (Mr. Campbell, Ms. Hill and Mr. McDonald), who participated in the program for whom we are committed to make charitable contributions aggregating $17.8 million.

We reimburse our directors for travel and other out-of-pocket expenses they incur when attending Board and committee meetings and for minor incidental expenses they incur when performing directors' services. We also provide reimbursement for at least one director continuing education program each year. Directors receive travel accident insurance while traveling on the Company's business and receive discounts on the purchase of our products to the same extent and on the same terms as all of our employees. Directors are also eligible to participate, together with all of our employees, in the Company's Gift Matching Program. Under the Gift Matching Program, the Company will match, upon a director's request, contributions made by the director to one or more charitable organizations, on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

We do not award stock options or maintain a non-equity incentive plan or defined benefit pension plan for our non-employee directors.

The following table and explanatory footnotes provide information with respect to the compensation paid or provided to the directors during 2006 in accordance with the policies and programs described above.

Director Compensation
2006

Name	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	Total ($)
Jon A. Boscia	70,000	100,000	170,000
Robert H. Campbell	70,000	100,000	170,000
Robert F. Cavanaugh	65,000	100,000	165,000
Gary P. Coughlan	75,000	100,000	175,000
Harriet Edelman	65,000	100,000	165,000
Bonnie G. Hill	65,000	100,000	165,000
Alfred F. Kelly, Jr.	65,000	100,000	165,000
Mackey J. McDonald	65,000	100,000	165,000
Marie J. Toulantis	65,000	100,000	165,000

(1) This column includes amounts paid in cash or shares of Common Stock at the election of the director or deferred by the director under the Directors' Compensation Plan. A director may choose to have his or her retainer and committee chair fee deferred in the form of cash or Common Stock until his or her membership on the Board ends. Amounts credited as earnings on amounts deferred under the Directors' Compensation Plan are based on mutual funds or other investment options available to all employees under our 401(k) Plan or our Common Stock and, accordingly, the earnings credited during 2006 were not "above market" or "preferential" earnings.

The following table sets forth the portion of fees paid in cash or Common Stock, and the portion deferred with respect to retainers and fees earned during 2006:

	Immediate Payment			Deferred and Investment Election		
Name	Cash Paid ($)	Value Paid in Shares of Common Stock ($)	Number of Shares of Common Stock (#)	Value Deferred to a Cash Account ($)	Value Deferred to a Common Stock Unit Account ($)	Number of Deferred Common Stock Units (#)
Jon A. Boscia	—	—	—	65,000	5,000	93
Robert H. Campbell	—	—	—	—	70,000	1,307
Robert F. Cavanaugh	—	—	—	—	65,000	1,214
Gary P. Coughlan	42,500	32,500	606	—	—	—
Harriet Edelman	65,000	—	—	—	—	—
Bonnie G. Hill	65,000	—	—	—	—	—
Alfred F. Kelly, Jr.	—	—	—	65,000	—	—
Mackey J. McDonald	—	—	—	32,500	32,500	607
Marie J. Toulantis	65,000	—	—	—	—	—

(2) This column presents the dollar amount recognized as expense during 2006 for financial statement reporting purposes with respect to RSUs awarded to the directors during 2006. RSUs awarded to directors are charged to expense in the

Proxy Statement

Company's financial statements at the grant date fair value on each quarterly grant date. The aggregate grant date fair value of the 1,846 RSUs granted to each director during 2006 was $100,000. RSUs awarded to directors are payable when their membership on the Board ends.

The following table provides information with respect to the number and market value of deferred common stock units and RSUs held by each director as of December 31, 2006, based on the $49.80 closing price of our Common Stock as reported by the New York Stock Exchange on December 29, 2006, the last trading day of the year. The information presented includes the accumulated value of each director's common stock units and RSUs. Balances shown below include dividends credited in the form of additional common stock units on retainers and committee chair fees that have been deferred as common stock units and dividends credited in the form of additional common stock units on RSUs.

Name	Number of Deferred Common Stock Units (#)	Market Value of Retainers and Committee Chair Fees Deferred to the Common Stock Unit Account as of December 31, 2006 ($)	Number of RSUs (#)	Market Value of RSUs as of December 31, 2006 ($)
Jon A. Boscia	509	25,344	7,667	381,836
Robert H. Campbell	17,698	881,368	7,667	381,836
Robert F. Cavanaugh	3,836	191,024	5,014	249,684
Gary P. Coughlan	—	—	7,667	381,836
Harriet Edelman	—	—	5,599	278,817
Bonnie G. Hill	6,979	347,544	7,667	381,836
Alfred F. Kelly, Jr.	—	—	2,415	120,263
Mackey J. McDonald	13,334	664,012	7,667	381,836
Marie J. Toulantis	—	—	5,599	278,817

Proxy Statement

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

How many directors are standing for election?

Ten directors are to be elected at the annual meeting. Each director is expected to serve until the next annual meeting and until his or her successor has been elected and qualified.

Which of the nominees currently serve on the Board?

Each of the nominees is currently a member of the Board.

What happens if a nominee becomes unavailable for election?

If a nominee becomes unavailable for election for any reason, the proxies will have discretionary authority to vote for a substitute.

Who are the nominees?



JON A. BOSCIA, age 54, is Chairman of the Board and Chief Executive Officer of Lincoln National Corporation, Philadelphia, Pennsylvania, a leading financial services company. He was elected Chairman of the Board of Lincoln National Corporation in March 2001 and has been Chief Executive Officer since July 1998. A Hershey director since 2001, he chairs the Governance Committee and is a member of the Executive Committee.



ROBERT H. CAMPBELL, age 69, retired in June 2000 as Chairman of the Board and Chief Executive Officer of Sunoco, Inc., Philadelphia, Pennsylvania, a petroleum refiner and marketer. He is a director of CIGNA Corporation and Vical Incorporated. A Hershey director since 1995, he chairs the Compensation and Executive Organization Committee and is a member of the Audit Committee and the Executive Committee.



ROBERT F. CAVANAUGH, age 48, is Managing Director of DLJ Real Estate Capital Partners, Los Angeles, California, a subsidiary of Credit Suisse and a leading global investment banking firm. He has held that position since October 1999. A Hershey director since 2003, he is a member of the Audit Committee and the Compensation and Executive Organization Committee.



GARY P. COUGHLAN, age 63, retired in March 2001 as Senior Vice President, Finance and Chief Financial Officer of Abbott Laboratories, Inc., Abbott Park, Illinois, a diversified international healthcare company. He is a director of Arthur J. Gallagher & Co. A Hershey director since 2001, he chairs the Audit Committee and is a member of the Executive Committee.



HARRIET EDELMAN, age 51, is Senior Vice President, Chief Information Officer of Avon Products, Inc., New York, New York, the world's leading seller of beauty and related products. She was elected to that position in January 2000. From March 2004 to December 2005, she also was responsible for Avon's Business Transformation area. She is a director of Blair Corporation. A Hershey director since 2003, she is a member of the Audit Committee and the Compensation and Executive Organization Committee.



BONNIE G. HILL, age 65, is President of B. Hill Enterprises, LLC, Los Angeles, California, a consulting company. She has held that position since July 2001. In April 1998, she also co-founded Icon Blue, Inc., Los Angeles, California, a brand marketing company. She is a director of AK Steel Holding Corporation, California Water Service Group, The Home Depot, Inc. and YUM! Brands, Inc. A Hershey director since 1993, she is a member of the Governance Committee and the Compensation and Executive Organization Committee. She has been nominated for election by the holders of the Common Stock voting separately as a class.



ALFRED F. KELLY, JR., age 48, is Group President, Consumer, Small Business and Merchant Services at American Express Company, New York, New York, a leading global payments, network and travel company. He assumed his current role in June 2005. From June 2000 to June 2005, Mr. Kelly served as Group President, Consumer and Small Business Services at American Express Company. A Hershey director since 2005, he is a member of the Audit Committee and the Governance Committee. He has been nominated for election by the holders of the Common Stock voting separately as a class.



RICHARD H. LENNY, age 55, was elected Chairman of the Board, President and Chief Executive Officer of The Hershey Company effective January 1, 2002. From March 2001 to December 2001, he was President and Chief Executive Officer of the Company. He is a director of McDonald's Corporation. A Hershey director since 2001, he chairs the Executive Committee.



MACKEY J. McDONALD, age 60, is Chairman of the Board and Chief Executive Officer of VF Corporation, Greensboro, North Carolina, an international apparel company. He was elected Chairman of the Board of VF Corporation in October 1998 and has been Chief Executive Officer since January 1996. He was President from October 1993 to February 2006. He is a director of Wachovia Corporation and was a director of Tyco International Ltd. until February 28, 2007. A Hershey director since 1996, he is a member of the Governance Committee and the Compensation and Executive Organization Committee.



MARIE J. TOULANTIS, age 52, is Chief Executive Officer of Barnes & Noble.com, New York, New York, an online retailer of books, music and DVDs. She was elected to that position in February 2002. From May 2001 to February 2002, she held the office of President and Chief Operating Officer. A Hershey director since 2003, she is a member of the Audit Committee and the Governance Committee.

What is the Board's recommendation for voting on Proposal No. 1?

> The Board of Directors unanimously recommends that stockholders vote **FOR** the nominees listed above.

AUDIT COMMITTEE REPORT

To Our Stockholders:

Our role as the Audit Committee of the Board of Directors is to prepare this report and to assist the Board in its oversight of:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditors' qualifications and independence; and
- the performance of the independent auditors and the Company's internal audit function.

Our Committee operates under a written charter that was last amended and restated by the Board on February 16, 2006. The charter may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Our duties as a Committee include overseeing the Company's management, internal auditors and independent auditors in their performance of the following functions, for which they are responsible:

Management

- Preparing the Company's financial statements;
- Establishing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of the Company's internal control over financial reporting.

Internal Audit Department

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

Independent Auditors

- Auditing the Company's financial statements;
- Expressing an opinion about the financial statements' conformity with U.S. generally accepted accounting principles; and
- Annually auditing management's assessment of the effectiveness of internal control over financial reporting.

We meet periodically with management, the internal auditors and independent auditors, independently and collectively, to discuss the quality of the Company's financial reporting process and the adequacy and effectiveness of the Company's internal controls. Prior to the Company filing its Annual Report on Form 10-K for the year ended December 31, 2006, with the SEC, we also:

- reviewed and discussed the audited financial statements with management and the independent auditors;
- discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect;

- received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect; and
- discussed with the independent auditors their independence from the Company.

We are not employees of the Company and are not performing the functions of auditors or accountants. We are not responsible as a Committee or individually to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. In carrying out our duties as Audit Committee members, we have relied on the information provided to us by management and the independent auditors. Consequently, we do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with U.S. generally accepted accounting principles or that the Company's auditors are in fact "independent."

Based on the reports and discussions described in this report, and subject to the limitations on our role and responsibilities as a Committee referred to above and in our charter, we recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 23, 2007.

Submitted by the Audit Committee of the Company's Board of Directors:

Gary P. Coughlan, Chair
Robert H. Campbell
Robert F. Cavanaugh
Harriet Edelman
Alfred F. Kelly, Jr.
Marie J. Toulantis

INFORMATION ABOUT OUR INDEPENDENT AUDITORS

Who are the Company's current independent auditors?

KPMG LLP, an independent registered public accounting firm, has audited the Company's financial statements since May 10, 2002.

What were KPMG LLP's fees for professional services to the Company in fiscal years 2005 and 2006?

KPMG LLP's fees were as follows:

For the Fiscal Year Ended December 31,	2006	2005
Audit Fees	$1,980,000	$2,006,800
Audit-Related Fees(1)	216,915	189,150
Tax Fees(2)	60,150	61,885
All Other Fees	—	—
Total Fees	$2,257,065	$2,257,835

(1) Fees associated primarily with services related to the auditing of employee benefit plans and securities offering procedures.

(2) Fees pertaining primarily to tax issues and preparation of tax returns for the Company's foreign subsidiaries.

What is the Audit Committee's policy regarding pre-approval of audit and non-audit services performed by the Company's independent auditors?

The Audit Committee pre-approves all audit and non-audit services performed by KPMG LLP. The Committee is authorized by its charter to delegate to one or more of its members the authority to pre-approve any audit or non-audit services, provided that the approval is presented to the Audit Committee at its next scheduled meeting. Under ordinary circumstances, the Committee will authorize KPMG LLP to perform only the following types of non-audit services:

- audit-related services that only the Company's independent auditors may perform (such as securities offering comfort letters and accountants' consents);
- benefit plan audits;
- tax services for statutory audits or filing assistance;
- audits to assure that certain required procedures are being complied with (including, for example, assuring that the Company and its contractual counter parties are complying with provisions of licenses or other contracts); and
- translation services to support foreign audits.

The Audit Committee pre-approved all services provided by KPMG LLP in 2006.

Proxy Statement

PROPOSAL NO. 2 – APPOINTMENT OF INDEPENDENT AUDITORS

What is the Board proposing?

The Board is proposing that you ratify the Audit Committee's appointment of KPMG LLP as the Company's independent auditors for 2007. The Audit Committee and the Board consider KPMG LLP to be well-qualified for that role.

Is stockholder ratification necessary or required?

The Audit Committee is not required to obtain stockholder ratification of its appointment of KPMG LLP. However, the Audit Committee recommended to the Board that stockholders be given the opportunity to vote on KPMG LLP's appointment at the annual meeting.

What will happen if the appointment of KPMG LLP is not ratified by the stockholders?

If stockholders do not ratify the appointment of KPMG LLP as the Company's independent auditors for 2007, the Audit Committee will reconsider its appointment.

How many votes will be required for ratification?

KPMG LLP's appointment as the Company's independent auditors for 2007 will be considered ratified if the holders of record of the Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting cast more votes for the proposal than against the proposal.

Will representatives of KPMG LLP attend the annual meeting?

Representatives of KPMG LLP will attend the annual meeting, will have the opportunity to make a statement, if they so desire, and will respond to questions.

What is the Board's recommendation for voting on Proposal No. 2?

The Board of Directors unanimously recommends that stockholders

vote **FOR** Proposal No. 2.

OWNERSHIP OF THE COMPANY'S SECURITIES

When are shares "beneficially owned"?

Shares are beneficially owned when the person holding the shares has voting or investment power over the shares or the right to acquire voting or investment power within 60 days. Voting power is the power to vote the shares. Investment power is the power to direct the sale or other disposition of the shares.

What information is presented in the following table?

This table shows the number of Company shares beneficially owned by:

- stockholders who we believe owned more than 5% of our outstanding Common Stock or Class B Common Stock, as of the dates indicated; and
- our directors, the executive officers named in the Summary Compensation Table on page 45 (we refer to these officers as "named executive officers"), and all directors and executive officers as a group, as of February 20, 2007.

Unless we have indicated otherwise in a footnote, the individuals and entities listed in the table have voting and investment power over the shares listed.

Proxy Statement

Holder	Common Stock[1]	Exercisable Stock Options[2]	Percent of Common Stock[3]	Class B Common Stock	Percent of Class B Common Stock[4]
Milton Hershey School Trust[5] Founders Hall Hershey, PA 17033 / Hershey Trust Company[5] 100 Mansion Road Hershey, PA 17033	12,513,321		7.4	60,612,012	99.7
Davis Selected Advisers, L. P.[6] 2949 E. Elvira Road Suite 101 Tucson, AZ 85706	10,644,449		6.3		
Hershey Trust Company[5]	802,552		**		
Marcella K. Arline	7,461	129,849	**		
John P. Bilbrey	1,149	46,751	**		
Jon A. Boscia*	2,000		**		
Robert H. Campbell*	2,451		**		
Robert F. Cavanaugh*	1,000		**		
Gary P. Coughlan*	5,895		**		
Harriet Edelman*	400		**		
Thomas K. Hernquist	9,631[7]	74,776	**		
Bonnie G. Hill*[8]	947		**		
Alfred F. Kelly, Jr.*	3,500		**		
Richard H. Lenny*	42,370	1,428,713	**		
Mackey J. McDonald*	400		**		
Marie J. Toulantis*	2,000		**		
David J. West	14,055	164,538	**		
All directors and executive officers as a group (20 persons)	126,040	2,193,379	1.4		

* Director

** Less than 1%

(1) Amounts listed include shares of Common Stock allocated by the Company to the employee's account in The Hershey Company 401(k) Plan (formerly called The Hershey Company Employee Savings Stock Investment and Ownership Plan) under section 401(k) of the Internal Revenue Code.

(2) This column reflects stock options that were exercisable by the named executive officers and the executive officers as a group on February 20, 2007, as well as 125 stock options held by an executive officer who is not a named executive officer that will become exercisable within 60 days of February 20, 2007.

(3) Based upon 169,968,894 shares of Common Stock outstanding on February 20, 2007.

(4) Based upon 60,816,078 shares of Class B Common Stock outstanding on February 20, 2007.

(5) Reflects stockholdings as of February 20, 2007. For more information about the Milton Hershey School Trust, Hershey Trust Company and the voting of these securities, please turn to page 32.

(6) Information regarding Davis Selected Advisers, L. P. and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on January 11, 2007. The filing indicated that, as of December 31, 2006, Davis Selected Advisers, L. P. had sole voting and investment power over 10,644,449 shares of Common Stock.

(7) Includes 2,500 RSUs that will vest within 60 days of February 20, 2007.

(8) Includes 300 shares held in trust by Ms. Hill's husband.

Do the stockholders listed in the beneficial ownership table above hold additional Company securities not reflected in that table?

Our directors and named executive officers hold certain unvested or deferred common stock units that we are not permitted to show in the beneficial ownership table above. The SEC prohibits us from including these units in the beneficial ownership table because the units will not convert to actual shares of Common Stock over which the holder will have voting or investment power within the required 60-day period. If and when these units convert to Common Stock shares, they will convert on a one-for-one basis and the holder will become the beneficial owner of the Common Stock shares.

We have added the table below to show the common stock unit holdings of each of the directors and named executive officers on February 20, 2007. These holdings appear under the column entitled "Shares Underlying Common Stock Units." For ease of reference, we also have included in the table the number of Common Stock shares beneficially owned by these persons, as set forth in the beneficial ownership table above, and the total number of Common Stock shares beneficially owned and common stock units held on February 20, 2007.

Holder	Beneficially Owned Common Stock	Shares Underlying Common Stock Units(1)	Total
Marcella K. Arline	7,461	36,520	43,981
John P. Bilbrey	1,149	30,221	31,370
Jon A. Boscia*	2,000	8,676	10,676
Robert H. Campbell*	2,451	25,865	28,316
Robert F. Cavanaugh*	1,000	9,349	10,349
Gary P. Coughlan*	5,895	8,167	14,062
Harriet Edelman*	400	6,098	6,498
Thomas K. Hernquist	9,631	49,303	58,934
Bonnie G. Hill*	947	15,146	16,093
Alfred F. Kelly, Jr.*	3,500	2,914	6,414
Richard H. Lenny*	42,370	283,068	325,438
Mackey J. McDonald*	400	21,500	21,900
Marie J. Toulantis*	2,000	6,098	8,098
David J. West	14,055	21,850	35,905

* Director

(1) Common stock units not beneficially owned include the following:

- unvested restricted stock units, or RSUs, granted on or before February 20, 2007 to the named executive officers under the Incentive Plan;
- unvested RSUs granted on or before February 20, 2007 to our directors under the Directors' Compensation Plan;

- unvested performance stock units, or PSUs, from the 2003-2005 performance cycle awarded under the Incentive Plan to the named executive officers on February 16, 2006;
- common stock units deferred on or before February 20, 2007 by the named executive officers under the Company's Deferred Compensation Plan; and
- common stock units deferred on or before February 20, 2007 by the directors under the Directors' Compensation Plan.

You can find additional information about unvested RSUs and deferred common stock units held by directors in the Director Compensation section beginning on page 18. You also can find additional information about unvested RSUs, unvested PSUs from the 2003-2005 performance cycle and deferred common stock units held by the named executive officers in the Executive Compensation section beginning on page 33.

What is the Milton Hershey School Trust?

In 1909, Milton S. and Catherine S. Hershey established a trust (the "Milton Hershey School Trust") having as its sole beneficiary Milton Hershey School, a non-profit school for the full-time care and education of disadvantaged children located in Hershey, Pennsylvania. Hershey Trust Company, a state-chartered trust company, is trustee of the Milton Hershey School Trust.

What is the relationship of the Milton Hershey School Trust and Hershey Trust Company to The Hershey Company?

The Milton Hershey School Trust is our controlling stockholder. It will have the right to cast 7.4% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock voting separately and 79.5% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock and Class B Common Stock voting together. The board of directors of Hershey Trust Company, with the approval of the board of managers (governing body) of Milton Hershey School, decides how funds held by the Milton Hershey School Trust will be invested. The board of directors of Hershey Trust Company decides how shares of The Hershey Company held by the Milton Hershey School Trust will be voted.

As of the record date, Hershey Trust Company also held 413,552 shares of our Common Stock in its capacity as institutional fiduciary for 107 estates and trusts unrelated to the Milton Hershey School Trust. Hershey Trust Company also held 389,000 shares of our Common Stock as investments on that date. The board of directors or management of Hershey Trust Company decides how these shares will be invested and voted.

In all, Hershey Trust Company, as trustee for the Milton Hershey School Trust, as fiduciary for the individual estates and trusts noted above, and as direct owner of investment shares, will be entitled to vote 13,315,873 shares of our Common Stock and 60,612,012 shares of our Class B Common Stock at the annual meeting.

Our certificate of incorporation contains the following important provisions regarding Class B Common Stock and the Milton Hershey School Trust's ownership of that stock:

- All holders of Class B Common Stock, including the Milton Hershey School Trust, may convert any of their Class B Common Stock shares into shares of our Common Stock at any time on a share-for-share basis.
- All shares of Class B Common Stock will automatically be converted to shares of Common Stock on a share-for-share basis if the Milton Hershey School Trust ceases to hold more than 50% of the total Class B Common Stock shares outstanding and at least 15% of the total Common Stock and Class B Common Stock shares outstanding.

- We must obtain the approval of the Milton Hershey School Trust before we issue any Common Stock or take any other action that would deprive the Milton Hershey School Trust of the ability to cast a majority of the votes on any matter where the Class B Common Stock is entitled to vote, either separately as a class or together with any other class.

What is the governance structure of Milton Hershey School and Hershey Trust Company?

All of the outstanding shares of Hershey Trust Company are owned by the Milton Hershey School Trust. The members of the board of managers of Milton Hershey School are appointed by and from the board of directors of Hershey Trust Company. There are 11 members of the board of directors of Hershey Trust Company. There are ten members of the board of managers of Milton Hershey School. Robert F. Cavanaugh, a director of our Company, and Richard H. Lenny, a director and Chairman of the Board, President and Chief Executive Officer of our Company, are members of the board of directors of Hershey Trust Company and board of managers of Milton Hershey School. Directors of Hershey Trust Company and members of the Milton Hershey School board of managers individually are not considered to be beneficial owners of the shares of Hershey Common Stock and Class B Common Stock held by the Milton Hershey School Trust.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and decisions concerning the compensation of Hershey's executive officers. This information describes the manner and context in which compensation is awarded to and earned by our executive officers and provides perspective on the tables and narrative that follow.

Who is responsible for determining the Company's compensation philosophy?

Our compensation philosophy is determined by the Compensation and Executive Organization Committee of our Board, which we refer to in this section as the Committee. The Committee uses this philosophy as a guide for administration of our compensation and incentive programs. During the second half of 2005, the Committee reviewed the philosophy statement it approved in 2002. The review was performed with the assistance of Towers Perrin, an independent, outside consultant which has been engaged by the Committee since 2003. Additional information regarding the Committee and its processes and procedures is described below and beginning on page 14. The Committee approved a new compensation philosophy statement in February 2006 as a result of this review.

What are the objectives of the Company's executive compensation program?

Our compensation philosophy requires that our executive compensation program maintain strong alignment between Hershey's executive officers and its stockholders. By applying this philosophy the Committee seeks to ensure that our compensation programs support the Company's business strategies and building of stockholder value over the long term. To meet this overall objective, the Company:

- Adheres to a disciplined pay-for-performance approach which permits differentiation between "good" and "great" performance.

- Considers pay levels in the context of industry-specific and broader market practices, enabling the Company to attract, retain and motivate executive talent. The Company uses a total-rewards package to recognize the individual contributions of executive officers and the overall business results of the Company. Final pay is set above or below target depending upon Company performance and individual performance.
- Aligns incentive plans with financial, strategic and organizational objectives, and links the executive's compensation to those measures he or she most directly can affect.
- Weights long-term incentives to stock-based awards so that a significant portion of each executive officer's total compensation is dependent upon the market value of our Common Stock. Stock ownership is required of all executives.
- Responds to the evolving external environment and the need for strong corporate governance practices by creating and maintaining programs that are in the best interests of the Company and its stockholders, without being inappropriately influenced by outside factors.

These actions are described in the discussion that follows.

What is the Company's executive compensation program designed to reward?

We reward results. We link annual and long-term incentive program goals to our performance against annual financial objectives and our longer-term strategic financial goals. Hershey's pay-for-performance compensation philosophy is based strictly upon this linkage between performance targets and individual accountability.

We also evaluate personal performance by reviewing short-term results and long-term sustainability. An individual's tenure and time in position are not significant factors. Individual behavior consistent with our core values is recognized as being necessary for building and sustaining stockholder value over the long term. Employees at all levels of the organization, including executive officers, are evaluated and compensated for exemplifying core values of openness and candor, accountability, learning and growing, personal leadership, passion for winning, inclusion, integrity and teamwork.

What process does the Committee follow to implement the executive compensation program?

The Committee reviews Hershey's executive compensation program annually. This review is conducted with the assistance of the consulting firm Towers Perrin. The Committee also seeks and receives input from our CEO and input and assistance from our Chief People Officer and her staff concerning certain aspects of the executive compensation program. This review typically occurs in the latter part of the calendar year. Decisions regarding annual incentive plan awards for the prior year, payments for long-term awards for the three-year performance cycle ended in the prior year, current year base salary adjustments, current year annual incentive awards and long-term awards for the three-year performance cycle beginning in the current year typically are made in February.

Towers Perrin provides the Committee with market compensation data regarding our CEO. The Committee, in turn, recommends compensation levels for this position to the independent members of the Board of Directors. Following their evaluation of our CEO's performance, the independent members of the Board establish all aspects of our CEO's compensation.

Towers Perrin also provides market data (including base salary, target annual and long-term incentive levels) to the Committee, our CEO and Chief People Officer for each individual executive officer other than the CEO. Our CEO recommends increases or decreases in compensation levels for these executive officers based upon a review of the market data and the officer's individual performance.

The annual compensation review includes an analysis of survey data comparing the Company's levels of executive compensation against a peer group of 54 consumer packaged goods and general industry companies in Towers Perrin's compensation database. We call this peer group the "primary peer group."

Primary Peer Group

Summary Statistics	**Revenues** *(in millions of dollars)*	**Market Capitalization** *(in millions of dollars)*
25th percentile	5,294	5,923
50th percentile	9,561	12,976
Average	13,026	25,804
75th percentile	15,046	28,317
Hershey	4,820	13,289

Because Hershey's revenues are lower than the median revenues of the primary peer group, regression analysis is used to adjust the primary peer group compensation data for this difference. The Company establishes a target for each executive officer position's total direct compensation (base salary, annual incentive and long-term incentive) level to fall within the 50th and 75th percentile of the size-adjusted primary peer group. While the Company targets total executive compensation between the 50th and 75th percentile of the size-adjusted primary peer group, the Committee's final determinations reflect consideration of the Company's and executive officer's performance, internal comparisons and other factors.

Towers Perrin also provides compensation data for a subset of 15 primarily food, beverage and consumer products companies, which we call the "high-performing financial peer group." We use this group primarily for assessing our Company's financial performance against the industry. These companies also represent a more focused set of competitors for executive talent. Since revenues and market capitalization for the high-performing financial peer group are generally larger than Hershey, the data for this group is used as a secondary reference point for purposes of assessing Hershey's compensation levels.

What other information does the Committee consider when making executive compensation decisions?

In addition to survey and other data relating to the competitive landscape, the Committee receives tally sheets providing detailed information regarding executive compensation. Much of this information is reflected in the tables on pages 45 through 62 of this proxy statement. The Committee considers this information when it makes compensation decisions.

An important factor in the Committee's deliberations is the anticipated cost of the various components of executive compensation. In 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payments*, or SFAS No. 123R, relating to accounting for stock options and other stock-based awards. The accounting treatment for an award is taken into consideration in the design and implementation of the annual or long-term incentive programs.

Section 162(m) of the Internal Revenue Code limits our ability to deduct certain compensation in excess of $1 million paid to our CEO or to other named executive officers. This limitation does not apply to compensation that qualifies under applicable regulations as "performance-based." The Committee has considered the effect of section 162(m) on the Company's executive compensation program. It is the Committee's opinion that in administering the "performance-based" portion of the Company's executive compensation program (the Annual Incentive Program, or AIP, stock options and performance stock units described below), it will attempt to satisfy the requirements for deductibility under section 162(m). However, the Committee believes it should retain the flexibility to exercise its judgment in assessing an executive's performance and that the total compensation program for executive officers should be managed in accordance with the objectives outlined in the Company's compensation philosophy and in the best overall interests of the Company's stockholders. Accordingly, some compensation may exceed the limitations or not meet the requirements for deductibility under section 162(m).

What are the individual components of the executive compensation program and why does the Company choose to pay them? How are the amounts for each component of executive compensation determined?

Our executive compensation program includes three key components: base salary and benefits, an annual cash incentive program and a long-term incentive program consisting of stock-based awards. The total compensation package provided by the Company (including pension benefits, supplemental retirement benefits, and other benefits) is considered by the Committee when determining each component of an executive officer's compensation.

Base salary and related benefits serve as the foundation of the overall pay package and are geared toward attracting and retaining the executive officer. Annual and long-term incentives – variable or "at-risk" pay – play an important role in motivating executive performance and in aligning executive pay practices with the interests of stockholders. The variable or at-risk elements are designed to reward the achievement of both short- and long-term goals. The long-term incentives link a significant portion of each executive officer's total compensation directly to individual performance, long-term Company performance versus internal objectives and relative to the high-performing financial peer group, and to Common Stock price. At the executive officer level, at-risk pay often will represent approximately 75% of total compensation.

Base Salary

Salary reviews are conducted at the beginning of each year to compare each executive's salary to the 50th and 75th percentile of the size-adjusted salary level of the companies in our primary peer group. Salary adjustments are made based upon peer group comparisons, as well as Company and individual executive performance. Both financial and, where appropriate, non-financial performance measures are considered in making salary adjustments. If an executive officer has responsibility for a particular business unit, this unit's financial results also are strongly considered.

We set the initial base salary for a new executive officer based upon an evaluation of his or her responsibilities and experience, as well as upon the salaries paid by us and other companies for comparable executive talent and the salary necessary to recruit the individual to Hershey.

In 2006, base salaries for Mr. Lenny and all of the Company's executive officers were compared with executives having similar organizational responsibilities at companies in Hershey's primary peer group.

Each Hershey executive's base salary was targeted to be at the 50th percentile level of his or her counterparts in the size-adjusted primary peer group. Based upon its review, the Committee approved base salary increases ranging from 2.7% to 7.8%, effective January 1, 2006, for each of the named executive officers to decrease the gap between their salaries and those of the size-adjusted primary peer group. See Column (c) of the Summary Compensation Table on page 45 for information regarding the base salary earned by Mr. Lenny and each of our other named executive officers during 2006.

Annual Incentive Program

Our executive officers, as well as other key managerial and professional employees, are eligible to receive an annual cash incentive award under the Annual Incentive Program, or AIP, of the stockholder-approved Key Employee Incentive Plan, or Incentive Plan.

Our philosophy in setting AIP objectives is to link the executive's payout opportunity directly to measures he or she most directly can affect. Mr. Lenny and all executive officers reporting directly to him (including the named executive officers) have common financial objectives tied to total Company performance consistent with their management of the entire Company and not specific business units. The Committee emphasizes a limited number of goals to better focus actions on identified, strategic business objectives. Performance targets are established in the context of our announced expectations for financial performance, prior year results and market conditions. Year-over-year performance is emphasized with no incentive compensation granted for results below prior-year results, little or no incentive compensation payable for missing targets, and a high degree of leverage to reward above-target performance.

In 2006, participating executive officers other than Mr. Lenny were eligible to earn individual awards expressed as a percentage of base salary. These percentages ranged between 50% and 70%. The final award was determined by multiplying the executive officer's base salary, the applicable target percentage, and a performance score calculated as the sum of the corporate performance score and an individual performance score. Individual and short-term (annual) corporate performance objectives are established at the beginning of each year by the Committee. Separate business unit performance objectives are also established at the beginning of each year by the Committee for key business unit managerial and professional employees participating in AIP.

For 2006, the corporate financial objectives for participating executive officers other than Mr. Lenny were weighted at 75% of the total performance score and the individual performance objectives were weighted at 25%. Had performance scores exceeded the objectives for financial measures and/or individual performance expectations, an individual executive officer might have received more than his or her target percentage. For executive officers other than Mr. Lenny, the maximum potential corporate performance score for 2006 was 200% and the maximum potential individual performance score was 150%.

The corporate performance objectives for 2006 AIP award payments to executive officers other than Mr. Lenny were based on the following financial measures: growth in diluted earnings per share from operations, or EPS (weighted 40%), growth in consolidated net sales (weighted 40%) and improved margins, as measured by earnings from operations before interest and taxes, or EBIT (weighted 20%). The actual targets were based on the Company's 2006 business plan and goals, which called for earnings and sales growth rates and margin improvement in excess of the Company's long-term financial expectations of net sales growth of 3% to 4%, 9% to 11% growth in EPS and a 90 basis point improvement in EBIT margin.

For Mr. Lenny, the Committee recommended to the independent directors that his final 2006 award be calculated on the basis of a contingent maximum grant of $3 million. An award at the maximum was contingent upon his achievement of his 2006 corporate performance goal from among the corporate performance objectives for the other named executive officers. The maximum amount for Mr. Lenny reflects the maximum award under the provisions of our Incentive Plan to ensure that the amount of AIP that might have been paid to him under the AIP would qualify as tax-deductible performance-based compensation under section 162(m) of the Internal Revenue Code. The independent members of the Board approved the recommendation of the Committee regarding Mr. Lenny's 2006 contingent AIP award.

Since our actual corporate results for 2006 for all three measures fell below the target level, Mr. Lenny recommended and the Committee concurred that neither he nor any of the executive officers reporting directly to him, including the named executive officers, should receive a payment under the AIP for 2006. The independent directors approved the Committee's recommendation and did not award a 2006 AIP award to Mr. Lenny.

Long-Term Incentive Program

To date, we have used awards of performance stock units, stock options and restricted stock units to provide long-term incentive compensation. These awards are made under the long-term incentive program of the Incentive Plan.

Performance Stock Units. Performance stock units, or PSUs, are granted to those executive officers and other senior officers in a position to affect the Company's long-term results. PSUs have been granted annually and are earned based upon the Company's performance over a three-year cycle. Each year begins a new three-year cycle.

At the start of each three-year cycle, a target number of PSUs is established for each executive. This target is expressed as a percentage of the executive's annual salary and determined as part of a total compensation package based on primary peer group benchmarks. The PSU award generally represents one-half of the long-term incentive portion of the total compensation package. For the 2006-2008 PSU cycle, the target number of PSUs established for each executive was adjusted based upon his or her 2005 performance rating.

At the end of each three-year cycle, the Committee reviews whether the Company has achieved the established performance objectives to determine the percentage of the target number of PSUs earned. In determining whether performance objectives have been achieved, specific adjustments may be made by the Committee to the Company's performance to take into account extraordinary or unusual items occurring during the cycle.

For the three-year performance cycle of 2004-2006, the award was based upon (i) the Company's three-year compound annual growth in EPS, measured against the median three-year compound annual growth in EPS of the high-performing financial peer group and (ii) the cumulative three-year improvement in the Company's economic return on invested capital, or E-ROIC, measured against an internal target. Based upon the Company's financial performance during the 2004-2006 cycle of a 10.85% compound annual growth rate in EPS and three-year E-ROIC of 19.12%, the Committee determined that 176.0% of the PSUs granted in 2004 were earned. See Columns (d) and (e) of the Option Exercises and Stock Vested table on page 51 for more information regarding PSU awards for the 2004-2006 cycle. At the start of the performance cycle, the Committee determined that PSUs earned for the 2004-2006 cycle would be payable in cash or Common Stock or a combination of both cash and Common Stock at the election of the executive.

In 2004, the Committee recommended and the independent directors approved a special contingent grant of up to 80,000 PSUs payable to Mr. Lenny at the conclusion of the three-year cycle beginning January 1, 2004, and ended December 31, 2006. The maximum grant of 80,000 PSUs was contingent upon achieving a compound annual growth rate in net sales, excluding sales generated by acquisitions, of at least 4.5% over that period. The compound annual growth rate of our net sales, excluding sales generated by acquisitions, exceeded the maximum achievement level set in 2004 for this award. As a result, the Committee approved payment of the full contingent grant of 80,000 PSUs to Mr. Lenny as reflected in the Option Exercises and Stock Vested table.

The established performance measures for PSUs for the three-year cycle beginning in 2006 are the Company's three-year compound annual growth in EPS versus the median three-year compound annual growth in EPS of the high-performing financial peer group, and the Company's cumulative three-year improvement in E-ROIC against an internal benchmark. The performance scores can range from 0% to 250%, with each factor weighted at 50%. These performance measures are chosen and the metrics set to significantly reward achievement of top-quartile performance against the high-performing financial peer group and internal targets, and significantly less than target for below-average performance. The three-year cycle reinforces our objective to build and sustain stockholder value over the long term and serves to retain executive talent.

PSUs earned during the 2006-2008 three-year cycle are payable in shares of Common Stock. The actual value received by each executive will be dependent upon the market value of the shares at the end of the cycle and our performance during the three-year cycle. At the time of grant, the value of each PSU granted in 2006 was $56.30 and was based upon the average of the market closing prices of our Common Stock each trading day during December 2005. See Columns (f), (g) and (h) of the Grants of Plan-Based Awards table on page 47 for more information about the PSUs granted in 2006.

Stock Options. Another important element of our long-term incentive compensation program is the award of stock options. Stock options are designed to align the interests of executives with those of stockholders. Stock options generally are granted annually to the Company's senior executive group as well as to other key managerial and professional employees. Stock options entitle the holder to purchase a fixed number of shares of Common Stock at a set price during a specified period of time. Because stock options only have value if the value of our Common Stock increases, they encourage efforts to enhance long-term stockholder value.

The Committee sets guidelines for the number of stock options to be granted based on the total compensation package established in relation to the competitive compensation data. In 2006, the number of stock options granted to our executive officers was determined by multiplying base pay by the "market-competitive option target level," divided by the Black-Scholes value. The "market-competitive option target level" for each position is targeted to be one-half of the recipient's long-term incentive compensation target award. The value of an option is determined using the Black-Scholes option-pricing model, as described in note 15 of the consolidated financial statements contained in the 2006 Annual Report to Stockholders that accompanies this proxy statement. Executives performing below expectations did not receive a stock option award in 2006.

Stock options are awarded annually under the Incentive Plan to all eligible recipients; however, the Committee may elect not to grant stock options in a given year. In order to have flexibility to provide stock option grants as recruitment, retention, performance recognition or promotion awards, the Committee is authorized under the Incentive Plan to establish a stock option pool for use by our CEO for such purposes. The Committee establishes the stock option pool annually.

The number of stock options allocated to the pool is generally 10% of the aggregate number of options included in the annual grant. Options remaining in the pool at the end of the period do not carry over to the following period. The CEO may not make discretionary grants from the pool to the Company's executive officers. Stock option grants from the CEO pool are made one time per month according to an annually pre-determined schedule.

Stock options granted in 2006 vest ratably over four years and have a 10-year term. As required by the Incentive Plan, the options have an exercise price equal to the closing market price of the Common Stock on the New York Stock Exchange on the trading day immediately preceding the date of grant. As discussed elsewhere in this proxy statement, we are proposing that our stockholders approve changes to the Incentive Plan at this year's annual meeting, including the way the exercise price of stock options is determined. If the changes are approved, the exercise price of stock options would be set as the closing price of our Common Stock on the New York Stock Exchange on the grant date. These changes are described in the response to the next question below and in Proposal No. 3 beginning on page 62 of this proxy statement.

See Column (f) of the Summary Compensation Table, Columns (j) through (l) of the Grants of Plan-Based Awards table, Columns (b) through (f) of the Outstanding Equity Awards table and Columns (b) and (c) of the Option Exercises and Stock Vested table for more information on stock options granted to Mr. Lenny and the other named executive officers.

Restricted Stock Units. The Committee grants restricted stock unit, or RSU, awards from time to time as special incentives. RSUs also are awarded to replace compensation forfeited by newly-hired executive officers and key managers of the Company upon leaving a prior employer to join Hershey. Each RSU granted under the Incentive Plan equals a share of Common Stock. RSUs vest if the grant recipient remains in the Company's employment for a prescribed period of time. Recipients may elect to receive payment for vested RSUs in cash or in shares of the Company's Common Stock, net of applicable taxes. The value of an RSU is based upon the closing price of the Company's Common Stock on the New York Stock Exchange on the trading day immediately preceding the vesting date.

The Committee is authorized under the Incentive Plan to allocate a pool of RSUs for our CEO to use as recruitment, retention, performance recognition or promotion awards. The Committee establishes the RSU pool annually. For the past several years, the Committee has allocated 50,000 RSUs to the pool. Such discretionary awards may not be made by the CEO to the Company's executive officers. RSUs remaining in the pool at the end of the period do not carry over to the following period.

Retirement Benefits

Executive officers participate in the same defined benefit pension and defined contribution 401(k) plans as do other salaried employees of the Company. Because the Internal Revenue Code rules do not permit the Company to use base salary and other compensation paid above certain limitations in determining the benefits earned by the executive officers under tax-qualified plans, the Company maintains a Supplemental Executive Retirement Plan, or SERP, and a Deferred Compensation Plan to provide these and additional benefits. The Company believes that the SERP and Deferred Compensation Plan help attract and retain executive talent, as similar plans are often components of the executive compensation programs within our high-performing financial peer group.

We redesigned our retirement plans in 2006 to maintain competitive retirement benefits while reducing future Company pension costs. The new program, which took effect January 1, 2007, includes a higher matching contribution under our 401(k) Plan to encourage and support retirement savings, a modified defined benefit pension plan that provides future benefits at a reduced rate and is closed for new hires beginning in 2007, and a Company-provided core contribution into the 401(k) Plan and increased match for new hires. No new participants may be added to the existing SERP and benefits for those in the SERP are generally reduced under the new program. Contributions to the Deferred Compensation Plan will be adjusted to reflect the new program.

See the Pension Benefits table and accompanying narrative beginning on page 52 and the Non-Qualified Deferred Compensation table and accompanying narrative beginning on page 54 for more information regarding the SERP and retirement benefits.

Executive Perquisites

Executive perquisites are kept by the Committee to a minimal level and do not play a significant role in executive compensation. See Column (i) of the Summary Compensation Table for information regarding the perquisites received by our named executive officers.

Mr. Lenny and the other named executive officers are eligible to participate in our Gift Matching Program on the same basis as other employees and retirees or their spouses. Through the Gift Matching Program we match contributions made to one or more accredited colleges or universities on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

Employment Agreements

We have not entered into employment agreements with any named executive officer other than Mr. Lenny. We entered into the employment agreement with Mr. Lenny in connection with his recruitment to the Company in 2001. Our willingness to enter into an employment agreement with Mr. Lenny was instrumental in our ability to attract him to Hershey, and it is an important part of our overall current compensation and incentive program for him.

We provide an Executive Benefits Protection Plan, or EBPP, for the named executive officers and other key management personnel. The terms of the plan generally provide that in the event the executive's employment with the Company terminates within two years after a "change in control" of the Company, the executive is entitled to certain severance payments and benefits. The EBPP is intended to help us attract and retain qualified management employees and maintain a stable work environment in connection with a change in control.

Effective December 29, 2006, our Board of Directors approved amendments to the EBPP that generally reduced benefits to more closely align them with the benchmark of our high-performing financial peer group.

Our Board also approved amendments to Mr. Lenny's employment agreement to delete the provision regarding a maximum annual bonus under the AIP, and conform to the benefit changes in the SERP and Deferred Compensation Plan.

See the discussion beginning on page 56 for information regarding potential payments due to the named executive officers in the event of termination of employment or a change in control.

Have there been any other actions with respect to executive compensation since the end of 2006?

As described in Proposal No. 3, the Board has presented an amendment and restatement of our Incentive Plan for stockholder approval. If the amended plan, renamed the "Equity and Incentive Compensation Plan," is approved, among other things, all of our incentive programs will be consolidated under one plan and the exercise price for all options granted to our named executive officers in 2007 will be equal to the closing price on the grant date.

On February 12, 2007, the Committee approved 2007 base salaries, 2007 AIP target levels, and contingent target grants of PSUs under the Incentive Plan for the 2007-2009 performance cycle for our executive officers other than Mr. Lenny. On February 13, 2007, the Committee made a recommendation to the independent directors as a group regarding Mr. Lenny's 2007 base salary, a contingent target maximum grant for the 2007 AIP, and a contingent target grant of PSUs under the Incentive Plan for the 2007-2009 performance cycle. The independent directors as a group approved the Committee's recommendation on February 13, 2007.

For 2007, the base salaries for Mr. Lenny, Ms. Arline and Mr. Hernquist were not increased above their 2006 levels in light of the Company's 2006 financial performance. Mr. Bilbrey's base salary for 2007 was increased to $400,000 to close the gap between his former base salary and the 50th and 75th percentile of the size-adjusted primary peer group and in comparison to other executive officers. Annual and long-term incentive targets for Mr. Lenny, Ms. Arline, Mr. Bilbrey and Mr. Hernquist were not increased for 2007. Mr. West's salary, bonus and long-term targets were adjusted in connection with his promotion to Executive Vice President, Chief Operating Officer of the Company, as discussed below.

In establishing the 2007 AIP, the Committee determined that the final AIP award earned by Mr. Lenny and our other named executive officers will be based in full upon achievement of corporate financial objectives. Achievement of individual performance objectives will not be a factor in determining these AIP payments. We made this change to focus our executive officers' efforts on achievement of quantifiable corporate performance measures in keeping with our "pay-for-performance" compensation philosophy.

The performance measures and weighting for the 2007 AIP are the same as the 2006 AIP: 40% based on growth in net sales, 40% based on growth in EPS and 20% based on improvement in EBIT margin. The targets for 2007 are centered around the Company's publicly-announced financial expectations for 2007: net sales growth of 3% to 4% per year, minimal improvement in EBIT margin and a 7% to 9% increase in EPS.

The Committee also made changes with respect to the performance objectives applicable to the 2007-2009 PSU award. The performance objectives for the 2007-2009 performance cycle are (i) the Company's three-year compound annual growth in EPS measured against an internal target based on the Company's long-term financial goal of 9% to 11% annual growth and (ii) the Company's total stockholder return, or TSR, over the three-year period measured against the TSR of the high-performing financial peer group. In making the change to add TSR as a performance measure, the Committee's intent is to more directly align the long-term incentive compensation attributable to this PSU award to the returns obtained by our stockholders over the performance period.

The Committee customarily grants stock options to executive officers and various other management and professional employees in February of each year, two to three weeks after the release of fourth quarter and full-year results that occurs in late January. In February 2007, the Committee elected to delay the grant of stock options until after the 2007 annual meeting of

Proxy Statement

stockholders, when stockholders will be asked to vote on the amended and restated Incentive Plan. It is anticipated that the 2007 stock option grant will be made shortly after the annual meeting and that in 2008, the Company will return to making stock option grants in February.

Have there been any changes to the named executive officers since the end of 2006?

As announced on January 24, 2007, the Board elected David J. West to the position of Executive Vice President, Chief Operating Officer. Mr. West's annual base salary, effective January 1, 2007, was adjusted by the Committee in February 2007 to $650,000 and his annual and long-term incentive targets were adjusted to competitive market levels based upon input from Towers Perrin. We added the position of Executive Vice President, Chief Operating Officer to ensure that we have the breadth of executive leadership in place both to pursue Hershey's strategic growth opportunities and to deliver on marketplace and financial expectations. Mr. West will also continue to hold the position of Chief Financial Officer until his successor in that position is elected.

In what other ways do we align the interests of executive officers with the interests of stockholders?

The Company believes that requiring executive officers to hold significant amounts of our Common Stock strengthens the alignment of the executive officers with the interest of stockholders and promotes achievement of long-term business objectives. We have had executive stock ownership requirements for well over 20 years. In August 2006, these ownership requirements were modified based upon external market comparisons provided by Towers Perrin.

Executive and appointed officers are required to accumulate the minimum number of shares to meet their stock ownership level within five years of their election or appointment. For purposes of this requirement, "shares" include shares of our Common Stock that are owned by the officer as well as vested RSUs and PSUs that have been deferred by the officer as common stock units under our Deferred Compensation Plan. Minimum stockholding requirements for executive and appointed officers range from two to five times base salary. The dollar value of shares which must be acquired and held equals a multiple of the individual executive's base salary. The number of shares to be held is updated whenever a change in base salary occurs.

Position	Stock Ownership Level
CEO	5 times base salary
COO	4 times base salary
CFO	3 times base salary
Executive Officers	3 times base salary
Appointed Vice President Officers	2 times base salary

Failure to reach the minimum within the five-year period results in a notification letter to the executive, with a copy to the CEO, and a requirement that future stock option exercises be settled by retaining at least 50% of the shares of Common Stock received until the minimum ownership level is reached. The Committee receives an annual summary of each individual officer's ownership status to monitor compliance.

As of February 20, 2007, the record date for the annual meeting, the value of Common Stock or deferred PSUs owned by Mr. Lenny exceeded five times his base salary.

Compensation Committee Report

To Our Stockholders:

We have reviewed and discussed with management the Compensation Discussion and Analysis, beginning on page 33. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation and Executive Organization Committee of the Board of Directors:

Robert H. Campbell, Chair
Robert F. Cavanaugh
Harriet Edelman
Bonnie G. Hill
Mackey J. McDonald

The independent members of the Board of Directors who are not members of the Compensation and Executive Organization Committee join in the Compensation Committee Report with respect to the approval of Mr. Lenny's compensation:

Jon A. Boscia
Gary P. Coughlan
Alfred F. Kelly, Jr.
Marie J. Toulantis

Summary Compensation Table

The following table and accompanying footnotes provide information regarding compensation earned, held by, or paid to, our Chief (Principal) Executive Officer, Chief (Principal) Financial Officer, and three of our other executive officers. In 2006, the five executive officers shown below were the most highly compensated of our executive officers using the methodology for determining "total compensation" provided by the SEC. We refer to these five executive officers as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
R. H. Lenny Chairman of the Board, President and Chief Executive Officer	2006	1,100,000	—	3,230,197	4,740,252	—	2,235,355	44,106	11,349,910
D. J. West Senior Vice President, Chief Financial Officer[8]	2006	485,000	—	269,732	566,407	—	170,425	16,080	1,507,644
M. K. Arline Senior Vice President, Chief People Officer	2006	375,000	—	278,131	566,647	—	140,412	14,256	1,374,446
J. P. Bilbrey Senior Vice President, President International Commercial Group	2006	370,000	—	225,786	278,577	—	129,050	389,949[9]	1,393,362
T. K. Hernquist Senior Vice President, Global Chief Growth Officer	2006	420,000	—	418,795	460,261	—	121,581	15,754	1,436,391

---

(1) Column (c) reflects base salary earned during 2006 and includes amounts deferred by the named executive officers in accordance with the provisions of our 401(k) Plan.

(2) As indicated in Column (d), no discretionary bonuses were paid to any named executive officer for 2006.

(3) Column (e) includes the dollar amount recognized as expense during 2006 for financial statement reporting purposes with respect to PSU awards held by the executive during 2006 and does not reflect PSU-related payments actually received by the executive during 2006. Accrued dividends and interest on the 2003-2005 PSU awards that were recognized as expense during 2006 are also included in Column (e). The assumptions we made to determine these amounts are set forth in note 15 to the Company's consolidated financial statements included in our 2006 Annual Report to Stockholders that accompanies this proxy statement. The number and grant date fair value of PSUs awarded each named executive officer for the 2006-2008

Proxy Statement

cycle appear in Columns (g) and (l) of the Grants of Plan-Based Awards table on page 47. The number of shares acquired and value received in 2006 with respect to PSU awards made in 2004 appear in Columns (d) and (e) of the Option Exercises and Stock Vested table. For Ms. Arline, Mr. Bilbrey and Mr. Hernquist, Column (e) also includes the dollar amount recognized as expense for financial statement purposes in 2006 as a result of prior year RSU awards. The unvested portion of these RSU awards is included in the amounts presented in Columns (g) and (h) of the Outstanding Equity Awards table. The number of shares acquired and value received in 2006 by these three executives with respect to RSU awards that vested in 2006 is included in Columns (d) and (e) of the Option Exercises and Stock Vested table.

(4) Column (f) presents the dollar amount recognized as expense by the Company for financial statement reporting purposes with respect to stock options held by the executive during 2006 and does not reflect the value of shares actually received during 2006 or which may be received in the future with respect to such stock options. As indicated on the Option Exercises and Stock Vested table, Mr. Lenny, Mr. West, Ms. Arline and Mr. Bilbrey did not receive cash or stock from the exercise of any option awards in 2006. The assumptions we made to determine these amounts are set forth in note 15 to the Company's consolidated financial statements included in our 2006 Annual Report to Stockholders that accompanies this proxy statement. The number and grant date fair value of stock options granted to each named executive officer during 2006 appears in Columns (j) and (l) of the Grants of Plan-Based Awards table on page 47. The amounts realized in 2006 by Mr. Hernquist with respect to options exercised appears in Columns (b) and (c) of the Option Exercises and Stock Vested table.

(5) As shown in Column (g) and discussed in the Compensation Discussion and Analysis, no payments were awarded to any of the named executive officers in 2006 under AIP, our Annual Incentive Program.

(6) Column (h) reflects the change in the actuarial present value of the named executive officer's pension benefit under the Company's tax-qualified pension plan and the Supplemental Executive Retirement Plan, or SERP, from the pension plan measurement date used in preparing the 2005 audited financial statements to the pension plan measurement date used for the 2006 audited financial statements, determined using the interest rate and mortality rate assumptions consistent with those used in our 2006 audited financial statements. The named executive officers also participate in our non-qualified Deferred Compensation Plan under which amounts deferred are credited with "earnings" based on the performance of indices based on the mutual funds and other investment options available under our 401(k) Plan. No portion of the "earnings" credited during 2006 was "above market" or "preferential." Consequently, no Deferred Compensation Plan earnings are included in amounts reported in Column (h) above. See the Pension Benefits table and Deferred Compensation table for more information on the benefits payable under the qualified pension plan, SERP and Deferred Compensation Plan to the named executive officers.

(7) All other compensation includes 401(k) matching contributions, perquisites and relocation expenses as described below:

R. H. Lenny	$ 37,117	Personal use of Company aircraft
	$ 6,328	Company match to defined contribution plan
	$ 661	Supplemental retirement contribution
D. J. West	$ 8,161	Company-paid financial counseling
	$ 6,600	Company match to defined contribution plan
	$ 800	Reimbursement of personal tax return preparation fee
	$ 519	Supplemental retirement contribution
M. K. Arline	$ 8,204	Company-paid financial counseling
	$ 6,052	Company match to defined contribution plan
J. P. Bilbrey	$376,509	Relocation expenses and related taxes on relocation (See footnote 9)
	$ 8,745	Company-paid financial counseling
	$ 3,401	Company match to defined contribution plan
	$ 800	Reimbursement of personal tax return preparation fee
	$ 494	Supplemental retirement contribution
T. K. Hernquist	$ 7,855	Company-paid financial counseling
	$ 6,600	Company match to defined contribution plan
	$ 800	Reimbursement of personal tax return preparation fee
	$ 499	Supplemental retirement contribution

Supplemental retirement contributions are made by the Company to the 401(k) Plan for employees hired after January 1, 1999, as these employees are not eligible for Company-subsidized retiree medical coverage. A supplemental retirement contribution payment was made on behalf of all the named executive officers with the exception of Ms. Arline.

(8) Mr. West was Senior Vice President, Chief Financial Officer until January 24, 2007, when he was elected Executive Vice President, Chief Operating Officer. He will continue to hold the position of Chief Financial Officer until his successor in that position is elected.

(9) At the time Mr. Bilbrey joined Hershey in 2003, we agreed to provide certain relocation assistance in connection with the sale of his residence and move to the Hershey, Pennsylvania area. Mr. Bilbrey sold his prior residence during 2006 and received a payment of $150,000 to partially offset the loss on sale of his prior residence, $69,675 for moving, storage and closing costs and $156,834 for reimbursement of certain taxes related to his relocation.

Grants of Plan-Based Awards

The following table and explanatory footnotes provide information with regard to the potential cash award that might have been earned during 2006 under our Annual Incentive Program, or AIP, and with respect to each PSU, stock option and restricted stock unit granted to each named executive officer during 2006. No amounts were earned under the AIP during 2006.

Grants of Plan-Based Awards
2006

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Under-lying Options[4]	Exercise or Base Price of Option Awards[5]	Closing Market Price on Grant Date[5]	Grant Date Fair Value of Stock and Option Awards[6]
Name	Grant Date[1]	Thres-hold ($)	Target ($)	Maximum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)	(#)	(#)	($/Sh)	($/Sh)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
R. H. Lenny	2/16/2006	—	—	3,000,000	5,495	54,950	137,375	—	—	—	—	3,093,685
	2/16/2006	—	—	—	—	—	—	—	157,150	52.30	53.00	2,365,108
D. J. West	2/16/2006	7,639	339,500	636,563	1,010	10,100	25,250	—	—	—	—	568,630
	2/16/2006	—	—	—	—	—	—	—	29,050	52.30	53.00	437,203
M. K. Arline	2/16/2006	5,063	225,000	421,875	720	7,200	18,000	—	—	—	—	405,360
	2/16/2006	—	—	—	—	—	—	—	20,450	52.30	53.00	307,773
J. P. Bilbrey	2/16/2006	4,995	222,000	416,250	685	6,850	17,125	—	—	—	—	385,655
	2/16/2006	—	—	—	—	—	—	—	19,700	52.30	53.00	296,485
T. K. Hernquist	2/16/2006	6,615	294,000	551,250	660	6,600	16,500	—	—	—	—	371,580
	2/16/2006	—	—	—	—	—	—	—	24,300	52.30	53.00	365,715

Addendum to Grants of Plan-Based Awards Table

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			2006 Actual Non-Equity Incentive Plan Award[2]
Name	Grant Date	Thres-hold ($)	Target ($)	Maximum ($)	($)
R. H. Lenny	2/16/2006	0	0	3,000,000	0
D. J. West	2/16/2006	7,639	339,500	636,563	0
M. K. Arline	2/16/2006	5,063	225,000	421,875	0
J. P. Bilbrey	2/16/2006	4,995	222,000	416,250	0
T. K. Hernquist	2/16/2006	6,615	294,000	551,250	0

(1) All awards presented were made in accordance with the Company's stockholder-approved Incentive Plan. Dates listed in Column (b) represent the Grant Date for PSUs reflected in Columns (f), (g) and (h) and the stock options listed in Column (j).

(2) As was discussed in the Compensation Discussion and Analysis and as presented in the final column of the Addendum to Grants of Plan-Based Awards Table, no AIP payments were earned by or paid to the named executive officers for 2006 performance. The amounts shown in Columns (c), (d) and (e) represent the threshold, target and maximum potential amounts that might have been payable based on the AIP targets approved for the named executive officers in February 2006. The amount for Mr. Lenny reflects a maximum contingent award made in February 2006 under the provisions of our AIP. The maximum contingent award is intended to ensure that the amount of AIP that might have been paid to him would qualify as tax-deductible performance-based compensation under section 162(m) of the Internal Revenue Code. Although no amount was awarded to Mr. Lenny for 2006 performance, an award would have been based on factors similar to those applied to other named executive officers.

For the named executive officers other than Mr. Lenny, the threshold amount is the amount that would have been payable had the minimum level of performance been achieved. Target is the amount payable had the business performance and individual objectives been achieved at 100%. The maximum amount reflects the highest amount payable for maximum performance of 200% of business performance objectives and 150% of individual performance objectives.

(3) The number of units presented in Columns (f), (g) and (h) represent PSUs granted for the 2006-2008 cycle. Each PSU represents the value of one share of our Common Stock. The number of PSUs earned will depend upon achievement against two equally-weighted performance measures: the Company's three-year compound annual growth in EPS as compared to the median three-year compound annual growth in EPS of our high-performing financial peer group and our cumulative, three-year improvement in E-ROIC against our internal benchmark. The minimum award is payable at achievement of 10% of target, as shown in Column (f) and the maximum award is payable at achievement of 250% of target as shown in Column (h). The actual number of PSUs earned by any of the named executive officers will not be known until the conclusion of the three-year cycle on December 31, 2008. PSUs earned from the 2006-2008 performance cycle will be paid only in shares of our Common Stock. More information regarding PSUs and the 2006 award can be found in the Compensation Discussion and Analysis and the following Outstanding Equity Awards table.

(4) The number of options awarded to each named executive officer was calculated as one-half of the executive's long-term incentive target percentage times his or her 2006 base salary divided by the Black-Scholes value of $15.05 for each option. The Black-Scholes value is based on the $52.30 exercise price for these options determined as the closing price of the Company's Common Stock on February 15, 2006, the trading day immediately preceding the grant date, as required by the Incentive Plan.

All option awards granted by the Company have a 10-year term, subject to earlier expiration in the event of termination of employment, and vest in 25% increments over four years, beginning on the first anniversary of the grant date, subject to acceleration in the event of a change in control of the Company and continued vesting in the event of retirement, death or disability.

More information regarding stock options and the 2006 award can be found in the Compensation Discussion and Analysis and the following Outstanding Equity Awards table.

(5) These columns present the exercise price for each option award based upon the closing price of the Company's Common Stock on the New York Stock Exchange on the trading day immediately preceding the grant date shown in Column (b), as required by the Incentive Plan and, as required by the SEC rules, the closing price on the grant date.

(6) Column (l) presents the aggregate grant date fair value of the target number of PSUs reported in Column (g) and the stock options reported in Column (j), as determined in accordance with SFAS No. 123R. The assumptions used in determining these amounts are set forth in note 15 to the Company's consolidated financial statements included in our 2006 Annual Report to Stockholders that accompanies this proxy statement.

Outstanding Equity Awards

The following table provides information regarding unexercised stock options and unvested stock awards held by our named executive officers as of December 31, 2006. All values in the table are based on a market value for our Common Stock of $49.80, the closing price of our Common Stock on December 29, 2006, the last trading day of 2006, as reported by the New York Stock Exchange.

Outstanding Equity Awards
As of December 31, 2006

	Option Awards[1]					Stock Awards			
Name	Number of Securities Underlying Unexercised Options[2] (#) Exercisable	Number of Securities Underlying Unexercised Options[3] (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[4] (#)	Market Value of Shares or Units of Stock That Have Not Vested[5] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
R. H. Lenny	–	157,150	–	52.300	02/15/2016	145,000	7,373,060	54,950	2,736,510
	39,600	118,800	–	61.700	02/14/2015	–	–	38,850	1,934,730
	96,550	96,550	–	39.445	02/15/2014	–	–	–	–
	68,175	22,725	–	32.450	02/10/2013	–	–	–	–
	86,475	28,825	–	32.250	02/02/2013	–	–	–	–
	3,600	–	–	34.845	02/12/2012	–	–	–	–
	219,200	–	–	34.655	01/21/2012	–	–	–	–
	736,400	–	–	32.325	03/11/2011	–	–	–	–
Total	1,250,000	424,050	–	–	–	145,000	7,373,060	93,800	4,671,240
D. J. West	–	29,050	–	52.300	02/15/2016	18,000	915,276	10,100	502,980
	9,800	29,400	–	61.700	02/14/2015	–	–	7,200	358,560
	1,500	4,500	–	55.540	12/31/2014	–	–	–	–
	27,050	27,050	–	37.755	02/01/2014	–	–	–	–
	48,075	16,025	–	32.250	02/02/2013	–	–	–	–
	25,000	–	–	34.655	01/21/2012	–	–	–	–
	5,000	–	–	29.515	05/20/2011	–	–	–	–
Total	116,425	106,025	–	–	–	18,000	915,276	17,300	861,540
M. K. Arline	–	20,450	–	52.300	02/15/2016	16,500	838,853	7,200	358,560
	4,438	13,312	–	61.700	02/14/2015	3,750	192,450	5,500	273,900
	13,100	13,100	–	37.755	02/01/2014	–	–	–	–
	35,175	11,725	–	32.250	02/02/2013	–	–	–	–
	19,010	–	–	34.655	01/21/2012	–	–	–	–
	7,800	–	–	29.250	01/09/2011	–	–	–	–
	7,500	–	–	22.500	01/12/2010	–	–	–	–
	15,000	–	–	30.750	01/18/2008	–	–	–	–
Total	102,023	58,587	–	–	–	20,250	1,031,303	12,700	632,460
J. P. Bilbrey	–	19,700	–	52.300	02/15/2016	15,000	762,594	6,850	341,130
	3,938	11,812	–	61.700	02/14/2015	3,750	192,450	4,900	244,020
	12,300	12,300	–	37.755	02/01/2014	–	–	–	–
	15,500	7,750	–	38.850	11/30/2013	–	–	–	–
Total	31,738	51,562	–	–	–	18,750	955,044	11,750	585,150
T. K. Hernquist	–	24,300	–	52.300	02/15/2016	18,250	927,989	6,600	328,680
	8,713	26,137	–	61.700	02/14/2015	10,000	517,050	6,400	318,720
	13,750	13,750	–	37.755	02/01/2014	–	–	–	–
	30,650	18,550	–	32.230	04/27/2013	–	–	–	–
Total	53,113	82,737	–	–	–	28,250	1,445,039	13,000	647,400

(1) Columns (b) through (f) present information about stock options awarded to each named executive officer under the Incentive Plan. Except as otherwise described in these footnotes, each option vests as to 25% of the shares on each of the first four anniversaries of the grant date, subject to earlier vesting in the event of a change in control. Upon termination of employment, vested options must be exercised and unvested options are cancelled, except in the case of retirement, death or disability in which case the options continue to vest as scheduled and may be exercised for up to five years after termination of employment. If termination occurs within two years after a change in control for any reason other than for cause or by the executive without good reason, vested options may be exercised for one year after termination. No option may be exercised after its expiration date.

(2) Options listed in Column (b) are vested and may be exercised by the executive at any time subject to the terms of the stock option.

(3) Options listed in Column (c) have not vested as of December 31, 2006. The following table provides information with respect to the dates on which these options are scheduled to vest, subject to continued employment (or retirement, death or disability) and to acceleration in the event of a change in control.

Grant Date	Future Vesting Dates	Number of Options Vesting				
		R. H. Lenny	D. J. West	M. K. Arline	J. P. Bilbrey	T. K. Hernquist
02/16/2006	02/16/2007	39,288	7,263	5,113	4,925	6,075
	02/16/2008	39,288	7,263	5,113	4,925	6,075
	02/16/2009	39,287	7,262	5,112	4,925	6,075
	02/16/2010	39,287	7,262	5,112	4,925	6,075
02/15/2005	02/15/2007	39,600	9,800	4,438	3,938	8,713
	02/15/2008	39,600	9,800	4,437	3,937	8,712
	02/15/2009	39,600	9,800	4,437	3,937	8,712
01/01/2005	01/01/2007	—	1,500	—	—	—
	01/01/2008	—	1,500	—	—	—
	01/01/2009	—	1,500	—	—	—
02/16/2004	02/16/2007	48,275	—	—	—	—
	02/16/2008	48,275	—	—	—	—
02/02/2004	02/02/2007	—	13,525	6,550	6,150	6,875
	02/02/2008	—	13,525	6,550	6,150	6,875
12/01/2003	12/01/2007	—	—	—	7,750	—
04/28/2003	04/28/2007	—	—	—	—	18,550
02/11/2003	02/11/2007	22,725	—	—	—	—
02/03/2003	02/03/2007	28,825	16,025	11,725	—	—
Total per Executive		**424,050**	**106,025**	**58,587**	**51,562**	**82,737**

(4) For Mr. Lenny, Column (g) includes PSUs earned with respect to the 2003-2005 performance cycle which vested on his 55th birthday, January 5, 2007. Mr. Lenny is not eligible to receive payment for the 2003-2005 performance cycle PSUs until his retirement or during first quarter 2009, whichever comes earlier.

For Mr. West, Column (g) includes PSUs earned with respect to the 2003-2005 performance cycle which will not vest until December 31, 2008.

Column (g) for Ms. Arline includes 16,500 PSUs earned with respect to the 2003-2005 performance cycle which will vest on her 55th birthday, in March 2007. Ms. Arline is not eligible to receive payment for the 2003-2005 performance cycle PSUs until her retirement or during first quarter 2009, whichever comes earlier. For Ms. Arline, Column (g) also includes 3,750 unvested RSUs awarded Ms. Arline on August 8, 2005 which will vest in increments of 1,250 units on August 8, 2007, August 8, 2008 and August 8, 2009.

Column (g) for Mr. Bilbrey includes 15,000 PSUs earned with respect to the 2003-2005 performance cycle which will not vest until December 31, 2008 and 3,750 unvested RSUs awarded Mr. Bilbrey on August 8, 2005 which will vest in increments of 1,250 units on August 8, 2007, August 8, 2008 and August 8, 2009.

Column (g) for Mr. Hernquist includes 18,250 PSUs earned with respect to the 2003-2005 performance cycle which will not vest until December 31, 2008 and 10,000 unvested RSUs awarded Mr. Hernquist in 2005 and 2004. These RSUs will vest in increments of 2,500 units on February 28, 2007, February 28, 2008 and February 28, 2009 and in increments of 1,250 units on June 16, 2007 and June 16, 2008.

(5) Column (h) contains the value of the PSUs and RSUs reported in Column (g) using a price per share of our Common Stock of $49.80, the closing price of our Common Stock on the New York Stock Exchange on December 29, 2006, the last trading day of 2006. Column (h) also includes accrued dividends and interest through December 31, 2006 on the PSUs and RSUs included in Column (g). Accrued dividends and interest will be paid in cash upon vesting.

(6) For each named executive officer, the first number in Column (i) is the target number of PSUs awarded for the 2006-2008 performance cycle and the second number is the target number of PSUs awarded for the 2005-2007 performance cycle..The number of PSUs earned, if any, will be determined at the end of the performance cycle. The 2006-2008 cycle ends on December 31, 2008. The 2005-2007 cycle ends on December 31, 2007. Based on progress to date against goals, the Company is accruing expense for these two performance cycles at levels that are above threshold, but below the target goals set at the start of the three-year performance cycles. The actual number of PSUs earned may be more or less than the amount reflected in Column (i).

(7) Column (j) contains the value of the PSUs reported in Column (i) using a price per share of our Common Stock of $49.80, the closing price of our Common Stock on the New York Stock Exchange on December 29, 2006, the last trading day of 2006.

Option Exercises and Stock Vested

The following table and explanatory footnotes provide information with regard to amounts paid to or received by our named executive officers during 2006 as a result of the exercise of stock options or the vesting of stock awards.

Option Exercises and Stock Vested
2006

Name	Option Awards(1)		Stock Awards(2)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
R. H. Lenny	—	—	91,168 80,000	4,592,132 4,029,600
D. J. West	—	—	18,040	908,675
M. K. Arline	—	—	12,496(3) 1,250(4)	629,424 66,575
J. P. Bilbrey	—	—	11,792(5) 1,250(4)	593,963 66,575
T. K. Hernquist	20,000	416,877	13,024(6) 3,750(7)	656,019 202,825

(1) Column (b) is the number of stock options exercised by the named executive officer during 2006 and Column (c) is the market value at the time of exercise of the shares purchased less the exercise price paid.

(2) Column (d) includes the number of PSUs from the 2004-2006 cycle that ended on December 31, 2006 that was determined by the Committee, or by the independent members of our Board in the case of Mr. Lenny, to be earned. These PSUs were paid in February 2007. For Mr. Lenny, Column (d) also includes a special grant of 80,000 PSUs made in 2004 for a cycle that ended December 31, 2006 that were determined by the independent directors to be earned and were paid in February 2007. In accordance with the PSU award, each PSU represents one share of our Common Stock valued at $50.37, the December 2006 average closing price of our Common Stock. For Ms. Arline, Mr. Bilbrey and Mr. Hernquist, Column (d) also includes the number of RSUs that vested in 2006 as a result of prior year awards.

(3) Ms. Arline chose to defer receipt of the PSUs that were payable to her from the 2004-2006 PSU cycle. The gross number of shares payable to her, 12,496, was reduced by required tax withholdings, and the net amount, 12,154 shares, was deferred. Ms. Arline elected to receive these deferred shares in a single payment upon retirement or separation from the Company.

(4) Ms. Arline and Mr. Bilbrey each received 1,250 shares of Common Stock in 2006 as payment upon vesting on August 8, 2006 of a pro rata portion of the RSU awards granted to them in 2005. Required tax withholdings were deducted from

the share payment, following which Ms. Arline and Mr. Bilbrey each received 883 shares. On the vesting date of these RSUs, Ms. Arline and Mr. Bilbrey each received a cash payment of $1,225, equivalent to dividends that would have been earned on these RSUs during the vesting period. Column (e) reflects the market value of the 1,250 shares on the vesting date and the cash equivalent of dividends paid on the vesting date.

(5) Mr. Bilbrey chose to defer receipt of the PSUs that were payable to him as a result of the 2004-2006 PSU cycle. The gross number of shares payable to him, 11,792, was reduced by required tax withholdings, and the net amount, 11,471 shares, was deferred. Mr. Bilbrey elected to receive these deferred shares in a single payment upon retirement or separation from the Company.

(6) Mr. Hernquist chose to defer receipt of the PSUs that were payable to him from the 2004-2006 PSU cycle. The gross number of shares payable to him, 13,024, was reduced by required tax withholdings, and the net amount, 12,683 shares, was deferred. Mr. Hernquist elected to receive these deferred shares in a single payment in 2009.

(7) On February 28, 2006, 2,500 RSUs awarded to Mr. Hernquist in 2005 vested. On June 16, 2006 an additional 1,250 RSUs awarded to Mr. Hernquist in 2004 vested. For both of these awards, Mr. Hernquist elected to receive immediate payment upon vesting in cash rather than in shares. The value of the RSUs paid to Mr. Hernquist was based on the closing price of the Company's Common Stock on the trading days immediately preceding the vesting dates. Required tax withholdings were deducted from the payments, and a total of $136,726 was distributed to him. In addition, Mr. Hernquist received cash payments equivalent to dividends that would have been earned on these RSUs during the vesting periods totaling $4,713. Column (e) reflects the market value of the 3,750 shares realized by Mr. Hernquist on the vesting date and the cash equivalent of dividends paid on the vesting date.

Pension Benefits

Each of the named executive officers was eligible in 2006 to participate in our tax-qualified defined benefit pension plan and our non-qualified SERP. The combined plans were designed to provide a benefit on retirement at or after reaching age 60 based on a joint and survivor annuity equal to 55% of final average compensation for an executive officer with 15 or more years of service (reduced pro rata for each year of service under 15). With the exception of Mr. Lenny, whose eligibility for a SERP benefit is described below, no benefit is payable under the SERP if the executive officer terminates employment prior to age 55 or if he or she does not have ten years of service with the Company, five of which were in a SERP-eligible position. As of December 31, 2006, none of the named executive officers had reached age 55. Benefits in our tax-qualified plan vest after five years of service.

Final average compensation is calculated as the sum of the highest annual average of base salary paid or accrued over any consecutive 36-month period, and the highest annual average of AIP paid or accrued over any five consecutive calendar years, during the most recent ten years. The benefit accrued under the SERP is payable upon retirement in a lump sum or life annuity with 50% benefit continuation to the participant's surviving spouse. If selected by the participant, the lump sum is equal to the actuarial present value of the joint and survivor pension earned, reduced by the lump sum value of the benefits to be paid under the tax-qualified pension plan and the value of the executive's Social Security benefits. If the executive officer terminates employment after age 55 but before age 60, the benefit is reduced at a rate of 5% per year for the period until the executive would have turned 60.

Our employment agreement with Mr. Lenny contains special provisions relating to his vesting and the calculation of his benefit under the SERP in recognition of the impact a mid-career change in jobs has on the long-term accrual of retirement benefits. Under the employment agreement, Mr. Lenny is fully vested in his accrued SERP benefit; however, he would have forfeited his SERP benefit had we terminated his employment for cause or had he terminated his employment without "good reason" before his 55th birthday on January 5, 2007. Additionally, he was effectively credited with two years of service for each year of service from his hire date through his 55th birthday. He will earn a benefit at an annual rate of 3.5% from age 55 to age 60. This formula produces a benefit at age 55 based on 37.5% of his final average compensation and of 55% of his final average compensation at his 60th birthday.

The following table and explanatory footnotes provide information regarding the present value of benefits accrued under the tax-qualified defined benefit pension plan and the SERP for each named executive officer as of December 31, 2006. The amounts shown for the SERP reflect the reduction for the present value of the benefits under the tax-qualified pension plan and Social Security benefits.

Pension Benefits
2006

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
R. H. Lenny[2]	The Hershey Retirement Plan for Salaried Employees	6	91,627	—
	Supplemental Executive Retirement Plan	10.2	11,816,280	—
D. J. West	The Hershey Retirement Plan for Salaried Employees	6	93,646	—
	Supplemental Executive Retirement Plan	6	824,520	—
M. K. Arline	The Hershey Retirement Plan for Salaried Employees	25	520,919	—
	Supplemental Executive Retirement Plan	25	2,981,769	—
J. P. Bilbrey	The Hershey Retirement Plan for Salaried Employees	3	36,602	—
	Supplemental Executive Retirement Plan	3	329,311	—
T. K. Hernquist	The Hershey Retirement Plan for Salaried Employees	4	53,563	—
	Supplemental Executive Retirement Plan	4	556,678	—

(1) These amounts have been calculated using interest rate, mortality and other assumptions consistent with those used for financial reporting purposes as set forth in note 12 to the Company's consolidated financial statements included in our 2006 Annual Report to Stockholders which accompanies this proxy statement. The actual payments would differ due to plan assumptions. The amounts are based on final average compensation of each named executive officer under the terms of the SERP as of December 31, 2006:

Name	Final Average Compensation ($)
R. H. Lenny	2,828,751
D. J. West	771,117
M. K. Arline	602,754
J. P. Bilbrey	568,756
T. K. Hernquist	646,194

During 2006, the SERP was amended to provide that no new individual will participate in the SERP after October 2, 2006 and the benefits under the plan were amended effective January 1, 2007. The 2006 amendment reduces the final lump sum for executives who have reached age 50 as of January 1, 2007 by 10% (Mr. Lenny, Ms. Arline and Mr. Bilbrey), and by 20% for those not age 50 on that date (Mr. West and Mr. Hernquist). Under the amended plan, no benefit is payable under the SERP if the executive officer (other than Mr. Lenny, who was age 55 on January 5, 2007) terminates employment prior to age 55 or if he or she does not have five years of service credited under the SERP.

As a result of the amendment, final average compensation is based on the average of the highest three calendar years' base salary received over the last five years of employment plus the average of the highest three calendar year awards under the AIP over the last five years of employment. The benefit accrued under the SERP as of January 1, 2007 is payable only in a lump sum following retirement. Other provisions of the SERP were not impacted by the restatement.

The following table shows how the amendment affected each named executive officer's accrued benefit:

Name	Present Value of Accumulated Benefits as of December 31, 2006 ($)	Reduction in Benefit		Change Due to Final Average Compensation ($)	Present Value of Accumulated Benefits as of January 1, 2007 ($)
		Percentage of Reduction (%)	Amount of Reduction ($)		
R. H. Lenny	11,816,280	10%	(1,363,043)	1,814,147	12,267,384
D. J. West	824,520	20%	(194,271)	146,834	777,083
M. K. Arline	2,981,769	10%	(339,760)	415,834	3,057,843
J. P. Bilbrey	329,311	10%	(39,930)	69,992	359,373
T. K. Hernquist	556,678	20%	(131,690)	101,772	526,760

(2) Our employment agreement with Mr. Lenny provides for more rapid accrual under the SERP. His 5.8 years of service are equivalent to 10.2 years of service under the SERP.

Non-Qualified Deferred Compensation

Our named executive officers are eligible to participate in The Hershey Company Deferred Compensation Plan. The Deferred Compensation Plan is a non-qualified plan that permits participants to defer receipt of compensation otherwise payable to them. The Deferred Compensation Plan is intended to secure the goodwill and loyalty of participants by enabling them to defer compensation when the participant deems it to be beneficial to do so and by providing a vehicle for the Company to provide on a non-qualified basis contributions which could not be made on the participant's behalf to the tax-qualified 401(k) Plan.

Our named executive officers may elect to defer payments to be received as a result of AIP, PSU and RSU awards (but not stock options). Amounts deferred are credited to the participant's account under the Plan. As of January 1, 2007, participants may defer benefits payable under the SERP. Also, beginning on January 1, 2007, we will credit the named executive officers' deferred compensation accounts with the amount of employer matching contributions that exceed the limits established by the Internal Revenue Service for contribution to the 401(k) Plan. Amounts deferred are fully vested and will be paid at a future date or at termination of employment, as the participant may elect.

Payments are distributed in a lump sum or in annual installments of up to ten years. Effective January 1, 2007, distributions may be paid in annual installments of up to 15 years. All amounts are payable in a lump sum following a change in control. All elections and payments under the

Plan are subject to compliance with section 409A of the Internal Revenue Code which may limit elections and require a delay in payment of benefits in certain circumstances.

While deferred, amounts are credited with "earnings" as if they were invested as the participant elects in one or more investment options available under the Plan. The investment options under the Plan consist of investment in shares of our Common Stock or in mutual funds or other investments available to participants in our 401(k) Plan. The participants' accounts under the Plan will be adjusted from time to time, up or down, depending upon performance of the investment options elected.

The following table sets forth information relating to the activity in the Deferred Compensation Plan accounts of the named executive officers during 2006 and the aggregate balance of the accounts as of December 31, 2006.

Non-Qualified Deferred Compensation
2006

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End[3] ($)
(a)	(b)	(c)	(d)	(e)	(f)
R. H. Lenny	—	—	(516,455)	—	9,160,821
D. J. West	—	—	3,079	(1,119,638)[4]	203,113
M. K. Arline	176,655	—	(10,407)	—	419,348
J. P. Bilbrey	—	—	—	—	—
T. K. Hernquist	448,292	—	(11,783)	—	1,470,529

(1) Column (b) reflects amounts that otherwise would have been received by Ms. Arline and Mr. Hernquist during 2006 as payment of 2005 AIP awards, but which were deferred under the Deferred Compensation Plan. These deferred 2005 AIP awards for Ms. Arline and Mr. Hernquist are not included in the Summary Compensation Table of this proxy statement.

The amount deferred by Ms. Arline, $176,655, is a portion of the net amount after required taxes were deducted from her 2005 AIP award. This amount was a portion of the value included as a 2005 "bonus" in the Summary Compensation Table included in our proxy statement dated March 14, 2006 that was payable to her on March 3, 2006 for services rendered in 2005.

The amount deferred by Mr. Hernquist, $448,292, is the net amount after required taxes were deducted from his 2005 AIP award. This amount is included as a 2005 "bonus" in the Summary Compensation Table included in our proxy statement dated March 14, 2006 and would have been payable to Mr. Hernquist had he not deferred payment on March 3, 2006 for services rendered in 2005.

(2) Column (d) reflects the amount of adjustment made to each named executive officer's account during 2006 to reflect the performance of the investment options chosen by the officer. Amounts in parenthesis indicate a loss.

(3) Column (f) reflects the aggregate balance credited to each named executive officer as of December 31, 2006. The following table indicates the portion of the balance that reflects amounts disclosed in a Summary Compensation Table included in our proxy statements in previous years.

Name	Amount Reported in Previous Years ($)
R. H. Lenny	7,376,156
D. J. West	148,706
M. K. Arline	233,511
J. P. Bilbrey	—
T. K. Hernquist	1,227,333

(4) In 2006, Mr. West received payment for 18,770 previously deferred RSUs and the accumulated earnings on those RSUs since the date of deferral. These RSUs were granted on May 21, 2001 and vested on January 2, 2002. At the time of vesting, Mr. West elected to defer receipt of these units until January 2006.

Potential Payments Upon Termination or Change in Control

Proxy Statement

We have entered into an employment agreement with Mr. Lenny and maintain plans covering our executive officers that will require us to provide incremental compensation in the event of involuntary termination of employment or a change in control. We describe these obligations below.

Overview

We entered into an employment agreement with Mr. Lenny at the time he joined Hershey in 2001. The agreement has a term of three years and renews daily. The agreement provides for Mr. Lenny's employment as our Chairman of the Board, President and Chief Executive Officer, contains provisions relating to his responsibilities, compensation, confidentiality and non-solicitation commitments and agreements, and payments, if any, to be made to him upon termination of employment.

Mr. Lenny and our other named executive officers participate in the EBPP, as amended effective December 29, 2006. The plan is intended to help us attract and retain qualified management employees and maintain a stable work environment by making a provision for the protection of covered executives in connection with a change in control of Hershey or termination of employment under certain circumstances.

Each of our named executive officers also has entered into a participation agreement in connection with the receipt of long-term incentive compensation awards such as stock options and PSUs. The participation agreement obligates the executive officer to not disclose or misuse our confidential and proprietary information. In addition, any executive officer eligible to participate in the SERP agrees that while employed, and for three years after termination of employment for any reason, he or she will not join or otherwise become involved with a domestic or worldwide business that competes in any of our primary product lines.

Termination of employment and a change in control also impact PSUs, RSUs and stock option awards we have made, as well as benefits payable under our employee benefit plans.

The following discussion takes each termination of employment situation – voluntary resignation, discharge for cause, death, disability, discharge without cause, and resignation for good reason – and a change in control of the Company, and describes the additional amounts, if any, that the Company would pay or provide to the named executive officer or the officer's beneficiaries as a result. The discussion below and the amounts shown reflect certain assumptions we have made in accordance with SEC rules. These assumptions are that the termination of employment or change in control occurred on December 31, 2006 and that the value of a share of our Common Stock on that day was $49.80, the closing price on the New York Stock Exchange on December 29, 2006, the last trading day of 2006.

In addition, in keeping with SEC rules, the following discussion and amounts do not include payments and benefits which are not enhanced by the termination of employment or change in control. These payments and benefits include:

- benefits accrued under the Company's tax-qualified 401(k) Plan and pension plan in which all employees participate;
- accrued vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs applicable to the Company's salaried employees generally;
- vested benefits accrued under the SERP and account balances held under the Deferred Compensation Plan as described above beginning on pages 52 and 54; and
- stock options which have vested and become exercisable prior to the employment termination or change in control.

The payments and benefits described in the four bullet points above are referred to in the following discussion as the executive officer's "vested benefits."

Voluntary Resignation

We are not obligated to pay amounts over and above vested benefits to a named executive officer who voluntarily resigns. Vested stock options may not be exercised after the named executive officer's resignation date. Mr. Lenny's SERP benefit would have been subject to forfeiture if he voluntarily resigned on December 31, 2006.

Discharge for Cause

If we terminate a named executive officer's employment for "cause," we are not obligated to pay the officer any amounts over and above the vested benefits. The named executive officer's right to exercise vested options expires upon discharge for cause, and amounts otherwise payable under the SERP are subject to forfeiture at the Company's discretion. Had Mr. Lenny's employment been terminated for "cause" on December 31, 2006, his SERP benefit would have been forfeited in accordance with his employment agreement. In general, a discharge will be for "cause" if the executive has intentionally failed to perform his or her duties or engaged in illegal or gross misconduct that harms the Company.

Death or Disability

If an executive officer other than Mr. Lenny dies and has not met the vesting requirements to be eligible to receive a benefit from the SERP, no benefits are paid. Except for Mr. Lenny, none of the named executive officers were vested in their SERP benefit as of December 31, 2006. No benefits would be paid as of December 31, 2006 in the event of the death of any of our named executive officers other than Mr. Lenny.

A maximum monthly benefit of $35,000 is provided for our CEO and $25,000 for all other named executive officers in the event of disability. Disability benefits are payable until age 65. Disability benefits are offset by other benefits such as Social Security. The maximum amount of the monthly disability payments from all sources assuming disability on December 31, 2006, is set forth in the table below and also shows the additional lump sum SERP amount that would be payable at age 65 due to service credited while disabled, if the executive's employment had terminated due to disability on December 31, 2006:

Name	Disability Benefit			
	Maximum Monthly Amount ($)	Years and Months to Age 65 (#)	Total of Payments to Age 65 ($)	Lump Sum SERP Benefit at Age 65[1] ($)
R. H. Lenny	35,000	10 years	4,200,000	6,650,568
D. J. West	25,000	21 years 3 months	6,375,000	4,387,469
M. K. Arline	25,000	10 years 3 months	3,075,000	2,730,438
J. P. Bilbrey	25,000	14 years 7 months	4,375,000	3,528,358
T. K. Hernquist	25,000	16 years 3 months	4,875,000	4,130,569

(1) Reflects additional lump sum amount of SERP benefit payable at age 65 attributable to vesting and benefit service credited during disability period.

Treatment of Stock Options upon Retirement, Death or Disability

The Incentive Plan provides that all vested stock options remain exercisable for five years following termination due to retirement after age 55, death or disability, but not beyond the original term of the option. Options that are not vested at the time of retirement, death or disability will continue to vest throughout the five-year period following retirement, death or disability according to the original vesting schedule established at the grant date. The following table provides the number of unvested stock options as of December 31, 2006 that would have remained exercisable following death or disability on December 31, 2006, and the value of those options based on the excess of the fair market value of our Common Stock on December 31, 2006 over the option exercise price. None of the named executive officers was retirement eligible on December 31, 2006.

Name	Stock Options	
	Number[1] (#)	Value[2] ($)
R. H. Lenny	424,050	1,899,933
D. J. West	106,025	607,056
M. K. Arline	58,587	363,563
J. P. Bilbrey	51,562	233,016
T. K. Hernquist	82,737	491,542

(1) Total number of unvested options as of December 31, 2006.

(2) Difference between $49.80 stock value on December 31, 2006 and exercise price for each option. Options, once vested, may be exercised at any time during the five years after employment termination due to death or disability, but not later than the option expiration date.

Treatment of RSUs upon Retirement, Death or Disability

Upon retirement any RSUs that are not vested are forfeited.

A prorated portion of any unvested RSUs vests upon death or disability. The prorated number of RSUs is based upon the number of months since the grant date and the date of death or disability divided by the number of months in the vesting period multiplied by the number of unvested RSUs. The following table summarizes the unvested RSU awards that would have vested on December 31, 2006 if the executive's employment terminated that day due to death or disability.

Name	Restricted Stock Units	
	Number[(1)] (#)	Value[(2)] ($)
R. H. Lenny	—	—
D. J. West	—	—
M. K. Arline	1,312	65,338
J. P. Bilbrey	1,312	65,338
T. K. Hernquist	5,040	250,992

(1) Prorated number of unvested RSUs as of December 31, 2006.

(2) Value of shares based on $49.80 stock value on December 31, 2006.

Discharge Not for Cause; Resignation for Good Reason

Our employment agreement with Mr. Lenny obligates the Company to pay severance benefits if we terminate his employment for reasons other than for "cause" or if Mr. Lenny resigns for "good reason." Mr. Lenny will have "good reason" to resign if there is a material breach of the employment agreement by the Company, including a failure to maintain Mr. Lenny in his current positions, adversely changing his authority or responsibilities, failing to pay or provide agreed-upon compensation and benefits, requiring that he relocate more than 50 miles from Hershey, Pennsylvania or giving notice to stop the daily renewal of the term of the employment agreement. Mr. Lenny must give the Company notice and an opportunity to cure the breach before resigning for "good reason." The severance benefits payable to Mr. Lenny are a lump sum equal to a pro rata AIP award for the year of termination at target plus two times his annual base salary and target AIP award for the year of termination, and continuation of health and other benefits for two years, subject to reduction for benefits received from a subsequent employer.

With respect to the named executive officers other than Mr. Lenny, under the EBPP, we have agreed to pay severance benefits in the form of a two-year paid leave of absence if we terminate the executive officer's active employment without cause. These benefits are also payable if the executive officer resigns from active employment for "good reason." "Good reason" arises under the EBPP if we appoint a new Chief Executive Officer and, during the first two years of his or her tenure, the executive officer's position, authority, duties or responsibilities are diminished or base salary is reduced. During the leave of absence, the executive officer's employment continues, so that he or she will continue to receive a base salary and to earn, vest or participate in our benefit plans and previously granted stock options and contingent target AIP and PSU awards during the leave of absence period.

As reflected on the Grants of Plan-Based Awards table, in February 2006 the independent directors approved a maximum contingent AIP award for Mr. Lenny for 2006. A specific AIP target or target award was not defined by the Committee. For illustrative purposes only, in the following severance and change in control calculations we have used an AIP target of 125% of salary for Mr. Lenny, and the actual target percent approved by the Committee for the other named executive officers.

The following table summarizes the amount of severance benefits that would be payable to the named executive officer had his or her employment terminated on December 31, 2006, under circumstances entitling the officer to severance benefits as described above:

Name	Two Years Salary ($)	Two Years AIP at Target ($)	Value of Two Years Benefits Continuation[(1)] ($)	Total ($)
R. H. Lenny	2,200,000	2,750,000	19,647	4,969,647
D. J. West	970,000	679,000	19,647	1,668,647
M. K. Arline	750,000	450,000	13,810	1,213,810
J. P. Bilbrey	740,000	444,000	19,647	1,203,647
T. K. Hernquist	840,000	588,000	19,647	1,447,647

(1) Reflects amount of medical, dental and vision continuation premiums paid by the Company during salary continuation period.

In addition, all stock options outstanding at the time of termination of active employment will remain outstanding and continue to vest as if the executive officer's employment continued during the two-year leave of absence. The executive officer will not be entitled to receive new stock option, contingent PSU or RSU awards or other awards during the leave of absence. Information with respect to stock options held by each executive officer as of December 31, 2006 appears in the Outstanding Equity Awards table.

Change in Control

Special provisions apply if a change in control occurs. In general, a change in control will occur if the Milton Hershey School Trust no longer owns voting control of the Company and another person or group acquires 25% or more of the combined voting power of our voting stock, there is an unwelcome change in a majority of the members of our Board, or, if after our stockholders approve a merger or similar business transaction or a sale of substantially all of our assets, the Milton Hershey School Trust does not own voting control of the merged or acquiring company.

Our employment agreement with Mr. Lenny provides that he is entitled to the benefits of the EBPP if a change in control occurs. The EBPP provides the vesting and payment of the following benefits upon a change in control to each of the named executive officers:

- an AIP payment for the year of the change in control at the greater of target or the estimated payment based on actual performance to the date of the change in control;
- a cash payment equal to the PSU grant for the cycle ending in the year of change in control at the greater of target or actual performance through the date of the change in control, with each PSU valued at the highest closing price for our Common Stock during the 60 days prior to the change in control;
- to the extent not vested, full vesting of benefits accrued under the SERP and the Deferred Compensation Plan;
- to the extent not vested, full vesting of benefits under the pension plan and the 401(k) Plan; and

- full vesting of outstanding PSU awards that are in the first and second year of their performance cycle at the time of the change in control and prorating of outstanding PSUs that are in the first year of the performance cycle at the time of the change in control.

Our Incentive Plan provides for full vesting of all outstanding stock options and RSUs upon a change in control.

The following table and explanatory footnotes provide information with respect to the incremental amounts that would have vested and become payable on December 31, 2006 if a change in control occurred on that date:

Name	AIP Related Payment(1) ($)	PSU Related Payments(2) ($)	SERP and Unvested Pension Benefits(3) ($)	Vesting of Stock Options(4) ($)	Vesting of Restricted Stock Units(5) ($)	Total ($)
R. H. Lenny	1,375,000	13,361,924	—	1,899,933	—	16,636,857
D. J. West	339,500	2,035,618	1,492,085	607,056	—	4,474,259
M. K. Arline	225,000	1,654,368	4,219,690	363,563	186,750	6,649,371
J. P. Bilbrey	222,000	1,517,161	712,941	233,016	186,750	2,871,868
T. K. Hernquist	294,000	1,798,760	1,084,017	491,542	498,000	4,166,319

(1) Amount reflects full 2006 target award since termination is presumed to occur on the last day of the year.

(2) Amount reflects vesting of PSUs for cycle ended December 31, 2006 at 100% target and value per PSU of $53.43, the highest closing price for our Common Stock during the last 60 days of 2006, vesting at target of the PSUs for the cycle ending December 31, 2007 and one-third of the PSUs for the cycle ending December 31, 2008, with a value per PSU of $49.80, the closing price of our Common Stock on the New York Stock Exchange on December 29, 2006, the last trading day of 2006. This amount also includes the value of PSUs for the cycle ended December 31, 2005, that have been earned, but not vested. These PSUs are valued at $53.43 per PSU.

(3) Mr. Lenny does not receive any additional vesting or benefit upon change in control. The amounts for the other executives reflect full vesting of SERP and pension and more favorable early retirement discount factors as provided under the EBPP. Mr. Lenny, Mr. West and Ms. Arline are vested in their pension benefit. For Mr. Bilbrey, $671,602 represents his SERP and $41,339 his pension. For Mr. Hernquist, $1,022,564 represents his SERP and $61,453 his pension.

(4) Reflects the value of unvested options that would vest upon a change in control based on the excess, if any, of the market value of our stock on December 31, 2006 ($49.80) over the exercise price for the options. Information regarding unvested options as of December 31, 2006 can be found in the Outstanding Equity Awards table.

(5) Reflects the value of unvested restricted stock units that would vest upon a change in control based on the market value of our Common Stock of $49.80 on December 31, 2006. Information regarding unvested RSUs as of December 31, 2006 can be found in the Outstanding Equity Awards table.

Discharge Not for Cause or Resignation for Good Reason after Change in Control

If the named executive officer's employment is terminated by the Company without cause or by the executive for good reason within two years after the change in control, we pay severance benefits to assist the executive in transitioning to new employment. "Good reason" for this purpose means diminution of the executive's position, authority, duties or responsibilities; a reduction in base salary; the requirement that the executive engage in substantially greater business travel; failure to pay current compensation or to continue in effect short- and long-term compensation and employee and retirement benefits; or the failure to fund a grantor trust to support payment of amounts under the EBPP. The severance benefits under the EBPP for termination after a change in control consist of:

- a lump sum cash payment equal to three (or, if less, the number of full and fractional years from the date of termination to the executive's 65th birthday, but not less than one) times the executive's salary and the highest AIP payment earned during the three years preceding the year of the change in control (but not less than the AIP target for the year of the change in control);

- continuation of medical and other benefits for 36 months (or if less, the number of months until the executive attains age 65, but not less than 12 months), or payment of the value of such benefits if continuation is not permitted under the terms of the applicable plan;
- outplacement services up to $35,000 and reimbursement for financial and tax preparation services; and
- an enhanced SERP benefit reflecting an additional three years' credit.

The EBPP also provides for a gross-up payment should the executive be subject to the excise tax on golden parachutes due to the receipt of severance benefits or as a result of the payment or vesting of stock options upon the change in control. The table below summarizes the severance payments, the tax gross-up payment and all other amounts that would have vested and become payable if a change in control occurred and the executive's employment terminated on December 31, 2006.

Name	Lump Sum Cash Severance Payment ($)	Value of Three Years Medical and Other Benefits Continuation(1) ($)	Value of Financial Planning and Outplacement(2) ($)	Value of Enhanced SERP and 401(k) Benefit(3) ($)	Gross-up Payment for Excise Taxes(4) ($)	Total ($)
R. H. Lenny	10,575,000	29,470	53,083	5,188,107	8,391,667	24,237,327
D. J. West	3,035,040	29,470	52,921	1,430,713	3,085,660	7,633,804
M. K. Arline	2,207,079	20,715	53,009	581,245	3,503,256	6,365,304
J. P. Bilbrey	2,141,148	29,470	54,090	1,387,202	2,274,878	5,886,788
T. K. Hernquist	2,632,980	29,470	52,310	1,604,708	2,886,693	7,206,161

(1) Reflects amount of health benefit continuation premium paid by Company over a three-year period.

(2) Value of financial planning and tax preparation continuation for two years following termination of employment plus outplacement services of $35,000.

(3) Reflects amount of enhanced SERP and lump sum amount of employer 401(k) matching amounts over a three-year period.

(4) Gross-up payment for excise taxes for all named executive officers was determined using a transaction price of $49.80 and an individual tax rate of 40.61%. This payment was determined assuming all executives were involuntarily terminated on December 31, 2006; deemed to be "disqualified individuals"; and subject to the golden parachute rules under section 280G of the Internal Revenue Code.

PROPOSAL NO. 3 – APPROVAL OF THE EQUITY AND INCENTIVE COMPENSATION PLAN

What is the Board proposing?

The Board is proposing that you approve The Hershey Company Equity and Incentive Compensation Plan. We call this plan the "EICP." The plan that is the subject of this proposal is an amendment and restatement of our Key Employee Incentive Plan (we call this plan the "Incentive Plan"), and also a continuation of our Broad Based Stock Option Plan and Broad Based

Annual Incentive Plan (we refer to these plans together as the "Broad Based Plans") and our Directors' Compensation Plan.

We have a well-established policy of rewarding results, at all levels of our organization, through our compensation and incentive programs. Our annual incentive programs are linked to performance measures based on business objectives. We have a history of tying a portion of pay to our long-term stock performance for all employees, not just officers, and for our board members as well.

We have provided this compensation to our executives and senior management through annual incentive, stock option and performance awards under the Incentive Plan, to non-executive employees through Company-wide annual incentive and stock option grants under the Broad Based Plans, and to directors through restricted stock unit, Common Stock and deferred stock unit grants under the Directors' Compensation Plan. Each of these plans was last reviewed and updated in 2002, with the exception of the Broad Based Annual Incentive Plan adopted in 2006.

The Compensation and Executive Organization Committee of our Board, which we refer to in this Proposal as the "Committee," and the Board reviewed the Incentive Plan, Broad Based Plans and Directors' Compensation Plan and determined that to best be able to continue to provide necessary and long-term annual compensation and incentives, these plans should be updated. This updating is reflected in the EICP and includes:

- amending, restating and renaming the Incentive Plan as the Equity and Incentive Compensation Plan;
- making the EICP a single plan under which grants using shares for compensation and incentive purposes will be made;
- increasing the maximum number of shares of Common Stock available for issuance; and
- adding flexibility for designing compensation and annual and long-term incentive programs and awards.

The Board approved the EICP at its February 13, 2007 meeting, to be effective upon an affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting. The vote is needed to satisfy certain regulatory, New York Stock Exchange and tax rules. If the EICP is approved, no further grants will be made under the Broad Based Plans and stock awards paid to our non-employee directors under the Directors' Compensation Plan will be made through the EICP. If the EICP is not approved, the Incentive Plan, Broad Based Plans and Directors' Compensation Plan will continue in their current forms.

Description of the EICP

The following paragraphs provide a summary of the principal features of the EICP, as approved by the Board, and its operation. A copy of the EICP is included in this proxy statement as Appendix B. You should review Appendix B for more information.

What is the purpose of the EICP?

The EICP is intended to promote our success by providing a vehicle under which a variety of cash- or stock-based annual and long-term incentive and other awards can be granted to employees, non-employee directors and certain service providers upon whom the successful conduct of our business is dependent. These awards are intended to help us attract top talent and to motivate the recipients to continue and increase their efforts on behalf of the Company and remain in the service of the Company.

What types of awards can be granted under the EICP?

The EICP will continue to provide for the granting of annual incentive awards and stock options, stock appreciation rights, or SARs, restricted stock unit and performance stock unit awards. These awards are currently permitted under the Incentive Plan, Broad Based Plans or Directors' Compensation Plan. The EICP will also provide for the granting of performance stock, restricted stock and other stock-based and cash-based awards including deferred stock units to our non-employee directors.

How many shares of Common Stock may be issued under the EICP?

As of February 13, 2007, of the 38,000,000 shares previously approved by the stockholders, there were 13,220,127 shares of our Common Stock subject to issuance pursuant to outstanding awards under the Incentive Plan and 5,044,782 shares reserved for future awards under the Incentive Plan. If this proposal is adopted, the number of shares of our Common Stock reserved for future awards under the EICP will be increased by 14,000,000 shares, to 19,044,782 shares, so that the maximum number of shares of our Common Stock which may be issued under the EICP in the future will be 19,044,782 shares plus the 13,220,127 shares subject to already outstanding awards. Of those shares, the aggregate number of shares which may be issued under the EICP for any awards made on or after February 13, 2007, other than awards of stock options and stock appreciation rights, will be limited to 6,348,261 shares, which is one-third of the 19,044,782 shares reserved for future issuance under the EICP. If an award previously granted under the Incentive Plan or granted under the EICP terminates, expires or lapses for any reason, or if all of the shares that could be issued under the award are not issued, for example because the award is settled in cash, then the shares not issued may be used for future awards.

The following table provides information about all of the Company's equity compensation plans as of December 31, 2006:

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	12,443,213	$40.02	5,235,407
Equity compensation plans not approved by security holders[2]	1,411,900	$42.69	1,102,282
Total	13,855,113	$40.29	6,337,689

(1) Column (a) includes stock options granted under the stockholder-approved Incentive Plan. The securities available for future issuance in column (c) are not allocated to any specific type of award under the Incentive Plan, but are available generally for future awards of stock options, PSUs and RSUs.

(2) Column (a) includes 1,175,500 stock options outstanding that were granted under the Broad-Based Stock Option Plan. In July 2004, the Company announced a worldwide stock option grant under the Broad Based Stock Option Plan, which provided over 13,000 eligible employees with a grant of 100 non-qualified stock options each. The stock options were granted at a price of $46.44 per share which equates to 100% of the fair market value of our Common Stock on the date of grant (determined as the closing price on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted), have a term of ten years and will vest on July 19, 2009. In 1996, our Board of Directors approved a worldwide stock option grant, called HSY Growth, under the Broad Based Stock Option Plan. HSY Growth provided all eligible employees with a one-time grant of 200 non-qualified stock options. Under HSY Growth, over 2,471,400 stock options were granted on January 7, 1997 with an exercise price of $22.25, which equates to 100% of the fair market value of our Common Stock on the date of grant (determined as the closing price on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted). The stock options vested at the end of five years and expired on January 6, 2007. Column (c) includes 972,400 stock options under the Broad Based Stock Option Plan remaining available for future issuance as of December 31, 2006.

Column (a) also includes 236,400 stock options granted to our Chief Executive Officer, Mr. Lenny, outside of the Incentive Plan in connection with his recruitment. The stock options were granted on March 12, 2001 with an exercise price of $32.33, became fully vested on March 12, 2005, and have a ten-year term.

Column (c) also includes 169,990 shares remaining available for future issuance under the Directors' Compensation Plan as of December 31, 2006.

If our Common Stock is changed into or exchanged for a different kind or number of shares of stock or securities of the Company or another entity as a result of a merger or recapitalization, for example, or if the number of shares of our Common Stock is increased due to a stock dividend or stock split, then the number and kind of shares issuable under the EICP, the limitations on the number of shares which may be issued to or made subject to awards granted to an individual and the shares subject to outstanding awards and the terms of those awards will be appropriately adjusted as necessary to reflect the change in our Common Stock.

In keeping with good corporate governance practices, the EICP expressly prohibits the re-pricing of stock options and SARs. Furthermore, the EICP requires that the exercise price of stock options and SARs cannot be less than the closing price of the Common Stock on the date of grant, so the granting of discounted stock options or SARs or "back-dated" stock options or SARs is prohibited. In addition, the EICP does not contain a so-called "evergreen" provision that would automatically increase the share pool each year based on a specified formula.

How is the EICP administered?

The Committee will administer the EICP. Subject to the terms of the EICP and except as described below with respect to awards granted to non-employee directors or our Chief Executive Officer, the Committee has the sole discretion to determine the employees and service providers who shall be granted awards, the size and types of these awards, and the terms and conditions of these awards. The Committee may delegate to one or more officers or directors appointed by the Committee its authority to grant and administer awards, but only the Committee can make awards to our executive officers.

The Board of Directors administers awards to the non-employee directors and the independent directors of the Board administer awards to the Chief Executive Officer.

Proxy Statement

Who is eligible to receive awards?

Employees of the Company and its subsidiaries worldwide are eligible to be selected to receive one or more awards. Individuals who provide services to the Company as consultants, or as contractors or through agencies per local custom or practice may also be granted awards under the EICP. We cannot determine the actual number of individuals who will receive awards under the EICP because eligibility for participation in the EICP is at the discretion of the Committee. As of December 31, 2006, there were approximately 15,000 full and part-time Hershey employees.

The EICP also provides for the grant of awards to our non-employee directors. There are currently nine non-employee directors on our Board. The Board will determine and administer the awards to non-employee directors.

What are annual incentive awards?

Currently, we make our annual cash incentive awards for the Company's executive officers under the annual incentive program (AIP) of the Incentive Plan. This approach is continued under the EICP. Annual cash incentive awards for employees not eligible to participate in the AIP are made under the Broad Based Annual Incentive Plan. These awards would also be made under the EICP.

The Committee determines the individual cash awards which the participants are eligible to receive and the performance goals that must be achieved in order to earn the annual incentive, but during any calendar year, no participant may receive an AIP award in excess of $10 million. See the Executive Compensation section of this proxy statement, beginning on page 33, for more information about AIP awards made to our named executive officers under the Incentive Plan in 2006 and 2007.

What are performance stock units and performance stock awards?

Performance stock units and performance stock awards result in a payment to a participant only if performance goals that the Committee establishes are satisfied. The initial value of each performance stock unit and each performance stock award is equal to the fair market value (on the date of grant) of a share of our Common Stock. The Committee will determine the applicable performance goals, which may be applied on a Company-wide or an individual business unit basis, as deemed appropriate in light of the participant's specific responsibilities. Please refer to the discussion below about performance goals for more information. Depending upon the level of achievement of the performance goals, the number of performance stock units or performance stock shares earned at the end of the performance measurement period may be more or less than the initial value, and will be zero if the minimum performance goals are not achieved.

In addition to the performance requirements discussed above, performance stock units and performance stock are subject to additional limits set forth in the EICP. During any calendar year, no participant may receive more than 500,000 performance stock units or shares of performance stock.

We will issue a share of Common Stock or pay cash equal to the fair market value of a share of Common Stock for each performance stock unit earned (subject to required tax withholding), as determined by the Committee. We issue shares of Common Stock at the time a performance stock award is made, but the shares cannot be transferred or sold by the participant until they are earned.

See the Executive Compensation section of this proxy statement for additional information about performance stock units previously granted to our named executive officers under the Incentive Plan.

What are stock options?

The Committee may grant non-qualified stock options to eligible participants under the EICP. The Committee will determine the number of shares covered by each option, but during any calendar year, no participant may be granted options for more than 500,000 shares (1,000,000 shares, if made for recruitment in the participant's initial year of participation).

The Committee sets the price of the shares of our Common Stock subject to each stock option, which cannot be less than 100% of the fair market value on the date of grant of the shares covered by the option.

The exercise price of each option must be paid in full at the time of exercise. The Committee also may permit payment through the tender of shares of our Common Stock, or by any other means that the Committee determines to be consistent with the EICP's purpose. Any taxes required to be withheld must be satisfied by the participant at the time of exercise, either through a cash payment or through withholding of shares that would otherwise be issued at the time of exercise.

Options become exercisable at the times and on the terms established by the Committee. Options expire at the times established by the Committee, which may not be more than ten years after the date of grant.

See the Executive Compensation section of this proxy statement for more information about stock options previously granted to our named executive officers under the Incentive Plan.

What are stock appreciation rights (SARs)?

SARs are like stock options, except that no exercise price is required to be paid. Upon exercise of a SAR, the participant will receive payment equal to the increase in the fair market value of a share of our Common Stock on the date of exercise over the grant price (fair market value of a share on the grant date) times the number of shares with respect to which the SAR is exercised. The Committee will determine the terms and conditions of each SAR. The Committee will determine the number of shares covered by each SAR, but during any calendar year no participant may be granted SARs for more than 500,000 shares (1,000,000 if made for recruitment in the participant's initial year of participation). SARs may be paid in cash or shares of our Common Stock (subject to required tax withholding), as determined by the Committee. SARs are exercisable at the times and on the terms established by the Committee.

What are restricted stock awards and restricted stock units?

Restricted stock awards and restricted stock units are shares of our Common Stock or rights reflecting the value of shares of our Common Stock that vest in accordance with terms and conditions established by the Committee. The Committee will determine the number of shares subject to a restricted stock or restricted stock unit award, but during any calendar year no participant may be granted more than 500,000 shares.

In determining whether an award of restricted stock or restricted stock units should be made, and/or the vesting schedule for an award, the Committee may impose whatever conditions to vesting it determines to be appropriate, which may include a requirement that vesting will occur only if performance goals established by the Committee are satisfied. See the discussion below regarding performance goals for more information.

We will issue a share of our Common Stock or pay cash equal to the fair market value of a share of Common Stock for each restricted stock unit that vests, as permitted by the Committee. Awards are subject to required tax withholding. We issue shares of our Common Stock at the time a restricted stock award is made, but the shares cannot be transferred or sold by the participant until they vest.

See the Executive Compensation section of this proxy statement for more information about restricted stock units granted under the Incentive Plan.

What are other cash-based awards and stock-based awards?

Currently, awards under the Incentive Plan, Broad Based Plans and Directors' Compensation Plan are limited to annual cash incentive awards, performance stock units, restricted stock units, stock options and SARs. The EICP permits the Committee to grant other forms of cash-based or stock-based awards with such terms and conditions as the Committee determines. The Board determined to include this provision in order for Hershey to have flexibility to develop additional forms of awards that may not fit within the specific types of awards discussed above.

Cash-based and stock-based awards are subject to additional limits set forth in the EICP. During any calendar year, no participant may receive a cash-based award with a value in excess of $10 million or a stock-based award in excess of 500,000 shares.

We will issue shares of our Common Stock or pay cash equal to the fair market value of the shares of our Common Stock subject to any award when such awards are vested or earned, subject to required tax withholding.

What are performance goals?

The Committee in its discretion may make performance goals applicable to a participant with respect to an award. The Committee determines the performance goal, the length of the period over which performance against the goal is to be measured and the number of shares or cash to be paid based upon the extent to which the performance goal is achieved. Certain additional provisions apply to awards made to executive officers which are intended to meet the tax deductibility rules of section 162(m) of the Internal Revenue Code. The EICP permits the Committee to reduce any award payment, notwithstanding the achievement of a performance goal.

Currently, the Incentive Plan provides that the Committee may base the performance goals on one or more of the following performance factors: earnings per share, return on net assets, market share, control of costs, net sales, cash flow, economic value-added measures, sales growth, earnings growth, stock price, return on equity, financial ratings, regulatory compliance, achievement of balance sheet or income statement objectives, or other financial, accounting or quantitative objectives established by the Committee. The EICP incorporates these concepts and adds additional factors. As a result, the Committee may base a performance goal on one or more of the following: net earnings or net income (before or after taxes), earnings per share, net sales or revenue growth, net operating profit, return measures (including, but not limited to, return on assets, capital, invested capital, equity, revenue, or sales), cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on equity), earnings before or after taxes, interest, depreciation, and/or amortization, gross or operating margins, productivity ratios, share price (including, but not limited to, growth measures and total shareholder return), expense targets, margins, operating efficiency, market share, customer satisfaction, and/or balance sheet measures (including but not limited to, working capital amounts and levels of short- and long-term debt).

Performance goals may be particular to a participant or the division, line of business or other unit in which the participant works, or the Company generally, and may be absolute in their terms or measured against or in relationship to the performance of a peer group or other external or internal measure. A performance goal may include or exclude items to measure specific objectives, including, without limitation, extraordinary or other non-recurring items, acquisitions and divestitures, internal restructuring and reorganizations, accounting charges and effects of accounting changes.

What awards can be made to non-employee directors?

Our non-employee directors currently receive an annual restricted stock unit grant and may elect to convert their cash retainer payments into Common Stock shares at the time of payment or into deferred stock units under the Directors' Compensation Plan. If the EICP is approved by the stockholders, the restricted stock units, deferred stock units and Common Stock shares will be treated as awards made from the shares available under the EICP.

The EICP also will permit the Board to use other types of awards, including stock options or SARs, as part of the compensation package paid to our non-employee directors.

See the Director Compensation section of this proxy statement, beginning on page 18, for more information about compensation paid to our non-employee directors.

Are awards transferable?

In general, awards granted under the EICP may not be sold, transferred, pledged or assigned, other than by will or by the applicable laws of descent and distribution, and during a recipient's lifetime any awards may be exercised only by the recipient. Notwithstanding the above, the Committee (or the Board, in the case of awards granted to non-employee directors) may, in its discretion, permit awards to be transferred to an individual or entity other than the Company subject to any restrictions the Committee or the Board may impose.

How are dividends treated under awards?

Recipients of awards may be entitled to receive cash or stock dividends, or cash payments in amounts equivalent to cash or stock dividends declared with respect to shares of our Common Stock, and the Committee or the Board may provide that these amounts shall be deemed to have been reinvested in additional shares of our Common Stock or otherwise reinvested.

What are the effects of a change in control?

Upon a change in control of Hershey, all outstanding stock options and SARs and all restricted stock unit and restricted stock awards will fully vest, unless the Committee provided otherwise in the award agreement. The effect of a change in control on performance-based and other awards will be as the Committee determines.

Currently, a change in control will occur if:

- there is an unwelcome change in the majority of the members of the Board;
- a person or group acquires shares of Common Stock and/or Class B Common Stock representing 25% or more of the shares or the votes represented by the shares and the Milton Hershey School Trust no longer owns more than 50% of the voting power; or
- the stockholders approve a business combination or sale of substantially all the Company's assets after which the Milton Hershey School Trust will no longer own more than 50% of the voting power of the combined business or purchaser of assets.

What are the tax aspects of the EICP?

A recipient of a stock option or SAR will not have taxable income upon the grant of the option or SAR. For options and SARs the participant will recognize ordinary taxable income on exercise equal to the increase of the fair market value of the shares over the exercise price on the date of exercise. In the United States, any gain or loss recognized upon any later disposition of the shares generally will be capital gain or loss.

Unless the participant elects to be taxed at the time of receipt of an award of restricted stock or performance stock, the participant will not have taxable income until the restricted stock or performance stock vests. The taxable income will be the fair market value of the shares at the time of vesting. A recipient of restricted stock units, performance stock units, or deferred stock units or other stock-based awards and cash awards will not have taxable income until the award is paid. The participant will recognize taxable income equal to the fair market value of the shares or the amount of cash received by the participant. In addition, section 409A of the Internal Revenue Code imposes certain restrictions on deferred compensation arrangements. Awards that are treated as deferred compensation under section 409A are intended to meet the requirements of that section.

At the discretion of the Committee, the EICP allows a participant to satisfy tax withholding requirements under U.S. federal and state tax laws or applicable foreign tax laws in connection with the exercise or receipt of an award by electing to have shares of Common Stock withheld, or by delivering to us already-owned shares of our Common Stock, having a value equal to the amount required to be withheld. If shares of our Common Stock are withheld to satisfy a participant's tax withholding obligations with respect to an award, then the withheld shares will not be available again for issuance under the EICP.

We will be entitled to a tax deduction in connection with an award under the EICP only in an amount equal to the ordinary taxable income realized by the participant and at the time the participant recognizes the income. Section 162(m) of the Internal Revenue Code contains special rules regarding the federal income tax deductibility of compensation paid to our Chief Executive Officer and certain other executive officers. The general rule is that annual compensation paid to the Chief Executive Officer or other named executive officers will be deductible only to the extent that it does not exceed $1,000,000. However, we can preserve the deductibility of certain compensation in excess of $1,000,000 if we comply with conditions imposed by section 162(m), including the establishment of a maximum number of shares with respect to which awards may be granted to any one employee during one year, and for awards other than options and SARs, the Committee setting performance goals which must be achieved prior to payment of the awards. The EICP is designed to enable the Committee to grant awards that satisfy the requirements of section 162(m), thereby allowing us to minimize the effect of section 162(m) on our federal income tax deduction in connection with these awards.

The tax discussion above is based on U.S. income tax laws as currently in effect and is not intended to be a complete discussion of or to address the tax treatment under any foreign jurisdiction or any state or local laws.

What awards will be made under the EICP?

Awards under the EICP will be made at the discretion of the Committee, except for awards to our CEO that will be made by the independent members of our Board or awards to our non-employee directors that will be made by our Board. The Committee, the independent directors and the Board have not made any decisions on the amount and type of awards that are to be made under the EICP to participants in future years. The following table sets forth information concerning the following awards made to or earned by the following persons in calendar year 2006:

- cash- and stock-based awards to our named executive officers under the Incentive Plan;
- cash- and stock-based awards to our executive officers as a group under the Incentive Plan;
- cash-based awards earned by non-executive officer employees under the Incentive Plan and Broad Based Annual Incentive Plan, as a group;
- stock-based awards made to non-executive officer employees under the Incentive Plan, as a group (there were no stock-based awards made under the Broad Based Stock Option Plan in 2006); and
- stock-based awards made to our non-employee directors under the Directors' Compensation Plan, as a group.

See the Executive Compensation section beginning on page 33, and the Director Compensation section beginning on page 18, for more information about these awards. This information may not be indicative of awards that will be made under the EICP in future years.

Name	Cash Awards Dollar Value[1] ($)	Stock Option Awards[2] (#)	Contingent Target PSU Awards[3] (#)	RSU Awards[4] (#)	Stock Awards[5] (#)
R. H. Lenny	—	157,150	54,950	—	—
D. J. West	—	29,050	10,100	—	—
M. K. Arline	—	20,450	7,200	—	—
J. P. Bilbrey	—	19,700	6,850	—	—
T. K. Hernquist	—	24,300	6,600	—	—
Executive Officers as a Group	39,375	347,150	112,850	5,000	—
Non-Employee Directors as a Group	—	—	—	17,602[6]	4,610
Non-Executive Officer Employees as a Group	15,927,307	1,430,039	51,750	60,138	—

(1) This column shows the dollar value of cash-based annual incentive awards earned in 2006 under the Incentive Plan and the Broad Based Annual Incentive Plan, as applicable. As discussed in the Compensation Discussion and Analysis and in the footnotes to the Summary Compensation Table, no annual incentive award payments were earned in 2006 by the named executive officers.

(2) This column shows the number of stock options awarded in 2006 under the Incentive Plan.

(3) This column shows the number of contingent target PSUs awarded for the 2006-2008 performance cycle under the Incentive Plan. Contingent target PSUs will be paid only if predetermined performance objectives are achieved at the end of the three-year performance cycle.

(4) This column shows the number of RSUs awarded in 2006 to eligible employees under the Incentive Plan and to non-employee directors under the Directors' Compensation Plan. RSUs granted to non-employee directors do not vest until the director's membership on the Board ends.

(5) This column shows directors' retainers and fees taken currently in the form of Common Stock or deferred as common stock units in accordance with the Directors' Compensation Plan, together with dividends credited at regular rates in 2006 on deferred common stock units. These dividends are credited in the form of deferred common stock units and are paid in shares of our Common Stock when the deferral period ends.

(6) Includes dividends credited at regular rates in 2006 on the total number of RSUs held by our non-employee directors. These dividends are credited in the form of deferred common stock units and are paid in shares of our Common Stock when the director's RSUs vest.

Can the EICP be amended or terminated?

The Board generally may amend or terminate the EICP at any time and for any reason, however, any amendment shall be subject to the approval of the stockholders to the extent required by applicable law or regulation.

How many votes will be required to approve Proposal No. 3?

Stockholders will approve the proposal if the holders of record of the Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting cast more votes for the proposal than against the proposal.

What is the Board's recommendation for voting on Proposal No. 3?

The Board of Directors unanimously recommends that stockholders vote **FOR** Proposal No. 3.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

What is section 16(a) of the Securities Exchange Act of 1934?

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons owning more than 10% of our outstanding Common Stock or Class B Common Stock to file reports with the SEC showing their ownership and changes in ownership of Hershey securities. Based solely on our examination of these reports and on written representations provided to us, it is our opinion that all reports for 2006 have been timely filed.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

What is being disclosed in this section?

SEC regulations require that we disclose any transaction, or series of similar transactions, since the beginning of 2006, or any contemplated transactions, in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 and in which any of the following persons had or will have a direct or indirect material interest:

- our directors or nominees for director;
- our executive officers;
- persons owning more than 5% of any class of our outstanding voting securities; or
- the immediate family members of any of the persons identified in the preceding three bullets.

The SEC refers to these types of transactions as *related person transactions* and to the persons listed in the bullets as *related persons*. The SEC is concerned about related person transactions because such transactions, if not properly monitored, may present risks of conflicts of interest or the appearance of conflicts of interest.

Does the Company have a policy to review, approve or ratify related person transactions?

Our Board has adopted a Related Person Transaction Policy that governs the review, approval or ratification of related person transactions. The Related Person Transaction Policy may be viewed on our corporate website, www.hersheys.com, in the Investor Relations section.

Under our policy, each related person transaction, and any significant amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of our Board composed solely of independent directors who have no interest in the transaction. We refer to each such committee as a Reviewing Committee. The policy also permits the disinterested members of the full Board to act as a Reviewing Committee.

The Board has designated the Governance Committee as the Reviewing Committee primarily responsible for the administration of the Related Person Transaction Policy. In addition, the Board has designated special Reviewing Committees to oversee certain transactions involving the Company and Hershey Trust Company, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. To learn more about these special Reviewing Committees, please see the answer to the fourth question in this section, below. Finally, the policy provides that the Compensation and Executive Organization Committee will review and approve, or review and recommend to the Board for approval, any employment relationship or transaction involving an executive officer of the Company and any related compensation.

When reviewing, approving or ratifying a related person transaction, the Reviewing Committee will examine several things, including the approximate dollar value of the transaction and all material facts about the related person's interest in, or relationship to, the transaction. If the related person transaction involves an outside director or nominee for director, the Reviewing Committee may also consider whether the transaction would compromise the director's status as an "independent director," "outside director" or "non-employee director" under our Corporate Governance Guidelines and rules and regulations of the New York Stock Exchange, the Internal Revenue Code or the Securities Exchange Act of 1934, as amended.

Was the Company a participant in any related person transactions in 2006, or does the Company currently contemplate being a participant in any related person transactions in 2007, involving our directors, executive officers or their immediate family members?

We were not a participant in any related person transactions in 2006, and do not currently contemplate being a participant in any related person transactions in 2007, involving our directors, executive officers or their immediate family members.

Was the Company a participant in any related person transactions in 2006, or does the Company currently contemplate being a participant in any related person transactions in 2007, involving a stockholder owning more than 5% of any class of the Company's securities?

We engage in certain transactions with Milton Hershey School, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. As discussed in the next question, many of these transactions are immaterial, ordinary course transactions and are not considered related person transactions. However, from time to time we also engage in certain related person transactions with the Milton Hershey School Trust and its affiliates. These related person transactions are generally of two types:

- transactions not in the ordinary course of business that do not relate to our capital stock; and
- transactions that relate to our capital stock.

Our Board has designated the independent members of its Executive Committee as the Reviewing Committee for any transaction with the Milton Hershey School Trust or its affiliates that is not in the ordinary course of our business. Our Corporate Governance Guidelines require us to obtain approval of these transactions in advance from the Reviewing Committee. In 2006, we did not have any transactions that required approval by this Reviewing Committee.

The Board has designated a special subcommittee as the Reviewing Committee for transactions between the Company and the Milton Hershey School Trust or its affiliates relating to our capital stock. Our Corporate Governance Guidelines provide that, under normal circumstances, this special subcommittee, composed of the directors elected by the holders of the Common Stock voting separately as a class, will review and make a recommendation to the Board regarding these transactions. In January and July 2006, our Board followed this procedure to approve the renewal of our agreement with the Milton Hershey School Trust that permits the Milton Hershey School Trust to continue to participate on a proportional basis in our Common Stock repurchase program. The purchase price we paid for the shares was based on a formula applied on a weekly basis. The Milton Hershey School Trust was not required to sell shares to us for any week where this formula price for that week was less than $55 per share. As a result of these agreements, we acquired 689,704 shares of our Common Stock from the Milton Hershey School Trust in 2006 at a total aggregate cost of $38,481,427. This equates to an average price per share of $55.79. This agreement with the Milton Hershey School Trust was not renewed following its expiration on February 2, 2007.

Did the Company engage in other transactions with the Milton Hershey School Trust or its affiliates during 2006?

During 2006, we engaged in transactions in the ordinary course of our business with Milton Hershey School, the Milton Hershey School Trust, and companies owned by the Milton Hershey School Trust. These transactions involved the sale or purchase of goods and services. The transactions were primarily with Hershey Entertainment & Resorts Company, a company that is wholly-owned by the Milton Hershey School Trust. All sales and purchases were made in the ordinary course of our business and were in amounts that are not material to us or to the Milton Hershey School Trust. Therefore, they are not related person transactions and do not have to be approved under our Related Person Transaction Policy. However, because of our relationship with the Milton Hershey School Trust, we have elected to disclose the aggregate amounts of these transactions for your information. In this regard:

- Our total sales to these entities in 2006 were approximately $950,000.
- Our total purchases from these entities in 2006 were approximately $2,900,000.

We do not expect that the types of transactions or the amount of payments will change materially in 2007.

INFORMATION ABOUT THE 2008 ANNUAL MEETING

When is the 2008 annual meeting of stockholders?

Our 2008 annual meeting of stockholders will be held on April 22, 2008.

What is the deadline to submit a proposal for inclusion in the proxy materials for the 2008 annual meeting?

To be eligible for inclusion in the proxy materials for the 2008 annual meeting, a stockholder proposal must be received by our Corporate Secretary by the close of business on November 19, 2007.

What procedure should I follow if I intend to present a proposal or nominate a director from the floor at the 2008 annual meeting?

A stockholder may present a proposal not included in our 2008 proxy materials from the floor of the 2008 annual meeting only if our Corporate Secretary receives notice of the proposal, along with additional information required by our by-laws, during the time period beginning on December 20, 2007 and ending on January 19, 2008. Notice should be addressed to The Hershey Company, Attn: Corporate Secretary, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

The notice must contain the following additional information:

- the stockholder's name and address;
- the stockholder's shareholdings;
- a brief description of the proposal; and
- a brief description of any financial or other interest the stockholder has in the proposal.

A stockholder may nominate a director from the floor of the 2008 annual meeting only if our Corporate Secretary receives notice of the nomination, along with additional information required by our by-laws, during the time period beginning on December 20, 2007 and ending on January 19, 2008. The notice must contain the following additional information:

- the stockholder's name and address;
- a representation that the stockholder is a holder of record of any class of our equity securities;
- a representation that the stockholder intends to make the nomination in person or by proxy at the meeting;
- a description of any arrangement the stockholder has with the individual the stockholder plans to nominate;
- the nominee's name, address and biographical information; and
- the written consent of the nominee to serve as a director if elected.

Any stockholder holding 25% or more of the votes entitled to be cast at the annual meeting is not required to comply with these pre-notification requirements.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 16, 2007

THE HERSHEY COMPANY

CORPORATE GOVERNANCE GUIDELINES

I. ROLE OF THE BOARD OF DIRECTORS

The business of The Hershey Company (the "Company") is carried out by its employees under the direction and supervision of its Chief Executive Officer ("CEO"). The business shall be managed under the direction of the board of directors ("Board"). In accordance with Delaware law, the role of the directors is to exercise their business judgment in the best interests of the Company. This role includes:

- review of the Company's performance, strategies and major decisions;
- oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

II. SELECTION AND COMPOSITION OF THE BOARD

A. Board Size

As set forth in the By-Laws of the Company ("By-Laws"), the Board has the power to fix the number of directors by resolution. The Company's Restated Certificate of Incorporation requires at least three directors. In fixing the number, the Board will be guided by the principle that a properly functioning Board is small enough to promote substantive discussions in which each member can actively participate, and large enough to offer diversity of background and expertise. The Board will consider whether it is of the appropriate size as part of its annual performance evaluation.

B. Board Membership Criteria

In selecting directors, the Board generally seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole. Directors should be of the highest integrity and well-respected in their fields, with superb judgment and the ability to learn the Company's business and express informed, useful and constructive views. In reviewing the qualifications of prospective directors, the Board will consider such factors as it deems appropriate in light of these guidelines, which may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of the other Board members, and the extent to which any candidate would be a desirable addition to the Board and any committees of the Board. In general, the Board seeks individuals who are knowledgeable in fields including finance, international business, marketing, information technology, human resources and consumer products. All members of the Audit Committee must be financially literate and at least one member must have accounting or related financial management expertise and be an audit committee financial expert as defined in Item 401(h) of Regulation S-K of the Securities and Exchange Commission ("SEC"), or any successor provision.

C. Independence

The Company is not required to have a majority of independent directors, because it is a "controlled company" within the meaning of the New York Stock Exchange ("NYSE") listing standards. However, the Company recently has operated with a Board composed of directors who are independent, with the exception of the Chairman and CEO. As this practice has served the Company well, a requirement that a majority of the Board consist of independent directors is included in these guidelines. In addition, the Company's Audit Committee, Compensation and Executive Organization Committee, and Governance Committee shall consist solely of independent directors. At least annually, the directors shall determine which directors are independent. Rather than have one set of criteria for Board members as a whole and additional criteria for Audit Committee members, the Board will judge the independence of all directors based on the stringent standards applicable to Audit Committee members. Accordingly, the independence of directors shall be determined based on the following criteria:

1. A director who receives (or, in the last three years, received) direct compensation as an employee or any consulting, advisory or other compensatory fees from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service), is not independent. A director whose immediate family member, other than an adult child who does not share a home with the director, receives or in the past three years received such compensation or fees from the Company is not independent. The receipt of such compensation or fees in any single year that does not (or did not) exceed $120,000, by a director's adult child who (i) does not share the director's home and has not shared the director's home within the last three years, and (ii) does not serve, and has not served within such period, as an elected or appointed officer of the Company, will be deemed an immaterial relationship that shall not preclude an independence determination for such director.

2. A director who is (or, within the last three years, was) employed, or whose immediate family member is (or, within the last three years, was) employed, as an executive officer of another company where any of the Company's present executives serves (or, within the last three years, served) on that company's compensation committee is not independent.

3. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent.

4. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, is less than the greater of $1 million or 2% of such other company's consolidated gross revenues has an immaterial relationship that shall not preclude an independence determination for such director.

5. A director who is (or, within the last three years, was) an employee or a non-employee executive officer of the Company is not independent.

6. A director who is an immediate family member of an individual who is (or, within the last three years, was) an executive officer of the Company, whether as an employee or non-employee, is not independent.

7. A director who is an affiliated person of the Company, as defined under the rules of the SEC, is not independent; provided, however, if the director is an affiliated person solely because he or she sits on the board of directors of an affiliate of the Company, as defined under the rules of the SEC, then the director has an immaterial relationship with the Company that shall not preclude an independence determination for such director if he or she, except for being a director on each such board of directors, does not accept directly or indirectly any consulting, advisory, or other compensatory fee from either such entity, other than the receipt of only ordinary-course compensation for serving as a member of the board of directors, or any board committee of each such entity, and the director satisfies all other standards.

8. A director who is, or whose immediate family member is, a director, trustee, officer or employee of a non-profit organization to which the Company has donated more than $100,000 in any year within the last three years is not independent.

9. A director's participation in the Company's Charitable Awards Program or receipt of compensation and benefits for service as a director of the Company in accordance with Company policies and programs will be deemed an immaterial relationship with the Company that shall not preclude an independence determination for such director.

For purposes of application of these criteria, (i) "immediate family" shall be defined as including all individuals who are considered immediate family of a director under the regulations implementing the Sarbanes-Oxley Act, as well as all individuals who are considered immediate family of a director under the NYSE listing standards, (ii) a director's receipt of compensation for former service as an interim Chairman or CEO or other executive officer is considered an immaterial relationship that shall not preclude an independence determination for such director, and (iii) references to "Company" for purposes of determining independence, include any parent or subsidiary in a consolidated group with the Company. Directors shall notify the Chair of the Governance Committee and the Chairman and CEO prior to accepting a board position on any other organization, so that the effect, if any, of such position on the director's independence may be evaluated.

D. Selection of Board Members

Nomination of directors is the responsibility of the Governance Committee, all of whose members shall be independent directors. Recommendations may come from directors, shareholders or other sources. Recommendations may come from management, with the understanding that the Board is not required to consider candidates recommended by management. It is expected that all members of the Governance Committee will interview prospective candidates before their nominations are approved by the Committee. An offer to join the Board will be extended by the Chair of the Governance Committee or the Chairman of the Board if the Chairman is not also an officer or employee of the Company.

E. Tenure

1. The Board has not established term limits, and, given the value added by experienced directors who can provide a historical perspective, term limits are not

considered appropriate. New ideas and diversity of views are maintained by careful selection of directors when vacancies occur. In addition, the performance of individual directors and the Board as a whole are reviewed annually, prior to the nomination of directors for vote by stockholders at each Annual Meeting.

2. When a director's principal occupation or business or institutional affiliation changes materially from that at the time of his or her first election to the Board, the director will tender his or her resignation by directing a letter of resignation to the Chair of the Governance Committee, except that if the director is the Chair of such committee, he or she shall direct the resignation to the Chairman of the Board. The Board will determine whether to accept such resignation.

3. Directors will not be nominated for reelection after their 72nd birthday.

III. OPERATION OF THE BOARD

A. Chairman

The CEO serves as Chairman of the Board. This serves the Company well, and the independent directors have many opportunities to have a significant influence on the structure and functioning of the Board. However, the Board might determine that during periods of transition following the election of a new CEO or during other unusual circumstances, the CEO should not also serve as Chairman of the Board.

B. Board Meetings

1. The Board will hold approximately six regular meetings per year, scheduled by resolution of the Board sufficiently far in advance to accommodate the schedules of the directors. Special meetings may be called at any time by the Chairman or a Vice Chairman of the Board (if any), or by the CEO, or by one-sixth (calculated to the nearest whole number) of the total number of directors constituting the Board, to address specific issues.

2. Agendas are established by the Chairman and sent in advance to the Board. Any director may submit agenda items for any meeting. A rolling agenda has been established, which includes a full annual review of the Company's strategic plan, quarterly reviews of the Company's financial performance, and committee reports and updates at each meeting on the business and other items of significance to the Company. Information relevant to agenda items shall be submitted to the Board in advance, and the agenda will be structured to allow appropriate time for discussion of important items.

C. Executive Sessions

Executive sessions are sessions of non-management directors. The directors may choose to invite any member of management, including the Chairman and CEO. Typically, closed sessions are held at the beginning of each regular Board meeting, and at such other times as the Board may determine, with all directors, including the Chairman and CEO, in attendance without any third parties or Company officers or employees (other than the Chairman and CEO). Executive sessions are held at the conclusion of each regular Board meeting, and at such other times as the non-management directors may determine, without the Chairman and CEO or any other member of Company management present, to review such matters as may be appropriate, including the report of the outside auditors, the criteria upon which the performance of the CEO and other senior managers is based, the performance of the CEO measured against such criteria and the compensation of the CEO. If at any time the Board includes any non-management directors who are not independent, such directors shall be excluded from one executive session each year. Executive sessions are chaired by an independent director assigned on a rotating basis. This has served the Company well historically and has allowed each independent director an opportunity to serve as lead director. In addition, any director may call a special executive session to discuss a matter of significance to the Company and/or the Board.

D. Committees

All major decisions are made by the Board; however, the Board has established committees to enable it to handle certain matters in more depth. The committees are (1) Audit, (2) Governance, (3) Compensation and Executive Organization, and (4) Executive. Members are expected to serve on committees, as recommended by the Governance Committee and approved by the Board. Committee members serve at the pleasure of the Board, for such period of time as the Board may determine, consistent with these governance guidelines. All directors serving on the Audit, Governance, and Compensation and Executive Organization committees must be independent, as determined by the Board in accordance with these governance guidelines and as required by applicable law and regulation. The Executive Committee is made up of the chair of each of the other committees along with the Chairman of the Board. Unless otherwise directed by the Board, any transaction not in the ordinary course of business by and among the Company and Hershey Trust Company, Hershey Entertainment & Resorts Company and/or the Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, shall be reviewed and approved in advance by a subcommittee composed of the independent members of the Executive Committee. The Board expects that under normal circumstances it will direct that any potential transaction between the Company and any of these entities involving the Company's capital stock will be reviewed in advance by a special committee composed of the directors elected by the holders of Common Stock voting separately as a class, which special committee will make its recommendation to the Board regarding such potential transaction. The charter of each committee is published on the Company's website and will be made available to any shareholder on request. Each committee chair shall report the highlights of the committee meeting to the full Board at the Board meeting following the committee meeting. The Chairman of the Board serves as chair of the Executive Committee. The chairs of the Audit Committee, the Governance Committee and the Compensation and Executive Organization Committee (the "Independent Committees") are recommended by the Governance Committee and approved by the Board. Under normal circumstances, following four consecutive years as the Chair of an Independent Committee, a director shall not serve again on such committee for at least one year after standing down as the Chair thereof. A Chair of an Independent Committee may be permitted to continue to serve on such committee with Board approval if the Board determines that the former Chair uniquely fills a specific need of such Committee. The structure and functioning of the committees shall be part of the annual Board evaluation.

E. Director Participation in Board and Committee Meetings

Each director is expected to participate actively in their respective committee meetings and in Board meetings. Directors are expected to attend all meetings and are expected to come prepared for a thorough discussion of agenda items. Directors are expected to attend the Company's Annual Meeting of Stockholders. Participation by directors will be reviewed as part of the annual assessment of the Board and its committees.

IV. ACCESS TO COMPANY PERSONNEL

Directors have full and free access to the Company's officers and employees. Division and function heads regularly make presentations to the Board and committees on subjects within their areas of responsibility. The CEO will invite other members of management to attend meetings or other Board functions as appropriate. Directors may initiate communication with any employee and/or invite any employee to any Board or committee meeting; however, they are expected to exercise judgment to protect the confidentiality of sensitive matters and to avoid disruption to the business, and they are expected to copy the CEO on written communications to company personnel under normal circumstances.

V. ACCESS TO OUTSIDE ADVISORS

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining approval of Company management in advance.

VI. TRAINING

A. Orientation

Each new Board member shall undergo an orientation designed to educate the director about the Company and his/her obligations as a director. At a minimum, the orientation shall include meetings with several members of the Hershey Executive Team and the Governance and Compliance Officer, a tour of key facilities and review of reference materials regarding the Company and corporate governance, the Company's strategic plan and the last annual report.

B. Ongoing Education

The Company will pay reasonable expenses for each director to attend at least one relevant continuing education program each year. Directors are encouraged but not required to attend. In addition, the Company will keep directors informed of significant developments as appropriate. Each Board meeting shall include a report to directors on (1) significant business developments affecting the Company, (2) significant legal developments affecting the Company, and (3) significant legal developments affecting the Board members' obligations as directors.

VII. OVERSIGHT OF MANAGEMENT

A. Review of CEO Performance and Compensation

The independent directors, together with the Compensation and Executive Organization Committee, monitor the performance of the CEO. Annually they shall review the performance appraisal of the CEO performed by the Compensation and Executive Organization Committee and shall review and approve the CEO's compensation recommended by such committee.

B. Review of Strategic Plan

The Board shall review the Company's strategic plan annually. All Board members are expected to participate in an active review. The CEO will invite to the review members of management with responsibility for key divisions and functions and any other personnel the CEO deems helpful, for purposes of providing information sufficient to facilitate a full and frank discussion.

C. Management Succession

1. The Board shall review management succession plans annually. This shall include review by the Board of organization strength and management development and succession plans for each member of the Company's executive team. The Board shall also maintain and review annually, or more often if appropriate, a succession plan for the CEO.

2. If the President, CEO and/or Chairman of the Board is unable to perform for any reason, including death, incapacity, termination, or resignation before a replacement is elected, then: (1) if the Company is without a Chairman of the Board, the Chair of the Governance Committee shall serve as Chairman until a replacement is elected or, in the case of temporary incapacity, until the Board determines that the incapacity has ended; (2) if the Company is without a President and CEO, the interim President and CEO shall be the officer of the Company approved by the Board, taking into consideration the annual recommendation of the CEO; (3) in the case of incapacity of the President, CEO and/or Chairman, the Board shall determine whether to search for a replacement; and (4) the Chair of the Compensation and Executive Organization Committee shall lead any search for a replacement.

VIII. EVALUATION AND COMPENSATION OF THE BOARD

A. Annual Evaluations

The directors shall evaluate the performance of the Board and its committees annually. Each director shall complete an evaluation form for the Board as a whole and each of the committees on which he or she has served during the year. Evaluation results shall be reviewed by the Governance Committee, which shall present to the Board the results along with any recommendations for change that the committee deems appropriate. These governance guidelines and the committee charters shall be reviewed annually in conjunction with the annual evaluation. The Governance Committee shall also review the performance of Board members when they are considered for reelection and at any time upon request of a Board member.

B. Director Compensation and Benefits

1. General. The Compensation and Executive Organization Committee shall review and make recommendations to the Board annually with respect to the form and amount of compensation and benefits. These will be established after due consideration of the responsibilities assumed and the compensation of directors at similarly situated companies.

2. Stock Ownership.

a. The Board will not nominate any person to be elected a director at an Annual Meeting of Stockholders unless such person owns, as defined below, or agrees to purchase and own at least 200 shares of the Company's Common Stock on or before the record date for the proxy statement for such meeting.

b. The Board desires that each director own, as defined herein, shares of the Company's Common Stock in an amount at least equal to the Stockholding Guidelines as of January 1 of each year following the fifth anniversary of the date the Board approves this policy in the case of current directors and as of January 1 of each year following the fifth anniversary of becoming a director in the case of a director first becoming a director subsequent to the date of such Board approval. For purposes of the requirements herein and in paragraph a. above, ownership of the Company's Common Stock includes Common Stock equivalent shares such as common stock units deferred under the Company's Directors' Compensation Plan and restricted stock units granted quarterly under that plan.

c. Stockholding Guidelines as of January 1 of any year means the number of shares of the Company's Common Stock, as described in paragraph b above, with a value, valued at the average closing price on the NYSE of the Common Stock on the first three trading days of the month of December of the preceding year, equal to three times the sum of (a) the annual retainer under the Company's Directors' Compensation Plan for such year and (b) the target value of the restricted stock unit grant under that plan.

IX. CODE OF CONDUCT

Directors are held to the highest standards of integrity. The Company's Code of Ethical Business Conduct applies to directors as well as officers and employees and covers areas including conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee has responsibility for oversight of the Company's communication of, and compliance with, the Code of Ethical Business Conduct.

THE HERSHEY COMPANY

EQUITY AND INCENTIVE COMPENSATION PLAN

(As adopted February 13, 2007; subject to stockholder approval)

1. Establishment and Purpose

The Hershey Company (the "Company") hereby establishes The Hershey Company Equity and Incentive Compensation Plan (the "Plan"). The purpose of the Plan is to provide to employees, non-employee directors and certain service providers to the Company or its subsidiaries (as defined below), upon whose efforts the Company is dependent for the successful conduct of its business, further incentive to continue and increase their efforts and to remain in the service of the Company and its subsidiaries.

The Plan is an amendment and restatement of and continues the Key Employee Incentive Plan ("KEIP"), including the Annual Incentive Program ("AIP") and the Long-Term Incentive Program ("LTIP") portion, with certain modifications, and shall be the vehicle for any future awards under the Broad Based Stock Option Plan, Directors' Compensation Plan and Broad Based Annual Incentive Plan.

The Plan was adopted by the Board of Directors on February 13, 2007, subject to approval of the stockholders at the 2007 Annual Meeting of Stockholders. The Plan shall be effective on the date of such stockholder approval (the "Effective Date").

As used herein, (i) the term "Subsidiary Company" or "Subsidiary" shall mean any present or future corporation or entity which is or would be a "subsidiary" of the Company as defined in Section 424 of the Internal Revenue Code of 1986 (the "Code") or any successor provision, and (ii) the term "Company" defined above shall refer collectively to The Hershey Company and its Subsidiary Companies unless the context indicates otherwise.

2. Stock Subject to the Plan

The aggregate number of shares of the Company's common stock, $1.00 par value per share (the "Common Stock"), that may be issued under the Plan pursuant to awards granted wholly or partly in Common Stock (including rights or options which may be exercised for or settled in Common Stock) is 19,044,782, plus 13,220,127 shares that may be issued pursuant to awards outstanding under the KEIP as of February 13, 2007, the date this Plan was approved by the Board of Directors; provided, however, that of the 19,044,782 shares available for issuance under the Plan that are not subject to outstanding awards under the KEIP as of February 13, 2007, only 6,348,261 shares, representing one-third of such shares, may be issued under this Plan with respect to awards made on or after February 13, 2007 that are not stock options or stock appreciation rights. The shares of Common Stock issued under this Plan may be either authorized but unissued shares, treasury shares held by the Company or any direct or indirect subsidiary thereof, or shares acquired by the Company through open market purchases or otherwise. The number of shares of Common Stock underlying any awards outstanding on or after the Effective Date that are forfeited or terminated, surrendered, expire unexercised, or are settled in cash in lieu of Common Stock, shall again immediately become available for issuance pursuant to awards hereunder. Shares withheld by the Company to satisfy tax withholding obligations and all shares covered by stock appreciation rights, to the extent exercised and settled in Common Stock, shall be considered issued or transferred pursuant to the Plan. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate.

3. Administration

The Plan shall be administered by the Compensation and Executive Organization Committee (the "Committee"), or any successor committee, appointed by and consisting solely of members of the Board of Directors (the "Board") of the Company. To the extent provided by resolution of the Board, the Committee may authorize the Chief Executive Officer of the Company, acting to the extent necessary as a committee of the Board, and other senior officers of the Company to designate officers and employees to be recipients of awards, to determine the terms, conditions, form and amount of any such awards, and to take such other actions which the Committee is authorized to take under this Plan, provided that the Committee may not delegate to any person the authority to grant awards to, or take other action with respect to, participants who at the time of such awards or action are subject to Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or are "covered employees" as defined in Section 162(m) of the Code. Notwithstanding the foregoing, awards relating to the non-employee directors shall be administered by the full Board of Directors, who shall have all of the authority and discretion otherwise granted to the Committee with respect to the administration of the Plan, and with respect to such awards, reference herein to "Committee" shall mean reference to the Board, and to the extent required by the Company's governing documents or the Board, awards to the Company's Chief Executive Officer shall be administered by the independent directors on the Company's Board, and with respect to such awards references to "Committee" shall mean reference to such independent directors.

Subject to the terms and conditions of the Plan, the Committee shall have authority: (i) to determine the terms, conditions, form and amount of awards, distributions or payments granted or made to each participant, including conditions upon and provisions for vesting, exercise and acceleration of any awards, distributions or payments, which terms and conditions shall be set forth in a written agreement, subplan, program, statement or other document (which may be in electronic format) issued by the Company evidencing such award (any such agreement, subplan, program, statement or document being an "award agreement"); (ii) to construe and interpret the terms and intent of the Plan and any award agreement; (iii) to define the terms used in the Plan; (iv) to prescribe, amend and rescind rules and regulations relating to the Plan; (v) to select individuals to participate in the Plan; (vi) upon the request of a participant in the Plan, to approve and determine the duration of leaves of absence which may be granted to the participant without constituting a termination of his or her employment for purposes of the Plan; (vii) to adopt such procedures, agreements, arrangements, subplans and terms as are necessary or appropriate to permit participation in the Plan by employees who are foreign nationals or employed outside the United States; and (viii) to make all other determinations necessary or advisable for the administration and operation of the Plan. The Committee shall have the right to impose varying terms and conditions with respect to each grant or award. All determinations and interpretations made by the Committee shall be final, binding and conclusive on all participants and on their legal representatives and beneficiaries.

4. Fair Market Value

As used in the Plan (unless a different method of calculation is required by applicable law, and except as otherwise specifically provided in any Plan provision or provided by the

Committee with respect to an award), "Fair Market Value" on or as of the applicable date shall mean (i) the closing price of the Common Stock as reported in the New York Stock Exchange Composite Transactions Report (or any other consolidated transactions reporting system which subsequently may replace such Composite Transactions Report) for the New York Stock Exchange on such date (or, unless otherwise provided in the award with respect to awards made prior to the Effective Date, the trading day immediately preceding such date), or if there are no sales on such date, on the next preceding day on which there were sales, or (ii) in the event that the Common Stock is no longer listed for trading on the New York Stock Exchange, an amount determined in accordance with standards adopted by the Committee.

5. Eligibility and Participation

Employees, non-employee directors and individuals who provide services to the Company or any of its Subsidiary Companies as consultants, contractors or agency employees, shall be eligible for selection to participate in the Plan. An individual who receives an award under the Plan is referred to herein as a participant. A participant may receive more than one award from time to time, and may be granted any combination of awards as the Committee shall determine.

6. Annual Incentive Program

The Committee may from time to time, subject to the provisions of the Plan and such other terms and conditions as the Committee may determine, establish contingent target awards for those eligible individuals it selects to participate in the AIP. Each such contingent target award shall be evidenced by an award agreement, and shall be determined based upon such factors as are deemed appropriate by the Committee, subject to the following:

(a) The amounts earned by and paid to AIP participants with respect to the contingent target awards ("AIP Awards") will be based primarily upon achievement of Performance Goals (as defined in Paragraph 9 below) over a one-year performance cycle as approved by the Committee.

(b) The Committee, within the limits of the Plan, shall have full authority and discretion to determine the time or times of establishing AIP Awards; to select from among those eligible the individuals to receive AIP Awards; to designate the amounts to be earned under the AIP Award in relation to levels of achievement of Performance Goals; to adopt such financial and nonfinancial performance or other criteria for the payment of AIP Awards as it may determine from time to time; to establish such other measures as may be necessary to achieve the objectives of the Plan; and to review and certify the achievement of Performance Goals. The financial or nonfinancial Performance Goals established by the Committee may be based upon one or more Performance Factors (as defined in Paragraph 9 below).

(c) Any AIP Award the Committee intends to be performance-based compensation within the meaning of Section 162(m) of the Code, shall be based on one or more Performance Factors and otherwise established, earned and paid in conformity with the provisions of Paragraph 9 applicable to Performance Awards.

(d) The maximum amount any participant can receive as an AIP Award for any calendar year shall not exceed $10,000,000.

(e) AIP Awards as earned under the terms of the Plan shall be paid in cash, Common Stock or in a combination thereof as the Committee in its sole discretion shall determine, and may be equal to, exceed or be less than the contingent target awards, subject nevertheless to the maximum award limit set forth in subparagraph (d) above.

7. Long-Term Incentive Program

Awards under the LTIP may be one or more of the following:

I. Performance Stock Units and Performance Stock

The Committee may, subject to the provisions of the Plan and such other terms and conditions as the Committee may determine, grant Performance Stock Units and/or shares of Performance Stock to reflect the value of contingent target awards established for each eligible individual selected for participation. Each grant of Performance Stock Units or Performance Stock shall be evidenced by an award agreement, subject to the following:

(a) Each Performance Stock Unit shall be equivalent to a share of Common Stock and each share of Performance Stock shall be a share of Common Stock. The amount actually earned by and paid to holders of Performance Stock Units and/or Performance Stock ("PSU/PS Awards") will be based upon achievement of Performance Goals over performance cycles established by the Committee. Such performance cycles each shall cover such period of time as the Committee from time to time shall determine.

(b) The Committee, within the limits of the Plan, shall have full authority and discretion to determine the time or times of establishing contingent target awards and the awarding of Performance Stock Units and/or Performance Stock; to select the eligible individuals to receive PSU/PS Awards; to designate levels of awards to be earned in relation to levels of achievement of Performance Goals; to adopt such financial and nonfinancial performance or other criteria for the payment of PSU/PS Awards as it may determine from time to time; to make awards; to establish such other measures as may be necessary to the objectives of the Plan; and to review and certify the achievement of Performance Goals. The Performance Goals established by the Committee may be based on one or more of the Performance Factors.

(c) Payments of PSU/PS Awards shall be made in shares of Common Stock, provided payments of Performance Stock Unit awards may be made in Common Stock, cash, or a combination thereof, as the Committee in its sole discretion shall determine; provided, however, that no fractional shares shall be issued and any such fraction will be eliminated by rounding downward to the nearest whole share.

(d) PSU/PS Awards earned under the terms of the Plan may be equal to, exceed or be less than the contingent target award.

(e) All unearned or unvested PSU/PS Awards shall be forfeited to the Company.

(f) The maximum aggregate number of shares of Common Stock covered by awards of Performance Stock Units and shares of Performance Stock that a participant may receive with respect to any calendar year shall be 500,000 shares.

II. Stock Options

The Committee may, from time to time, subject to the provisions of the Plan and such other terms and conditions as it may determine, grant an award of nonqualified Options to purchase shares of Common Stock of the Company to individuals eligible to participate in the Plan. Each Option award shall be evidenced by an award agreement on such terms and conditions and be in such form as the Committee may from time to time approve, subject to the following:

(a) The exercise price per share with respect to each Option shall be determined by the Committee in its sole discretion, but shall not be less than 100% of the Fair Market Value of the Common Stock as of the date of the grant of the Option.

(b) Options granted under the Plan shall be exercisable, in such installments and for such periods, as shall be provided by the Committee at the time of granting, but in no event shall any Option granted extend for a period in excess of ten (10) years from the date of grant.

(c) The maximum number of shares of Common Stock covered by Options granted to a participant for any calendar year shall not exceed 500,000; 1,000,000 in the participant's initial calendar year of participation.

(d) Among other conditions that may be imposed by the Committee, if deemed appropriate, are those relating to (i) the period or periods and the conditions of exercisability of any Option; (ii) the minimum periods during which grantees of Options must be employed, or must hold Options before they may be exercised; (iii) the minimum periods during which shares acquired upon exercise must be held before sale or transfer shall be permitted; (iv) conditions under which such Options or shares may be subject to forfeiture; and (v) the frequency of exercise or the minimum or maximum number of shares that may be acquired at any one time.

(e) Exercise of an Option shall be made by written notice (including electronic notice) in the form and manner determined by the Committee.

(f) The purchase price upon exercise of any Option shall be paid in full by making payment (i) in cash; (ii) in whole or in part by the delivery of a certificate or certificates of shares of Common Stock of the Company, valued at the then Fair Market Value; or (iii) by a combination of (i) and (ii).

(g) Notwithstanding subparagraph (f) above, any optionee may make payment of the Option price through a simultaneous exercise of his or her Option and sale of the shares thereby acquired pursuant to a brokerage arrangement compliant with such terms and conditions as the Committee may determine.

(h) The Committee may require the surrender of outstanding Options as a condition to the grant of new Options.

(i) Notwithstanding any other provision of the Plan and except as may be provided in the applicable award agreement, upon the occurrence of a Change in Control, each outstanding Option held by a participant shall become fully vested and exercisable notwithstanding any vesting schedule or installment schedule relating to the exercisability of such Option contained in the applicable Option agreement or otherwise established at the time of grant of the Option.

(j) For purposes of this Plan, a "Change in Control" means:

    (1) Individuals who, on April 18, 2006, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to April 18, 2006, whose election or

nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by specific vote or by approval of the proxy statement of the Company in which such person is named as nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest (as described in Rule 14a-11 under the Exchange Act) ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any person (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Section 13(d)(3) and 14(d)(2) of the Exchange Act) ("Person") other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director; and provided further, however, that a director who has been approved by the Hershey Trust while it beneficially owns more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Power") shall be deemed to be an Incumbent Director; or

(2) The acquisition or holding by any Person of beneficial ownership (within the meaning of Section 13(d) under the Exchange Act and the rules and regulations promulgated thereunder) of shares of the Common Stock and/or the Class B Common Stock of the Company representing 25% or more of either (i) the total number of then outstanding shares of both Common Stock and Class B Common Stock of the Company (the "Outstanding Company Stock") or (ii) the Outstanding Company Voting Power; provided that, at the time of such acquisition or holding of beneficial ownership of any such shares, the Hershey Trust does not beneficially own more than 50% of the Outstanding Company Voting Power; and provided, further, that any such acquisition or holding of beneficial ownership of shares of either Common Stock or Class B Common Stock of the Company by any of the following entities shall not by itself constitute such a Change in Control hereunder: (i) the Hershey Trust; (ii) any trust established by the Company or by any Subsidiary Company for the benefit of the Company and/or its employees or those of a Subsidiary Company or by any Subsidiary Company for the benefit of the Company and/or its employees or those of a Subsidiary Company; (iii) any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary Company; (iv) the Company or any Subsidiary Company or (v) any underwriter temporarily holding securities pursuant to an offering of such securities; or

(3) The approval by the stockholders of the Company of any merger, reorganization, recapitalization, consolidation or other form of business combination (a "Business Combination") if, following consummation of such Business Combination, the Hershey Trust does not beneficially own more than 50% of the total voting power of all outstanding voting securities of (x) the surviving entity or entities (the "Surviving Company") or (y) if applicable, the ultimate parent Company that directly or indirectly has beneficial ownership of more than 50% of the combined voting power of the then outstanding voting securities eligible to elect directors of the Surviving Company; or

(4) The approval by the stockholders of the Company of (i) any sale or other disposition of all or substantially all of the assets of the Company, other than to a company (the "Acquiring Company") if, following consummation of such sale or other disposition, the Hershey Trust beneficially owns more than 50% of the total voting power of all

outstanding voting securities eligible to elect directors (x) of the Acquiring Company or (y) if applicable, the ultimate parent Company that directly or indirectly has beneficial ownership of more than 50% of the combined voting power of the then outstanding voting securities eligible to elect directors of the Acquiring Company, or (ii) a liquidation or dissolution of the Company.

For purposes of this Plan, "Hershey Trust" means either or both of (a) Hershey Trust Company, a Pennsylvania corporation, as Trustee for the Milton Hershey School, or any successor to Hershey Trust Company as such trustee, and (b) Milton Hershey School, a Pennsylvania not-for-profit corporation.

(k) For purposes of this Plan, a "Potential Change in Control" means:

(1) The Hershey Trust by action of any of the Board of Directors of Hershey Trust Company; the Board of Managers of Milton Hershey School; the Investment Committee of the Hershey Trust; and/or any of the officers of Hershey Trust Company or Milton Hershey School (acting with authority) undertakes consideration of any action the taking of which would lead to a Change in Control as defined herein, including, but not limited to consideration of (i) an offer made to the Hershey Trust to purchase any number of its shares in the Company such that if the Hershey Trust accepted such offer and sold such number of shares in the Company the Hershey Trust would no longer have more than 50% of the Outstanding Company Voting Power, (ii) an offering by the Hershey Trust of any number of its shares in the Company for sale such that if such sale were consummated the Hershey Trust would no longer have more than 50% of the Outstanding Company Voting Power or (iii) entering into any agreement or understanding with a person or entity that would lead to a Change in Control; or

(2) The Board approves a transaction described in subsection (2), (3) or (4) of the definition of a Change in Control contained in subparagraph (j) of Paragraph 7II hereof.

(l) In the event that a transaction which would constitute a Change in Control if approved by the stockholders of the Company is to be submitted to such stockholders for their approval, each participant who holds an Option or Stock Appreciation Right ("SAR") under the Plan at the time scheduled for the taking of such vote, whether or not then exercisable, shall have the right to receive a notice at least ten (10) business days prior to the date on which such vote is to be taken. Such notice shall set forth the date on which such vote of stockholders is to be taken, a description of the transaction being proposed to stockholders for such approval, a description of the provisions of subparagraph (i) of Paragraph 7II of the Plan, or in the case of SARs, subparagraph (f) of Paragraph 7III, and a description of the impact thereof on such participant in the event that such stockholder approval is obtained. Such notice shall also set forth the manner in which and price at which all Options or SARs then held by each such participant could be exercised upon the obtaining of such stockholder approval.

III. Stock Appreciation Rights

The Committee may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Committee may determine, grant an award of SARs to individuals eligible to participate in the Plan. SARs shall be evidenced by an award agreement, and shall be subject to such terms and conditions consistent with the Plan as the Committee shall impose from time to time, including the following:

(a) SARs may, but need not, relate to Options granted under the Plan, as the Committee shall determine from time to time. In no event shall any SARs granted extend for a period in excess of ten (10) years from the date of grant.

(b) Exercise of an SAR shall be made by written notice (including electronic notice) in the form and manner determined by the Committee.

(c) A holder of SARs shall be entitled to receive upon exercise the excess of the Fair Market Value of a share of Common Stock at the time of exercise over the Fair Market Value of a share at the time the SARs were granted, multiplied by the number of shares with respect to which the SARs being exercised relate.

(d) In the sole discretion of the Committee, the amount payable to the holder upon exercise of SARs may be paid either in Common Stock or in cash or in a combination thereof; provided, however, that no fractional shares shall be issued and any such fraction will be eliminated by rounding downward to the nearest whole share.

(e) In the sole discretion of the Committee, SARs related to specific Options may be exercisable only upon surrender of all or a portion of the related Option, or may be exercisable, in whole or in part, only at such times and to the extent that the related Option is exercisable, and the number of shares purchasable pursuant to the related Option may be reduced to the extent of the number of shares with respect to which the SARs are exercised.

(f) Notwithstanding any other provision of the Plan and except as may be provided in the applicable award agreement, upon the occurrence of a Change in Control, each outstanding SAR held by a participant shall become fully vested and exercisable notwithstanding any vesting schedule or installment schedule relating to the exercisability of such SAR contained in the applicable SAR agreement or otherwise established at the time of grant of the SAR.

(g) The maximum number of SARs granted to a participant during any calendar year shall not exceed 500,000; 1,000,000 in the participant's initial year of participation.

IV. Restricted Stock Units and Restricted Stock

The Committee may, from time to time, subject to the provisions of the Plan and such other terms and conditions as it may determine, grant an award of Restricted Stock Units and/or shares of Restricted Stock to individuals eligible to participate in the Plan. Each grant of Restricted Stock Units and/or shares of Restricted Stock shall be evidenced by an award agreement. The grant of Restricted Stock Units and/or Restricted Stock (an "RSU/RS Award") shall state the number of Restricted Stock Units or shares of Common Stock covered by the grant, and shall contain such terms and conditions and be in such form as the Committee may from time to time approve, subject to the following:

(a) Each Restricted Stock Unit shall be equivalent in value to a share of Common Stock, and each share of Restricted Stock shall be a share of Common Stock.

(b) Vesting of each RSU/RS Award grant shall require the holder to remain in the service of the Company or a Subsidiary Company for a prescribed period (a "Restriction Period").

The Committee shall determine the Restriction Period or Periods which shall apply to the shares of Common Stock covered by each RSU/RS Award grant. Except as otherwise determined by the Committee and provided in the award agreement and except as otherwise provided in Paragraph 8, all RSU/RS Awards granted to a participant under the Plan shall terminate upon termination of the participant's service with the Company or any Subsidiary Company before the end of the Restriction Period or Periods applicable to such RSU/RS Award; and in such event the holder shall not be entitled to receive any payment with respect to those Restricted Stock Units or to retain those shares of Restricted Stock. The Committee may also, in its sole discretion, establish other terms and conditions for the vesting of an RSU/RS Award, including conditioning vesting on the achievement of one or more Performance Goals. Notwithstanding any other provisions of the Plan and except as may be provided in an award agreement, upon the occurrence of a Change in Control, the Restriction Period shall expire and all restrictions on any RSU/RS Awards held by a participant shall lapse.

(c) Upon expiration of the Restriction Period or Periods applicable to each RSU/RS Award grant, the holder shall, upon such expiration, without payment, be entitled to receive payment in an amount equal to the aggregate Fair Market Value of the shares of Common Stock covered by such award of Restricted Stock Units or retain the shares of Restricted Stock. Such payment with respect to Restricted Stock Units may be made in cash, in shares of Common Stock equal to the number of Restricted Stock Units with respect to which such payment is made, or in any combination thereof, as the Committee in its sole discretion shall determine; the participant shall retain the shares of Restricted Stock, free of all restrictions. Further upon such expiration, except as otherwise provided in the award agreement, the holder shall be entitled to receive a cash payment in an amount equal to each cash dividend the Company would have paid to such holder during the term of those Restricted Stock Units as if the holder had been the owner of record of the shares of Common Stock covered by such Restricted Stock Units on the record date for the payment of such dividend. Cash dividends paid on shares of Restricted Stock shall be paid to the participant as provided in the award agreement.

(d) The maximum aggregate number of shares of Common Stock covered by an award of Restricted Stock Units or shares of Restricted Stock that a participant may receive with respect to any calendar year shall be 500,000 shares of Common Stock, or equal to the value of 500,000 shares.

V. *Other Cash-Based Awards and Stock-Based Awards*

The Committee may, from time to time, subject to the provisions of the Plan and such other terms and conditions as it may determine, grant other Cash-Based Awards and/or Stock-Based Awards to individuals eligible to receive awards under the Plan. Each grant of a Cash-Based Award or Stock-Based Award shall be evidenced by an award agreement, subject to the following:

(a) Each Cash-Based Award shall have a value as may be determined by the Committee. For each Cash-Based Award, the Committee may establish Performance Goals in its discretion. If the Committee exercises its discretion to establish such Performance Goals, the number and/or value of Cash-Based Awards that will be paid out to the participant will be determined, in the manner determined by the Committee, by the extent to which the Performance Goals are met.

(b) Payment of earned Cash-Based Awards shall be as determined by the Committee and evidenced in the award agreement. The Committee, in its sole discretion, may provide the payment of earned Cash-Based Awards in the form of cash, in shares of Common Stock, or in a combination thereof, that have an aggregate Fair Market Value equal to the value of the earned Cash-Based Awards (the applicable date regarding which aggregate Fair Market Value shall be determined by the Committee). Such shares may be granted subject to any restrictions deemed appropriate by the Committee.

(c) The Committee may grant Stock-Based Awards, which are equity-based or equity-related awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted shares of Common Stock), in such amounts and subject to such terms and conditions including, but not limited to being subject to Performance Goals, or in satisfaction of such obligations, as the Committee shall determine. Stock-Based Awards may entail the transfer of shares to participants, or payment in cash or otherwise of amounts based on the value of shares and may include, without limitation, awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

(d) Each award agreement shall set forth the extent to which the participant shall have the right to receive Cash-Based Awards and Stock-Based Awards following termination of the participant's service with the Company and Company Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the applicable award agreement, need not be uniform among all awards of Cash-Based Awards and Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

(e) The maximum aggregate amount awarded to any one participant in any calendar year with respect to Cash-Based Awards may not exceed $10,000,000 and with respect to Stock-Based Awards, may not exceed 500,000 shares.

8. Termination of Service

Except as otherwise provided in an award agreement or determined by the Committee, upon termination of service with the Company of any participant, such participant's rights with respect to awards, shall be as follows:

(a) In the event that the service of a participant is terminated by the Company for any reason, except as and to the extent provided otherwise in this Paragraph 8 below or by the Committee in an award agreement, and except as provided below after the occurrence of a Potential Change in Control or Change in Control, the participant's rights and interests under the Plan shall immediately terminate upon termination of service.

Upon the occurrence of a Potential Change in Control (as defined in subparagraph (k) of Paragraph 7II hereof) and for a period of one (1) year thereafter, the following special provision and notice requirement shall be applicable in the event of the termination of the service of any participant holding an Option or SAR under the Plan: (i) in no event may a notice of termination of service be issued to such a participant unless at least ten (10) business days prior to the effective date of such termination, the participant is provided with a written notice of intent to terminate the participant's service which sets forth in reasonable detail the reason for such intent to terminate, the date on which such termination is to be effective, and a description of the participant's rights under this Plan and under the applicable award agreements, including the fact that no such Option or SAR may be exercised after such termination has become effective and the manner, extent and price at which all Options and SARs then held by such participant may be exercised; and (ii) such notice of intent to terminate a participant's employment shall not be considered a "termination of service" for purposes of the first sentence of this Paragraph 8(a). This Paragraph 8(a) is intended only to provide for a requirement of notice to terminate upon the occurrence of the events set forth herein and shall not be construed to create an obligation of continued service in any manner or to otherwise affect or limit the Company's ability to terminate the service of any participant holding an Option or SAR under the Plan.

Upon the occurrence of a Change in Control and for a period of two (2) years thereafter, in the event of the termination of a participant's service by the Company for any reason other than for Cause (as defined below) or by the participant for Good Reason (as defined below), such participant shall have one (1) year from the date of termination of service to exercise such Option or SAR or until the date of expiration of the Option or SAR, if earlier. In addition, all restrictions and limitations on the exercise of such Option or the sale of shares of Common Stock received pursuant to exercise of an Option or SAR relating to minimum stockholding requirements shall immediately terminate upon the occurrence of a Change in Control.

For purposes of this Plan, "Cause" means, with respect to a participant who is covered under the Company's Severance Benefits Plan for Salaried Employees, Employee Benefits Protection Plan (Group 2), Executive Benefits Protection Plan (Group 3), or Executive Benefits Protection Plan (Group 3A) or any similar or successor plan, or an employment or similar agreement with the Company or any Subsidiary, "cause" as defined in the plan or agreement applicable to such participant, and with respect to all other participants, means (a) the willful and continued failure of the participant to substantially perform the participant's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the participant by the participant's supervisor which specifically identifies the manner in which the participant's supervisor believes that the participant has not substantially performed the participant's duties; (b) the willful engaging by the participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company; (c) the participant having been convicted of, or having entered into a plea of nolo contendere to, a crime that constitutes a felony; or (d) the willful material breach by the participant of the Company's Code of Ethical Business Conduct or any successor or similar code of conduct, or other material policies applicable to the participant, including policies prohibiting disclosure or misuse of confidential information. For purposes of the preceding clauses (a) and (b), no act or failure to act, on the part of the participant, shall be considered "willful" unless it is done, or omitted to be done, by the participant in bad faith or without reasonable belief that the participant's action or omission was in the best interests of the Company. Any act, or failure to act, based upon the instructions or with the approval of a senior officer of the Company or the participant's superior or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company.

For purposes of this Plan, "Good Reason" means, with respect to a participant who is covered under the Company's Severance Benefits Plan for Salaried Employees, Employee Benefits Protection Plan (Group 2), Executive Benefits Protection Plan (Group 3), or Executive Benefits Protection Plan (Group 3A), or any similar or successor plan, or an employment or similar agreement with the Company or any Subsidiary, "good reason" (or other words of similar import) as defined in the plan or agreement applicable to such participant, and with respect to all other participants, means "good reason" as defined in the Company's Severance Benefits Plan for Salaried Employees as in effect immediately prior to the Change in Control as if such plan applied to such participant.

(b) If a participant terminates service with the Company as the result of his or her becoming totally disabled or if a participant should die or (except as to RSU/RS Awards) retire (as defined by the Committee with respect to an award) while in the service of the Company or any of its Subsidiary Companies, then the participant or, as the case may be, the person or persons to whom the participant's interest under the Plan shall pass by will or by the laws of descent and distribution (the "Estate"), shall have the following rights:

(i) the grantee of a contingent AIP Award or the Estate shall be entitled to receive payment of an AIP Award as, and to the extent, determined by the Committee;

(ii) if the holder of a PSU/PS Award shall have performed services for at least two-thirds of the related performance cycle prior to the date of termination or death, then, except as otherwise provided in the award agreement evidencing the PSU/PS Award, and subject to any further adjustments the Committee may make in its absolute discretion, the participant or the Estate shall be entitled to receive payment of a PSU/PS Award upon the expiration of the related performance cycle, provided that such payment shall be adjusted by multiplying the amount thereof by a fraction, the numerator of which shall be the number of full and partial calendar months between the date of the beginning of each such performance cycle and the date of termination or death, and the denominator of which shall be the number of full and partial calendar months from the date of the beginning of the performance cycle to the end of the said performance cycle;

(iii) except as otherwise provided in the terms and conditions of the award agreement, the holder or the Estate shall be entitled to exercise (provided any vesting requirement has been satisfied as of the date of exercise) any Option or SAR for a period of five (5) years from such date of death, total disability or retirement, or for such longer period as the Committee may determine in the case of financial hardship or other unusual circumstances (subject to the maximum exercise period for Options and SARs specified in Paragraph 7II(b) and 7III(a) hereof, respectively);

(iv) except as otherwise provided in the award agreement for an RSU/RS Award, (A) upon death or termination due to total disability the holder or the Estate shall be entitled to receive payment in respect of the RSU/RS Award, provided that such award shall be adjusted by multiplying the amount thereof by a fraction, the numerator of which shall be the number of full and partial calendar months between the date of grant of such RSU/RS Award and the date of death or termination, and the denominator of which shall be the number of full and partial calendar months from the date of the grant to the end of the Restriction Period, and (B) upon retirement, the participant's rights with respect to an RSU/RS Award shall immediately terminate; and

(v) the grantee of a Cash-Based Award or Stock-Based Award or the Estate shall be entitled to receive payment of such award as, and to the extent, provided in the applicable award agreement.

(c) In the event of resignation by the participant, the participant's rights and interests under the Plan shall immediately terminate upon such resignation; provided, however, that the Committee shall have the absolute discretion to review the reasons and circumstances of the resignation and to determine whether, alternatively, and to what extent, if any, the participant may continue to hold any rights or interests under the Plan.

(d) A transfer of a participant without an intervening period from the Company to a Subsidiary Company or vice versa, or from one Subsidiary Company to another, shall not be deemed a termination of service.

(e) For purposes of this Plan, references to a participant's "service" and termination thereof shall mean, in the case of (i) an employee, the participant's employment with the Company or Subsidiary Company, (ii) a non-employee director, the director's service as a director of the Company or Company Subsidiary, or (iii) of a contractor, consultant or agency employee, the participant's service to the Company or Subsidiary Company in such capacity.

(f) The Committee shall be authorized to make all determinations and calculations required by this Paragraph 8, including any determinations necessary to establish the reason for terminations of employment for purposes of the Plan, which determinations and calculations shall be conclusive and binding on any affected participants and Estates.

9. Performance Factors; Additional Requirements

Without limiting the type or number of awards that may be made under this Plan, an award may be a performance-based award. A performance-based award intended to comply as "performance-based" compensation under Section 162(m) of the Code is referred to as a "Performance Award." A Performance Award shall, except as may otherwise be permitted under Section 162(m) of the Code, be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective performance goals ("Performance Goals") established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates and (y) the elapse of 25% of the period of service (as established in good faith at the time the Performance Goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. A Performance Goal may be based on one or more of the following measures: net earnings or net income (before or after taxes), earnings per share, net sales or revenue growth, net operating profit, return measures (including, but not limited to, return on assets, capital, invested capital, equity, revenue, or sales), cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on equity), earnings before or after taxes, interest, depreciation, and/or amortization, gross or operating margins, productivity ratios, share price (including, but not limited to, growth measures and total shareholder return), expense targets, margins, operating efficiency, market share, customer satisfaction, and/or balance sheet measures (including but not limited to, working capital amounts and levels of short and long-term debt) (collectively, the "Performance Factors"). Performance Factors may be particular to a participant or the division, line of business or other unit, or the Company generally, or may be absolute in their terms or measured against or in relationship to the performance of a peer group or other external or internal measure. A Performance Goal may, but need not be, based upon a change or an increase or positive result under a particular Performance Factor and could include, for example, maintaining the status quo, limiting economic losses, or a relative comparison of performance to the performance of a peer group or other external or internal measure (measured, in each case, by reference to specific Performance Factors). A Performance Goal may include or exclude items to measure specific objectives, including, without limitation, extraordinary or other non-recurring items, acquisitions and divestitures, internal restructuring and reorganizations, accounting charges and effects of accounting changes. In interpreting Plan provisions applicable to Performance Awards to participants who are "covered employees" under Section 162(m) of the Code, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and applicable Treasury Regulations, and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals to any such "covered employee," the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Performance Awards made pursuant to this Plan shall be determined by the Committee.

The Committee has the authority to provide for accelerated vesting of any performance-based award based on the achievement of Performance Goals or such other factors as the Committee shall determine, including a Change in Control.

Awards that are intended to qualify as Performance Awards may not be adjusted upward. The Committee shall retain the discretion to adjust Performance Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Goals and Performance Factors without obtaining stockholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining stockholder approval.

The Committee may grant or administer performance-based awards that are not intended to or do not qualify as Performance Awards meeting the requirements of Section 162(m) of the Code and may base vesting, payment or delivery of such awards on performance criteria (which shall be the Performance Goals with respect to such awards) which may be other than those set forth in this Paragraph 9.

No awards granted pursuant to the Plan shall be exercisable or realized in whole or in part, and the Company shall not be obligated to sell, distribute or issue any shares subject to any such award, if such exercise and sale would, in the opinion of counsel for the Company, violate the Securities Act of 1933, as amended (or other federal, state or foreign statutes having similar requirements). Each award shall be subject to the further requirement that, if at any time the Board of Directors shall determine in its discretion that the listing or qualification of the shares relating or subject to such award under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such award or the distribution or issue of shares thereunder, such award may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Board of Directors.

Awards may be subject to restrictions as to resale or other disposition and to such other provisions as may be appropriate to comply with federal, state or foreign securities laws and stock exchange requirements, and the exercise of any award or entitlement to payment thereunder may be contingent upon receipt from the holder (or any other person permitted by this Plan to exercise any award or receive any distribution hereunder) of a representation that at the time of such exercise it is his or her then present intention to acquire the shares being distributed for investment and not for resale.

10. Non-Employee Directors

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as it may determine, grant awards to non-employee directors of the Company. Such awards shall be evidenced by an award agreement.

11. Nontransferability

Unless otherwise approved by the Committee or provided in an award agreement, awards granted under the Plan shall be nonassignable and shall not be transferable by the participant other than by will or the laws of descent and distribution, and shall be exercisable, during the participant's lifetime, only by the participant or the participant's guardian or legal representative.

12. Disclaimer of Rights

No provision in the Plan or any awards granted pursuant to the Plan shall be construed to confer upon the participant any right to be employed by or continue in the service of the Company or by any Subsidiary Company, to receive additional awards, or to interfere in any way with the right and authority of the Company or any Subsidiary Company either to increase or decrease the compensation of the participant at any time, or to terminate any relationship between the participant and the Company or any of its Subsidiary Companies.

Participants under the Plan shall have none of the rights of a stockholder of the Company with respect to shares subject to any award hereunder unless and until such shares have been issued to them.

13. Stock Adjustments

In the event that the shares of Common Stock, as presently constituted, shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another company (whether by reason of merger, consolidation, recapitalization, reclassification, stock split, combination of shares or otherwise), or if the number of such shares of Common Stock shall be increased through the payment of a stock dividend, or a dividend on the shares of Common Stock of rights or warrants to purchase securities of the Company shall be made, then there shall be substituted for or added to each share available under and subject to the Plan as provided in Paragraph 2 hereof, and to the limitations set forth in Paragraph 7, and each share theretofore appropriated or thereafter subject or which may become subject to awards under the Plan, the number and kind of shares of stock or other securities into which each outstanding share of Common Stock shall be so changed or for which each such share shall be exchanged or to which each such share shall be entitled, as the case may be. Outstanding awards also shall be appropriately amended as to price and other terms as may be necessary to reflect the foregoing events. In the event there shall be any other change in the number or kind of the outstanding shares of Common Stock, or of any stock or other securities into which the Common Stock shall have been changed or for which it shall have been exchanged, then if the Committee shall, in its sole discretion, determine that such change equitably requires an adjustment in the shares available under and subject to the Plan, or in any awards theretofore granted or which may be granted under the Plan, such adjustments shall be made in accordance with such determination.

No fractional shares of Common Stock or units of other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share or unit.

14. Tax Withholding

The Company shall have the power and the right to deduct or withhold, or require a participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

With respect to withholding required upon any taxable event arising from the issuance or delivery of shares of Common Stock with respect to an award granted hereunder, participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold shares of Common Stock having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory withholding tax that could be imposed on the transaction. All such elections shall be made in accordance with procedures and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

15. General Provisions

(a) The Committee may specify in an award agreement that the participant's rights, payments, and benefits with respect to an award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. Such events may include, but shall not be limited to, termination of employment for Cause, termination of the participant's provision of services to the Company and/or its Subsidiaries, violation of material policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the participant, or other conduct by the participant that is detrimental to the business or reputation of the Company and/or its Subsidiaries.

(b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, if the participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 (and not otherwise exempted), the participant shall reimburse the Company the amount of any payment in settlement of an award earned or accrued during the twelve-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document not in compliance with such financial reporting requirement.

(c) Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

(d) In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(e) The granting of awards and the issuance of shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(f) Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and/or its Subsidiaries operate or have employees, directors or service providers, the Committee, in its sole discretion, shall have the power and authority to:

(i) determine which Subsidiaries shall be covered by the Plan;

(ii) determine which individuals outside the United States are eligible to participate in the Plan;

(iii) modify the terms and conditions of any award granted to participants outside the United States to comply with applicable foreign laws;

(iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; and/or

(v) take any action, before or after an award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no awards shall be granted, that would violate applicable law.

(g) To the extent that the Plan provides for issuance of certificates to reflect the transfer of shares of Common Stock, the transfer of such shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

(h) The Plan and each award agreement shall be governed by the laws of the Commonwealth of Pennsylvania, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the award agreement, participants are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Pennsylvania to resolve any and all issues that may arise out of or relate to the Plan or any related award agreement.

(i) The Committee, in its sole discretion, may permit a participant to defer receipt of the payment of cash or the delivery of shares that would otherwise be delivered to a participant under the Plan in accordance with the Company's Deferred Compensation Plan, as amended from time to time, or any similar or successor plan providing for deferral of compensation which is applicable to the participant (a "Deferred Compensation Plan"). Any such deferral elections shall be subject to the provisions of the Deferred Compensation Plan and such rules and procedures as shall be determined by the Committee in its sole discretion. Notwithstanding the foregoing, any deferral shall be made in accordance with the provisions of Section 409A of the Code and the applicable guidance issued by the Secretary of the Treasury thereunder, and this Plan and awards hereunder are intended and shall be interpreted so as not to violate Section 409A of the Code.

(j) Subject to the provisions of the Plan and any award agreement, the recipient of an award (including without limitation, any deferred award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, cash or stock dividends, or cash payments in amounts equivalent to cash or stock dividends on shares ("dividend equivalents") with respect to the number of shares covered by the award, as determined by the Committee and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional shares or otherwise reinvested.

(k) Options and SARs may not be repriced without the approval of the Company's stockholders. For this purpose, "reprice" means that the Company has: (a) lowered or reduced the exercise price of outstanding Options and/or outstanding SARs after they have been granted, (b) canceled an Option and/or an SAR when the applicable Exercise Price exceeds the Fair Market Value of the underlying shares in exchange for cash or another award, or (c) taken any other action with respect to an Option and/or an SAR that would be treated as a repricing under the rules and regulations of the principal securities market on which the shares are traded. An adjustment pursuant to Paragraph 13 shall not be treated as a repricing.

16. Effective Date and Termination of Plan

The Plan as amended and restated herein shall become effective upon approval by the stockholders at the 2007 Annual Meeting of Stockholders. Upon such approval, no further awards shall be made under the Broad Based Stock Option Plan, the Broad Based Annual Incentive Plan or the Directors' Compensation Plan, but awards and amounts outstanding under such Plans and this Plan shall remain in effect and shall not be modified by this amended and restated Plan.

The Board of Directors at any time may terminate the Plan, but such termination shall not alter or impair any of the rights or obligations under any awards theretofore granted under the Plan unless the affected participant shall so consent.

17. Application of Funds

The proceeds received by the Company from the sale of shares hereunder will be used for general corporate purposes.

18. Amendment

The Board of Directors at any time and from time to time, may alter or amend the Plan, subject to any requirement of stockholder approval imposed by applicable law, rule or regulation; provided that any such amendment shall not adversely alter or impair any of the rights or obligations under any award theretofore granted under the Plan unless the affected participant shall so consent. Notwithstanding the foregoing, the Plan may not be terminated or amended in a manner adverse to the interests of any participant (without the consent of the participant) either: (a) at the time a Potential Change in Control occurs and continuing for a period of one (1) year following the cessation of a Potential Change in Control, or (b) for a two-year period beginning as of the date of a Change in Control (the "Coverage Period"). Upon the expiration of the Coverage Period, subparagraph (l) of Paragraph 7II of the Plan and Paragraph 8(a) of the Plan may not be amended in any manner that would adversely affect any participant without the consent of the participant.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2006

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission File Number 1-183

Registrant, State of Incorporation, Address and Telephone Number

THE HERSHEY COMPANY

(a Delaware corporation)
100 Crystal A Drive
Hershey, Pennsylvania 17033
(717) 534-4200

I.R.S. Employer Identification Number 23-0691590

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, one dollar par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **Class B Common Stock, one dollar par value**
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, one dollar par value—$8,815,306,129 as of July 2, 2006.

Class B Common Stock, one dollar par value—$11,237,915 as of July 2, 2006. While the Class B Common Stock is not listed for public trading on any exchange or market system, shares of that class are convertible into shares of Common Stock at any time on a share-for-share basis. The market value indicated is calculated based on the closing price of the Common Stock on the New York Stock Exchange on July 2, 2006.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Common Stock, one dollar par value—169,942,295 shares, as of February 14, 2007.

Class B Common Stock, one dollar par value—60,816,078 shares, as of February 14, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the Company's 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

PART I

Item 1. *BUSINESS*

Company Overview

The Hershey Company was incorporated under the laws of the State of Delaware on October 24, 1927 as a successor to a business founded in 1894 by Milton S. Hershey. In this report, the terms "Company," "we," "us," or "our" mean The Hershey Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest, unless the context indicates otherwise.

We are the largest North American manufacturer of quality chocolate and confectionery products and a leading snack food company. Our principal product groups include confectionery and snack products; gum and mint refreshment products; and food and beverage enhancers such as baking ingredients, peanut butter, toppings and beverages. In addition to our traditional confectionery products, we offer a range of products specifically developed to address the nutritional interests of health-conscious consumers.

Reportable Segment

We operate as a single reportable segment in manufacturing, marketing, selling and distributing various package types of chocolate candy, sugar confectionery, refreshment and snack products, and food and beverage enhancers under more than 50 brand names. Our five operating segments comprise geographic regions including the United States, Canada, Mexico, Brazil and other international locations, such as Japan, Korea, the Philippines and China. We market confectionery products in over 50 countries worldwide.

For segment reporting purposes, we aggregate our operations in the Americas, which comprise the United States, Canada, Mexico and Brazil. We base this aggregation on similar economic characteristics, and similar products and services, production processes, types or classes of customers, distribution methods, and the similar nature of the regulatory environment in each location. We aggregate our other international operations with the Americas to form one reportable segment. When combined, our other international operations share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets.

Selling and Marketing Organization

Our selling and marketing organization is comprised of the North American Commercial Group, the International Commercial Group and the Global Growth and Innovation Group. This organization is designed to:

- Leverage our marketing and sales leadership in the United States and Canada;
- Focus on key strategic growth areas in global markets; and
- Build capabilities that capitalize on unique consumer and customer trends.

North American Commercial Group

Our North American Commercial Group has responsibility for continuing to build our confectionery leadership, while capitalizing on our scale in the U.S. and Canada. This organization leverages our ability to capitalize on the unique consumer and customer trends within each country. This includes developing and growing our business in our chocolate, sugar confectionery, snacks, refreshment, food and beverage enhancers, and food service product lines.

A component of the North American Commercial Group, The Hershey Experience, manages our catalog sales and our retail operations within the United States that include Hershey's Chocolate World in Hershey, Pennsylvania, Hershey's Times Square in New York, New York and Hershey's Chicago in Chicago, Illinois.

2006 Annual Report to Stockholders

International Commercial Group

Our International Commercial Group markets confectionery products and food and beverage enhancers worldwide and has responsibility for pursuing profitable growth opportunities in key markets primarily in Latin America and Asia. This group is responsible for international subsidiaries that manufacture, import, market, sell and distribute chocolate, confectionery and beverage products in Mexico and Brazil.

Global Growth and Innovation Group

Our Global Growth and Innovation Group has responsibility for building global brands, developing benefit-driven growth platforms for the short-term and long-term, and strengthening marketing capabilities worldwide. This organization develops superior capabilities in consumer insights, product development, and innovative marketing communications. The Global Growth and Innovation Group is also responsible for brand positioning, portfolio strategy, integrated business intelligence, and our health and wellness initiatives.

Products

United States

The primary chocolate and confectionery products we sell in the United States include the following:

Under the *HERSHEY'S* brand franchise:

HERSHEY'S milk chocolate bar
HERSHEY'S milk chocolate bar with almonds
HERSHEY'S Extra Dark chocolates
HERSHEY'S MINIATURES chocolate bars
HERSHEY'S NUGGETS chocolates
HERSHEY'S COOKIES 'N' CRÈME candy bar
HERSHEY'S POT OF GOLD boxed confections
HERSHEY'S SUGAR FREE chocolate candy
HERSHEY'S S'MORES candy bar
HERSHEY'S HUGS chocolates

Under the *REESE'S* brand franchise:

REESE'S peanut butter cups
REESE'S PIECES candy
REESE'S BIG CUP peanut butter cups
REESE'S NUTRAGEOUS candy bar
REESE'S sugar free peanut butter cups
REESESTICKS wafer bars
FAST BREAK candy bar

Under the *KISSES* brand franchise:

HERSHEY'S KISSES brand milk chocolates
HERSHEY'S KISSES brand milk chocolates filled with peanut butter
HERSHEY'S KISSES brand milk chocolates filled with almonds
HERSHEY'S KISSES brand milk chocolates filled with caramel
HERSHEY'S KISSABLES brand chocolate candies

Our other chocolate and confectionery products in the United States include the following:

5th AVENUE candy bar
ALMOND JOY candy bar
CADBURY chocolates
CARAMELLO candy bar
KIT KAT BIG KAT wafer bar
KRACKEL chocolate bar
MAUNA LOA candy bars
MILK DUDS candy
SPECIAL DARK chocolate bar
SYMPHONY milk chocolate bar
TAKE5 candy bar
TWIZZLERS candy

GOOD & PLENTY candy
HEATH toffee bar
JOLLY RANCHER candy
JOLLY RANCHER sugar free hard candy
KIT KAT wafer bar
MOUNDS candy bar
MR. GOODBAR chocolate bar
PAYDAY peanut caramel bar
ROLO caramels in milk chocolate
SKOR toffee bar
WHATCHAMACALLIT candy bar
WHOPPERS malted milk balls
YORK peppermint pattie
YORK sugar free peppermint pattie
ZAGNUT candy bar
ZERO candy bar

We also sell products in the United States under the following product lines:

Premium products

Our line of premium chocolate and confectionery offerings includes *CACAO RESERVE* by *HERSHEY'S* chocolate bars and drinking cocoa mixes. Artisan Confections Company, a wholly-owned subsidiary of The Hershey Company, markets *SCHARFFEN BERGER* high-cacao dark chocolate products, *JOSEPH SCHMIDT* handcrafted chocolate gifts and *DAGOBA* organic chocolate products.

Snack products

Our snack products include *HERSHEY'S, ALMOND JOY, REESE'S,* and *YORK* cookies, *HERSHEY'S, REESE'S* and *HERSHEY'S S'MORES* rice and marshmallow bars, *HERSHEY'S* and *REESE'S* granola bars, *HERSHEY'S REALLY NUTS* milk chocolate cocoa peanuts and almonds, and trail mix, *REESE'S REALLY NUTS* honey glazed and roasted peanuts, and trail mix and *MAUNA LOA* macadamia snack nuts and cookies in several varieties.

Refreshment products

Our line of refreshment products includes *ICE BREAKERS* mints and chewing gum, *BREATH SAVERS* mints, *BUBBLE YUM* bubble gum and *YORK* mints.

Food and beverage enhancers

Food and beverage enhancers include *HERSHEY'S BAKE SHOPPE, HERSHEY'S, REESE'S, HEATH,* and *SCHARFFEN BERGER* baking products. Our toppings and sundae syrups include *HEATH* and *HERSHEY'S*. We sell hot cocoa mix under the *HERSHEY'S, HERSHEY'S GOODNIGHT HUGS* and *HERSHEY'S GOODNIGHT KISSES* brand names.

Canada

Principal products we manufacture and sell in Canada are *HERSHEY'S* milk chocolate bars and milk chocolate bars with almonds, *OH HENRY!* candy bars, *REESE PEANUT BUTTER CUPS* candy, *HERSHEY'S KISSES* candy bar, *KISSABLES* brand chocolate candies, *MAX5* candy bar, *TWIZZLERS* candy, *GLOSETTE* chocolate-covered raisins, peanuts and almonds, *JOLLY RANCHER* candy, *WHOPPERS* malted milk balls, *SKOR* toffee bars, *EAT MORE* candy bars, *POT OF GOLD* boxed confections and *CHIPITS* chocolate chips.

Mexico

We manufacture, import, market, sell and distribute chocolate and confectionery products in Mexico including *HERSHEY'S, KISSES, JOLLY RANCHER,* and *PELÓN PELO RICO* chocolate, confectionery and beverage items.

Brazil

We manufacture, import, market, sell and distribute chocolate and confectionery products in Brazil including *HERSHEY'S* and *KISSES* chocolate and confectionery items, and *IO-IO* hazelnut crème items.

Customers

Full-time sales representatives and food brokers sell our products to our customers. Our customers are mainly wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, dollar stores, concessionaires, department stores and natural food stores. Our customers then resell our products to end-consumers in over 2 million retail outlets in North America and other locations worldwide. In 2006, sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, amounted to more than 25% of our total net sales. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

Marketing Strategy and Seasonality

The foundation of our marketing strategy is our strong brand equities, product innovation, the consistently superior quality of our products, our manufacturing expertise and mass distribution capabilities. We also devote considerable resources to the identification, development, testing, manufacturing and marketing of new products. We have a variety of promotional programs for our customers as well as advertising and promotional programs for consumers of our products. We stimulate sales of certain products with promotional programs at various times throughout the year. Our sales are typically higher during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns.

Product Distribution

In conjunction with our sales and marketing efforts, our efficient product distribution network helps us maintain sales growth and provide superior customer service. We plan optimum stock levels and work with our customers to set reasonable delivery times. Our distribution network provides for the efficient shipment of our products from our manufacturing plants to distribution centers and field warehouses strategically located throughout the United States, Canada and Mexico. We primarily use contract carriers to deliver our products from these distribution points to our customers.

Price Changes

We change prices and weights of our products when necessary to accommodate changes in manufacturing costs, the competitive environment and profit objectives, while at the same time maintaining consumer value. Price increases and weight changes help to offset increases in our input costs, including raw and packaging materials, fuel, utilities, and transportation, and employee benefits.

We announced a combination of price increases and weight changes on certain *JOLLY RANCHER* and *TWIZZLERS* candy and chocolate packaged candy items in November 2005. These changes went into effect in December 2005 and early 2006 and represented a weighted-average price increase of approximately one percent over the entire domestic product line when fully effective in the second quarter of 2006. We did not implement any other significant increases to the list prices of our domestic product line during 2006.

In December 2004, we announced an increase in the wholesale prices of approximately half of our domestic confectionery line. Changes that were effective in January 2005 represented a weighted-average increase of approximately six percent on our standard bar, king-size bar, 6-pack and vending lines. Changes that were effective in February 2005 represented a weighted-average price increase of approximately four percent on packaged candy. The price increases announced in December 2004 represented an average increase of three percent over the entire domestic product line.

Raw Materials

Cocoa is the most significant raw material we use to produce our chocolate products. We buy a mix of cocoa beans and cocoa products, such as cocoa butter, cocoa liquor and cocoa powder, to meet manufacturing requirements. Cocoa beans are grown principally in Far Eastern, West African and South American equatorial regions. West Africa accounts for approximately 70 percent of the world's crop of cocoa beans. Cocoa beans are not uniform, and the various grades and varieties reflect the diverse agricultural practices and natural conditions found in many growing areas.

Civil unrest in the world's largest cocoa-producing country, the Ivory Coast, has resulted in volatile prices. However, we believe a significant disruption of cocoa supplies from the Ivory Coast is unlikely. In the event such disruption would occur, we believe cocoa from other producing countries and from current physical cocoa stocks in consuming countries would provide a significant supply buffer. Historically there have been instances of weather catastrophes, crop disease, civil disruptions, embargoes and other problems in cocoa-producing countries that have caused price fluctuations, but have never resulted in total loss of a particular producing country's cocoa crop and/or exports.

During 2006, cocoa prices traded in a range between 67¢ and 75¢ per pound, based on the New York Board of Trade futures contract. The table below shows annual average cocoa prices, and the highest and lowest monthly averages for each of the calendar years indicated. The prices are the monthly average of the quotations at noon of the three active futures trading contracts closest to maturity on the New York Board of Trade.

	Cocoa Futures Contract Prices (cents per pound)				
	2006	2005	2004	2003	2002
Annual Average	70.0	68.3	68.7	77.8	76.9
High	74.9	78.7	76.8	99.8	96.7
Low	67.1	63.5	62.1	65.6	60.3

Source: International Cocoa Organization Quarterly Bulletin of Cocoa Statistics

Our costs will not necessarily reflect market price fluctuations because of our forward purchasing and hedging practices, premiums and discounts reflective of varying delivery times, and supply and demand for our specific varieties and grades of cocoa beans. As a result, the average futures contract prices are not necessarily indicative of our average cost of cocoa beans or cocoa products.

The Farm Security and Rural Investment Act of 2002, which is a six-year farm bill, impacts the prices of sugar, corn, peanuts and milk because it sets price support levels for these commodities. The price of sugar, one of our most important commodities, is subject to price supports under this farm legislation. This legislation establishes import quotas and duties to support the price of sugar. As a result, sugar prices paid by United States users are currently substantially higher than prices on the world sugar market.

In 2006, sugar crops and sugar refiners recovered from the hurricane impact of 2005. As a result, refined sugar prices declined from 38¢ to 31¢ per pound. Our costs for sugar will not necessarily reflect market price fluctuations primarily because of our forward purchasing and hedging practices.

United States peanut prices began the year around 37¢ per pound but gradually increased during the year to 42¢ per pound. Almond prices began the year at $3.40 per pound and declined to $2.50 per pound. During 2006, milk prices moderated slightly from the high price levels of 2005. We believe that our raw materials supply is adequate to meet our manufacturing requirements.

We attempt to minimize the effect of future price fluctuations related to the purchase of major raw materials and certain energy requirements primarily through forward purchasing to cover our future requirements, generally for periods from 3 to 24 months. We enter into futures contracts to manage price risks for cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products. Currently, active futures contracts are not available for use in pricing our other major raw material requirements. For more information on price risks associated with our major raw material requirements, see Commodities—Price Risk Management and Futures Contracts on page 34.

Competition

Many of our brands enjoy wide consumer acceptance and are among the leading brands sold in the marketplace. We sell our brands in a highly competitive market with many other multinational, national, regional and local firms. Some of our competitors are much larger than our Company and have greater resources.

Trademarks, Service Marks and License Agreements

We own various registered and unregistered trademarks and service marks and have rights under licenses to use various trademarks that are of material importance to our business.

We have license agreements with several companies to manufacture and/or sell certain products. Our rights under these agreements are extendible on a long-term basis at our option. Our most significant licensing agreements are as follows:

<table>
<tr><th>Company</th><th>Type</th><th>Brand</th><th>Location</th><th>Requirements</th></tr>
<tr><td rowspan="2">Cadbury Schweppes p.l.c. and affiliates</td><td rowspan="2">License to manufacture and/or sell and distribute confectionery products</td><td>YORK
PETER PAUL ALMOND JOY
PETER PAUL MOUNDS</td><td>Worldwide</td><td>None</td></tr>
<tr><td>CADBURY CARAMELLO</td><td>United States</td><td>Minimum sales requirement exceeded in 2006</td></tr>
<tr><td>Societe des Produits Nestle SA</td><td>License to manufacture and distribute confectionery products</td><td>KIT KAT
ROLO</td><td>United States</td><td>Minimum unit volume sales exceeded in 2006</td></tr>
<tr><td>Huhtamäki Oy affiliate</td><td>Certain trademark licenses for confectionery products</td><td>GOOD & PLENTY
HEATH
JOLLY RANCHER
MILK DUDS
PAYDAY
WHOPPERS</td><td>Worldwide</td><td>None</td></tr>
</table>

Various dairies throughout the United States produce and sell *HERSHEY'S* chocolate and strawberry flavored milks under license. We also grant trademark licenses to third parties to produce and sell baking and various other products primarily under the *HERSHEY'S* and *REESE'S* brand names.

Backlog of Orders

We manufacture primarily for stock and fill customer orders from finished goods inventories. While at any given time there may be some backlog of orders, this backlog is not material in respect to our total annual sales, nor are the changes from time to time significant.

Research and Development

We engage in a variety of research and development activities. We develop new products, improve the quality of existing products, improve and modernize production processes, and develop and implement new technologies to enhance the quality and value of both current and proposed product lines. Information concerning our research and development expense is contained in Note 1 of the Notes to the Consolidated Financial Statements (Item 8. Financial Statements and Supplementary Data).

Food Quality and Safety Regulation

The manufacture and sale of consumer food products is highly regulated. In the United States, our activities are subject to regulation by various government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Commerce and the Environmental Protection Agency, as well as various state and local agencies. Similar agencies also regulate our businesses outside of the United States.

Environmental Considerations

Investments were made in 2006 to comply with environmental laws and regulations. These investments were not material with respect to our capital expenditures, earnings or competitive position.

Employees

As of December 31, 2006, we employed approximately 12,800 full-time and 2,200 part-time employees worldwide. Collective bargaining agreements covered approximately 5,500 of these employees. We believe that our employee relations are good.

Financial Information by Geographic Area

Our principal operations and markets are located in the United States. The percentage of total consolidated net sales for our businesses outside of the United States was 10.9% for 2006, 10.9% for 2005 and 9.8% for 2004. The percentage of total consolidated assets outside of the United States as of December 31, 2006 was 13.8% and as of December 31, 2005 was 12.4%. Operating profit margins vary among individual products and product groups.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We file or furnish annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC"). You may obtain a copy of any of these reports, free of charge, from the Investor Relations section of our website, *www.hersheys.com* shortly after we file or furnish the information to the SEC.

You may also obtain a copy of any of these reports directly from the SEC. You may read and copy any material we file or furnish with the SEC at their Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. The phone number for information about the operation of the SEC Public Reference Room is 1-800-732-0330 (if you are calling from within the United States), or +202-551-8090. Because we electronically file our reports, you may also obtain this information from the SEC internet website at *www.sec.gov*. You can obtain additional contact information for the SEC on their website.

Our Company has a Code of Ethical Business Conduct that applies to our Board of Directors, all company officers and employees, including, without limitation, our Chief Executive Officer and "senior financial officers" (including the Chief Financial Officer, Chief Accounting Officer and persons performing similar functions). You can obtain a copy of our Code of Ethical Business Conduct from the Investor Relations section of our website, *www.hersheys.com*. If we change or waive any portion of the Code of Ethical Business Conduct that applies to any of our directors, executive officers or senior financial officers, we will post that information on our website within four business days. In the case of a waiver, such information will include the name of the person to whom the waiver applied, along with the date and type of waiver.

We also post our Corporate Governance Guidelines and Charters for each of the Board's standing committees in the Investor Relations section of our website, *www.hersheys.com*. The Board of Directors adopted each of these guidelines and charters. If you are a beneficial owner of Common Stock or Class B Common Stock ("Class B Stock"), we will provide you with a free copy of the Code of Ethical Business Conduct, the Corporate Governance Guidelines or the Charter of any standing committee of the Board of Directors, upon request. We will also give any stockholder a copy of one or more of the Exhibits listed in Part IV of this report, upon request. We charge a small copying fee for these exhibits to cover our costs. To request a copy of any of these documents, you can contact us at—The Hershey Company, Attn: Investor Relations Department, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

Item 1A. *RISK FACTORS*

We are subject to changing economic, competitive, regulatory and technological conditions, risks and uncertainties because of the nature of our operations. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we note the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this report. Many of the forward-looking statements contained in this document may be identified by the use of words such as "intend," "believe," "expect," "anticipate," "should," "planned," "projected," "estimated" and "potential," among others. Among the factors that could cause our actual results to differ materially from the results projected in our forward-looking statements are the risk factors described below.

Annual savings from initiatives to advance our value-enhancing strategy may be less than we expect.

In February 2007, we announced a comprehensive, supply chain transformation program which includes a phased three-year plan to enhance our manufacturing, sourcing and customer service capabilities. We expect ongoing annual savings from this program and previous initiatives to generate significant savings to invest in our growth initiatives and to advance our value-enhancing strategy. If ongoing annual savings do not meet our expectations, we may not obtain the anticipated future benefits.

Increases in raw material and energy costs could affect future financial results.

We use many different commodities for our business, including cocoa, sugar, milk, peanuts, almonds, corn sweeteners, natural gas and fuel oil.

Commodities are subject to price volatility and changes in supply caused by:

- Commodity market fluctuations;
- Currency exchange rates;
- Imbalances between supply and demand;
- The effect of weather on crop yield;

- Speculative influences;
- Trade agreements among producing and consuming nations;
- Political unrest in producing countries; and
- Changes in governmental agricultural programs.

Although we use forward contracts and commodity futures contracts, where possible, to hedge commodity prices, commodity price increases ultimately result in corresponding increases in our raw material and energy costs. If we are unable to offset cost increases for major raw materials and energy, there could be a negative impact on our results of operations and financial condition.

Price increases may not be sufficient to offset cost increases and maintain profitability.

We may be able to pass some or all raw material, energy and other input cost increases to customers by increasing the selling prices of our products or decreasing the size of our products; however, higher product prices or decreased product size may also result in a reduction in sales volume. If we are not able to increase our selling prices sufficiently to offset increased raw material, energy or other input costs, including packaging, direct labor, overhead and employee benefits, or if our sales volume decreases significantly, there could be a negative impact on our results of operations and financial condition.

Implementation of our supply chain transformation program may not occur within the anticipated timeframe and/or may exceed our cost estimates.

We announced a supply chain transformation program in February 2007 which is expected to be completed by December 2009. We estimate that this program will incur pre-tax charges and non-recurring project implementation costs of $525 million to $575 million over the three-year period. Completion of this program is subject to multiple operating and executional risks, including coordination of manufacturing changes, production line startups, cross-border legal, regulatory and political issues, and foreign currency exchange risks, among others. If we are not able to complete the program initiatives within the anticipated timeframe and within our cost estimates, our results of operations and financial condition could be negatively impacted.

Pension costs could increase at a higher than anticipated rate.

Changes in interest rates or in the market value of plan assets could affect the funded status of our pension plans. This could cause volatility in our benefits costs and increase future funding requirements of our pension plans. Additionally, we could incur pension settlement losses if a significant number of our retired employees decide to withdraw substantial lump sums from their pension accounts. The fair value of our pension plan assets exceeded pension benefits obligations as of December 31, 2006. However, a significant increase in future funding requirements could have a negative impact on our results of operations, financial condition and cash flows.

Increases in our stock price could increase expenses.

Changes in the price of our Common Stock expose us to market risks. Expenses for incentive compensation could increase due to an increase in the price of our Common Stock.

Market demand for new and existing products could decline.

We operate in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and to consumers. Continued success is dependent on product innovation, including maintaining a strong pipeline of new products, effective retail execution, appropriate advertising campaigns and marketing programs, and the ability to secure adequate shelf space at retail locations. In addition, success depends on our response to consumer trends, consumer health concerns, including obesity and the consumption of certain ingredients, and changes in product category consumption and consumer demographics.

Our largest customer, McLane Company, Inc., accounted for more than 25% of total net sales in 2006 reflecting the continuing consolidation of our customer base. In this environment, there continue to be competitive product and pricing pressures, as well as challenges in maintaining profit margins. We must maintain mutually beneficial relationships with our key customers, including retailers and distributors, to compete effectively. McLane Company, Inc. is one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, including Wal-Mart Stores, Inc.

Increased marketplace competition could hurt our business.

The global confectionery packaged goods industry is intensely competitive, as is the broader snack market. In order to protect our existing market share or capture increased market share in this highly competitive retail environment, we may be required to increase expenditures for promotions and advertising, and continue to introduce and establish new products. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about trade and consumer acceptance, increased expenditures may not prove successful in maintaining or enhancing our market share and could result in lower sales and profits. In addition, we may incur increased credit and other business risks because we operate in a highly competitive retail environment.

Changes in governmental laws and regulations could increase our costs and liabilities or impact demand for our products.

Changes in laws and regulations and the manner in which they are interpreted or applied may alter our business environment. This could affect our results of operations or increase our liabilities. These negative impacts could result from changes in food and drug laws, laws related to advertising and marketing practices, accounting standards, taxation requirements, competition laws, employment laws and environmental laws, among others. It is possible that we could become subject to additional liabilities in the future resulting from changes in laws and regulations that could result in an adverse effect on our results of operations and financial condition.

International operations could fluctuate unexpectedly and adversely impact our business.

In 2006, we derived approximately 10.9% of our net sales from customers located outside the United States. In addition, portions of our total assets are located outside of the United States. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

- Unforeseen global economic and environmental changes resulting in business interruption, supply constraints, inflation, deflation or decreased demand;
- Difficulties and costs associated with complying with, and enforcing remedies under a wide variety of complex laws, treaties and regulations;
- Different regulatory structures and unexpected changes in regulatory environments;
- Political and economic instability, including the possibility of civil unrest;
- Nationalization of our properties by foreign governments;
- Tax rates that may exceed those in the United States and earnings that may be subject to withholding requirements and incremental taxes upon repatriation;
- Potentially negative consequences from changes in tax laws;
- The imposition of tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements;
- Increased costs, disruptions in shipping or reduced availability of freight transportation; and
- The impact of currency exchange rate fluctuations between the U.S. dollar and foreign currencies.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Our principal properties include the following:

Country	Location	Type	Status (Own/Lease)
United States	Hershey, Pennsylvania (3 principal plants)	Manufacturing—confectionery products, and food and beverage enhancers	Own
	Lancaster, Pennsylvania	Manufacturing—confectionery products	Own
	Oakdale, California	Manufacturing—confectionery products, and food and beverage enhancers	Own
	Robinson, Illinois	Manufacturing—confectionery and snack products, and food and beverage enhancers	Own
	Stuarts Draft, Virginia	Manufacturing—confectionery products, and food and beverage enhancers	Own
	Edwardsville, Illinois	Distribution	Own
	Palmyra, Pennsylvania	Distribution	Own
	Redlands, California	Distribution	Lease*
Canada	Smiths Falls, Ontario	Manufacturing—confectionery products, and food and beverage enhancers	Own
	Mississauga, Ontario	Distribution	Lease

* We purchased this facility in January 2007.

In addition to the locations indicated above, we own or lease several other properties and buildings worldwide which we use for manufacturing and for sales, distribution and administrative functions. Our facilities are efficient and well maintained. These facilities generally have adequate capacity and can accommodate seasonal demands, changing product mixes and certain additional growth. The largest facilities are located in Hershey, Pennsylvania. Many additions and improvements have been made to these facilities over the years and they include equipment of the latest type and technology.

Item 3. *LEGAL PROCEEDINGS*

We have no material pending legal proceedings, other than ordinary routine litigation incidental to our business.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Not applicable.

Item 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

We paid $235.1 million in cash dividends on our Common Stock and Class B Stock in 2006 and $221.2 million in 2005. The annual dividend rate on our Common Stock in 2006 was $1.08 per share, an increase of 10.2% over the 2005 rate of $.98 per share. The 2006 dividend increase represented the 32nd consecutive year of Common Stock dividend increases.

On February 13, 2007, our Board of Directors declared a quarterly dividend of $.27 per share of Common Stock payable on March 15, 2007, to stockholders of record as of February 23, 2007. It is the Company's 309th consecutive Common Stock dividend. A quarterly dividend of $.2425 per share of Class B Stock also was declared.

Our Common Stock is listed and traded principally on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." Approximately 292.0 million shares of our Common Stock were traded during 2006. The Class B Stock is not publicly traded.

The closing price of our Common Stock on December 31, 2006, was $49.80. There were 41,076 stockholders of record of our Common Stock and our Class B Stock as of December 31, 2006.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	**Class B Stock**	**High**	**Low**
2006				
1st Quarter	**$ .2450**	**$.2200**	**$55.44**	**$50.62**
2nd Quarter	**.2450**	**.2200**	**57.65**	**48.20**
3rd Quarter	**.2700**	**.2425**	**57.30**	**50.48**
4th Quarter	**.2700**	**.2425**	**53.60**	**48.96**
Total	**$1.0300**	**$.9250**		

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	**Class B Stock**	**High**	**Low**
2005				
1st Quarter	$ .2200	$.2000	$64.72	$53.15
2nd Quarter	.2200	.2000	67.37	59.40
3rd Quarter	.2450	.2200	64.80	54.85
4th Quarter	.2450	.2200	60.23	52.49
Total	$ .9300	$.8400		

* NYSE-Composite Quotations for Common Stock by calendar quarter.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

Purchases of equity securities during the fourth quarter of the fiscal year ended December 31, 2006:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
				(in thousands of dollars)
October 2 through October 29, 2006	867,988	$52.33	720,700	$ 77,235
October 30 through November 26, 2006	793,717	$52.69	715,100	$ 39,551
November 27 through December 31, 2006	852,484	$51.52	769,878	$250,000
Total	2,514,189	$52.17	2,205,678	

(1) In April 2005, our Board of Directors approved a share repurchase program authorizing the repurchase of up to $250 million of the Company's Common Stock in the open market, or through privately negotiated transactions. This program was completed in February 2006. In December 2005, our Board of Directors approved an additional $500 million share repurchase program. This program was completed in December 2006. Also in December 2006, our Board of Directors approved an additional $250 million share repurchase program.

Performance Graph

The following graph compares our cumulative total stockholder return (Common Stock price appreciation plus dividends, on a reinvested basis) over the last five fiscal years with the Standard & Poor's 500 Index and the Standard & Poor's Packaged Foods Index.

Comparison of Five Year Cumulative Total Return*
The Hershey Company, S&P 500 Index and
S&P Packaged Foods Index



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
HERSHEY
S&P 500
S&P Packaged Foods

	2001	2002	2003	2004	2005	2006
HERSHEY	$100	$101	$118	$174	$175	$161
S&P 500	$100	$ 78	$100	$111	$117	$135
S&P Packaged Foods	$100	$103	$111	$133	$122	$142

* Hypothetical $100 invested on December 31, 2001 in Hershey Common Stock, S&P 500 Index and S&P Packaged Foods Index, assuming reinvestment of dividends.

Item 6. *SELECTED FINANCIAL DATA*

SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY
All dollar and share amounts in thousands except market price and per share statistics

	5-Year Compound Growth Rate	2006	2005	2004	2003	2002	2001
Summary of Operations							
Net Sales(a)(b)	3.6%	$ **4,944,230**	4,819,827	4,416,389	4,162,987	4,131,647	4,143,003
Cost of Sales(a)(c)	2.9%	$ **3,076,718**	2,956,682	2,672,716	2,539,469	2,568,017	2,672,472
Selling, Marketing and Administrative(b)(c)	—%	$ **860,378**	912,986	867,104	841,105	853,048	859,967
Business Realignment and Asset Impairments Charge		$ **14,576**	96,537	—	23,357	27,552	228,314
Gain on Sale of Business(d)		$ **—**	—	—	8,330	—	19,237
Interest Expense, Net	10.9%	$ **116,056**	87,985	66,533	63,529	60,722	69,093
Provision for Income Taxes(a)(c)	19.2%	$ **317,441**	277,090	235,399	257,268	228,427	132,041
Income before Cumulative Effect of Accounting Change(a)(c)	22.8%	$ **559,061**	488,547	574,637	446,589	393,881	200,353
Cumulative Effect of Accounting Change		$ **—**	—	—	7,368	—	—
Net Income(a)(c)	22.8%	$ **559,061**	488,547	574,637	439,221	393,881	200,353
Net Income Per Share(a)(c):							
—Basic—Common Stock	26.6%	$ **2.44**	2.05	2.31	1.71	1.47	.75
—Basic—Class B Stock	26.4%	$ **2.19**	1.85	2.11	1.55	1.33	.68
—Diluted	26.2%	$ **2.34**	1.97	2.24	1.66	1.43	.73
Weighted-Average Shares Outstanding:							
—Basic—Common Stock		**174,722**	183,747	193,037	201,768	212,219	211,612
—Basic—Class B Stock		**60,817**	60,821	60,844	60,844	60,856	60,878
—Diluted(c)		**239,071**	248,292	256,934	264,532	275,429	275,391
Dividends Paid on Common Stock	7.8%	$ **178,873**	170,147	159,658	144,985	133,285	122,790
Per Share	12.1%	$ **1.03**	.93	.835	.7226	.63	.5825
Dividends Paid on Class B Stock	12.0%	$ **56,256**	51,088	46,089	39,701	34,536	31,960
Per Share	12.0%	$ **.925**	.84	.7576	.6526	.5675	.525
Net Income as a Percent of Net Sales, GAAP Basis(a)(b)(c)		**11.3%**	10.1%	13.0%	10.6%	9.5%	4.8%
Non-GAAP Income as a Percent of Net Sales(a)(b)(c)(e)		**11.5%**	11.7%	11.6%	11.0%	10.3%	9.3%
Depreciation	3.4%	$ **181,038**	200,132	171,229	158,933	155,384	153,493
Advertising(b)	(10.4)%	$ **108,327**	125,023	137,931	145,387	162,874	187,244
Payroll	1.0%	$ **645,480**	647,825	614,037	585,419	594,372	614,197
Year-end Position and Statistics							
Capital Additions	2.8%	$ **183,496**	181,069	181,728	218,650	132,736	160,105
Capitalized Software Additions	8.8%	$ **15,016**	13,236	14,158	18,404	11,836	9,845
Total Assets(a)(c)	5.1%	$ **4,157,565**	4,262,699	3,794,750	3,577,026	3,483,442	3,238,775
Short-term Debt and Current Portion of Long-term Debt	154.4%	$ **843,998**	819,115	622,320	12,509	28,124	7,926
Long-term Portion of Debt	7.3%	$ **1,248,128**	942,755	690,602	968,499	851,800	876,972
Stockholders' Equity(a)(c)	(10.4)%	$ **683,423**	1,016,380	1,137,103	1,328,975	1,416,434	1,186,364
Operating Return on Average Stockholders' Equity, GAAP Basis(a)(c)(f)		**65.8%**	45.4%	46.6%	32.0%	30.3%	16.7%
Non-GAAP Operating Return on Average Stockholders' Equity(a)(c)(f)		**66.7%**	52.2%	41.6%	33.2%	32.8%	32.1%
Operating Return on Average Invested Capital, GAAP Basis(a)(c)(f)		**26.4%**	23.6%	25.7%	18.3%	17.6%	10.3%
Non-GAAP Operating Return on Average Invested Capital(a)(c)(f)		**26.8%**	26.8%	23.2%	18.9%	18.9%	18.1%
Full-time Employees		**12,800**	13,750	13,700	13,100	13,700	14,400
Stockholders' Data							
Outstanding Shares of Common Stock and Class B Stock at Year-end		**230,264**	240,524	246,588	259,059	268,440	271,278
Market Price of Common Stock at Year-end	8.0%	$ **49.80**	55.25	55.54	38.50	33.72	33.85
Range During Year		**$57.65–48.20**	67.37–52.49	56.75–37.28	39.33–30.35	39.75–28.23	35.08–27.57

(a) We adjusted all years for the impact of certain immaterial adjustments relating to the timing of recognition of revenue and the correction of certain liabilities as permitted in 2006 by Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Misstatements When Quantifying Misstatements in Current Year Financial Statements.*

(b) We adjusted all years in accordance with final Financial Accounting Standards Board Emerging Issues Task Force consensuses reached in 2002 on various issues regarding the reporting of certain sales incentives.

(c) We adjusted all years to reflect the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment,* in 2005 using the modified retrospective application method.

(d) Includes the gain on the sale of gum brands in 2003 and the gain on the sale of the Luden's throat drops business in 2001.

(e) Non-GAAP Income as a Percent of Net Sales is calculated by dividing Non-GAAP Income excluding Items Affecting Comparability by Net Sales. A reconciliation of Net Income presented in accordance with U.S. generally accepted accounting principles ("GAAP") to Non-GAAP Income excluding items affecting comparability is provided on pages 17 and 18, along with the reasons why we believe that the use of Non-GAAP Income provides useful information to investors.

(f) The calculation method for these measures is described on page 43 under RETURN MEASURES. The Non-GAAP Operating Return measures are calculated using Non-GAAP Income excluding items affecting comparability. A reconciliation of Net Income presented in accordance with GAAP to Non-GAAP Income excluding items affecting comparability is provided on pages 17 and 18, along with the reasons why we believe the use of Non-GAAP Income provides useful information to investors.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

EXECUTIVE OVERVIEW

We concluded a difficult year in 2006. Following a strong first half, we experienced a slow-down in retail performance resulting from a shift from limited edition line extensions to more sustainable new product platforms which took longer than expected. In addition, our base business sales were negatively impacted in the second half of the year by poor merchandising activity. Results for 2006, excluding items affecting comparability as indicated below, fell short of our long-term goals and were below expectations.

Net sales were impacted by slower retail takeaway and a decline in market share during the second half of the year, primarily in our North American chocolate business. Income per share-diluted was impacted by the lower than expected sales growth, increased costs for product obsolescence associated with the shift to new product platforms and increased expenses for advertising and consumer programs during the fourth quarter to regain marketplace momentum. A product recall and temporary plant closure in Canada also negatively impacted our results for the year. We plan to accelerate growth in 2007 by focusing on increasing sales of our core confectionery products, revitalizing our iconic brands through increased advertising and increased consumer and customer support, and by expanding our innovative new product platforms based on consumer preferences.

Adoption of SEC Staff Accounting Bulletin No. 108

Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB No. 108"), required companies to change the accounting principle used for evaluating the effect of possible prior year misstatements when quantifying misstatements in current year financial statements. As a result, we changed one of the five criteria of our revenue recognition policy to delay the recognition of revenue on goods in-transit until they are received by our customers. We also made adjustments to correct certain liabilities as of December 31, 2006, along with a corresponding adjustment to retained earnings for all years presented in this report. Adjustments were made to liabilities primarily associated with business acquisitions and divestitures occurring prior to 2002. As permitted by SAB No. 108, we adjusted our financial statements for all prior periods to provide comparability. These adjustments were not material to our results of operations or financial condition in any period presented in this report.

Non-GAAP Financial Measures—Items Affecting Comparability

Our "Management's Discussion and Analysis of Financial Condition and Results of Operations" section includes certain measures of financial performance that are not defined by U.S. generally accepted accounting principles ("GAAP"). For each of these non-GAAP financial measures, we are providing below (1) the most directly comparable GAAP measure; (2) a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure; (3) an explanation of why our management believes these non-GAAP measures provide useful information to investors; and (4) additional purposes for which we use these non-GAAP measures.

We believe that the disclosure of these non-GAAP measures provides investors with a better comparison of our year-to-year operating results. We exclude the effects of certain items from Income before Interest and Income Taxes ("EBIT"), Net Income and Income per Share-Diluted when we evaluate key measures of our performance internally, and in assessing the impact of known trends and uncertainties on our business. We also believe that excluding the effects of these items provides a more balanced view of the underlying dynamics of our business.

Items affecting comparability include the impacts of charges or credits in 2006, 2005, 2003, 2002 and 2001 associated with our business realignment initiatives and a reduction of the income tax provision in 2004 resulting from adjustments to income tax contingency reserves. Note 3 to the Consolidated Financial Statements contains information regarding the business realignment initiatives and Note 11 contains information about the income tax provision adjustment.

For the years ended December 31,	2006			2005		
In millions of dollars except per share amounts	EBIT	Net Income	Income Per Share-Diluted	EBIT	Net Income	Income Per Share-Diluted
Results in accordance with GAAP	$ 992.6	$559.1	$2.34	$853.6	$488.5	$1.97
Items affecting comparability:						
Business realignment and asset impairments included in cost of sales	(3.2)	(2.0)	(.01)	22.5	13.4	.05
Business realignment charges included in selling, marketing and administrative ("SM&A")	.3	.2	—	—	—	—
Business realignment and asset impairments, net	14.5	9.3	.04	96.5	60.7	.25
Non-GAAP results excluding items affecting comparability	$1,004.2	$566.6	$2.37	$972.6	$562.6	$2.27

For the years ended December 31,	2004			2003		
In millions of dollars except per share amounts	EBIT	Net Income	Income Per Share-Diluted	EBIT	Net Income	Income Per Share-Diluted
Results in accordance with GAAP	$876.6	$574.6	$2.24	$767.4	$439.2	$1.66
Items affecting comparability:						
Business realignment and asset impairments included in cost of sales	—	—	—	2.1	1.3	—
Business realignment and asset impairments, net	—	—	—	23.4	14.2	.05
Gain on sale of business	—	—	—	(8.3)	(5.7)	(.02)
Tax provision adjustment	—	(61.1)	(.24)	—	—	—
Cumulative effect of accounting change	—	—	—	—	7.4	.03
Non-GAAP results excluding items affecting comparability	$876.6	$513.5	$2.00	$784.6	$456.4	$1.72

For the years ended December 31,	2002			2001		
In millions of dollars except per share amounts	EBIT	Net Income	Income Per Share-Diluted	EBIT	Net Income	Income Per Share-Diluted
Results in accordance with GAAP	$683.0	$393.9	$1.43	$401.5	$200.4	$ .73
Items affecting comparability:						
Business realignment and asset impairments included in cost of sales	6.4	4.1	.01	50.1	31.8	.11
Costs to explore the sale of the Company included in SM&A	17.2	10.9	.04	—	—	—
Gain on sale of business	—	—	—	(19.2)	(1.1)	—
Elimination of amortization of goodwill and other intangible assets	—	—	—	14.7	13.5	.05
Business realignment and asset impairments, net	27.6	17.4	.06	228.3	140.1	.51
Non-GAAP results excluding items affecting comparability	$734.2	$426.3	$1.54	$675.4	$384.7	$1.40

Key Annual Performance Measures	Long-term Goal	Actual Results Excluding Items Affecting Comparability 2006	2005	2004
Increase in Net Sales	3% to 4%	**2.6%**	9.1%	6.1%
Increase in EBIT	7% to 9%	**3.2%**	11.0%	11.7%
Improvement in EBIT Margin in basis points ("bps")	70 to 90 bps	**10 bps**	40 bps	100 bps
Increase in Income Per Share-Diluted ("EPS")	9% to 11%	**4.4%**	13.5%	16.3%

SUMMARY OF OPERATING RESULTS

Analysis of Selected Items from Our Income Statement

For the years ended December 31, In millions of dollars except per share amounts	2006	2005	2004	Percent Change Increase (Decrease) 2006-2005	2005-2004
Net Sales	**$4,944.2**	$4,819.8	$4,416.4	2.6%	9.1%
Cost of Sales	**3,076.7**	2,956.7	2,672.7	4.1	10.6
Gross Profit	**1,867.5**	1,863.1	1,743.7	0.2	6.9
Gross Margin	***37.8%***	*38.7%*	*39.5%*		
SM&A Expense	**860.3**	913.0	867.1	(5.8)	5.3
SM&A Expense as a percent of sales	***17.4%***	*18.9%*	*19.6%*		
Business Realignment and Asset Impairments Charge	**14.6**	96.5	—	(84.9)	N/A
EBIT	**992.6**	853.6	876.6	16.3	(2.6)
EBIT Margin	***20.1%***	*17.7%*	*19.8%*		
Interest Expense, Net	**116.1**	88.0	66.6	31.9	32.2
Provision for Income Taxes	**317.4**	277.1	235.4	14.6	17.7
Effective Income Tax Rate	***36.2%***	*36.2%*	*29.1%*		
Net Income	**$ 559.1**	$ 488.5	$ 574.6	14.4	(15.0)
Net Income Per Share—Diluted	**$ 2.34**	$ 1.97	$ 2.24	18.8	(12.1)

Net Sales

2006 compared with 2005

U.S. confectionery sales volume increases contributed over three quarters of the total increase in net sales. Sales of new products and higher seasonal sales contributed the majority of the volume increase. Sales in 2006 also benefited from improved price realization resulting from higher list prices in the United States implemented in 2005, substantially offset by a higher rate of promotional allowances. Favorable foreign currency exchange rates and higher sales volume in Mexico also contributed to the sales increase. These increases were offset somewhat by lower sales in Canada, partly due to the impact of a product recall during the fourth quarter caused by a contaminated ingredient purchased from an outside supplier.

2005 compared with 2004

Business acquisitions, primarily Mauna Loa Macadamia Nut Corporation ("Mauna Loa") and Grupo Lorena, contributed approximately 2.9% of the increase in net sales from 2004. Approximately two-thirds of the additional sales increase of 6.2% resulted from unit volume growth, primarily reflecting the introduction of new products and limited edition items. Improved performance by our Canadian and Mexican businesses and exports to Asia and Latin America also contributed to this increase. The remaining sales increase resulted from selling price increases, a lower rate of promotional spending, and favorable foreign currency exchange rates for our international businesses.

Key Marketplace Metrics

For the 52 weeks ended December 31,	2006	2005	2004
Consumer Takeaway Increase	**4.0%**	4.2%	7.0%
Market Share (Decrease) Increase	**(0.2)**	0.7	0.5

Consumer takeaway is provided for channels of distribution accounting for approximately 80% of our U.S. confectionery retail business. These channels of distribution include food, drug, mass merchandisers, including Wal-Mart Stores, Inc., and convenience stores. The change in market share is provided for measured channels which include sales in the food, drug, convenience store and mass merchandiser classes of trade, excluding sales of Wal-Mart Stores, Inc.

Cost of Sales and Gross Margin

2006 compared with 2005

The sales volume increase, higher energy, raw material and other input costs were the primary contributors to the cost of sales increase for 2006. Higher costs associated with obsolete, aged and unsaleable products also contributed to the increase. These increases were offset somewhat by reductions in U.S. manufacturing costs and a decrease in cost of sales of $3.2 million in 2006 resulting from the adjustment of liabilities associated with business realignment initiatives. Business realignment charges of $22.5 million were included in cost of sales in 2005 reflecting accelerated depreciation resulting from the closure of a manufacturing facility located in Las Piedras, Puerto Rico.

Gross margin in 2006 was negatively impacted by higher costs for energy and raw materials, increased costs related to product obsolescence and an unfavorable sales mix. These were partially offset by improved price realization and supply chain productivity. Our business realignment initiatives improved gross margin 0.1 percentage point in 2006 and reduced gross margin by 0.4 percentage points in 2005.

2005 compared with 2004

Business realignment charges increased cost of sales by $22.5 million. Higher sales volume, business acquisitions and higher raw material costs, in addition to higher labor, overhead and distribution costs primarily caused the remainder of the increase.

A less favorable product mix, primarily associated with the lower-margin Mauna Loa and Grupo Lorena businesses, and the impact of business realignment charges reduced our gross margin by 1.1 percentage points. Improved price realization, primarily from selling price increases and improved profitability for our international businesses, more than offset the impact of higher raw material, labor and overhead costs, and sales of certain new products which had lower margins.

Selling, Marketing and Administrative

2006 compared with 2005

Selling, marketing and administrative expenses decreased primarily due to reduced administrative costs reflecting lower incentive compensation expense and savings resulting from our 2005 business realignment initiatives. Reduced advertising expense in 2006 was substantially offset by higher consumer promotion expenses.

2005 compared with 2004

Selling, marketing and administrative expenses increased during this period primarily due to increased performance-based employee compensation costs, including stock-based compensation. Business acquisition expenses and consumer promotions expenses also increased, but were offset somewhat by lower advertising expenses.

Business Realignment Initiatives

In July 2005, we announced initiatives intended to advance our value-enhancing strategy (the "2005 business realignment initiatives"). We also announced that we would record a total pre-tax charge of approximately $140 million to $150 million, or $.41 to $.44 per share-diluted in connection with the 2005 business realignment initiatives. Our 2005 business realignment initiatives were complete as of December 31, 2006.

Charges (credits) associated with business realignment initiatives recorded during 2006 and 2005 were as follows:

For the years ended December 31, In thousands of dollars	2006	2005
Cost of sales		
2005 business realignment initiatives	**$(1,599)**	$ 22,459
Previous business realignment initiatives	**(1,600)**	—
Total cost of sales	**(3,199)**	22,459
Selling, marketing and administrative		
2005 business realignment initiatives	**266**	—
Business realignment and asset impairments, net		
2005 business realignment initiatives:		
U.S. voluntary workforce reduction program	**9,972**	69,472
U.S. facility rationalization (Las Piedras, Puerto Rico plant)	**1,567**	12,771
Streamline international operations (primarily Canada)	**2,524**	14,294
Previous business realignment initiatives	**513**	—
Total business realignment and asset impairments, net	**14,576**	96,537
Total net charges associated with business realignment initiatives	**$11,643**	$118,996

The credit of $1.6 million recorded in cost of sales during 2006 for the 2005 business realignment initiatives related to higher than expected proceeds from the sale of equipment from the Las Piedras, Puerto Rico plant. The charge recorded in selling, marketing and administrative expenses resulted from accelerated depreciation relating to the termination of an office building lease. The net business realignment and asset impairments charges recorded during 2006 included $7.3 million for involuntary terminations relating to organizational changes.

During 2006, we recorded charges (credits) related to previous business realignment initiatives that began in 2003 and 2001. These charges (credits) were recorded to finalize the sale of certain properties, adjust previously recorded liabilities, and reflect the impact of an employment complaint arising from the 2003 business realignment initiatives. During 2004, eight former employees filed a complaint in federal court in Colorado alleging we discriminated against them based on age. We do not expect any significant impact as a result of this case.

The $22.5 million recorded in cost of sales in 2005 resulted from accelerated depreciation related to the closure of the Las Piedras manufacturing facility. The business realignment and asset impairments charge in 2005 included $8.3 million for involuntary termination benefits primarily for Las Piedras plant employees.

Changes in liabilities recorded for the business realignment initiatives were as follows:

Accrued Liabilities In thousands of dollars	Balance 12/31/05	Utilization during 2006	New charges during 2006	Balance 12/31/06
Voluntary workforce reduction	$31,883	$(19,727)	$5,531	$17,687
Facility rationalization	—	(1,562)	1,562	—
Streamline international operations	5,888	(6,723)	1,896	1,061
Total	$37,771	$(28,012)	$8,989	$18,748

Income Before Interest and Income Taxes and EBIT Margin

2006 compared with 2005

EBIT increased in 2006 compared with 2005, primarily as a result of lower net business realignment charges associated primarily with the 2005 business realignment initiatives. Net pre-tax business realignment charges of $11.6 million were recorded in 2006 compared with $119.0 million recorded in 2005, a decrease of $107.4 million. The remainder of the increase in EBIT was attributable to lower selling, marketing and administrative expenses which were partially offset by lower gross profit resulting from higher input costs and the impact of product obsolescence.

Net business realignment charges reduced EBIT margin by 0.2 percentage points in 2006 and 2.5 percentage points in 2005. The remainder of the improvement in EBIT margin reflected lower selling, marketing and administrative expenses as a percentage of sales.

2005 compared with 2004

EBIT decreased from 2004 to 2005 as a result of net charges of $119.0 million related to the 2005 business realignment initiatives recorded in 2005. The impact of the business realignment charges was substantially offset by an increase in EBIT of $96.0 million resulting from the sales volume growth and net price realization which more than offset higher input costs and an increase in selling, marketing and administrative expenses.

EBIT margin declined in 2005 primarily due to our Mauna Loa and Grupo Lorena businesses, which had lower margins, and the impact of business realignment charges which together reduced EBIT margin by 3.1 percentage points. Also contributing to the EBIT margin decline were higher raw material, labor and overhead costs, and sales of certain new products that had lower margins. Improved price realization, improved profitability from our international businesses and lower selling, marketing and administrative expenses as a percentage of sales offset 1.0 percentage point of the EBIT margin decline.

Interest Expense, Net

2006 compared with 2005

Net interest expense was higher in 2006 than the comparable period of 2005, primarily reflecting higher interest expense resulting from commercial paper borrowings to fund repurchases of Common Stock and working capital requirements, along with significant contributions to our pension plans in late 2005. Higher interest rates in 2006 also contributed to the increase in interest expense.

2005 compared with 2004

Net interest expense was higher in 2005 primarily due to higher short-term interest expense and decreased capitalized interest. The increase in interest expense was primarily associated with commercial paper borrowings to finance stock repurchases and contributions to our pension plans, in addition to higher interest rates.

Income Taxes and Effective Tax Rate

2006 compared with 2005

Our effective income tax rate was 36.2% for 2006 and 2005.

2005 compared with 2004

The effective income tax rate for 2005 benefited by 0.2 percentage points from the impact of tax rates associated with business realignment charges. Our effective income tax rate for 2004 was not comparable to 2005 because in 2004 we settled Federal tax audits for the 1999 and 2000 tax years and resolved several state tax audit issues. Our provision for income taxes was reduced by $61.1 million from adjustments to income tax contingency reserves related to those years. The income tax contingency reserve adjustments related primarily to the deductibility of certain expenses, interest on potential assessments, and acquisition and divestiture matters. The reduction in the 2004 provision for income taxes resulting from the adjustment to income tax contingency reserves reduced the effective income tax rate by 7.3 percentage points.

Net Income and Net Income Per Share

2006 compared with 2005

Net Income in 2006 was reduced by $7.6 million, or $.03 per share-diluted, and in 2005 was reduced by $74.0 million, or $.30 per share-diluted, as a result of net charges associated with our 2005 business realignment initiatives which were recorded in each year. In addition to the impact of the business realignment initiatives, earnings per share-diluted in 2006 increased primarily as a result of lower selling, marketing and administrative expenses which more than offset the impact of reduced gross profit. The impact of lower weighted-average shares outstanding, net of higher interest expense, also contributed to the increase in earnings per share-diluted in 2006.

2005 compared with 2004

Net income for 2005 was unfavorably impacted by total charges associated with the 2005 business realignment initiatives of $119.0 million before tax, $74.0 million after tax or $.30 per share-diluted. Net income for 2004 was favorably impacted by $61.1 million, or $.24 per share-diluted, because of the adjustment to the Federal and state income tax contingency reserves.

FINANCIAL CONDITION

Our financial condition remained strong during 2006. Solid cash flow from operations and our liquidity, leverage and capital structure contributed to our continued investment grade credit rating by recognized rating agencies.

Acquisitions and Divestitures

In October 2006, our wholly-owned subsidiary, Artisan Confections Company, purchased the assets of Dagoba Organic Chocolates, LLC based in Ashland, Oregon, for $17.0 million. Dagoba is known for its high-quality organic chocolate bars, drinking chocolates and baking products that are primarily sold in natural food and gourmet stores across the United States. Dagoba has annual sales of approximately $8 million.

In August 2005, Artisan Confections Company completed the acquisition of Scharffen Berger Chocolate Maker, Inc. Based in San Francisco, California, Scharffen Berger is known for its high-cacao content, signature dark chocolate bars and baking products sold online and in a broad range of outlets, including specialty retailers, natural food stores and gourmet centers across the United States. Scharffen Berger also owns and operates three specialty stores located in New York City, Berkeley, and San Francisco.

Also, in August 2005, Artisan Confections Company acquired the assets of Joseph Schmidt Confections, Inc., a premium chocolate maker located in San Francisco, California. Distinctive products created by Joseph Schmidt include artistic and innovative truffles, colorful chocolate mosaics, specialty cookies, and handcrafted chocolates. We sell these products in select department stores and other specialty outlets nationwide as well as in Joseph Schmidt stores located in San Jose and San Francisco, California. The combined purchase price for Scharffen Berger and Joseph Schmidt was $47.1 million, with the final amount subject to upward adjustment. The final purchase price, which will not exceed $61.1 million, will be determined based upon actual sales growth through 2007. Together, these companies have combined annual sales of approximately $25 million.

In December 2004, Artisan Confections Company acquired Mauna Loa for $127.8 million. Mauna Loa is the leading processor and marketer of macadamia snacks with annual sales of approximately $80 million.

In October 2004, our wholly-owned Mexican subsidiary, Hershey Mexico, acquired Grupo Lorena, one of Mexico's top sugar confectionery companies, for $39.0 million. This business has annual sales of over $30 million. Included in the acquisition was the *Pelón Pelo Rico* brand.

Results subsequent to the dates of acquisition were included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

In October 2005, our wholly-owned subsidiary, Hershey Canada Inc., completed the sale of its *Mr. Freeze* freeze pops business for $2.7 million.

Assets

A summary of our assets is as follows:

December 31, **In thousands of dollars**	**2006**	**2005**
Current assets	**$1,417,812**	$1,376,403
Property, plant and equipment, net	**1,651,300**	1,659,138
Goodwill and other intangibles	**642,269**	629,964
Other assets	**446,184**	597,194
Total assets	**$4,157,565**	$4,262,699

- The change in current assets from 2005 to 2006 was primarily due to the following:
  - Higher cash and cash equivalents in 2006 due to the timing of cash collections;
  - An increase in accounts receivable in 2006 resulting from the timing of sales in December;
  - An increase in inventories reflecting higher raw material inventories to support manufacturing requirements; and
  - A decrease in prepaid expenses and other current assets reflecting the implementation of SFAS No. 158 and lower prepaid selling and marketing expenses, partially offset by a receivable of approximately $14.0 million related to the recovery of damages resulting from the product recall in Canada.
- Property, plant and equipment was lower in 2006 primarily due to depreciation expense of $181.0 million and asset retirements, partially offset by capital additions.
- The change in other assets in 2006 was primarily due to the implementation of SFAS No. 158 which resulted in the reclassification of $143.9 million of assets related to our pension plans to accumulated other comprehensive loss.

Liabilities

A summary of our liabilities is as follows:

December 31, In thousands of dollars	2006	2005
Current liabilities	**$1,453,538**	$1,490,382
Long-term debt	**1,248,128**	942,755
Other long-term liabilities	**486,473**	412,929
Deferred income taxes	**286,003**	400,253
Total liabilities	**$3,474,142**	$3,246,319

- Changes in current liabilities from 2005 to 2006 were primarily the result of the following:
  - Lower accounts payable reflecting the timing of payments in December;
  - Reduced accrued liabilities associated with business realignment initiatives, incentive compensation and marketing programs; and
  - Higher current portion of long-term debt, substantially offset by the refinancing of commercial paper borrowings upon the issuance of long-term debt.
- The increase in long-term debt in 2006 resulted from the issuance of $500 million of Notes in August 2006, discussed further in the Liquidity and Capital Resources section. This increase was reduced by the reclassification of 6.95% Notes and certain lease obligations to current portion of long-term debt.
- The increase in other long-term liabilities in 2006 was principally associated with the recording of liabilities for post-retirement benefits upon adoption of SFAS No. 158.
- The decrease in deferred taxes in 2006 was primarily associated with the tax effect of the reclassification of assets related to our pension plans and liabilities recorded for our post-retirement benefit plans upon adoption of SFAS No. 158.

Capital Structure

We have two classes of stock outstanding, Common Stock and Class B Stock. Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. Holders of the Common Stock have one vote per share. Holders of the Class B Stock have ten votes per share. Holders of the Common Stock, voting separately as a class, are entitled to elect one-sixth of our Board of Directors. With respect to dividend rights, holders of the Common Stock are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Hershey Trust Company, as trustee for the benefit of Milton Hershey School (the "Milton Hershey School Trust") maintains voting control over The Hershey Company. However, the Milton Hershey School Trust has not taken an active role in setting our policy, nor has it exercised influence with regard to the ongoing business decisions of our Board of Directors or management. The Milton Hershey School Trust decided to explore a sale of The Hershey Company in June 2002, but subsequently decided to terminate the sale process in September 2002. After terminating the sale process, the Trustee of the Milton Hershey School Trust advised the Pennsylvania Office of Attorney General in September 2002 that it would not agree to any sale of its controlling interest in The Hershey Company without approval of the court having jurisdiction over the Milton Hershey School Trust following advance notice to the Office of Attorney General. Subsequently, Pennsylvania enacted legislation that requires that the Office of Attorney General be provided advance notice of any transaction that would result in the Milton Hershey School Trust no longer having voting control of the Company. The law provides specific statutory authority for the Attorney General to intercede, and petition the Court having jurisdiction over the Milton Hershey School Trust to stop such a transaction if the Attorney General can prove that the transaction is unnecessary for the future economic viability of the Company and is inconsistent with investment and management considerations under fiduciary obligations. This legislation could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby delay or prevent a change in control of the Company.

In December 2000, our Board of Directors unanimously adopted a Stockholder Protection Rights Agreement ("Rights Agreement"). The Milton Hershey School Trust supported the Rights Agreement. This action was not in response to any specific effort to acquire control of The Hershey Company. Under the Rights Agreement, our Board of Directors declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which our Common Stock is traded. We discuss the Rights Agreement in more detail in Note 14 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is operating cash flows. Our net income and, consequently, our cash provided from operations are impacted by: sales volume, seasonal sales patterns, timing of new product introductions, profit margins and price changes. Sales are typically higher during the third and fourth quarters of the year due to seasonal and holiday-related sales patterns. Generally, working capital needs peak during the summer months. We meet these needs primarily by issuing commercial paper.

Cash Flows from Operating Activities

Our cash flows provided from (used by) operating activities were as follows:

For the years ended December 31, In thousands of dollars	2006	2005	2004
Net income	**$559,061**	$ 488,547	$574,637
Depreciation and amortization	**199,911**	218,032	189,665
Stock-based compensation and excess tax benefits	**16,323**	14,263	18,710
Deferred income taxes	**4,173**	71,038	(74,570)
Business realignment initiatives, net of tax	**7,573**	74,021	—
Contributions to pension plans	**(23,570)**	(277,492)	(8,020)
Working capital	**(40,553)**	(174,010)	(26,081)
Changes in other assets and liabilities	**275**	47,363	113,413
Net cash provided from operating activities	**$723,193**	$ 461,762	$787,754

- Over the past three years, cash from operating activities provided approximately $2.0 billion.
- The change in cash (used by) provided from deferred income taxes primarily reflected the tax impact of higher pension plan contributions in 2005 and the adjustment of income tax contingency reserves in 2004.
- In 2004, we adjusted deferred income taxes primarily to reflect the deferred tax benefit resulting from a $61.1 million adjustment to income tax contingency reserves recorded in the second quarter of 2004. Deferred income taxes in 2004 also reflected an increase resulting from the Mauna Loa acquisition. These adjustments represented non-cash items that impacted net income and are reflected in the consolidated statements of cash flows to reconcile cash flows from operating activities.
- We contributed $309.1 million to our pension plans over the past three years to improve the plans' funded status. As of December 31, 2006, the fair value of our pension plan assets exceeded benefits obligations by $328.0 million.
- Over the three-year period, cash provided from or used by working capital tended to fluctuate due to sales during December and inventory management practices.

- During the three-year period, changes in other assets and liabilities primarily related to hedging transactions and the timing of payments for accrued liabilities associated with selling and marketing programs, incentive compensation and income taxes. The increase in income taxes paid in 2006 compared with 2005 primarily reflected significantly lower tax deductions in 2006 for pension plan contributions.

Cash Flows from Investing Activities

Our cash flows provided from (used by) investing activities were as follows:

For the years ended December 31, In thousands of dollars	2006	2005	2004
Capital additions	**$(183,496)**	$(181,069)	$(181,728)
Capitalized software additions	**(15,016)**	(13,236)	(14,158)
Business acquisitions	**(17,000)**	(47,074)	(166,859)
Proceeds from divestitures	**—**	2,713	—
Net cash used by investing activities	**$(215,512)**	$(238,666)	$(362,745)

- Capital additions primarily included capacity expansion, modernization of existing facilities and purchases of manufacturing equipment for new products.
- Capitalized software additions were primarily for ongoing enhancement of our information systems.
- We anticipate total capital expenditures of $250 million to $300 million in 2007 and $225 million to $250 million in 2008 and 2009.
- In October 2006, our wholly-owned subsidiary, Artisan Confections Company, acquired the assets of Dagoba Organic Chocolates, LLC for $17.0 million.
- In August 2005, Artisan Confections Company acquired the assets of Joseph Schmidt Confections, Inc. and completed the acquisition of Scharffen Berger Chocolate Maker, Inc. The combined purchase price for Joseph Schmidt and Scharffen Berger was $47.1 million, although the final amount may be adjusted upward based on actual sales growth through 2007. The adjustment may not increase the final amount to a total of more than $61.1 million.
- In 2004, Artisan Confections Company acquired Mauna Loa for $127.8 million and our wholly-owned Mexican subsidiary, Hershey Mexico, acquired Grupo Lorena, a sugar confectionery company, for $39.0 million.
- In October 2005, our wholly-owned subsidiary, Hershey Canada Inc., sold its *Mr. Freeze* freeze pops business for $2.7 million.

Cash Flows from Financing Activities

Our cash flows provided from (used by) financing activities were as follows:

For the years ended December 31, In thousands of dollars	2006	2005	2004
Net change in short-term borrowings	**$(163,826)**	$ 475,582	$ 331,245
Long-term borrowings	**496,728**	248,318	—
Repayment of long-term debt	**(234)**	(278,236)	(883)
Cash dividends paid	**(235,129)**	(221,235)	(205,747)
Stock options exercises	**46,386**	101,818	89,330
Repurchase of Common Stock	**(621,648)**	(536,997)	(698,910)
Net cash used by financing activities	**$(477,723)**	$(210,750)	$(484,965)

- We use short-term borrowings (commercial paper and bank borrowings) to fund seasonal working capital requirements and finance share repurchase programs. Additional information on short-term borrowings is included under Borrowing Arrangements below.
- In August 2006, we issued $250 million of 5.3% Notes due in 2011 and $250 million of 5.45% Notes due in 2016. The Notes were issued under a shelf registration statement on Form S-3 filed in May 2006 described under Registration Statements below.
- In August 2005, we issued $250 million of 4.85% Notes due in 2015 under an August 1997 Form S-3 Registration Statement.
- We paid cash dividends of $178.9 million on our Common Stock and $56.3 million on our Class B Stock in 2006.
- Cash used for the repurchase of Common Stock was partially offset by cash received from the exercise of stock options.

Repurchases and Issuances of Common Stock

For the years ended December 31,	2006		2005		2004	
In thousands	Shares	Dollars	Shares	Dollars	Shares	Dollars
Shares repurchased under pre-approved share repurchase programs:						
Open market repurchases	**9,912**	**$524,387**	4,085	$238,157	2,633	$115,604
Milton Hershey School Trust repurchases	**689**	**38,482**	69	3,936	11,282	501,373
Shares repurchased to replace Treasury Stock issued for stock options and employee benefits	**1,096**	**58,779**	4,859	294,904	1,898	81,933
Total share repurchases	**11,697**	**$621,648**	9,013	$536,997	15,813	$698,910
Shares issued for stock options and employee benefits	**(1,437)**	**(44,564)**	(2,949)	(74,438)	(3,341)	(84,047)
Net change	**10,260**	**$577,084**	6,064	$462,559	12,472	$614,863

- We intend to continue to repurchase shares of Common Stock in order to replace Treasury Stock shares issued for exercised stock options. The value of shares purchased in a given period will vary based on stock options exercised over time and market conditions.
- During 2006, we completed share repurchase programs of $250 million approved in April 2005 and $500 million approved in December 2005. In December 2006, our Board of Directors approved an additional $250 million share repurchase program.

Cumulative Share Repurchases and Issuances

A summary of cumulative share repurchases and issuances is as follows:

	Shares	Dollars
	(In thousands)	
Shares repurchased under authorized programs which began in 1993:		
Open market repurchases	54,520	$1,834,449
Repurchases from the Milton Hershey School Trust	11,918	245,550
Shares retired	(1,056)	(12,820)
Total repurchases under authorized programs	65,382	2,067,179
Privately negotiated purchases from the Milton Hershey School Trust	67,282	1,501,373
Shares reissued for stock option obligations, supplemental retirement contributions, and employee stock ownership trust obligations	(25,747)	(653,882)
Shares repurchased to replace reissued shares	22,721	887,277
Total held as Treasury Stock as of December 31, 2006	129,638	$3,801,947

Borrowing Arrangements

We maintain debt levels we consider prudent based on our cash flow, interest coverage ratio and percentage of debt to capital. We use debt financing to lower our overall cost of capital which increases our return on stockholders' equity.

- In December 2006, we entered into a five-year agreement establishing an unsecured revolving credit facility to borrow up to $1.1 billion, with an option to increase borrowings to $1.5 billion with the consent of the lenders. We may use these funds for general corporate purposes, including commercial paper backstop and business acquisitions. The credit agreement contains customary affirmative and negative covenants and a financial covenant. As of December 31, 2006, we complied with all of these covenants. This facility replaced our previous $900 million revolving credit facility entered into in November 2004.
- In March 2006, we entered into a short-term credit agreement establishing an unsecured revolving credit facility to borrow up to $400 million through September 2006. In September 2006, we entered into an agreement amending the short-term facility. The amended agreement reduced the credit limit from $400 million to $200 million and expired on December 1, 2006. We used the funds for general corporate purposes, including commercial paper backstop. We entered into this agreement because we expected borrowings to exceed the $900 million credit limit available under the revolving credit agreement in effect at that time.
- In September 2005, we entered into a short-term credit agreement establishing an unsecured revolving credit facility to borrow up to $300 million. The agreement expired in December 2005. We used the funds for general corporate purposes. We entered into this facility because we expected borrowings in late 2005 to exceed the $900 million credit limit available under the revolving credit agreement in effect at that time. Borrowing increased due to the retirement of $200 million of 6.7% Notes in October 2005, refinancing of certain consolidated lease arrangements, contributions to our pension plans, stock repurchases and seasonal working capital needs.
- In November 2004, we entered into a five-year credit agreement under which we could borrow up to $900 million with an option to increase borrowings by an additional $600 million with concurrence by the lenders. This credit agreement was replaced by the new $1.1 billion revolving credit facility referred to in the first bullet above.
- In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. As of December 31, 2006, we could borrow up to approximately $54.2 million in various currencies under the lines of credit and as of December 31, 2005, we could borrow up to $71.1 million.

Registration Statements

- In September 2005, we filed a shelf registration statement on Form S-3 that was declared effective in January 2006. Under this registration statement, we could offer on a delayed or continuous basis up to $750 million aggregate principal amount of additional debt securities (the "$750 Million Shelf Registration Statement").
- In May 2006, we filed a new shelf registration statement on Form S-3 that registered an indeterminate amount of debt securities. This registration statement was effective immediately upon filing under new Securities and Exchange Commission regulations governing "well-known seasoned issuers" (the "WKSI Registration Statement"). The WKSI Registration Statement replaces, and will be used in lieu of, the $750 Million Shelf Registration Statement for offerings of debt securities occurring subsequent to May 2006.
- In August 2006, we issued $250 million of 5.3% Notes due September 1, 2011, and $250 million of 5.45% Notes due September 1, 2016. These Notes were issued under the WKSI Registration Statement.

- Proceeds from the debt issuances and any other offerings under the WKSI Registration Statement may be used for general corporate requirements. These may include reducing existing borrowings, financing capital additions, funding contributions to our pension plans, future business acquisitions and working capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

As of December 31, 2006, our contractual cash obligations by year were as follows:

	Payments Due by Year (In thousands of dollars)						
Contractual Obligations	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**
Unconditional Purchase Obligations	$1,023,500	$271,800	$72,300	$25,100	$ —	$ —	$1,392,700
Non-cancelable Operating Leases	14,334	12,969	9,124	6,511	5,892	16,091	64,921
Long-term Debt	188,765	144	147	136	250,000	997,701	1,436,893
Total Obligations	$1,226,599	$284,913	$81,571	$31,747	$255,892	$1,013,792	$2,894,514

In entering into contractual obligations, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. Our risk is limited to replacing the contracts at prevailing market rates. We do not expect any significant losses resulting from counterparty defaults.

Purchase Obligations

We enter into certain obligations for the purchase of raw materials. These obligations were primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year presented above consisted of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2006.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent we have entered into commodities futures contracts to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts. This applies to the extent that we have hedged the unpriced contracts as of December 31, 2006 and in future periods by entering into commodities futures contracts. Taking delivery of the specific commodities for use in the manufacture of finished goods satisfies these obligations. For each of the three years in the period ended December 31, 2006, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

Lease Arrangement with Special Purpose Trust

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* ("Interpretation No. 46"). Interpretation No. 46 addresses consolidation by business enterprises of special-purpose entities ("SPEs"), such as special-purpose trusts ("SPTs"), to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests. We adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of off-balance sheet arrangements with SPTs. As of December 31, 2006 and 2005, we had no off-balance sheet arrangements.

In December 2000, we entered into a lease agreement with the owner of a warehouse and distribution facility in Redlands, California. The lease term was approximately ten years, with occupancy to begin upon completion of the facility. The lease agreement contained an option for us to purchase the facility. In January 2002, we assigned our right to purchase the facility to an SPT that in turn purchased the completed facility and leased it to us under a new lease agreement. The term of this lease agreement was five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $40.1 million. We exercised our option to purchase the facility at the original cost of $40.1 million at the end of the lease term in January 2007.

Asset Retirement Obligations

Our Company has a number of facilities that contain varying degrees of asbestos in certain locations within these facilities. Our asbestos management program is compliant with current regulations. Current regulations require that we handle or dispose of this type of asbestos in a special manner if such facilities undergo major renovations or are demolished. We believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve the removal of asbestos.

Income Tax Obligations

We base our deferred income taxes, accrued income taxes and provision for income taxes upon income, statutory tax rates, the legal structure of our Company and interpretation of tax laws. We are regularly audited by Federal, state and foreign tax authorities. From time to time, these audits result in assessments of additional tax. We maintain reserves for such assessments. We determine the reserves based upon our judgment of assessment risk. We adjust the reserves, from time to time, based upon changing facts and circumstances, such as receiving audit assessments or clearing of an item for which a reserve has been established.

A settlement of Federal tax audits for the 1999 and 2000 tax years, as well as the resolution of a number of state tax audit issues were concluded during the second quarter of 2004. Based upon the results of the audits, we reduced our income tax contingency reserves by $73.7 million. This reflected a reduction of the provision for income taxes by $61.1 million and a reduction to goodwill of $12.6 million. The reserve adjustment related primarily to the deductibility of certain expenses, interest on potential assessments, and acquisition and divestiture matters. Assessments of additional tax require cash payments. We are not aware of any significant income tax assessments.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

We use certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and options, and commodities futures contracts, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures. We enter into interest rate swap agreements and foreign currency contracts and options for periods consistent with related underlying exposures. These derivative instruments do not constitute positions independent of those exposures. We enter into commodities futures contracts for varying periods. These futures contracts are intended to be, and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any significant losses from counterparty defaults.

Accounting Under Statement of Financial Accounting Standards No. 133

We account for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS No. 133, as amended"). SFAS No. 133, as amended, provides that we report the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument as a component of other comprehensive income. We reclassify the effective portion of the gain or loss on these derivative instruments into income in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument resulting from hedge ineffectiveness, if any, must be recognized currently in earnings.

Fair value hedges pertain to derivative instruments that qualify as a hedge of exposures to changes in the fair value of a firm commitment or assets and liabilities recognized on the balance sheet. For fair value hedges, we reflect the gain or loss on the derivative instrument in earnings in the period of change together with the offsetting loss or gain on the hedged item. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

As of December 31, 2006, we designated and accounted for all derivative instruments, including foreign exchange contracts and options, and commodities futures contracts, as cash flow hedges.

We adopted SFAS No. 133, as amended, as of January 1, 2001. Additional information regarding accounting policies associated with derivative instruments is contained in Note 5 to the Consolidated Financial Statements, Derivative Instruments and Hedging Activities.

The information below summarizes our market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2006. Note 1, Note 5 and Note 7 to the Consolidated Financial Statements provide additional information.

Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2006. We determined the fair value of long-term debt based upon quoted market prices for the same or similar debt issues.

	Maturity Date							
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
In thousands of dollars except for rates								
Long-term Debt	$188,765	$144	$147	$136	$250,000	$997,701	$1,436,893	$1,519,067
Interest Rate	6.3%	2.0%	2.0%	2.0%	5.3%	6.3%	6.1%	

We calculated the interest rates on variable rate obligations using the rates in effect as of December 31, 2006.

Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, from time to time, we enter into interest rate swap agreements.

In December 2005, we entered into forward swap agreements to hedge interest rate exposure related to $500 million of term financing to be executed during 2006. In February 2006, we terminated a forward swap agreement hedging the anticipated execution of $250 million of term financing because the transaction was no longer expected to occur by the originally specified time period or within an additional two-month period of time thereafter. We recorded a gain of $1.0 million in the first quarter of 2006 as a result of the discontinuance of this cash flow hedge. In August 2006, a forward swap agreement hedging the anticipated issuance of $250 million of

10-year notes matured resulting in cash receipts of $3.7 million. The $3.7 million gain on the swap will be amortized as a reduction to interest expense over the term of the $250 million of 5.45% Notes due September 1, 2016.

In October 2003, we entered into swap agreements effectively converting interest payments on long-term debt from fixed to variable rates. We converted interest payments on $200 million of 6.7% Notes due in October 2005 and $150 million of 6.95% Notes due in March 2007 from their respective fixed rates to variable rates based on the London Interbank Offered Rate, LIBOR. In March 2004, we terminated these agreements, resulting in cash receipts totaling $5.2 million, with a corresponding increase to the carrying value of the long-term debt. We are amortizing or have amortized this increase over the remaining terms of the respective long-term debt as a reduction to interest expense.

The fair value of interest rate swaps equals the difference in the present values of cash flows calculated at the contracted interest rates and at current market interest rates at the end of the period. We calculate the fair value of the swap agreements quarterly based upon the quoted market price for the same or similar financial instruments. As of December 31, 2006, we were not a party to any interest rate swap agreements.

A summary of the fair value and market risk associated with interest rate swaps is as follows:

December 31, **In millions of dollars**	**2006**	**2005**
Fair value of forward swap agreements—liability	$—	$4.9
Potential net loss in fair value of interest rate swaps of ten percent resulting from a hypothetical near-term adverse change in market rates	$—	$ .5

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions denominated in foreign currencies. These transactions are primarily purchase commitments or forecasted purchases of equipment, raw materials and finished goods. We also may hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months.

Foreign exchange forward contracts and options are effective as hedges of identifiable, foreign currency commitments. We designate our foreign exchange forward contracts as cash flow hedging derivatives. The fair value of these contracts is classified as either an asset or liability on the Consolidated Balance Sheets. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings.

A summary of foreign exchange forward contracts and options and the corresponding amounts at contracted forward rates is as follows:

December 31,	**2006**		**2005**	
In millions of dollars	**Contract Amount**	**Primary Currencies**	**Contract Amount**	**Primary Currencies**
Foreign exchange forward contracts and options to purchase foreign currencies	**$29.0**	Australian dollars Canadian dollars Euros	$51.1	Australian dollars British sterling Euros

We define the fair value of foreign exchange forward contracts and options as the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts and options on a quarterly basis by obtaining market quotes for future contracts with similar terms, adjusted where necessary for maturity differences.

A summary of the fair value and market risk associated with foreign exchange forward contracts and options is as follows:

December 31, In millions of dollars	2006	2005
Fair value of foreign exchange forward contracts and options—asset	$1.5	$.4
Potential net loss in fair value of foreign exchange forward contracts and options of ten percent resulting from a hypothetical near-term adverse change in market rates	$ .2	$.1

Our risk related to foreign exchange forward contracts and options is limited to the cost of replacing the contracts at prevailing market rates.

Commodities—Price Risk Management and Futures Contracts

Our most significant raw material requirements include cocoa, sugar, milk, peanuts and almonds. The cost of cocoa beans and prices for related futures contracts historically have been subject to wide fluctuations attributable to a variety of factors. These factors include:

- the effect of weather on crop yield;
- imbalances between supply and demand;
- currency exchange rates;
- political unrest in producing countries; and
- speculative influences.

During 2006, cocoa prices traded in a relatively wide range between 67¢ and 75¢ per pound, based on the New York Board of Trade futures contract. Our costs will not necessarily reflect market price fluctuations because of our forward purchasing practices, premiums and discounts that reflect varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

We attempt to minimize the effect of future price fluctuations related to the purchase of our raw materials by using forward purchasing to cover future manufacturing requirements generally for 3 to 24 months. We use futures contracts in combination with forward purchasing of cocoa and other commodities primarily to provide favorable pricing opportunities and flexibility in sourcing our raw material and energy requirements. We use fuel oil futures contracts to minimize price fluctuations associated with our transportation costs. Our commodity procurement practices are intended to reduce the risk of future price increases and provide visibility to future costs, but also may potentially limit our ability to benefit from possible price decreases.

We account for commodities futures contracts in accordance with SFAS No. 133, as amended. We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the New York Board of Trade or various other exchanges. These changes in value represent unrealized gains and losses. We report these cash transfers as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for the payment of future invoice prices of raw materials, energy requirements and transportation costs. Futures held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

Sensitivity Analysis

The following sensitivity analysis reflects our market risk to a hypothetical adverse market price movement of ten percent, based on our net commodity positions at four dates spaced equally throughout the year. Our net commodity positions consist of the amount of futures contracts we hold over or under the amount of futures contracts we need to price unpriced physical forward contracts for the same commodities. Inventories, priced forward contracts and estimated anticipated purchases not yet under contract were not included in the sensitivity analysis calculations. We define a loss, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions reflect quoted market prices or estimated future prices, including estimated carrying costs corresponding with the future delivery period.

For the years ended December 31,	2006		2005	
	Fair Value	Market Risk (Hypothetical 10% Change)	Fair Value	Market Risk (Hypothetical 10% Change)
In millions of dollars				
Highest long position	**$ 138.4**	**$13.8**	$ 16.3	$ 1.6
Lowest long position	**(147.0)**	**14.7**	(204.5)	20.5
Average position (long)	**(37.3)**	**3.7**	(126.3)	12.6

The increase in fair values from 2005 to 2006 primarily reflected an increase in net commodity positions. The negative positions primarily resulted as unpriced physical forward contract futures requirements exceeded the amount of commodities futures that we held at certain points in time during the years.

Sensitivity analysis disclosures represent forward-looking statements which are subject to certain risks and uncertainties that could cause our actual results to differ materially from those presently anticipated or projected. Factors that could affect the sensitivity analysis disclosures include:

- significant increases or decreases in market prices reflecting fluctuations attributable to the effect of weather on crop yield;
- imbalances between supply and demand;
- currency exchange rates;
- political unrest in producing countries;
- speculative influences; and
- changes in our hedging strategies.

USE OF ESTIMATES AND OTHER CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with GAAP. In various instances, GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to the following:

- Accounts Receivable—Trade
- Accrued Liabilities
- Pension and Other Post-Retirement Benefit Plans
- Goodwill and Other Intangible Assets
- Commodities Futures Contracts

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with the Audit Committee of our Board of Directors. While we base estimates and assumptions on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. For a discussion of our significant accounting policies, refer to Note 1 of the Notes to Consolidated Financial Statements.

Accounts Receivable—Trade

In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria. Our primary concentration of credit risk is associated with McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers. McLane Company, Inc. accounted for approximately 22.9% of our total accounts receivable as of December 31, 2006. As of December 31, 2006, no other customer accounted for more than 10% of our total accounts receivable. We believe we have little concentration of credit risk associated with the remainder of our customer base.

Accounts Receivable—Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the following:

- Aging of accounts receivable at the date of the financial statements;
- Assessments of collectibility based on historical trends; and
- Evaluation of the impact of current and projected economic conditions.

We monitor the collectibility of our accounts receivable on an ongoing basis by analyzing aged accounts receivable, assessing the credit worthiness of our customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. Estimates with regard to the collectibility of accounts receivable are reasonably likely to change in the future.

Information on our Accounts Receivable—Trade, related expenses and assumptions is as follows:

For the three-year period In millions of dollars, except percents	2004-2006
Average expense for potential uncollectible accounts	$.8
Average write-offs of uncollectible accounts	$2.4
Allowance for doubtful accounts as a percentage of gross accounts receivable	1% – 3%

- We recognize the provision for uncollectible accounts as selling, marketing and administrative expense in the Consolidated Statements of Income.
- If we made reasonably possible near-term changes in the most material assumptions regarding collectibility of accounts receivable, our annual provision could change within the following range:
  - A reduction in expense of approximately $3.8 million; and
  - An increase in expense of approximately $3.0 million.
- Changes in estimates for future uncollectible accounts receivable would not have a material impact on our liquidity or capital resources.

Accrued Liabilities

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products.

Liabilities associated with marketing promotion programs

We recognize the costs of marketing promotion programs as a reduction to net sales along with a corresponding accrued liability based on estimates at the time of revenue recognition.

Information on our promotional costs and assumptions is as follows:

For the years ended December 31, In millions of dollars	2006	2005	2004
Promotional costs	**$625.8**	$583.5	$555.9

- We determine the amount of the accrued liability by:
  - Analysis of programs offered;
  - Historical trends;
  - Expectations regarding customer and consumer participation;
  - Sales and payment trends; and
  - Experience with payment patterns associated with similar, previously offered programs.
- The estimated costs of these programs are reasonably likely to change in the future due to changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products.
- Reasonably possible near-term changes in the most material assumptions regarding the cost of promotional programs could result in changes within the following range:
  - A reduction in costs of approximately $17.0 million
  - An increase in costs of approximately $4.0 million
- Changes in these assumptions would affect net sales and income before income taxes.
- Over the three-year period ended December 31, 2006, actual promotion costs have not deviated from the estimated amounts by more than 6%.
- Changes in estimates related to the cost of promotional programs would not have a material impact on our liquidity or capital resources.

Liabilities associated with potentially unsaleable products

- At the time of sale, we estimate a cost for the possibility that products will become aged or unsaleable in the future. The estimated cost is included as a reduction to net sales.
- A related accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail.
- Estimates for costs associated with unsaleable products may change as a result of inventory levels in the distribution channel, current economic trends, changes in consumer demand, the introduction of new products and changes in trends of seasonal sales in response to promotional programs.
- Over the three-year period ended December 31, 2006, costs associated with aged or unsaleable products have amounted to approximately 2% of gross sales.
- Reasonably possible near-term changes in the most material assumptions regarding the estimates of such costs would have increased or decreased net sales and income before income taxes in a range from $.5 million to $1.0 million.
- Over the three-year period ended December 31, 2006, actual costs have not deviated from our estimates by more than 1%.
- Reasonably possible near-term changes in the estimates of costs associated with unsaleable products would not have a material impact on our liquidity or capital resources.

Pension and Other Post-Retirement Benefit Plans

Overview

We sponsor a number of defined benefit pension plans. The primary plans are The Hershey Company Retirement Plan and The Hershey Company Retirement Plan for Hourly Employees. These are cash balance plans that provide pension benefits for most domestic employees. We monitor legislative and regulatory developments regarding cash balance plans, as well as recent court cases, for any impact on our plans. We also sponsor two primary post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory.

We fund domestic pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974 and Federal income tax laws. For years beginning after 2007, we will need to comply with the funding requirements of the Pension Protection Act of 2006. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans. We broadly diversify our pension plan assets, consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations consider payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. We take into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with post-retirement benefit plans that provide health care and life insurance, we take into consideration the long-term annual rate of increase in the per capita cost of the covered benefits. In compliance with the provisions of Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions*, and Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, we review the discount rate assumptions and may revise them annually. The expected long-term rate of return on assets assumption ("asset return assumption") for funded plans is by its nature of a longer duration and revised only when long-term asset return projections demonstrate that need.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106, and 132 (R) ("SFAS No. 158"). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.
- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position.
- Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

We adopted the recognition and related disclosure provisions of SFAS No. 158 as of December 31, 2006. The impact of the adoption of SFAS No. 158 was as follows:

Incremental Effect of Applying SFAS No. 158 on Individual Line Items in the Consolidated Balance Sheet as of December 31, 2006

(in thousands of dollars)

	Before Application of SFAS No. 158	Adjustments Increase (Decrease)	After Application of SFAS No. 158
Prepaid expenses and other current assets	$ 100,224	$ (12,406)	$ 87,818
Other assets	590,124	(143,940)	446,184
Total assets	4,313,911	(156,346)	4,157,565
Accrued liabilities	450,982	3,041	454,023
Other long-term liabilities	398,703	87,770	486,473
Deferred income taxes	395,188	(109,185)	286,003
Total liabilities	3,492,516	(18,374)	3,474,142
Accumulated other comprehensive loss	(217)	(137,972)	(138,189)
Total stockholders' equity	821,395	(137,972)	683,423

Pension Plans

Our pension plan costs and related assumptions were as follows:

For the years ended December 31, In millions of dollars	2006	2005	2004
Net periodic pension benefit costs	**$25.3**	$29.9	$34.4
Assumptions:			
Average discount rate assumptions—net periodic benefit cost calculation	**5.4%**	5.7%	6.0%
Average discount rate assumptions—benefit obligation calculation	**5.7%**	5.4%	5.7%
Asset return assumptions	**8.5%**	8.5%	8.5%

Net Periodic Pension Benefit Costs

We expect net periodic pension benefit income in 2007 primarily due to the better than expected asset return in 2006, the modifications announced in October 2006 which will reduce future benefits under The Hershey Company Retirement Plan, The Hershey Company Retirement Plan for Hourly Employees and the Supplemental Executive Retirement Plan, and the impact of a higher discount rate assumption as of December 31, 2006. The recognized net actuarial losses will be lower in 2007 primarily due to the better than expected asset return in 2006. Actuarial gains and losses may arise when actual experience differs from assumed experience or when we revise the actuarial assumptions used to value the plans' obligations.

We only amortize the unrecognized net actuarial gains/losses in excess of 10% of a respective plan's projected benefit obligation, or the fair market value of assets, if greater. The estimated recognized net actuarial loss component of net periodic pension benefit costs for 2007 is $2.4 million. This amount was based on the December 31, 2006 unrecognized net actuarial loss of $175.1 million and an amortization period of primarily between thirteen and fifteen years. We present the unrecognized net actuarial loss in Note 12, Pension and Other Post-Retirement Benefit Plans. The thirteen to fifteen year amortization period equals the average remaining service period of active employees expected to receive benefits under the plans ("average remaining service period"). Changes to the assumed rates of participant termination, disability and retirement would affect the average remaining service period. An increase in these rates would decrease the average remaining service period and a decrease in these rates would have the opposite effect. However, we anticipate no changes to the assumed rates at this time. The 2006 recognized net actuarial loss component of net periodic pension benefit costs was $12.1 million. Projections beyond 2007 are dependent on a variety of factors such as changes to the discount rate and the actual return on pension plan assets.

Average Discount Rate Assumption—Net Periodic Benefit Costs

The discount rate represents the estimated rate at which we could effectively settle our pension benefit obligations. In order to estimate this rate for 2006, a single effective rate of discount was determined by our actuaries after discounting the pension obligation's cash flows using the spot rate of matching duration from the Citigroup Pension Discount Curve. In 2005 and 2004, we considered the yields of high quality securities in determining the average discount rate assumptions. High quality securities are generally considered to be those receiving a rating no lower than the second highest given by a recognized rating agency. The duration of such securities is reasonably comparable to the duration of our pension plan liabilities.

The use of a different discount rate assumption can significantly affect net periodic benefit cost:

- A one-percentage point decrease in the discount rate assumption would have increased 2006 net periodic pension benefit cost by $14.2 million.
- A one-percentage point increase in the discount rate assumption would have decreased 2006 net periodic pension benefit cost by $12.1 million.

Average Discount Rate Assumption—Benefit Obligations

The discount rate assumption to be used in calculating the amount of benefit obligations is determined in the same manner as the average discount rate assumption used to calculate net periodic benefit cost as described above. We increased our 2006 discount rate assumption due to the increasing interest rate environment.

The use of a different discount rate assumption can significantly affect the amount of benefit obligations:

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2006 pension benefits obligations by $136.7 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2006 pension benefits obligations by $114.9 million.

Asset Return Assumptions

We based the expected return on plan assets component of net periodic pension benefit costs on the fair market value of pension plan assets. To determine the expected return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on the categories of plan assets. The historical geometric average return over the 19 years prior to December 31, 2006 was approximately 9.9%. The actual return on assets was as follows:

For the years ended December 31,	2006	2005	2004
Actual return on assets	15.7%	7.8%	10.7%

The use of a different asset return assumption can significantly affect net periodic benefit cost:

- A one-percentage point decrease in the asset return assumption would have increased 2006 net periodic pension benefit cost by $12.3 million.
- A one-percentage point increase in the asset return assumption would have decreased 2006 net periodic pension benefit cost by $12.3 million.

Our asset investment policies specify ranges of asset allocation percentages for each asset class. The ranges for the domestic pension plans were as follows:

Asset Class	Allocation Range
Equity securities	50% – 85%
Debt securities	15% – 50%
Cash and certain other investments	0% – 5%

As of December 31, 2006, actual allocations were within the specified ranges. We expect the level of volatility in pension plan asset returns to be in line with the overall volatility of the markets and weightings within the asset classes.

For 2006 and 2005, minimum funding requirements for the plans were not material. However, we made contributions of $23.6 million in 2006 and $277.5 million in 2005 to improve the funded status. These contributions were fully tax deductible. A one-percentage point change in the funding discount rate or asset return assumptions would not have changed the 2006 minimum funding requirements for the domestic plans. For 2007, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material.

Post-Retirement Benefit Plans

Other post-retirement benefit plan costs and related assumptions were as follows:

For the years ended December 31, In millions of dollars	2006	2005	2004
Net periodic other post-retirement benefit cost	**$28.7**	$24.6	$24.3
Assumptions:			
Average discount rate assumption	**5.4%**	5.7%	6.0%

The use of a different discount rate assumption can significantly affect net periodic other post-retirement benefit cost:

- A one-percentage point decrease in the discount rate assumption would have increased 2006 net periodic other post-retirement benefit cost by $1.9 million.
- A one-percentage point increase in the discount rate assumption would have decreased 2006 net periodic other post-retirement benefit cost by $1.6 million.

Other post-retirement benefit obligation assumptions were as follows:

December 31, In millions of dollars	2006	2005
Other post-retirement benefit obligation	**$345.1**	$355.9
Assumptions:		
Benefit obligations discount rate assumption	**5.7%**	5.4%

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2006 other post-retirement benefits obligations by $37.9 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2006 other post-retirement benefits obligations by $31.6 million.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. This standard classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, the standard requires impairment testing if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and for goodwill, the standard requires impairment testing at least annually or more frequently if events or circumstances indicate that these assets might be impaired.

We use a two-step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying amount of the reporting unit, including goodwill. We estimate the fair value of the reporting unit based on discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference.

The assumptions we used to estimate fair value are based on the past performance of each reporting unit and reflect the projections and assumptions that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

Our other intangible assets consist primarily of customer-related intangible assets, patents and trademarks obtained through business acquisitions. We amortize customer-related intangible assets and patents over their estimated useful lives. The useful lives of trademarks were determined to be indefinite and, therefore, we do not amortize them. We evaluate our trademarks for impairment by comparing the carrying amount of the assets to their estimated fair value. If the estimated fair value is less than the carrying amount, we record an impairment charge to reduce the asset to its estimated fair value. The estimated fair value is generally determined based on discounted future cash flows.

We completed our annual impairment tests and determined that none of our goodwill or other intangible assets was impaired as of December 31, 2006, 2005 and 2004.

Commodities Futures Contracts

We use futures contracts in combination with forward purchasing of cocoa and other commodities primarily to reduce the risk of future price increases, provide visibility to future costs and take advantage of market fluctuations. Accounting for commodities futures contracts is in accordance with SFAS No. 133, as amended. Additional information with regard to accounting policies associated with commodities futures contracts and other derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Our gains (losses) on cash flow hedging derivatives were as follows:

For the years ended December 31, In millions of dollars	2006	2005	2004
Net after-tax gains (losses) on cash flow hedging derivatives	**$11.4**	$(6.5)	$16.3
Reclassification adjustments from accumulated other comprehensive loss to income	**(5.3)**	18.1	26.1
Hedge ineffectiveness gains (losses) recognized in cost of sales, before tax	**2.0**	(2.0)	.4

- We reflected reclassification adjustments related to gains or losses on commodities futures contracts in cost of sales.
- No gains or losses on commodities futures contracts resulted because we discontinued a hedge due to the probability that the forecasted hedged transaction would not occur.
- We recognized no components of gains or losses on commodities futures contracts in income due to excluding such components from the hedge effectiveness assessment.

The amount of net losses on cash flow hedging derivatives, including foreign exchange forward contracts and options, and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $4.6 million after tax as of December 31, 2006. This amount is primarily associated with commodities futures contracts.

RETURN MEASURES

We believe that two important measures of profitability are operating return on average stockholders' equity and operating return on average invested capital. These operating return measures calculated in accordance with GAAP are presented on the SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY on page 15 with the directly comparable Non-GAAP operating return measures. The Non-GAAP operating return measures are calculated using Non-GAAP Income excluding items affecting comparability. A reconciliation of Net Income presented in accordance with GAAP to Non-GAAP Income excluding items affecting comparability is provided on pages 17 and 18, along with the reasons why we believe that the use of Non-GAAP Income in these calculations provides useful information to investors.

Operating Return on Average Stockholders' Equity

Operating return on average stockholders' equity is calculated by dividing net income by the average of beginning and ending stockholders' equity. To calculate Non-GAAP operating return on average stockholders' equity, we define Non-GAAP Income as net income adjusted to exclude certain items. These items include the following:

- Amortization of indefinite-lived intangibles for all years
- After-tax effect of the business realignment initiatives in 2006, 2005, 2003, 2002 and 2001
- Adjustment to income tax contingency reserves which reduced the provision for income taxes in 2004
- After-tax gain on the sale of a group of our gum brands in 2003
- After-tax effect of incremental expenses to explore the possible sale of our Company in 2002
- After-tax gain on the sale of the Luden's throat drops business in 2001

Our operating return on average stockholders' equity, GAAP basis, was 65.8% in 2006. Our Non-GAAP operating return on average stockholders' equity was 66.7% in 2006. The increase in operating return on average stockholders' equity in 2006 was principally due to a reduction in equity resulting from share repurchases and the adoption of SFAS No. 158. Over the last six years, our Non-GAAP operating return on stockholders' equity has ranged from 32.1% in 2001 to 66.7% in 2006.

Operating Return on Average Invested Capital

Operating return on average invested capital is calculated by dividing earnings by average invested capital. Average invested capital consists of the annual average of the beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity.

For the calculation of operating return on average invested capital, GAAP basis, earnings is defined as net income less the after-tax effect of interest on long-term debt. For the calculation of the Non-GAAP operating return measure, we define earnings as net income adjusted to exclude the following:

- Amortization of indefinite-lived intangibles for all years
- After-tax effect of the business realignment initiatives in 2006, 2005, 2003, 2002 and 2001
- Adjustment to income tax contingency reserves on the provision for income taxes in 2004
- After-tax gain on the sale of a group of our gum brands in 2003
- After-tax effect of incremental expenses to explore the possible sale of our Company in 2002
- After-tax gain on the sale of the Luden's throat drops business in 2001
- After-tax effect of interest on long-term debt

Our operating return on average invested capital, GAAP basis, was 26.4% in 2006. Our Non-GAAP operating return on average invested capital was 26.8% in 2006. Over the last six years, our Non-GAAP operating return on average invested capital has ranged from 18.1% in 2001 to 26.8% in 2006 and 2005.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. Refer to Risk Factors on page 8 for information concerning the key risks to achieving our future performance goals.

During the three years ended December 31, 2006, we have improved operating results as we implemented our business strategies. Over the long-term, our strategies seek to achieve the following goals, excluding items affecting comparability:

- Net sales growth of 3% – 4% per year;
- Annual growth in EBIT of 7% – 9%;
- Improvement in EBIT margin of 70 – 90 basis points per year; and
- EPS growth of 9% – 11% per year.

Our focus in 2007 includes enhancing the relevance of our products, extending our reach and enabling our growth. Key priorities include the following:

- Accelerating core brand growth;
- Investing in innovative new product platforms;
- Refocusing snack adjacencies;
- Disciplined global expansion; and
- Providing affordability by expanding gross margin.

We expect sales growth in 2007 to be within our long-term goal of 3% to 4%. Our top priority is restoring and accelerating core brand growth, with renewed emphasis on our iconic brands, particularly *Kisses, Hershey's* and *Reese's.* Investment in these brands will double in 2007 with enhanced advertising, increased consumer support and powerful in-store merchandising.

Emphasis during 2007 will also be focused on on-trend growth platforms that leverage our iconic brands, our confectionery and nut expertise and our marketplace scale. The primary growth platforms that we will focus on in 2007 are:

- Dark and premium chocolate;

- Refreshment products;
- Health and wellness products; and
- Substantial snacks.

Growth in the dark and premium chocolate platform will be driven by the *Cacao Reserve by Hershey's* product line introduced in 2006, sales growth for *Hershey's* Extra Dark and *Special Dark* products, and expansion of sales of *Scharffen Berger* and *Joseph Schmidt* dark and premium chocolates.

Increases in sales of refreshment products are expected from *Ice Breakers* gum and mint items, driven by the introduction of new gum and mint sours products. *York* chocolate-covered chewy mints, introduced in late 2006, will also contribute to sales increases in 2007.

Increased sales for our health and wellness product platform will be generated by sixty calorie and one hundred calorie portion control products that leverage our scale brands, along with incremental sales of the Dagoba organic chocolates business acquired in late 2006. Growth will also be contributed from the introduction of *Ice Breakers* mint and gum products that contain Vitamin C, ginseng and antioxidants.

Growth in the substantial snack platform is anticipated from sales of new layered sandwich cookies, single-serve soft cookies and brownies primarily under the *Hershey's* and *Reese's* brand names. Sales increases are also expected from our *Really Nuts* product line in 2007.

Over time, we will focus on disciplined global expansion in selected high potential markets with a regionally relevant product portfolio. Geographically, we expect future net sales growth to be concentrated primarily in emerging markets in Asia, particularly India and China, Mexico and selected markets in South America. We intend to focus on growth from our large-scale brands, expand our sales to global customers and develop region-specific business systems and alliances.

We expect a return to gross margin expansion in 2007, excluding items affecting comparability. We expect higher input costs in 2007, compared with 2006, although to a lesser extent than the cost increases in 2006 compared with 2005. The amount of these cost increases will be subject to changes in market conditions for costs that we have not fully hedged. We utilize forward purchasing and commodity futures contracts and maintain a commodity procurement function to assess market fundamentals and develop procurement strategies. We expect to offset these cost increases through a combination of the following:

- Improved sales mix from higher margin single serve products and new product platforms;
- Reduced costs for product obsolescence;
- Effective procurement strategies;
- Continued improvements in supply chain productivity; and
- Cost control initiatives.

EBIT is expected to grow 3% to 4% in 2007, excluding items affecting comparability. Net sales growth and gross margin expansion will be substantially offset by increased investment in trade and consumer promotional programs and advertising, along with investment in our international businesses.

EBIT margin is expected to be flat in 2007, excluding items affecting comparability. EBIT margin is affected by the following factors:

- Selling prices;
- Promotional allowances;
- Raw material and other input costs;

- Supply chain efficiencies;
- The mix of products sold in any period;
- Investment in advertising and consumer marketing programs; and
- Selling and administrative expenses.

Improvement in gross margin resulting from a more profitable sales mix and continued enhancement of supply chain productivity is expected to be offset by increased brand investment and the impact of our expanded international operations. Selling, marketing and administrative expenses will increase as a percentage of sales during 2007. This is expected to result from increased advertising and consumer marketing expenses, and improvements in retail coverage and technology, along with the restoration of certain administrative expenses that were unusually low during 2006 because of our business realignment initiatives and lower than expected performance.

Net income and EPS in 2006 were unfavorably impacted by the 2005 business realignment initiatives. Excluding the impact of business realignment initiatives, net income is expected to increase 3% to 4% and EPS is expected to increase within a range of 7% to 9% for the full year 2007, reflecting the impact of lower weighted average shares outstanding resulting from share repurchases.

We expect strong cash flows from operating activities in 2007. Net cash provided from operating activities is expected to exceed cash requirements for capital additions, capitalized software additions and anticipated dividend payments. We will continue to monitor the funded status of pension plans based on market performance and make future contributions as appropriate. The plans were sufficiently funded at the end of 2006. We do not anticipate significant pension plan contributions in 2007. We will continue to repurchase shares of our Common Stock during 2007 under the $250 million share repurchase program approved in December 2006.

SUBSEQUENT EVENTS

In January 2007, our Company and Lotte Confectionery Co., LTD., Korea's leading confectionery and ice cream manufacturer, announced a manufacturing joint venture in China that will produce Hershey and Lotte products for the market in China. The manufacturing agreement is part of a strategic alliance that enables the companies to explore opportunities for marketing and distribution of products in Asia and the United States. The manufacturing facility, located in Jinshan, near Shanghai, will make a variety of *Hershey's*, *Hershey's Kisses* and *Reese's* products and is expected to be in operation by June 2007, with products available in retail locations in China by August 2007. As part of the agreement, we will provide Lotte with expertise and distribution capabilities in the United States and will help test and distribute Lotte's Xylitol gum and a variety of other refreshment products.

In February 2007, our Board of Directors approved a comprehensive, three-year supply chain transformation program. We expect to complete this program by December 31, 2009. When completed, this program will greatly enhance our manufacturing, sourcing and customer service capabilities, and will generate significant resources to invest in our growth initiatives. These initiatives include accelerated marketplace momentum within our core U.S. business, creation of innovative new product platforms to meet consumer and customer needs, and disciplined global expansion.

Under the program, which we will implement in stages over the next three years, we will:

- Significantly increase manufacturing capacity utilization by reducing the number of production lines by more than one-third;
- Outsource production of low value-added items; and,
- Construct a flexible, cost-effective production facility in Monterrey, Mexico to meet current and emerging marketplace needs.

The result of our transformation program will be a flexible, global supply chain capable of delivering our iconic brands, in a wide range of affordable items and assortments, across retail channels in our priority markets. We will source finished products from fewer facilities, each one a center of excellence specializing in our proprietary product technologies. Increased access to borderless sourcing will further leverage our manufacturing scale within a lower overall cost structure.

We have developed a phased, three-year plan to ensure smooth implementation and to maintain product quality and customer service. The program will result in a total net reduction of approximately 1,500 positions across our supply chain over the next three years. When completed, manufacturing of approximately 80 percent of our production volume will take place in the U.S. and Canada.

We estimate that the program will incur pre-tax charges and non-recurring project implementation costs of $525 million to $575 million over the next three years. This estimate includes $275 million to $300 million in asset write-offs, $200 million to $225 million in employment-related costs, including the impact of curtailment charges associated with our pension and other post-retirement benefit plans, and approximately $50 million in project implementation costs. We will incur these charges primarily in 2007 and 2008, with approximately $300 million expected to be charged in 2007. We estimate the cash portion of the total charge to be $275 million to $300 million.

This initiative also includes gross capital investments of $300 million to $310 million. Capital investments over the implementation period are expected to be approximately $200 million more than previous expectations of $190 million to $200 million per year, resulting in total capital expenditures of $250 million to $300 million in 2007 and $225 million to $250 million in 2008 and 2009. Following completion of this initiative, we expect annual capital investments of approximately $140 million to $160 million.

As a result of the program, we estimate that our gross margin should improve significantly, with on-going annual savings of approximately $170 million to $190 million generated by 2010. We will invest a portion of these savings in our strategic growth initiatives, in such areas as core brand growth, new product innovation, selling and go-to-market capabilities, and disciplined global expansion. The amount and timing of this investment will be contingent upon market conditions and the pace of our innovation and global expansion.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN No. 48 describes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 was effective for our Company as of January 1, 2007. We do not expect any significant changes to the recognition and measurement of our tax positions or to our effective income tax rate as a result of the adoption of this new accounting interpretation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for our Company beginning January 1, 2008. We have not yet determined the impact of the adoption of this new accounting standard.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for our Company beginning January 1, 2008. We have not yet determined the impact, if any, from the adoption of SFAS No. 159.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information required by this item with respect to market risk is set forth in the section entitled "Accounting Policies and Market Risks Associated with Derivative Instruments," found on pages 31 through 35.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2006 Annual Report to Stockholders

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Hershey Company is responsible for the financial statements and other financial information contained in this report. The Company believes that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of the system must be related to the benefits to be derived. The Company believes its system provides an appropriate balance in this regard. The Company maintains an Internal Audit Department which reviews the adequacy and tests the application of internal accounting controls.

The 2006, 2005 and 2004 financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP's report on the Company's financial statements is included on page 51.

The Audit Committee of the Board of Directors of the Company, consisting solely of independent, non-management directors, meets regularly with the independent auditors, internal auditors and management to discuss, among other things, the audit scopes and results. KPMG LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.

Richard H. Lenny
Chief Executive Officer

David J. West
Chief Financial Officer

2006 Annual Report to Stockholders

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

The Hershey Company:

We have audited the accompanying consolidated balance sheets of The Hershey Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hershey Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans* at December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

New York, New York
February 22, 2007

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, In thousands of dollars except per share amounts	2006	2005	2004
Net Sales	**$4,944,230**	$4,819,827	$4,416,389
Costs and Expenses:			
Cost of sales	**3,076,718**	2,956,682	2,672,716
Selling, marketing and administrative	**860,378**	912,986	867,104
Business realignment and asset impairments, net	**14,576**	96,537	—
Total costs and expenses	**3,951,672**	3,966,205	3,539,820
Income before Interest and Income Taxes	**992,558**	853,622	876,569
Interest expense, net	**116,056**	87,985	66,533
Income before Income Taxes	**876,502**	765,637	810,036
Provision for income taxes	**317,441**	277,090	235,399
Net Income	**$ 559,061**	$ 488,547	$ 574,637
Net Income Per Share—Basic—Common Stock	**$ 2.44**	$ 2.05	$ 2.31
Net Income Per Share—Basic—Class B Common Stock	**$ 2.19**	$ 1.85	$ 2.11
Net Income Per Share—Diluted	**$ 2.34**	$ 1.97	$ 2.24
Cash Dividends Paid Per Share:			
Common Stock	**$ 1.030**	$ .9300	$ .8350
Class B Common Stock	**.925**	.8400	.7576

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

CONSOLIDATED BALANCE SHEETS

December 31, In thousands of dollars	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 97,141	$ 67,183
Accounts receivable—trade	522,673	507,119
Inventories	648,820	634,910
Deferred income taxes	61,360	73,203
Prepaid expenses and other	87,818	93,988
Total current assets	1,417,812	1,376,403
Property, Plant and Equipment, Net	1,651,300	1,659,138
Goodwill	501,955	487,338
Other Intangibles	140,314	142,626
Other Assets	446,184	597,194
Total assets	$ 4,157,565	$ 4,262,699
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 155,517	$ 167,812
Accrued liabilities	454,023	486,832
Accrued income taxes	—	16,623
Short-term debt	655,233	819,059
Current portion of long-term debt	188,765	56
Total current liabilities	1,453,538	1,490,382
Long-term Debt	1,248,128	942,755
Other Long-term Liabilities	486,473	412,929
Deferred Income Taxes	286,003	400,253
Total liabilities	3,474,142	3,246,319
Commitments and Contingencies	—	—
Stockholders' Equity:		
Preferred Stock, shares issued: none in 2006 and 2005	—	—
Common Stock, shares issued: 299,085,666 in 2006 and 299,083,266 in 2005	299,085	299,083
Class B Common Stock, shares issued: 60,816,078 in 2006 and 60,818,478 in 2005	60,816	60,818
Additional paid-in capital	298,243	252,374
Unearned ESOP compensation	—	(3,193)
Retained earnings	3,965,415	3,641,483
Treasury—Common Stock shares, at cost: 129,638,183 in 2006 and 119,377,690 in 2005	(3,801,947)	(3,224,863)
Accumulated other comprehensive loss	(138,189)	(9,322)
Total stockholders' equity	683,423	1,016,380
Total liabilities and stockholders' equity	$ 4,157,565	$ 4,262,699

The notes to consolidated financial statements are an integral part of these balance sheets.

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, In thousands of dollars	2006	2005	2004
Cash Flows Provided from (Used by) Operating Activities			
Net income	**$ 559,061**	$ 488,547	$ 574,637
Adjustments to reconcile net income to net cash provided from operations:			
Depreciation and amortization	**199,911**	218,032	189,665
Stock-based compensation expense, net of tax of $14,524, $19,716 and $16,399, respectively	**25,598**	34,449	28,406
Excess tax benefits from exercise of stock options	**(9,275)**	(20,186)	(9,696)
Deferred income taxes	**4,173**	71,038	(74,570)
Business realignment initiatives, net of tax of $4,070 and $44,975, respectively	**7,573**	74,021	—
Contributions to pension plans	**(23,570)**	(277,492)	(8,020)
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:			
Accounts receivable—trade	**(14,919)**	(130,663)	32,580
Inventories	**(12,461)**	(60,062)	(47,395)
Accounts payable	**(13,173)**	16,715	(11,266)
Other assets and liabilities	**275**	47,363	113,413
Net Cash Provided from Operating Activities	**723,193**	461,762	787,754
Cash Flows Provided from (Used by) Investing Activities			
Capital additions	**(183,496)**	(181,069)	(181,728)
Capitalized software additions	**(15,016)**	(13,236)	(14,158)
Business acquisitions	**(17,000)**	(47,074)	(166,859)
Proceeds from divestitures	**—**	2,713	—
Net Cash (Used by) Investing Activities	**(215,512)**	(238,666)	(362,745)
Cash Flows Provided from (Used by) Financing Activities			
Net change in short-term borrowings	**(163,826)**	475,582	331,245
Long-term borrowings	**496,728**	248,318	—
Repayment of long-term debt	**(234)**	(278,236)	(883)
Cash dividends paid	**(235,129)**	(221,235)	(205,747)
Exercise of stock options	**37,111**	81,632	79,634
Excess tax benefits from exercise of stock options	**9,275**	20,186	9,696
Repurchase of Common Stock	**(621,648)**	(536,997)	(698,910)
Net Cash (Used by) Financing Activities	**(477,723)**	(210,750)	(484,965)
Increase (decrease) in Cash and Cash Equivalents	**29,958**	12,346	(59,956)
Cash and Cash Equivalents as of January 1	**67,183**	54,837	114,793
Cash and Cash Equivalents as of December 31	**$ 97,141**	$ 67,183	$ 54,837
Interest Paid	**$ 105,250**	$ 88,077	$ 66,151
Income Taxes Paid	**325,451**	206,704	289,607

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands of dollars	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned ESOP Compensation	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of January 1, 2004	$—	$149,528	$30,422	$131,899	$(9,580)	$3,185,232	$(2,147,441)	$ (11,085)	$1,328,975
Net income						574,637			574,637
Other comprehensive income								11,394	11,394
Comprehensive income									586,031
Dividends:									
Common Stock, $.835 per share						(159,658)			(159,658)
Class B Common Stock, $.7576 per share						(46,089)			(46,089)
Two-for-one stock split		149,529	30,422			(179,951)			—
Conversion of Class B Common Stock into Common Stock		3	(3)						—
Incentive plan transactions				36			1,609		1,645
Stock-based compensation				14,934					14,934
Exercise of stock options				23,248			81,482		104,730
Employee stock ownership trust/benefits transactions				1,296	3,193		956		5,445
Repurchase of Common Stock							(698,910)		(698,910)
Balance as of December 31, 2004	—	299,060	60,841	171,413	(6,387)	3,374,171	(2,762,304)	309	1,137,103
Net income						488,547			488,547
Other comprehensive (loss)								(9,631)	(9,631)
Comprehensive income									478,916
Dividends:									
Common Stock, $.93 per share						(170,147)			(170,147)
Class B Common Stock, $.84 per share						(51,088)			(51,088)
Conversion of Class B Common Stock into Common Stock		23	(23)						—
Incentive plan transactions				236			1,161		1,397
Stock-based compensation				35,764					35,764
Exercise of stock options				44,759			73,258		118,017
Employee stock ownership trust/benefits transactions				202	3,194		19		3,415
Repurchase of Common Stock							(536,997)		(536,997)
Balance as of December 31, 2005	—	299,083	60,818	252,374	(3,193)	3,641,483	(3,224,863)	(9,322)	1,016,380
Net income						559,061			559,061
Other comprehensive (loss)								(128,867)	(128,867)
Comprehensive income									430,194
Dividends:									
Common Stock, $1.03 per share						(178,873)			(178,873)
Class B Common Stock, $.925 per share						(56,256)			(56,256)
Conversion of Class B Common Stock into Common Stock		2	(2)						—
Incentive plan transactions				840			3,250		4,090
Stock-based compensation				34,374					34,374
Exercise of stock options				9,732			39,992		49,724
Employee stock ownership trust/benefits transactions				923	3,193		1,322		5,438
Repurchase of Common Stock							(621,648)		(621,648)
Balance as of December 31, 2006	$—	$299,085	$60,816	$298,243	$ —	$3,965,415	$(3,801,947)	$(138,189)	$ 683,423

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies employed by our Company are discussed below and in other notes to the consolidated financial statements.

Items Affecting Comparability

Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB No. 108"), required companies to change the accounting principle used for evaluating the effect of possible prior year misstatements when quantifying misstatements in current year financial statements. As a result, we changed one of the five criteria included in our revenue recognition policy below, to delay the recognition of revenue on goods in-transit until they are received by our customers. We also made adjustments to correct certain liabilities, along with a corresponding adjustment to retained earnings. Adjustments were made to liabilities primarily associated with business acquisitions and divestitures occurring prior to 2002. As permitted by SAB No. 108, we adjusted our financial statements for all prior periods to provide comparability. These adjustments were not material to our results of operations or financial condition for any of the periods presented.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106, and 132 (R) ("SFAS No. 158"). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.
- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position.
- Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

We adopted the recognition and related disclosure provisions of SFAS No. 158 as of December 31, 2006. The impact of the adoption of SFAS No. 158 was as follows:

Incremental Effect of Applying SFAS No. 158 on Individual Line Items in the Consolidated Balance Sheet as of December 31, 2006
(in thousands of dollars)

	Before Application of SFAS No. 158	Adjustments Increase (Decrease)	After Application of SFAS No. 158
Prepaid expenses and other current assets	$ 100,224	$ (12,406)	$ 87,818
Other assets	590,124	(143,940)	446,184
Total assets	4,313,911	(156,346)	4,157,565
Accrued liabilities	450,982	3,041	454,023
Other long-term liabilities	398,703	87,770	486,473
Deferred income taxes	395,188	(109,185)	286,003
Total liabilities	3,492,516	(18,374)	3,474,142
Accumulated other comprehensive loss	(217)	(137,972)	(138,189)
Total stockholders' equity	821,395	(137,972)	683,423

The consolidated financial statements include the impact of our business realignment initiatives as described in Note 3. Cost of sales included a pre-tax credit resulting from the business realignment initiatives of $3.2 million in 2006 and pre-tax charges of $22.5 million in 2005. Selling, marketing and administrative expenses included a pre-tax charge resulting from the business realignment initiatives of $.3 million in 2006.

Our effective income tax rate was 36.2% in 2006, 36.2% in 2005 and 29.1% in 2004. The effective income tax rate for 2005 benefited by 0.2 percentage points from the impact of tax rates associated with business realignment charges. The effective income tax rate for 2004 is not comparable with the effective income tax rates for 2006 and 2005 because our 2004 provision for income taxes was benefited by a $61.1 million adjustment to reduce income tax contingency reserves. The non-cash reduction of income tax expense resulted from the settlement of Federal tax audits for the 1999 and 2000 tax years, as well as the resolution of a number of state tax audit issues. Based upon the results of the audits, the income tax contingency reserves were adjusted, resulting in a reduction of income tax reserves by $73.7 million reflecting a reduction of the provision for income taxes by $61.1 million and a reduction to goodwill of $12.6 million. The income tax contingency reserve adjustments related primarily to the deductibility of certain expenses, interest on potential assessments, and acquisition and divestiture matters.

We have made certain reclassifications to prior year amounts to conform to the 2006 presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and entities in which we have a controlling financial interest after the elimination of intercompany accounts and transactions. We have a controlling financial interest if we own a majority of the outstanding voting common stock or have significant control over an entity through contractual or economic interests in which we are the primary beneficiary.

Equity Investments

We use the equity method of accounting when we have a 20% to 50% interest in other companies and exercise significant influence. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Critical accounting estimates involved in applying our accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period. Critical accounting estimates are also those which are reasonably likely to change from period to period and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.

Revenue Recognition

We record sales when all of the following criteria have been met:

- a valid customer order with a fixed price has been received;
- a delivery appointment with the customer has been made;
- the product has been delivered to the customer in accordance with the delivery appointment;
- there is no further significant obligation to assist in the resale of the product; and
- collectibility is reasonably assured.

Net sales include revenue from the sale of finished goods and royalty income, net of allowances for trade promotions, consumer coupon programs and other sales incentives, and allowances and discounts associated with aged or potentially unsaleable products. Trade promotions and sales incentives primarily include reduced price features, merchandising displays, sales growth incentives, new item allowances and cooperative advertising.

Cost of Sales

Cost of sales represents costs directly related to the manufacture and distribution of our products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, warehousing and the depreciation of manufacturing, warehousing and distribution facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes.

Selling Marketing and Administrative

Selling, marketing and administrative expenses represent costs incurred in generating revenues and in managing our business. Such costs include advertising and other marketing expenses, salaries, employee benefits, incentive compensation, research and development, travel, office expenses, amortization of capitalized software and depreciation of administrative facilities.

Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, we enter into commodities futures contracts to reduce the effect of price fluctuations.

We account for commodities futures contracts in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS No. 133, as amended"). SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. All derivative instruments which we are currently utilizing, including commodities futures contracts, are designated and accounted for as cash flow hedges. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements. Maintenance and repair expenditures are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities and production lines are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. If such assets are considered to be impaired, we measure the impairment to be recognized as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Asset Retirement Obligations

We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, and FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*—an interpretation of FASB Statement No. 143. Asset retirement obligations generally apply to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction or development and the normal operation of a long-lived asset.

We assess asset retirement obligations on a periodic basis. We recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We capitalize associated asset retirement costs as part of the carrying amount of the long-lived asset.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Other intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. We determined that the useful lives of trademarks are indefinite and, therefore, these assets are not being amortized. We are amortizing customer-related intangible assets over their estimated useful lives of approximately ten years. We are amortizing patents over their remaining legal lives of approximately fourteen years.

We conduct an impairment evaluation for goodwill annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared with the carrying amount of the goodwill and an impairment charge is recorded for the difference.

We conduct an impairment evaluation of the carrying amount of intangible assets with indefinite lives annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The assumptions we use to estimate fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. We also consider assumptions which may be used by market participants. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Comprehensive Income

We report comprehensive income (loss) on the Consolidated Statements of Stockholders' Equity and accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in Note 6, Comprehensive Income.

We translate results of operations for foreign entities using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), "Foreign Currency Translation Adjustments."

Prior to the adoption of SFAS No. 158 as of December 31, 2006, a minimum pension liability adjustment was required when the actuarial present value of accumulated pension plan benefits exceeded plan assets and accrued pension liabilities, less allowable intangible assets. Minimum pension liability adjustments, net of income taxes, were recorded as a component of other comprehensive income (loss), "Minimum Pension Liability Adjustments."

Gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss), net of related tax effects. Reclassification adjustments reflecting such gains and losses are ratably recorded in income in the same period as the hedged items affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions denominated in foreign currencies. These transactions are primarily related to firm commitments or forecasted purchases of equipment, certain raw materials and finished goods. We also hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of identifiable foreign currency commitments and forecasted transactions. Foreign exchange forward contracts and options are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts and options, is contained in Note 5, Derivative Instruments and Hedging Activities.

License Agreements

We enter into license agreements under which we have access to certain trademarks and proprietary technology, and manufacture and/or market and distribute certain products. The rights under these agreements are extendible on a long-term basis at our option subject to certain conditions, including minimum sales levels, which we have met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred and included in selling, marketing and administrative expenses.

Research and Development

We expense research and development costs as incurred. Research and development expense was $27.6 million in 2006, $22.6 million in 2005 and $23.2 million in 2004. Research and development expense is included in selling, marketing and administrative expenses.

Advertising

We expense advertising costs as incurred. Advertising expense included in selling, marketing and administrative expenses was $108.3 million in 2006, $125.0 million in 2005 and $137.9 million in 2004. Prepaid advertising expense was $0.4 million as of December 31, 2006. No prepaid advertising expense was recorded as of December 31, 2005.

Computer Software

We capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and other related costs for employees who are directly associated with and who devote time to the internal-use software project and (iii) interest costs incurred, when material, while developing internal-use software. We cease capitalization of such costs no later than the point at which the project is substantially complete and ready for its intended purpose.

The unamortized amount of capitalized software was $36.0 million as of December 31, 2006 and was $34.4 million as of December 31, 2005. We amortize software costs using the straight-line method over the expected life of the software, generally three to five years. Accumulated amortization of capitalized software was $145.4 million as of December 31, 2006 and $130.8 million as of December 31, 2005.

We review the carrying value of software and development costs for impairment in accordance with our policy pertaining to the impairment of long-lived assets. Generally, we measure impairment under the following circumstances:

- when internal-use computer software is not expected to provide substantive service potential;
- a significant change occurs in the extent or manner in which the software is used or is expected to be used;
- a significant change is made or will be made to the software program; and
- costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

2. ACQUISITIONS AND DIVESTITURES

In October 2006, our wholly-owned subsidiary, Artisan Confections Company, purchased the assets of Dagoba Organic Chocolates, LLC, based in Ashland, Oregon, for $17.0 million. Dagoba is known for its high-quality organic chocolate bars, drinking chocolates and baking products that are primarily sold in natural food and gourmet stores across the United States. In accordance with the purchase method of accounting, the purchase price of the acquisition was allocated to the underlying assets and liabilities at the date of the acquisition based on their preliminary estimated respective fair values which may be revised at a later date. We have not yet finalized the purchase price allocation for the Dagoba acquisition and are in the process of obtaining valuations for the acquired net assets. Total liabilities assumed were $1.7 million.

In August 2005, Artisan Confections Company completed the acquisition of Scharffen Berger Chocolate Maker, Inc. Based in San Francisco, California, Scharffen Berger is known for its high-cacao content, signature dark chocolate bars and baking products sold online and in a broad range of outlets, including specialty retailers, natural food stores and gourmet centers across the United States. Scharffen Berger also owns and operates three specialty stores located in New York City, Berkeley, and San Francisco.

Also, in August 2005, Artisan Confections Company acquired the assets of Joseph Schmidt Confections, Inc., a premium chocolate maker located in San Francisco, California. Distinctive products created by Joseph Schmidt include artistic and innovative truffles, colorful chocolate mosaics, specialty cookies, and handcrafted chocolates. We sell these products in select department stores and other specialty outlets nationwide as well as in Joseph Schmidt stores located in San Jose and San Francisco, California. The combined purchase price for

Scharffen Berger and Joseph Schmidt was $47.1 million, with the final amount subject to upward adjustment. The final purchase price, which will not exceed $61.1 million, will be determined based upon actual sales growth through 2007. Together, these companies have combined annual sales of approximately $25 million.

In December 2004, Artisan Confections Company acquired Mauna Loa Macadamia Nut Corporation ("Mauna Loa") for $127.8 million. Mauna Loa is the leading processor and marketer of macadamia snacks with annual sales of approximately $80 million.

In October 2004, our wholly-owned Mexican subsidiary, Hershey Mexico, acquired Grupo Lorena, one of Mexico's top sugar confectionery companies, for $39.0 million. This business has annual sales of over $30 million. Included in the acquisition was the *Pelón Pelo Rico* brand.

Results subsequent to the dates of acquisition were included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

In October 2005, our wholly-owned subsidiary, Hershey Canada Inc., completed the sale of its *Mr. Freeze* freeze pops business for $2.7 million. There was no significant gain or loss on the transaction.

3. BUSINESS REALIGNMENT INITIATIVES

In July 2005, we announced initiatives intended to advance our value-enhancing strategy (the "2005 business realignment initiatives"). We also announced that we would record a total pre-tax charge of approximately $140 million to $150 million, or $.41 to $.44 per share-diluted in connection with the initiatives. Our business realignment initiatives were complete as of December 31, 2006.

Charges (credits) associated with business realignment initiatives recorded during 2006 and 2005 were as follows:

For the years ended December 31, In thousands of dollars	2006	2005
Cost of sales		
2005 business realignment initiatives	$(1,599)	$ 22,459
Previous business realignment initiatives	(1,600)	—
Total cost of sales	(3,199)	22,459
Selling, marketing and administrative		
2005 business realignment initiatives	266	—
Business realignment and asset impairments, net		
2005 business realignment initiatives:		
U.S. voluntary workforce reduction program	9,972	69,472
U.S. facility rationalization (Las Piedras, Puerto Rico plant)	1,567	12,771
Streamline international operations (primarily Canada)	2,524	14,294
Previous business realignment initiatives	513	—
Total business realignment and asset impairments, net	14,576	96,537
Total net charges associated with business realignment initiatives	**$11,643**	$118,996

The credit of $1.6 million recorded in cost of sales during 2006 for the 2005 business realignment initiatives related to higher than expected proceeds from the sale of equipment from the Las Piedras, Puerto Rico plant. The charge recorded in selling, marketing and administrative expenses resulted from accelerated depreciation relating to the termination of an office building lease. The net business realignment and asset impairments charges recorded during 2006 included $7.3 million for involuntary terminations relating to organizational changes.

During 2006, we recorded charges (credits) related to previous business realignment initiatives that began in 2003 and 2001. These charges (credits) were recorded to finalize the sale of certain properties, adjust previously recorded liabilities, and reflect the impact of an employment complaint arising from the 2003 business realignment initiatives. During 2004, eight former employees filed a complaint in federal court in Colorado alleging we discriminated against them based on age. We do not expect any significant impact as a result of this case.

The $22.5 million recorded in cost of sales in 2005 resulted from accelerated depreciation related to the closure of the Las Piedras manufacturing facility. The business realignment and asset impairments charge in 2005 included $8.3 million for involuntary termination benefits primarily for Las Piedras plant employees.

Changes in liabilities recorded for the business realignment initiatives were as follows:

Accrued Liabilities	Balance 12/31/05	Utilization during 2006	New charges during 2006	Balance 12/31/06
In thousands of dollars				
Voluntary workforce reduction	$31,883	$(19,727)	$5,531	$17,687
Facility rationalization	—	(1,562)	1,562	—
Streamline international operations	5,888	(6,723)	1,896	1,061
Total	$37,771	$(28,012)	$8,989	$18,748

4. COMMITMENTS AND CONTINGENCIES

We enter into certain obligations for the purchase of raw materials. These obligations were primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year consisted of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2006.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent that we have entered into commodities futures contracts to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts. This applies to the extent that we have hedged the unpriced contracts as of December 31, 2006 and in future periods by entering into commodities futures contracts. Taking delivery of the specific commodities for use in the manufacture of finished goods satisfies these obligations. For each of the three years in the period ended December 31, 2006, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

As of December 31, 2006, we had entered into purchase agreements with various suppliers. Subject to meeting our Company's quality standards, the purchase obligations covered by these agreements were as follows as of December 31, 2006:

Obligations	2007	2008	2009	2010
In millions of dollars				
Purchase obligations	$1,023.5	$271.8	$72.3	$25.1

We have commitments under various operating leases. Future minimum payments under non-cancelable operating leases with a remaining term in excess of one year were as follows as of December 31, 2006:

Lease Commitments In millions of dollars	2007	2008	2009	2010	2011	Thereafter
Future minimum rental payments	$14.3	$13.0	$9.1	$6.5	$5.9	$16.1

Our Company has a number of facilities that contain varying degrees of asbestos in certain locations within these facilities. Our asbestos management program is compliant with current regulations. Current regulations require that we handle or dispose of this type of asbestos in a special manner if such facilities undergo major renovations or are demolished. We believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve the removal of asbestos.

5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We account for derivative instruments in accordance with SFAS No. 133, as amended. SFAS No. 133, as amended, requires us to recognize all derivative instruments at fair value. We classify the derivatives as assets or liabilities on the balance sheet. Accounting for the change in fair value of the derivative depends on:

- whether the instrument qualifies for and has been designated as a hedging relationship; and
- the type of hedging relationship.

There are three types of hedging relationships:

- cash flow hedge;
- fair value hedge; and
- hedge of foreign currency exposure of a net investment in a foreign operation.

As of December 31, 2006, all of our derivative instruments were classified as cash flow hedges.

Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

We use certain derivative instruments, from time to time, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures. We enter into interest rate swaps and foreign currency contracts and options for periods consistent with related underlying exposures. We enter into commodities futures contracts for varying periods. The futures contracts are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any significant losses from counterparty defaults.

Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, from time to time, we enter into interest rate swap agreements.

In December 2005, we entered into forward swap agreements to hedge interest rate exposure related to $500 million of term financing to be executed during 2006. In February 2006, we terminated a forward swap agreement hedging the anticipated execution of $250 million of term financing because the transaction was no longer expected to occur by the originally specified time period or within an additional two-month period of time thereafter. We recorded a gain of $1.0 million in the first quarter of 2006 as a result of the discontinuance of this cash flow hedge. In August 2006, a forward swap agreement hedging the anticipated issuance of $250 million of 10-year notes matured resulting in cash receipts of $3.7 million. The $3.7 million gain on the swap will be amortized as a reduction to interest expense over the term of the $250 million of 5.45% Notes due September 1, 2016.

In October 2003, we entered into swap agreements effectively converting interest payments on long-term debt from fixed to variable rates. We converted interest payments on $200 million of 6.7% Notes due in October 2005 and $150 million of 6.95% Notes due in March 2007 from their respective fixed rates to variable rates based on LIBOR. In March 2004, we terminated these agreements, resulting in cash receipts totaling $5.2 million, with a corresponding increase to the carrying value of the long-term debt. We are amortizing or have amortized this increase over the remaining terms of the respective long-term debt as a reduction to interest expense.

In February 2001, we entered into swap agreements that effectively converted variable-interest-rate payments on certain leases from a variable to a fixed rate of 6.1%. Payments on leases associated with the financing of construction of a warehouse and distribution facility near Hershey, Pennsylvania for $61.7 million and the financing of the purchase of a warehouse and distribution facility near Atlanta, Georgia for $18.2 million were variable based on LIBOR. The interest rate swap agreements effectively converted the variable-interest-rate payments on the leases from LIBOR to a fixed rate of 6.1%. These interest rate swap agreements expired at the end of the respective lease terms during 2005.

The variable to fixed swaps qualify as cash flow hedges. The notional amounts, interest rates and terms of the swap agreements were consistent with the underlying lease agreements that they hedged. Therefore, there was no hedge ineffectiveness.

We included gains and losses on these interest rate swap agreements in other comprehensive income. We recognized the gains and losses on these interest rate swap agreements as an adjustment to interest expense in the same period as the hedged interest payments affected earnings.

As of December 31, 2006, we were not a party to any interest rate swap agreements. Liabilities associated with swap agreements as of December 31, 2005 were included on the Consolidated Balance Sheets as accrued liabilities, with the offset reflected in accumulated other comprehensive loss, net of income taxes.

We classify cash flows from interest rate swap agreements as net cash provided from operating activities on the Consolidated Statements of Cash Flows.

Our risk related to the swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions primarily related to commitments and forecasted purchases of equipment, raw materials and finished goods denominated in foreign currencies. We may also hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months.

Foreign exchange forward contracts and options are effective as hedges of identifiable, foreign currency commitments. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, the derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. We designate our foreign exchange forward contracts as cash flow hedging derivatives.

These contracts meet the criteria for cash flow hedge accounting treatment. Accordingly, we include related gains and losses in other comprehensive income. Subsequently, we recognize the gains and losses in cost of sales or selling, marketing and administrative expense in the same period that the hedged items affect earnings. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any significant losses from counterparty defaults.

We classify the fair value of the contracts and options as other current assets on the Consolidated Balance Sheets. We report the offset to the contracts and options in accumulated other comprehensive loss, net of income taxes. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings. On hedges associated with the purchase of equipment, we designate the related cash flows as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. We classify cash flows from other foreign exchange forward contracts and options as net cash provided from operating activities.

Commodities Futures Contracts

We enter into commodities futures contracts to reduce the effect of raw material price fluctuations and to hedge transportation costs. We generally hedge commodity price risks for 3 to 24 month periods. The commodities futures contracts are highly effective in hedging price risks for our raw material requirements and transportation costs. Because our commodities futures contracts meet hedge criteria, we account for them as cash flow hedges. Accordingly, we include gains and losses on hedging in other comprehensive income. We recognize gains and losses ratably in cost of sales in the same period that we record the hedged raw material requirements in cost of sales.

We use exchange traded futures contracts to fix the price of physical forward purchase contracts. Physical forward purchase contracts meet the SFAS No. 133 definition of "normal purchases and sales" and, therefore, are not derivative instruments. On a daily basis, we receive or make cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses). As mentioned above, such gains and losses are included as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for payment of future invoice prices for raw materials, energy requirements and transportation costs. Futures held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

Hedge effectiveness—Commodities

We perform an assessment of hedge effectiveness for commodities futures on a quarterly basis. Because of the rollover strategy used for commodities futures contracts, as required by futures market conditions, some ineffectiveness may result in hedging forecasted manufacturing requirements. This occurs as we switch futures contracts from nearby contract positions to contract positions that are required to fix the price of anticipated manufacturing requirements. Hedge ineffectiveness may also result from variability in basis differentials associated with the purchase of raw materials for manufacturing requirements. In accordance with SFAS No. 133, we record the ineffective portion of gains or losses on commodities futures currently in cost of sales.

The prices of commodities futures contracts reflect delivery to the same locations where we take delivery of the physical commodities. Therefore, there is no ineffectiveness resulting from differences in location between the derivative and the hedged item.

Summary of Activity

Our cash flow hedging derivative activity during the last three years was as follows:

For the years ended December 31, In millions of dollars	2006	2005	2004
Net after-tax gains (losses) on cash flow hedging derivatives	**$11.4**	$(6.5)	$16.3
Reclassification adjustments from accumulated other comprehensive income to income, net of tax	**(5.3)**	18.1	26.1
Hedge ineffectiveness gains (losses) recognized in cost of sales, before tax	**2.0**	(2.0)	.4

- Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts.
- Reclassification adjustments, from accumulated other comprehensive income (loss) to income, related to gains or losses on commodities futures contracts were reflected in cost of sales. Gains on interest rate swaps were reflected as an adjustment to interest expense.
- We recorded a gain of $1.0 million in 2006 as a result of the discontinuance of an interest rate swap because the hedged transaction was no longer expected to occur. No other gains or losses on cash flow hedging derivatives resulted because we discontinued a hedge due to the probability that the forecasted hedged transaction would not occur.
- We recognized no components of gains or losses on cash flow hedging derivatives in income due to excluding such components from the hedge effectiveness assessment.

The amount of net losses on cash flow hedging derivatives, including foreign exchange forward contracts and options, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $4.6 million after tax as of December 31, 2006. This amount was primarily associated with commodities futures contracts.

6. COMPREHENSIVE INCOME

A summary of the components of comprehensive income is as follows:

For the year ended December 31, 2006 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			$ 559,061
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ (278)	$ —	(278)
Minimum pension liability adjustments	5,395	(2,035)	3,360
Pension and post-retirement benefit plans	(230,170)	92,198	(137,972)
Cash flow hedges:			
Gains (losses) on cash flow hedging derivatives	18,206	(6,847)	11,359
Reclassification adjustments	(8,370)	3,034	(5,336)
Total other comprehensive loss	$(215,217)	$86,350	(128,867)
Comprehensive income			$ 430,194

For the year ended December 31, 2005 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			$488,547
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ 17,151	$ —	17,151
Minimum pension liability adjustments	(3,617)	1,386	(2,231)
Cash flow hedges:			
Gains (losses) on cash flow hedging derivatives	(10,255)	3,791	(6,464)
Reclassification adjustments	(28,435)	10,348	(18,087)
Total other comprehensive loss	$(25,156)	$15,525	(9,631)
Comprehensive income			$478,916

For the year ended December 31, 2004 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			$574,637
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ 21,229	$ —	21,229
Minimum pension liability adjustments	81	(32)	49
Cash flow hedges:			
Gains (losses) on cash flow hedging derivatives	25,571	(9,314)	16,257
Reclassification adjustments	(41,222)	15,081	(26,141)
Total other comprehensive income	$ 5,659	$ 5,735	11,394
Comprehensive income			$586,031

Comprehensive income is included on the Consolidated Statements of Stockholders' Equity. The components of accumulated other comprehensive loss, as shown on the Consolidated Balance Sheets, are as follows:

December 31, In thousands of dollars	2006	2005
Foreign currency translation adjustments	$ (35)	$ 243
Minimum pension liability adjustments	—	(3,360)
Pension and post-retirement benefit plans	(137,972)	—
Cash flow hedges	(182)	(6,205)
Total accumulated other comprehensive loss	$(138,189)	$(9,322)

7. FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2006 and 2005, because of the relatively short maturity of these instruments.

The carrying value of long-term debt, including the current portion, was $1,436.9 million as of December 31, 2006, compared with a fair value of $1,519.1 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $942.8 million as of December 31, 2005, compared with a fair value of $1,051.1 million.

Interest Rate Swaps

For information on the objectives, strategies and accounting policies related to our use of interest rate swap agreements, see Note 5, Derivative Instruments and Hedging Activities.

The fair value of interest rate swaps equals the difference in the present values of cash flows calculated at the contracted interest rates and at current market interest rates at the end of the period. We calculate the fair value of the swap agreements quarterly based upon the quoted market price for the same or similar financial instruments. As of December 31, 2006, we were not a party to any interest rate swap agreements.

December 31, In millions of dollars	2006	2005
Fair value of forward swap agreements—liability	$—	$4.9

Our risk related to the swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts and Options

For information on the objectives, strategies and accounting polices related to our use of foreign exchange forward contracts and options, see Note 5, Derivative Instruments and Hedging Activities.

The following table summarizes our foreign exchange activity:

As of December 31,	2006		2005	
	Contract Amount	Primary Currencies	Contract Amount	Primary Currencies
In millions of dollars				
Foreign exchange forward contracts and options to purchase foreign currencies	$29.0	Australian dollars Canadian dollars Euros	$51.1	Australian dollars British sterling Euros

The fair value of foreign exchange forward contracts and options is included in prepaid expenses and other current assets and in other non-current assets, as appropriate.

We define the fair value of foreign exchange contracts and options as the amount of the difference between contracted and current market foreign currency exchange rates at the end of the period. On a quarterly basis, we estimate the fair value of foreign exchange forward contracts and options by obtaining market quotes for future contracts with similar terms, adjusted where necessary for maturity differences.

The combined fair value of our foreign exchange forward contracts and options included in prepaid expenses and other current assets and in other non-current assets on the Consolidated Balance Sheets was as follows:

December 31,	2006	2005
In millions of dollars		
Fair value of foreign exchange forward contracts and options—asset	$1.5	$.4

8. INTEREST EXPENSE

Net interest expense consisted of the following:

For the years ended December 31,	2006	2005	2004
In thousands of dollars			
Long-term debt and lease obligations	$ 71,546	$66,324	$66,005
Short-term debt	46,269	23,164	4,511
Capitalized interest	(77)	(3)	(2,597)
Interest expense, gross	117,738	89,485	67,919
Interest income	(1,682)	(1,500)	(1,386)
Interest expense, net	$116,056	$87,985	$66,533

9. SHORT-TERM DEBT

As a source of short-term financing, we utilize commercial paper, or bank loans with an original maturity of three months or less. Credit agreements entered into over the last three years were as follows:

Date of Agreement	Type of Agreement	Purpose	Credit Limit
December 2006 (expires December 2011)	Unsecured revolving credit agreement	General corporate purposes	$1.1 billion Option to borrow $400 million more
September 2006 (expired December 2006)	Letter amendment	Extend terms of March 2006 agreement	$200 million
March 2006 (expired September 2006)	Unsecured revolving credit agreement	Seasonal working capital Share repurchases Other business activities	$400 million
September 2005 (expired December 2005)	Unsecured revolving credit agreement	General corporate purposes Retire 6.7% Notes Refinance lease arrangements Pension Plan contributions Stock repurchase Seasonal working capital	$300 million
November 2004 (replaced by December 2006 agreement)	Unsecured revolving credit agreement	General corporate purposes Commercial paper backstop Business acquisitions	$900 million Option to borrow $600 million more

The December 2006 unsecured revolving credit agreement contains a financial covenant whereby the ratio of (a) pre-tax income from operations from the most recent four fiscal quarters to (b) consolidated interest expense for the most recent four fiscal quarters may not be less than 2.0 to 1 at the end of each fiscal quarter. The credit agreement contains customary representations and warranties and events of default. Payment of outstanding advances may be accelerated, at the option of the lenders, should we default in our obligation under the credit agreement. As of December 31, 2006, we complied with all customary affirmative and negative covenants and a financial covenant pertaining to our credit agreements. There were no significant compensating balance agreements that legally restricted these funds.

In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. Our credit limit in various currencies was $54.2 million in 2006 and $71.1 million in 2005. These lines permit us to borrow at the banks' prime commercial interest rates, or lower. We had short-term foreign bank loans against these lines of credit for $12.5 million in 2006 and $18.0 million in 2005.

The maximum amount of our short-term borrowings during 2006 was $1,218.9 million. The weighted-average interest rate on short-term borrowings outstanding as of December 31, 2006 was 5.3% and 4.3% in 2005.

We pay commitment fees to maintain our lines of credit. The average fee during 2006 was less than 0.1% per annum of the commitment.

We maintain a consolidated cash management system that includes overdraft positions in certain accounts at several banks. We have the contractual right of offset for the accounts with overdrafts. These offsets reduced cash and cash equivalents by $36.6 million as of December 31, 2006 and $42.4 million as of December 31, 2005.

10. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31, In thousands of dollars	2006	2005
6.95% Notes due 2007	$ 150,168	$151,176
5.30% Notes due 2011	250,000	—
6.95% Notes due 2012	150,000	150,000
4.85% Notes due 2015	250,000	250,000
5.45% Notes due 2016	250,000	—
8.8% Debentures due 2021	100,000	100,000
7.2% Debentures due 2027	250,000	250,000
Obligations associated with consolidation of lease arrangements	38,680	38,680
Unamortized debt discount, net of other obligations	(1,955)	2,955
Total long-term debt	1,436,893	942,811
Less—current portion	188,765	56
Long-term portion	$1,248,128	$942,755

In 2007, $150.2 million of 6.95% Notes will mature along with debt obligations of $38.7 million associated with the consolidation of certain lease arrangements.

Aggregate annual maturities during the next five years are as follows:

- 2007—$188.8 million
- 2008—$.1 million
- 2009—$.1 million
- 2010—$.1 million
- 2011—$250.0 million

Our debt is principally unsecured and of equal priority. None of our debt is convertible into our Common Stock. We have complied with all covenants included in our related debt agreements.

11. INCOME TAXES

Our pre-tax income was substantially from our domestic operations. Our provision for income taxes was as follows:

For the years ended December 31, In thousands of dollars	2006	2005	2004
Current:			
Federal	**$279,017**	$181,947	$266,015
State	**20,569**	12,029	39,591
Foreign	**13,682**	12,076	4,363
Current provision for income taxes	**313,268**	206,052	309,969
Deferred:			
Federal	**(381)**	53,265	(52,987)
State	**11,018**	18,799	(26,731)
Foreign	**(6,464)**	(1,026)	5,148
Deferred income tax provision (benefit)	**4,173**	71,038	(74,570)
Total provision for income taxes	**$317,441**	$277,090	$235,399

A settlement of Federal tax audits for the 1999 and 2000 tax years, as well as the resolution of a number of state tax audit issues, concluded during the second quarter of 2004. Based upon the results of the audits, we adjusted income tax contingency reserves resulting in a reduction of income tax reserves by $73.7 million, reflecting a reduction of the provision for income taxes by $61.1 million and a reduction to goodwill of $12.6 million. The income tax contingency reserve adjustments related primarily to the deductibility of certain expenses, interest on potential assessments, and acquisition and divestiture matters.

The income tax benefits associated with the exercise of non-qualified stock options reduced accrued income taxes on the Consolidated Balance Sheets by $13.5 million as of December 31, 2006 and by $42.1 million as of December 31, 2005. We credited additional paid-in capital to reflect these income tax benefits.

Deferred taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities. The tax effects of the significant temporary differences that comprised the deferred tax assets and liabilities were as follows:

December 31, In thousands of dollars	2006	2005
Deferred tax assets:		
Post-retirement benefit obligations	**$150,794**	$111,864
Accrued expenses and other reserves	**123,690**	134,012
Stock-based compensation	**46,087**	38,795
Accrued trade promotion reserves	**4,606**	5,413
Other	**37,156**	35,484
Gross deferred tax assets	**362,333**	325,568
Valuation allowance	**(25,587)**	(20,044)
Total deferred tax assets	**336,746**	305,524
Deferred tax liabilities:		
Property, plant and equipment, net	**263,226**	275,030
Pension	**151,672**	224,161
Acquired intangibles	**46,522**	43,479
Inventories	**35,586**	33,435
Other	**64,383**	51,476
Total deferred tax liabilities	**561,389**	627,581
Net deferred tax liabilities	**$224,643**	$322,057
Included in:		
Current deferred tax assets, net	**$ (61,360)**	$ (78,196)
Non-current deferred tax liabilities, net	**286,003**	400,253
Net deferred tax liabilities	**$224,643**	$322,057

We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The valuation allowances as of December 31, 2006 and 2005 were primarily related to tax loss carryforwards from operations in various foreign tax jurisdictions. Additional information on income tax benefits and expenses related to components of accumulated other comprehensive income (loss) is provided in Note 6, Comprehensive Income.

The following table reconciles the Federal statutory income tax rate with our effective income tax rate:

For the years ended December 31,	2006	2005	2004
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase (reduction) resulting from:			
State income taxes, net of Federal income tax benefits	**2.8**	2.6	2.6
Qualified production income deduction	**(.9)**	(.9)	—
Settlement of prior years' tax audits	**—**	—	(7.3)
Puerto Rico operations	**—**	(.6)	(.4)
Other, net	**(.7)**	.1	(.8)
Effective income tax rate	**36.2%**	36.2%	29.1%

Included with the purchase of the Nabisco gum and mint business in December 2000, was a U.S. Internal Revenue Code ("IRC") Section 936 company with a subsidiary operating in Las Piedras, Puerto Rico. The operating income of this subsidiary was subject to a lower income tax rate in both the United States and Puerto Rico. We sold the IRC Section 936 company in December 2005.

The effective income tax rate for 2005 benefited by 0.2 percentage points from the impact of tax rates associated with the business realignment charges.

12. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We sponsor a number of defined benefit pension plans. Our policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and Federal income tax laws. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans.

We have two post-retirement benefit plans: health care and life insurance. The health care plan is contributory, with participants' contributions adjusted annually. The life insurance plan is non-contributory.

Effective December 31, 2006, we adopted SFAS No. 158. The provisions of SFAS No. 158 require that the funded status of our pension plans and the benefit obligations of our post-retirement benefit plans be recognized in our balance sheet. The provisions of SFAS No. 158 also revise employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 158 does not change the measurement or recognition of these plans, although it does require that plan assets and benefit obligations be measured as of the balance sheet date. We have historically measured the plan assets and benefit obligations as of our balance sheet date.

Obligations and Funded Status

A summary of the changes in benefit obligations and plan assets is as follows:

December 31, In thousands of dollars	Pension Benefits 2006	Pension Benefits 2005	Other Benefits 2006	Other Benefits 2005
Change in benefit obligation				
Projected benefits obligation at beginning of year	**$1,116,214**	$ 972,073	**$ 355,878**	$ 328,799
Service cost	**55,759**	49,065	**5,718**	5,149
Interest cost	**58,586**	55,181	**19,083**	18,115
Plan amendments	**(32,471)**	2,275	**—**	960
Actuarial (gain) loss	**(39,506)**	79,903	**(12,308)**	15,221
Special termination benefits	**269**	22,790	**(50)**	1,910
Curtailment (gain) loss	**30**	(6,319)	**—**	8,092
Medicare drug subsidy	**—**	—	**1,540**	—
Other	**(345)**	3,598	**—**	780
Benefits paid	**(93,194)**	(62,352)	**(24,745)**	(23,148)
Benefits obligation at end of year	**1,065,342**	1,116,214	**345,116**	355,878
Change in plan assets				
Fair value of plan assets at beginning of year	**1,273,227**	974,045	**—**	—
Actual return on plan assets	**190,440**	81,494	**—**	—
Employer contribution	**23,570**	277,492	**23,205**	23,148
Settlement	**(288)**	—	**—**	—
Medicare drug subsidy	**—**	—	**1,540**	—
Other	**(454)**	2,548	**—**	—
Benefits paid	**(93,194)**	(62,352)	**(24,745)**	(23,148)
Fair value of plan assets at end of year	**1,393,301**	1,273,227	**—**	—
Funded status at end of year	**$ 327,959**	157,013	**$(345,116)**	(355,878)
Unrecognized transition asset		48		—
Unrecognized prior service cost		37,582		(2,653)
Unrecognized net actuarial loss		314,071		84,704
Intangible asset		(1,447)		—
Accumulated other comprehensive loss—minimum pension liability		(5,395)		—
Net amount recognized		$ 501,872		$(273,827)

The accumulated benefit obligation for all defined benefit pension plans was $1.0 billion as of December 31, 2006 and $1.1 billion as of December 31, 2005.

We made total contributions of $23.6 million to the pension plans during 2006. In 2005, we contributed $277.5 million to the plans, primarily to improve the funded status. For 2007, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material.

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

December 31, In thousands of dollars	Pension Benefits 2006	Pension Benefits 2005	Other Benefits 2006	Other Benefits 2005
Prepaid expenses and other	$ —	$ 14,867	$ —	$ —
Other assets	401,199	552,402	—	—
Accrued liabilities	(8,416)	(8,872)	(28,746)	(26,992)
Other long-term liabilities	(64,824)	(51,130)	(316,401)	(246,835)
Total	$327,959	$507,267	$(345,147)	$(273,827)

Amounts recognized in accumulated other comprehensive loss, net of tax, consisted of the following:

December 31, In thousands of dollars	Pension Benefits 2006	Pension Benefits 2005	Other Benefits 2006	Other Benefits 2005
Actuarial net loss	$(104,959)	$ —	$(34,173)	$—
Net prior service (cost) credit	(611)	—	1,771	—
Minimum pension liability	—	(3,360)	—	—
Total	$(105,570)	$(3,360)	$(32,402)	$—

Plans with accumulated benefit obligations in excess of plan assets were as follows:

December 31, In thousands of dollars	2006	2005
Projected benefit obligation	$69,633	$187,911
Accumulated benefit obligation	61,542	149,840
Fair value of plan assets	15,275	91,140

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net periodic benefit cost for our pension and other post-retirement plans consisted of the following:

For the years ended December 31, In thousands of dollars	Pension Benefits 2006	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2006	Other Benefits 2005	Other Benefits 2004
Service cost	$ 55,759	$ 49,065	$ 43,296	$ 5,718	$ 5,149	$ 4,898
Interest cost	58,586	55,181	52,551	19,083	18,115	18,335
Expected return on plan assets	(106,066)	(90,482)	(76,438)	—	—	—
Amortization of prior service cost (credit)	3,981	4,380	4,245	192	(1,279)	(1,507)
Amortization of unrecognized transition balance	59	392	139	—	—	—
Amortization of net loss	12,128	10,611	9,812	3,705	2,639	2,554
Administrative expenses	889	782	773	—	—	—
Net periodic benefit cost	25,336	29,929	34,378	28,698	24,624	24,280
Special termination benefits	269	22,792	—	—	1,910	—
Curtailment loss	49	785	—	113	7,874	—
Settlement loss	28	—	—	—	—	—
Total amount reflected in earnings	$ 25,682	$ 53,506	$ 34,378	$28,811	$34,408	$24,280

2006 Annual Report to Stockholders

The Special Termination benefits charge and Curtailment Loss recorded during 2006 and 2005 were primarily associated with the Voluntary Workforce Reduction Programs, which we describe in more detail in Note 3, Business Realignment Initiatives.

Other amounts recognized in other comprehensive income and net periodic benefit cost before tax for our pension and other post-retirement plans consisted of the following:

	Pension Benefits			Other Benefits		
For the years ended December 31,	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
In thousands of dollars						
Actuarial net loss	**$175,148**	$ —	$ —	**$56,955**	$ —	$ —
Prior service cost (credit)	**1,018**	—	—	**(2,951)**	—	—
Minimum pension liability	**—**	(5,395)	(1,878)	**—**	—	—
Total recognized in other comprehensive income	**$176,166**	$(5,395)	$(1,878)	**$54,004**	$ —	$ —
Total recognized in net periodic benefit cost and other comprehensive income	**$201,502**	$24,534	$32,500	**$82,702**	$24,624	$24,280

The estimated amounts for the defined benefit pension plans and the post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows (in thousands):

	Pension Plans	Post-Retirement Benefit Plans
Amortization of net actuarial loss	$2,385	$2,192
Amortization of prior service cost (credit)	$2,227	$ (145)

Assumptions

Certain weighted-average assumptions used in computing the benefit obligations as of December 31, 2006 were as follows:

	Pension Benefits		Other Benefits	
	2006	**2005**	**2006**	**2005**
Discount rate	**5.7%**	5.4%	**5.7%**	5.4%
Rate of increase in compensation levels	**4.8%**	4.8%	**N/A**	N/A

For measurement purposes as of December 31, 2006, we assumed a 9.0% annual rate of increase in the per capita cost of covered health care benefits for 2007, grading down to 5.25% by 2010. For measurement purposes as of December 31, 2005, we assumed a 10.5% annual rate of increase in the per capita cost of covered health care benefits for 2006, grading down to 5.25% by 2010.

Certain weighted-average assumptions used in computing net periodic benefit cost are as follows:

For the years ended December 31,	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	**5.4%**	5.7%	6.0%	**5.4%**	5.7%	6.0%
Expected long-term return on plan assets	**8.5%**	8.5%	8.5%	**N/A**	N/A	N/A
Rate of compensation increase	**4.8%**	4.8%	4.9%	**N/A**	N/A	N/A

We based the asset return assumption of 8.5% for 2006, 2005 and 2004 on current and expected asset allocations, as well as historical and expected returns on the plan asset categories. The historical geometric average return over the 19 years prior to December 31, 2006, was approximately 9.9%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

Impact of assumed health care cost trend rates In thousands of dollars	One-Percentage Point Increase	One-Percentage Point (Decrease)
Effect on total service and interest cost components	$ 2,896	$ (1,892)
Effect on post-retirement benefit obligation	12,636	(10,600)

Plan Assets

The following table sets forth the actual asset allocation and weighted-average target asset allocation for our U.S. and non-U.S. pension plan assets:

Asset Category	Target Allocation 2007	Percentage of Plan Assets as of December 31,	
		2006	2005
Equity securities	50-85%	75%	74%
Debt securities	15-50	23	24
Other	0-5	2	2
Total		100%	100%

Investment objectives for our domestic plan assets are:

- To optimize the long-term return on plan assets at an acceptable level of risk;
- To maintain a broad diversification across asset classes;
- To maintain careful control of the risk level within each asset class; and
- To focus on a long-term return objective.

Our Company complies with ERISA rules and regulations and we prohibit investments and investment strategies not allowed by ERISA. We do not permit direct purchases of our Company's securities or the use of derivatives for the purpose of speculation. We invest the assets of non-domestic plans in compliance with laws and regulations applicable to those plans.

Cash Flows

Information about the expected cash flows for our pension and other post-retirement benefit plans is as follows:

	Expected Benefit Payments					
	2007	2008	2009	2010	2011	2012–2016
(In thousands of dollars)						
Pension Benefits	$85,494	$64,043	$59,706	$62,176	$60,665	$475,058
Other Benefits	28,740	28,762	27,880	28,143	28,265	130,055

13. EMPLOYEE STOCK OWNERSHIP TRUST

Our Company's employee stock ownership trust ("ESOP") serves as the primary vehicle for employer contributions to The Hershey Company 401(k) Plan (formerly known as The Hershey Company Employee Savings Stock Investment and Ownership Plan) for participating domestic salaried and hourly employees. In December 1991, we funded the ESOP by providing a 15-year, 7.75% loan of $47.9 million. The ESOP used the proceeds of the loan to purchase our Common Stock. During 2006 and 2005, the ESOP received a combination of dividends on unallocated shares of our Common Stock and contributions from us. This equals the amount required to meet principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 318,351 shares of our Common Stock each year. As of December 31, 2006 all shares had been allocated. We consider all ESOP shares as outstanding for income per share computations.

The following table summarizes our ESOP expense and dividends:

For the years ended December 31, In millions of dollars	2006	2005	2004
Compensation (income) expense related to ESOP	$(.3)	$.4	$(.1)
Dividends paid on unallocated ESOP shares	.3	.5	.7

- We recognized net compensation expense equal to the shares allocated multiplied by the original cost of $10.03 per share less dividends received by the ESOP on unallocated shares.
- We reflect dividends paid on all ESOP shares as a reduction to retained earnings.

14. CAPITAL STOCK AND NET INCOME PER SHARE

We had 1,055,000,000 authorized shares of capital stock as of December 31, 2006. Of this total, 900,000,000 shares were designated as Common Stock, 150,000,000 shares as Class B Common Stock ("Class B Stock") and 5,000,000 shares as Preferred Stock. Each class has a par value of one dollar per share. As of December 31, 2006, a combined total of 359,901,744 shares of both classes of common stock had been issued of which 230,263,561 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 2006.

Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. The holders of Common Stock have one vote per share and the holders of Class B Stock have ten votes per share. However, the Common Stock holders, voting separately as a class, are entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock holders are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2006, 2,400 shares of Class B Stock were converted into Common Stock. During 2005, 23,031 shares were converted.

Changes in outstanding Common Stock for the past three years were as follows:

For the years ended December 31,	2006	2005	2004
Shares issued	**359,901,744**	359,901,744	359,901,744
Treasury shares at beginning of year	**(119,377,690)**	(113,313,827)	(100,842,278)
Stock repurchases:			
Repurchase programs and privately negotiated transactions	**(10,601,482)**	(4,153,228)	(13,914,089)
Stock options and benefits	**(1,096,155)**	(4,859,403)	(1,898,411)
Stock issuances:			
Stock options and benefits	**1,437,144**	2,948,768	3,340,951
Treasury shares at end of year	**(129,638,183)**	(119,377,690)	(113,313,827)
Net shares outstanding at end of year	**230,263,561**	240,524,054	246,587,917

Basic and Diluted Earnings Per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:

For the years ended December 31, In thousands except per share amounts	2006	2005	2004
Net income	**$559,061**	$488,547	$574,637
Weighted-average shares—Basic			
Common Stock	**174,722**	183,747	193,037
Class B Stock	**60,817**	60,821	60,844
Total weighted-average shares—Basic	**235,539**	244,568	253,881
Effect of dilutive securities:			
Employee stock options	**2,784**	3,336	2,809
Performance and restricted stock units	**748**	388	244
Weighted-average shares—Diluted	**239,071**	248,292	256,934
Earnings Per Share—Basic			
Common Stock	**$ 2.44**	$ 2.05	$ 2.31
Class B Stock	**$ 2.19**	$ 1.85	$ 2.11
Earnings Per Share—Diluted	**$ 2.34**	$ 1.97	$ 2.24

For the year ended December 31, 2006, 3.7 million stock options were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year. Therefore, the effect would have been antidilutive. In 2005, 2.0 million stock options were not included, and in 2004, .1 million stock options were not included in the diluted earnings per share calculation because the effect would have been antidilutive.

Milton Hershey School Trust

In July 2004, we purchased 11,281,589 shares of our Common Stock from the Milton Hershey School Trust in a privately negotiated transaction. We paid $44.32 per share, or approximately $500.0 million, for the shares and fees of $1.4 million associated with the transaction. We financed the purchase primarily with commercial paper borrowings.

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held 13,315,986 shares of our Common Stock. As Trustee for the benefit of Milton Hershey School, Hershey Trust Company held 60,612,012 shares of the Class B Stock as of December 31, 2006, and was entitled to cast approximately 79.7% of the total votes of both classes of our common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action that would result in the Milton Hershey School Trust not continuing to have voting control of our Company.

Stockholder Protection Rights Agreement

In December 2000, our Board of Directors unanimously adopted a Stockholder Protection Rights Agreement and declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, does not affect reported earnings per share and is not taxable. The Rights will not change the manner in which our Common Stock is traded.

The Rights become exercisable only upon:

- resolution of the Board of Directors after any person (other than the Milton Hershey School Trust) has commenced a tender offer that would result in such person becoming the beneficial owner of 15% or more of the Common Stock;
- our announcement that a person or group (other than the Milton Hershey School Trust) has acquired 15% or more of the outstanding shares of Common Stock; or
- a person or group (other than the Milton Hershey School Trust) becoming the beneficial owner of more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock.

When exercisable, each Right entitles its registered holder to purchase from our Company, at a pre-determined exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share. The rights are convertible by holders of Class B Stock into Series B Participating Preferred Stock based on one one-thousandth of a share of Series B Participating Preferred Stock for every share of Class B Stock held at that time. Each one one-thousandth of a share of Series A Participating Preferred Stock has economic and voting terms similar to those of one share of Common Stock. Similarly, each one one-thousandth of a share of Series B Participating Preferred Stock has economic and voting terms similar to those of one share of Class B Stock.

Each Right will automatically become a right to buy that number of one one-thousandth of a share of Series A Participating Preferred Stock upon the earlier of:

- a public announcement by our Company that a person or group (other than the Milton Hershey School Trust) has acquired 15% or more of the outstanding shares of Common Stock; or
- such person or group (other than the Milton Hershey School Trust) acquiring more than 35% of the voting power of the Common Stock and Class B Stock.

19. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 2006*	First	Second	Third	Fourth
In thousands of dollars except per share amounts				
Net sales	$1,139,507	$1,051,912	$1,416,202	$1,336,609
Gross profit	432,142	407,835	545,469	482,066
Net income	122,471	97,897	185,121	153,572
Per share—Basic—Common (a)	.52	.42	.81	.68
Per share—Basic—Class B	.47	.38	.73	.61
Per share—Diluted	.50	.41	.78	.65

Year 2005*	First	Second	Third	Fourth
In thousands of dollars except per share amounts				
Net sales	$1,135,618	$ 992,046	$1,346,046	$1,346,117
Gross profit	434,777	394,415	509,772	524,181
Net income	115,494	93,937	108,706	170,410
Per share—Basic—Common	.48	.39	.46	.72
Per share—Basic—Class B (a)	.44	.36	.41	.65
Per share—Diluted	.46	.38	.44	.69

* Amounts prior to the fourth quarter of 2006 were adjusted for the impact of certain immaterial adjustments in 2005 relating to the timing of the recognition of revenue, as permitted by SAB No. 108.

(a) Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

Item 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None.

Item 9A. ***CONTROLS AND PROCEDURES***

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There has been no change during the most recent fiscal quarter in the Company's internal control over financial reporting identified in connection with the evaluation that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." On May 11, 2006, the Company's Chief Executive Officer, Richard H. Lenny, certified to the NYSE pursuant to Rule 303A.12(a) that, as of the date of that certification, he was not aware of any violation by the Company of the NYSE's Corporate Governance listing standards.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The Hershey Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, the Company's internal control over financial reporting was effective based on those criteria.

KPMG LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of the Company's internal control over financial reporting. This report appears on page 95.

Richard H. Lenny
Chief Executive Officer

David J. West
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

The Hershey Company:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that The Hershey Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects based on criteria established in Internal Control-Integrated Framework issued by COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2006, and our report dated February 22, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 22, 2007

Item 9B. ***OTHER INFORMATION***

None.

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The names, ages, positions held with our Company, periods of service as a director, principal occupations, business experience and other directorships of nominees for director of our Company are set forth in the Proxy Statement in the section entitled "Information About Proposal No. 1—Election of Directors," following the question "Who are the nominees?," which information is incorporated herein by reference.

Our Executive Officers as of February 20, 2007

Name	Age	Positions Held During the Last Five Years
Richard H. Lenny	55	Chairman of the Board, President and Chief Executive Officer (January 2002)
Marcella K. Arline	54	Senior Vice President, Chief People Officer (June 2004); Senior Vice President, Human Resources and Corporate Affairs (December 2002); Senior Vice President, Human Resources (June 2002); Vice President, Human Resources (June 2001)
Christopher J. Baldwin(1)	44	Senior Vice President, President North American Commercial Group (October 2006); Senior Vice President, President U.S. Commercial Group (November 2005); Senior Vice President, Global Chief Customer Officer (October 2004)
John P. Bilbrey(2)	50	Senior Vice President, President International Commercial Group (November 2005); Senior Vice President, President Hershey International (November 2003)
Thomas K. Hernquist(3)	48	Senior Vice President, Global Chief Growth Officer (November 2005); Senior Vice President, President U.S. Confectionery (February 2005); Senior Vice President, Chief Marketing Officer (April 2003)
Burton H. Snyder	59	Senior Vice President, General Counsel and Secretary (November 2003); General Counsel, Secretary, and Senior Vice President, International (December 2002); Senior Vice President—Public Affairs, General Counsel and Secretary (January 2002)
Gregg A. Tanner(4)	50	Senior Vice President, Global Operations (July 2006)
David J. West(5)	43	Executive Vice President, Chief Operating Officer (January 2007); Senior Vice President, Chief Financial Officer (January 2005); Senior Vice President, Chief Customer Officer (June 2004); Senior Vice President, Sales (December 2002); Senior Vice President, Business Planning and Development (June 2002); Vice President, Business Planning and Development (May 2001)
George F. Davis	58	Vice President, Chief Information Officer (December 2000)
David W. Tacka	53	Vice President, Chief Accounting Officer (February 2004); Vice President, Corporate Controller and Chief Accounting Officer (April 2000)

There are no family relationships among any of the above-named officers of our Company.

(1) Mr. Baldwin was elected Senior Vice President, Global Chief Customer Officer effective October 25, 2004. Prior to joining our Company he was National Vice President, Field Sales and Logistics, Kraft Foods, Inc. (January 2004); National Vice President Sales and Logistics, Direct Store Delivery—Kraft Foods (January 2003); Vice President, Sales and Integrated Logistics, Nabisco Biscuit (January 2002).

(2) Mr. Bilbrey was elected Senior Vice President, President Hershey International effective November 5, 2003. Prior to joining our Company he was Executive Vice President, Sales—Mission Foods (May 2003); President and Chief Executive Officer—Danone Waters of North America, Inc., a division of Groupe Danone, Paris (June 2001).

(3) Mr. Hernquist was elected Senior Vice President, Chief Marketing Officer effective April 28, 2003. Prior to joining our Company he was Senior Vice President, Marketing—Jim Beam Brands, Fortune Brands (January 2002).

(4) Mr. Tanner was elected Senior Vice President, Global Operations effective July 17, 2006. Prior to joining our Company, Mr. Tanner was a private investor (July 2005); Senior Vice President of Supply Chain, Conagra Foods—Retail Products Company (June 2002); Executive Vice President of Operations, Conagra Foods—Grocery Producers Group (September 2001).

(5) Mr. West was elected Executive Vice President, Chief Operating Officer effective January 24, 2007. He will continue to hold the position of Chief Financial Officer until his successor to that position is elected.

Our Executive Officers are generally elected each year at the organization meeting of the Board in April.

Information regarding the identification of the Audit Committee as a separately-designated standing committee of the Board and information regarding the status of one or more members of the Audit Committee being an "audit committee financial expert" is set forth in the Proxy Statement in the section entitled "Governance of the Company," following the question "What are the committees of the Board and what are their functions?," which information is incorporated herein by reference.

Reporting of any inadvertent late filings under Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth in the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance." This information is incorporated herein by reference.

Information regarding our Code of Ethical Business Conduct applicable to our directors, officers and employees is set forth in Part I of this Annual Report on Form 10-K, under the heading "Available Information."

Item 11. *EXECUTIVE COMPENSATION*

Information regarding compensation of each of the named executive officers, including our Chief Executive Officer, and the Compensation Committee Report are set forth in the section of the Proxy Statement entitled "Executive Compensation," which information is incorporated herein by reference. Information regarding compensation of our directors is set forth in the section of the Proxy Statement entitled "Directors' Compensation," which information is incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

(a) Information concerning ownership of our voting securities by certain beneficial owners, individual nominees for director, the named executive officers, including our Chief Executive Officer and executive officers as a group, is set forth in the section entitled "Ownership of the Company's Securities" in the Proxy Statement, which information is incorporated herein by reference.

(b) Information about the Company's Common Stock that may be issued under equity compensation plans as of December 31, 2006 is set forth in the Proxy Statement in the section entitled "Proposal No. 3 Approval of the Equity and Incentive Compensation Plan," which information is incorporated herein by reference.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information regarding transactions with related persons is set forth in the section of the Proxy Statement entitled "Certain Transactions and Relationships" and information regarding director independence is set forth in the section of the Proxy Statement entitled "Governance of the Company" following the question, "Which directors are independent, and how does the Board make that determination?," which information is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information regarding "Principal Accountant Fees and Services," including the policy regarding pre-approval of audit and non-audit services performed by our Company's independent auditors, is set forth in the section entitled "Information About our Independent Auditors" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Item 15(a)(1): Financial Statements

The audited consolidated financial statements of the Company and its subsidiaries and the Report of the Independent Registered Public Accounting Firm thereon, as required to be filed with this report, are set forth under Item 8 of this report.

Item 15(a)(2): Financial Statement Schedule

The following consolidated financial statement schedule of the Company and its subsidiaries for the years ended December 31, 2006, 2005 and 2004 is filed herewith on the indicated page in response to Item 15(c):

Schedule II—Valuation and Qualifying Accounts (Page 106)

Other schedules have been omitted as not applicable or required, or because information required is shown in the consolidated financial statements or notes thereto.

Financial statements of the parent company only are omitted because the Company is primarily an operating company and there are no significant restricted net assets of consolidated and unconsolidated subsidiaries.

Item 15(a)(3): Exhibits

The following items are attached or incorporated by reference in response to Item 15(c):

Articles of Incorporation and By-laws

3.1 The Company's Restated Certificate of Incorporation, as amended, is incorporated by reference from Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 2005. The By-laws, as amended and restated as of August 16, 2005, are incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005.

Instruments defining the rights of security holders, including indentures

4.1 Stockholder Protection Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, dated December 14, 2000, is incorporated by reference from Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

4.2 The Company has issued certain long-term debt instruments, no one class of which creates indebtedness exceeding 10% of the total assets of the Company and its subsidiaries on a consolidated basis. These classes consist of the following:

1) 6.95% Notes due 2007

2) 5.300% Notes due 2011

3) 6.95% Notes due 2012

4) 4.850% Notes due 2015

5) 5.450% Notes due 2016

6) 8.8% Debentures due 2021

7) 7.2% Debentures due 2027

8) Obligations Associated with Consolidation of Lease Arrangements

9) Other Obligations

The Company will furnish copies of the above debt instruments to the Commission upon request.

Material contracts

10.1 Kit Kat and Rolo License Agreement (the "License Agreement") between the Company and Rowntree Mackintosh Confectionery Limited is incorporated by reference from Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1980. The License Agreement was amended in 1988 and the Amendment Agreement is incorporated by reference from Exhibit 19 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 1988. The License Agreement was assigned by Rowntree Mackintosh Confectionery Limited to Societe des Produits Nestle SA as of January 1, 1990. The Assignment Agreement is incorporated by reference from Exhibit 19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990.

10.2 Peter Paul/York Domestic Trademark & Technology License Agreement between the Company and Cadbury Schweppes Inc. (now Cadbury Beverages Delaware, Inc.) dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.3 Cadbury Trademark & Technology License Agreement between the Company and Cadbury Limited dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.4 Trademark and Technology License Agreement between Huhtamaki and the Company dated December 30, 1996, is incorporated by reference from Exhibit 10 to the Company's Current Report on Form 8-K dated February 26, 1997. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation. The agreement was amended and restated in 1999 and the Amended and Restated Trademark and Technology License Agreement is incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

10.5 Five Year Credit Agreement dated as of December 8, 2006 among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), Citibank, N.A., as administrative agent for the Lenders (as defined therein), Bank of America, N.A., as syndication agent, UBS Loan Finance LLC, as documentation agent, and Citigroup Global Markets, Inc. and Banc of America Securities LLC, as joint lead arrangers and joint book managers is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 11, 2006.

10.6 Short-term Credit Agreement dated as of September 23, 2005 among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), Citibank, N.A., as administrative agent for the Lenders (as defined therein), Bank of America, N.A., as Syndication Agent, UBS Loan Finance LLC, as Documentation Agent, and Citigroup Global Markets Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Book Managers is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed September 28, 2005.

10.7 Short-Term Credit Agreement, dated March 13, 2006, among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), Citibank, N.A., as administrative agent for the Lenders, Bank of America, N.A., as syndication agent, UBS Loan Finance LLC, as documentation agent, and Citigroup Global Markets Inc. and Banc of America Securities LLC, as joint lead arrangers and joint book managers, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 15, 2006.

10.8 Letter Amendment to Short Term Credit Agreement, dated September 14, 2006, among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), and Citibank, N.A., as agent for the Lenders, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed September 15, 2006.

10.9 Agreement dated December 12, 2005 between the Company and Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 12, 2005.

10.10 Agreement dated January 27, 2006, between the Company and Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 27, 2006.

10.11 Agreement dated July 26, 2006, between the Company and Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 28, 2006.

Executive Compensation Plans and Management Contracts

10.12 The Company's Amended and Restated Key Employee Incentive Plan is incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

10.13 Terms and Conditions of Nonqualified Stock Option Grants under the Key Employee Incentive Plan is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 18, 2005.

10.14 The Long-Term Incentive Program Participation Agreement is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 18, 2005.

10.15 The Company's Amended and Restated (2007) Supplemental Executive Retirement Plan is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 10, 2006.

10.16 The Company's Deferred Compensation Plan (Amended and Restated as of January 1, 2007) is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed October 10, 2006.

10.17 First Amendment to the Hershey Foods Corporation Amended and Restated (2003) Supplemental Executive Retirement Plan is incorporated by reference from Exhibit 10.5 to the Company's Current Report on Form 8-K, filed July 21, 2005.

10.18 The Company's Amended and Restated Directors' Compensation Plan is incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

10.19 The Company's Executive Benefits Protection Plan (Group 3A) Amended and Restated as of December 29, 2006, covering certain of its executive officers, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 3, 2007.

10.20 The Executive Employment Agreement between the Company and Richard H. Lenny, dated March 12, 2001, is incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2001.

10.21 Amendment to Executive Employment Agreement between the Company and Richard H. Lenny, effective as of October 3, 2006, is incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K, filed October 10, 2006.

10.22 The Company's 2005 Early Retirement Plan for E-Grade Employees is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed July 21, 2005.

10.23 The Company's 2005 Early Retirement Plan for E-Grade Employees Separation Agreement and General Release is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed July 21, 2005.

10.24 The Company's 2005 Enhanced Mutual Separation Plan for E-Grade Employees is incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K, filed July 21, 2005.

10.25 The Company's 2005 Enhanced Mutual Separation Plan for E-Grade Employees Separation Agreement and General Release is incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K, filed July 21, 2005.

10.26 A summary of changes to non-employee director compensation for 2007 is attached hereto and filed as Exhibit 10.1.

10.27 A summary of certain compensation matters previously contained in the Company's Current Report on Form 8-K filed February 13, 2007, is attached hereto and filed as Exhibit 10.2.

Broad Based Equity Compensation Plans

10.28. The Company's Broad Based Stock Option Plan, as amended, is incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Other Exhibits

12 Computation of ratio of earnings to fixed charges statement

A computation of ratio of earnings to fixed charges for the fiscal years ended December 31, 2006, 2005, 2004, 2003, and 2002 is attached hereto and filed as Exhibit 12.

21 Subsidiaries of the Registrant

A list setting forth subsidiaries of the Company is attached hereto and filed as Exhibit 21.

23 Independent Auditors' Consent

The consent dated February 23, 2007 to the incorporation of reports of the Company's Independent Auditors is attached hereto and filed as Exhibit 23.

31.1 Certification of Richard H. Lenny, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.1.

31.2 Certification of David J. West, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.2.

32.1* Certification of Richard H. Lenny, Chief Executive Officer, and David J. West, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto and furnished as Exhibit 32.

* Pursuant to Securities and Exchange Commission Release No. 33-8212, this certification will be treated as "accompanying" this Annual Report on Form 10-K and not "filed" as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act, and this certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 23rd day of February, 2007.

THE HERSHEY COMPANY
(Registrant)

By: /s/ DAVID J. WEST
David J. West
Executive Vice President, Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/s/ RICHARD H. LENNY **(Richard H. Lenny)**	Chief Executive Officer and Director	February 23, 2007
/s/ DAVID J. WEST **(David J. West)**	Chief Financial Officer	February 23, 2007
/s/ DAVID W. TACKA **(David W. Tacka)**	Chief Accounting Officer	February 23, 2007
/s/ JON A. BOSCIA **(Jon A. Boscia)**	Director	February 23, 2007
/s/ ROBERT H. CAMPBELL **(Robert H. Campbell)**	Director	February 23, 2007
/s/ ROBERT F. CAVANAUGH **(Robert F. Cavanaugh)**	Director	February 23, 2007
/s/ GARY P. COUGHLAN **(Gary P. Coughlan)**	Director	February 23, 2007
/s/ HARRIET EDELMAN **(Harriet Edelman)**	Director	February 23, 2007
/s/ BONNIE G. HILL **(Bonnie G. Hill)**	Director	February 23, 2007
/s/ ALFRED F. KELLY, JR. **(Alfred F. Kelly, Jr.)**	Director	February 23, 2007
/s/ MACKEY J. MCDONALD **(Mackey J. McDonald)**	Director	February 23, 2007
/s/ MARIE J. TOULANTIS **(Marie J. Toulantis)**	Director	February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

Under date of February 22, 2007, we reported on the consolidated balance sheets of The Hershey Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2006, which are included in The Hershey Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans,* at December 31, 2006.

/s/ KPMG LLP

New York, New York
February 22, 2007

2006 Annual Report to Stockholders

Schedule II

THE HERSHEY COMPANY AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2006, 2005 and 2004

Description In thousands of dollars	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts(a)	Deductions from Reserves	Balance at End of Period
Year Ended December 31, 2006:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$19,433	$ 2,669	$ —	$ (3,437)	$18,665
Year Ended December 31, 2005:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$17,581	$13,342	$ 676	$(12,166)	$19,433
Year Ended December 31, 2004:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$21,099	$ 1,844	$2,930	$ (8,292)	$17,581

(a) Includes recoveries of amounts previously written off and amounts related to acquired businesses.

CERTIFICATION

I, Richard H. Lenny, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

R.H. Lenny

Richard H. Lenny
Chief Executive Officer
February 23, 2007

CERTIFICATION

I, David J. West, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

David J. West
Chief Financial Officer
February 23, 2007

SUMMARY ANNUAL REPORT

Please refer to the Summary Annual Report enclosed with this publication for more information about the Company and its directors and executive officers. The Annual Report to Stockholders and Summary Annual Report are not part of the Company's soliciting material.


HERSHEY'S CHOCOLATE WORLD
visitors center
Refreshments/Gift Distribution
GIANT Center
Site of Meeting
TO: I-81 Exit 77; Route 22
THE HOTEL HERSHEY
Hotel Rd.
Milton Hershey School
Former Senior Hall
Hershey Gardens
Sandbeach Rd.
TO: I-81 Exit 80; I-78; Route 22
The Hershey Company
Corporate Headquarters
Antique Automobile
Club of America Museum
HERSHEY'S
CHOCOLATE
WORLD
visitors center
HERSHEYPARK
Stadium & Arena
Hersheypark Dr.
The Outlets At Hershey
HERSHEY
Golf Club
East & West Course
GIANT Center
West Derry Rd.
East Derry Rd.
Hershey Museum
ZOOAMERICA
North American
Wildlife Park
Historical
Derry Church
Derry
One-Room Schoolhouse
HERSHEY
Highmeadow
Campground
HERSHEYPARK
Park Blvd.
Old West Chocolate Ave.
Hershey Plant
Chocolate Ave.
Mansion Rd.
East Derry Rd.
TO: Lebanon; Reading
Spring Creek
Golf Course
Hersheypark Dr.
HERSHEY Lodge and
Convention Center
Cocoa Ave.
Caracas Ave.
Hershey Theatre
Governor Rd.
TO: Harrisburg; I-83; Harrisburg Int. Airport; PA Turnpike Exit 247; Baltimore; Washington
Antique Automobile
Club of America
National Headquarters
Fishburn Rd.
Homestead Rd.
Homestead Ln.
Milton Hershey's Birthplace
& Homestead
Milton S. Hershey
Medical Center
TO: Lancaster; Route 283
Founders Hall of the
Milton Hershey School
TO: PA Turnpike Exit 266; Philadelphia; Lancaster

END